Joshua A. Roesch
Attorney

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105
Direct: 314.345.6219
Fax: 314.480.1505
josh.roesch@huschblackwell.com
March 3, 2011

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Southwest Iowa Renewable Energy, LLC
File No. 333-166073
Form S-1/A filed February 24, 2011

To Whom It May Concern:

On February 24, 2011, Southwest Iowa Renewable Energy, LLC (the “Company”) filed Amendment No. 1 to Form S-1 (“Amendment 1”) with the Securities and Exchange Commission.  This filing is being made as a supplement to the Amendment 1 filing in order to file a redline that shows the changes made by Amendment 1 to the Form S-1 filed by the Company on April 14, 2010.

Please feel free to contact me if you have any questions about this supplemental filing.

Sincerely,

/s/ Joshua A. Roesch
Joshua A. Roesch

Enclosure

HUSCH BLACKWELL LLP

As filed with the Securities and Exchange Commission on ~~April 14, 2010~~February 24, 2011
Registration No. 333-166073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SOUTHWEST IOWA RENEWABLE ENERGY, LLC
(Exact name of registrant as specified in its charter)
__________________________________

Iowa	2860	20-2735046
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number) _______________________________	(I.R.S. Employer Identification No.)

10868 189th Street
Council Bluffs, Iowa  51503
(712) 366-0392

_________________________________

Agent for Service: Brian Cahill President and Chief Executive Officer ~~Southwest Iowa Renewable Energy, LLC~~ 10868 189th Street Council Bluffs, Iowa 51503 (712) 366-0392	Copies of Communications to: David E. Gardels, Esq. Husch Blackwell ~~Sanders~~ LLP 1620 Dodge Street, Suite 2100 Omaha, Nebraska 68102 (402) 964-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ~~☐~~☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Convertible Subordinated Term Notes due August 2014	$14,251,000	$14,251,000 (1)	$14,251,000	$~~1017~~1,017 (3)
Series A Units	4,750(2)	(2)	(2)	(3)

(1)      Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(i) under the Securities Act of 1933, as amended.
(2)  This number represents the maximum number of Series A Units potentially issuable upon conversion of the Notes registered hereby.  Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of Series A Units as may be issued as a result of adjustments to prevent dilution by reason of any Unit split, Unit dividend or similar transaction.
(3)  $1,017 already paid.  Pursuant to Rule 457(i) under the Securities Act, there is no additional registration fee with respect to the Series A Units issuable upon conversion of the Notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated ~~__________ __, 2010~~February 24, 2011

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission and certain states is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

$14,251,000
Convertible Subordinated Term Notes due 2014 ~~and~~

4,750 Series A Units Issuable Upon Conversion of the Notes

As of December 31, ~~2009,~~ 2010, we have ~~an~~ outstanding ~~bridge loan of approximately $8,650,500 and term note of approximately $27,106,000~~loans of $159,060,403 and we seek to offer our existing members and other investors an opportunity to purchase our Convertible Subordinated Term Notes (“Notes”) in this offering, the proceeds of which will be used to either refinance a portion of such outstanding debt or for general working capital purposes.  We will conduct this offering ourselves on a best efforts basis and without any underwriter or placement agent.  It is our current intention that the offering will end no later than ~~September 30, 2010,~~ March 31, 2012, but we may extend the offering beyond such date at our sole discretion.  We may register up to an additional 20% of the Notes for sale under this offering~~, but will not issue more than $35,800,000 in Notes in any event.~~ pursuant to Rule 462(b) under the Securities Act of 1933.

The minimum Note purchase is $15,000, and investors may purchase additional amounts of Notes in integral amounts of $3,000.  The purchase price represents 100% of the principal amount of the Notes.  Because the proceeds of this offering will be used to refinance our outstanding debt, we will not realize any net proceeds from this offering.  Accordingly, there is no minimum size to this offering and we will not escrow any funds used to purchase the Notes.

We will pay interest (in cash or in-kind) on the Notes of 7.5% over the six-month LIBOR on January 31 and July 31 of each year, beginning ~~January~~July 31, 2011, and such interest may be paid in kind, at ~~the Company’s~~our option, and any accrued interest paid in-kind will be capitalized and added to the outstanding principal of such Note.  The Notes will mature on August 14, 2014.  The Notes will be unsecured, subordinated obligations and will rank junior in right of payment to all of our existing and future senior indebtedness and equal in right to all of our subordinated indebtedness.

Holders of the Notes may convert them into our Series A Units ~~in a minimum of $15,000 of indebtedness~~at a conversion ratio of one Unit issued for every $3,000 of Note principal (including interest paid-in-kind and accrued unpaid interest)~~, at a price of $3,000 per Unit~~ converted, subject to adjustment and provided a minimum of $15,000 of Note principal amount is so converted.  Any such conversion ~~shall~~must be effected on January 31 or July 31 of each year; provided, however, that we must receive the conversion request ~~must be received by the Company~~ at least ~~thirty (~~30~~)~~ days prior to the requested conversion date.

~~The Company~~We may redeem the Notes at anytime, but upon receipt of a redemption notice, a Holder may elect to convert the Notes into Series A Units by providing written notice of such to ~~the Company~~us within 20 days of the date of the redemption notice.

Neither the Notes nor any series of our equity Units is or will be listed on any securities exchange.

The Notes are speculative securities and involve a significant degree of risk. You should read this prospectus including the section entitled “RISK FACTORS” beginning on page 6.

i

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
The date of this Prospectus is ~~__________ __, 2010~~February 24, 2011

ii

TABLE OF CONTENTS

Part I
Forward-Looking Statements	1
Summary	2
Risk Factors	6
Use of Proceeds	23
Distribution Policy	23
Determination of Offering Price	23
Plan of Distribution	24
Transferability	~~25~~26
Description of Securities to be Registered	30
Description of Business	37
Description of Property	~~44~~46
Legal Proceedings.	~~44~~46
Management Discussion and Analysis of Financial Condition	~~45~~47
Management	~~51~~55
Security Ownership of Certain Beneficial Owners and Management	~~56~~60
Certain Relationships and Related Party Transactions	~~58~~62
Summary of Operating Agreement	~~60~~66
Common Equity and Related Equity Holder Matters	~~64~~70
Federal Income Tax Aspects	~~64~~71
Independent Registered Public Accounting Firm	83
Legal Matters	~~79~~86
Experts	86
Where You Can Find More Information	~~79~~86
Index to Financial Statements	~~80~~87
Part II
Item 13. Other Expenses of Issuance and Distribution	II-1
Item 14. Indemnification of Directors and Officers	II-1
Item 15. Recent Sales of Unregistered Securities	II-1
Item ~~15.~~16. Exhibits	II-~~2~~3
Item ~~16.~~17. Undertakings	II-~~7~~6

You should rely only on the information contained in this Prospectus.  We have not authorized anyone to provide you with different information.  We are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information contained in this Prospectus is accurate as of the date on the front of this Prospectus only, regardless of the time of delivery of this Prospectus or any sale of our Notes and Series A units.  Our business, financial condition, operating results and prospects may have changed since that date.

We maintain a corporate website at www.sireethanol.com.  However, information on that website is not incorporated by reference into this Prospectus.

~~Industry and Market Data~~

~~The market data and certain other statistical information used throughout this Prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources.  Although we believe these third-party sources are reliable, we have not independently verified the information.  In addition, some data are based on our good faith estimates.~~

iii

FORWARD-LOOKING STATEMENTS

This Prospectus contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance, or our expected future operations and actions.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will”, “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,”  “predict,” “target,” “potential,” or “continue” or the negative of these terms or other similar expressions.  These forward-looking statements are only our predictions based on current information and involve numerous assumptions, risks and uncertainties.  Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the reasons described in this report.  While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include:

•	Changes in the availability and price of corn, natural gas, and steam;
•	Our inability to comply with our credit agreements required to continue our operations;
•	Negative impacts that our hedging activities may have on our operations;
•	Decreases in the market prices of ethanol and distillers grains;
•	Ethanol supply exceeding demand; and corresponding ethanol price reductions;
•	Changes in the environmental regulations that apply to our plant operations;
•	Changes in plant production capacity or technical difficulties in operating the plant;
•	Changes in general economic conditions or the occurrence of certain events causing an economic impact in the agriculture, oil or automobile industries;
•	Changes in federal and/or state laws (including the elimination of any federal and/or state ethanol tax incentives);
•	Changes and advances in ethanol production technology;
•	Additional ethanol plants built in close proximity to our ethanol facility in southwest Iowa;
•	Competition from alternative fuel additives;
•	Changes in interest rates and lending conditions of our loan covenants;
•	Our ability to retain key employees and maintain labor relations; and
•	Volatile commodity and financial markets.

These forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof and include the assumptions that underlie such statements.  Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed below and in the section titled “Risk Factors.” ~~Other risks and uncertainties are disclosed in our prior Securities and Exchange Commission (“~~SEC~~”) filings.~~ These and many other factors could affect our future financial condition and operating results and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by us or on our behalf.  We undertake no obligation to revise or update any forward-looking statements.

You should read this Prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements contained in this Prospectus have been compiled as of the date of this Prospectus and should be evaluated with consideration of any changes occurring after the date of this Prospectus. Except as required under federal securities laws and ~~SEC~~Securities and Exchange Commission (“SEC”) rules and regulations, we will not update forward-looking statements even though our situation may change in the future.

SUMMARY

The items in the following summary are described in more detail later in this Prospectus. You should carefully read the more detailed information ~~set out~~ in this Prospectus, especially the risks of investing in our Notes ~~that we discuss~~discussed under ~~the~~ “Risk Factors,” ~~section,~~ as well as the financial statements and the related notes ~~to those statements~~ included elsewhere in this Prospectus.  All references in this Prospectus to “we,” “us,” “our” and “Company” refer to Southwest Iowa Renewable Energy, LLC, unless the context requires otherwise. We report our financial information on the basis of a September 30 fiscal year end.

The Company

We are an Iowa limited liability company~~, located in Council Bluffs, Iowa,~~ formed in ~~March,~~ 2005 to construct and operate a 110 million gallon per year capacity ethanol plant.  We began producing ethanol in February, 2009 and sell our ethanol, modified wet distillers grains with solubles (“WDGS”) and corn syrup in the continental United States.  We sell our dried distillers grains with solubles (“DDGS” and collectively with WDGS, “Distillers Grains”) in the continental United States, Mexico, and the Pacific Rim.  Our plant was constructed by ICM, Inc. (“ICM”).  Our production facility (the “Facility”) is located in Pottawattamie County in southwestern Iowa.

While we operate in an extremely competitive business which is presently facing challenging commodity price pressures, we believe that we possess certain characteristics which separate us from our competition.  First, our Facility is one of only 14 ethanol plants in the United States which utilizes steam for its primary energy source.  The vast majority of ethanol plants in the United States use natural gas to produce ethanol and dry distillers grains, which requires them to pay more for their chief energy input, while at the same time increasing their exposure to the volatile natural gas markets.  Our Facility’s usage of steam as its chief energy input reduces both our exposure to energy input market volatility and our operating costs.  Second, we have partnered with significant participants in the ethanol and grain businesses—ICM and Bunge North America, Inc. (a wholly-owned subsidiary of Bunge Limited, a publicly-traded, global agribusiness company) (“Bunge”), both of whom hold a significant amount of our equity.  We believe these partnerships make us more competitive by providing us with critical support and services in the areas of risk management, quality control, experienced commodity trading, and experience in the implementation of the latest technologies.

~~As of December 31, 2009, we have a bridge loan in the principal amount of approximately $8,650,500 (the “~~Bridge Loan~~”) due June 15, 2010 from Commerce Bank, N.A. (the “~~Bridge Lender~~”) and have entered into arrangements with the Bridge Lender and ICM and Bunge N.A. Holdings Inc. (“~~Holdings~~”), an affiliate of Bunge, with whom we have material business arrangements.  In connection with an amendment to the Bridge Loan, we issued a Subordinated Term Note (the “~~Term Note~~”) in favor of Holdings in the amount of approximately $27,106,000 with a maturity date of August 31, 2014 (with such Term Note debt, together with the Bridge Loan debt, the “~~Bridge Debt~~”).  As security for the Bridge Loan, ICM caused its bank to issue a letter of credit in favor of the Bridge Lender.  In the event the letter of credit is drawn upon, our agreement with ICM (the “~~Series C Agreement~~”) provides that we will immediately reimburse ICM for the amount of any such payments by issuing Series C Units to ICM at a price of $3,000 per Unit or one half (1/2) of the lowest purchase price paid by any party for a Unit who acquired (or who has entered into any agreement, instrument or document to acquire) such Unit as part of any private placement of Units after the date of the Second Amendment to the Series C Agreement (the “~~Series C Amendment~~”) but prior to the date of any payment on the Bridge Loan made by ICM.  As of this date of this prospectus, the conversion price would be $3,000.  We may enter into a subsequent agreement with ICM, pursuant to which ICM will accept subordinated debt from us on terms similar to the Term Note in exchange for ICM’s payment on the Bridge Loan, and any such agreement will be in lieu of the Series C Agreement and Series C Amendment.  Holdings, at its option, may convert the Term Note to Series U Units of the Company at a per unit price of $3,000 in satisfaction of any outstanding principal balance due to Holdings by us under the Term Note.~~

Purpose of the Offering

We have an outstanding Negotiable Subordinated Term Loan Note in favor of ICM (the “ICM Note”) which had a principal balance of $10,061,472 on December 31, 2010.  The ICM Note is convertible at ICM’s option into Series C Units at $3,000 per unit.  We are also a party to an agreement with ICM (the “ICM Equity Agreement”) under which ICM (i) has preemptive rights to purchase new securities we issue and (ii) receive 24% of the proceeds received by us from our issuance of equity or debt securities—including the Notes offered hereby—in satisfaction of the ICM Note.  We have an outstanding Subordinated Term Loan Note (the “Holdings Note,” together with the ICM Note, the “Convertible Debt”) in favor of Bunge N.A. Holdings, Inc. (“Holdings”), a Bunge affiliate, which had a principal balance of $29,220,130 as of December 31, 2010.   The Holdings Note is convertible at Holdings’ option into Series U Units at a conversion price of $3,000 per unit.  Additionally, we are a party to an agreement with Holdings (the “Holdings Equity Agreement,” together with the ICM Equity Agreement, the “Equity Agreements”), under which we agreed to pay 76% of the proceeds received by us from the issuance of equity or debt securities—including the Notes offered hereby—to Holdings in satisfaction of the Holdings Note.

We wish to offer our existing Members and other investors the opportunity to ~~replace, pro rata, the Bridge Loan (or other subordinated debt held by ICM upon payment of the Bridge Loan by ICM) and Term Note with the amount of~~reduce the Convertible Debt with the proceeds from the sale of the Notes issued in this offering, as well as the opportunity to limit any dilution they may experience should ICM or Holdings convert any of the Convertible Debt to equity in the Company.  Under the Equity Agreements, 24% of the proceeds of this offering must be used to reduce the outstanding amount of the ICM Note and 76% of the proceeds of this offering must be used to reduce the outstanding amount of the Holdings Note.  We anticipate issuing approximately $10,000,000 in Notes in this offering, but are registering $14,251,000 of Notes and accompanying Series A Units to cover all Units we may issue if we pay interest on the Notes in the form of payment-in-kind interest and Holders convert all of their Notes.  Therefore, ~~for example, based on our December 31, 2009 Bridge Loan and Term Note balances,~~ if $10,000,000 of Notes are sold in this offering and we incur offering costs estimated at $125,000, approximately $~~2,389,750 will go to replacing the Bridge Loan (or other subordinated debt held by ICM upon payment of the Bridge Loan by ICM) (as the Bridge Loan represented 24.2% of the aggregate debt of the Bridge Loan and Term Note as of December 31, 2009) and approximately $7,485,250 will go to replacing the Term Note (as the Term Note represented 75.8% of the aggregate debt of the Bridge Loan and Term Note as of December 31, 2009).  The actual amounts repaid on the Bridge Loan (or other subordinated debt held by ICM upon payment of the Bridge Loan by ICM) and Term Note will depend on the actual outstanding balances on the date of payment~~2,370,000 would be required go to reducing the ICM Note and approximately $7,505,000 would be required to go to reducing the Holdings Note.  The Notes are convertible into our Series A Units at the same ~~price~~conversion ratio ICM and Holdings are entitled to convert into Units under ~~our agreements with them~~the Convertible Debt.

Depending on the market price for corn and other factors impacting our liquidity, our Board may determine to not reduce the Convertible Debt with the proceeds of this offering (or to use only a portion of the proceeds of this offering to reduce Convertible Debt) and instead utilize the proceeds (or a portion thereof) for general working capital purposes.  That usage would require ICM’s and Holdings’ consent under the Equity Agreements.  While using the offering proceeds for working capital will enhance our ability to manage corn prices which have been trending higher, it would result in us having a higher amount of subordinated debt than if we repaid the Convertible Debt with the proceeds.  See “Use of Proceeds” and “Management Discussion and Analysis of Financial Condition—Overview, Status and Recent Developments,” below.

Risk Factors

Investing in our Notes involves risks that include the unpredictability of corn and ethanol prices, competition, and other material factors.  You should carefully read and consider the section entitled “Risk Factors” beginning on page 6 of this Prospectus for an explanation of these risks before investing in our Notes.

Corporate Information

Our principal executive office is located at 10868 189th Street, Council Bluffs, Iowa, 51503, and our phone number is (712) 366-0392. We also maintain a website at www.sireethanol.com. The information on our website is not incorporated by reference into this Prospectus.

The Offering

Purpose
To provide ~~holders of Series A Units~~ our Unitholders limited protection from ~~unit~~ dilution occurring ~~should~~ if either ICM or Holdings exercise their rights to convert ~~certain debt into Units.~~
~~To provide other investors the opportunity to invest in us by purchasing Notes, which are convertible~~the Convertible Debt into Units.
~~To use the proceeds of the Notes to reduce our outstanding indebtedness to our two strategic investors, Bunge and ICM~~  We may use the proceeds from the sale of the Notes to reduce the Convertible Debt, or, depending on market factors impacting our liquidity, we may utilize proceeds from this offering (or a portion of proceeds) for general working capital, with ICM and Holdings’ consent.

Securities offered by us	Convertible Subordinated Term Notes ~~(the “Notes”)~~ which are convertible into our Series A Units (“Units”).
Minimum purchase	Notes will be sold in the minimum purchase amount of $15,000, and integral increments of $3,000 thereafter. See “Plan of Distribution” below.
Interest and Payment Dates	Holders of the Notes (the “Holders”) will be paid interest at a rate of 7.5% over the six-month LIBOR on January 31 and July 31 of each year, beginning on the date of issuance of the Notes.  As of ~~April 8,~~December 31, 2010, the six-month LIBOR was ~~approximately 0.45%.  The Company has~~0.461%.  We have the right and option to pay all interest in-kind, meaning interest will be capitalized and added to the outstanding principal of the Notes (“PIK Interest”), and any accrued and unpaid interest on the Notes which is not paid in cash on the due date is automatically capitalized and added to the outstanding principal of the Notes on the due date.  ~~Any~~ See “Description of Securities to be Registered” below.
~~Pursuant to~~Under the terms of the Amended and Restated Credit Agreement dated March 31, 2010 ~~by and~~ among us, AgStar Financial Services, PCA (“Agent”), and the additional commercial, banking or financial institutions party thereto as banks (collectively, the “Banks”) ~~and AgStar Financial Services, PCA, as the agent for the Banks (“Agent”), as may from time to time~~, as may be amended (the “Credit Agreement”), we are not permitted to make any principal or interest payments on the Notes in advance of maturity and payment in full of the Credit Agreement.  Purchasers of Notes should anticipate that all interest payments will be made through additions of PIK Interest to the principal of the Notes, and when interest payments are made through additions of PIK Interest to the principal of the Notes, Holders will be required to pay tax on such interest, despite the fact that they do not receive any cash payments.

Maturity Date of Notes	August 31, 2014. See “Description of Securities to be Registered” below.
Conversion Rights of ~~Note~~ Holders

The Notes (including capitalized PIK Interest and accrued but unpaid interest) are convertible, at the option of the Holder, on January 31 and July 31 of each year, into Series A Units, in the minimum principal amount of $~~15,000,~~15,000 and integral increments of $3,000 thereafter, at a conversion ~~price of $3,000 per Unit.  Holders of Notes~~ rate of one Unit for every $3,000 in Note principal amount (including PIK Interest and accrued but unpaid interest) converted.  Holders desiring to convert must provide us notice ~~to the Company~~ at least ~~thirty (~~30~~)~~ days prior to the applicable conversion date.  Upon conversion, the ~~Unit holder~~Unitholder (“Member”) will have the same rights as other Members holding Series A Units.  The Series A Units are one of four series of Units authorized under our Third Amended and Restated Operating Agreement dated July 17, 2009 (“Operating Agreement”), and have rights which differ materially from the rights afforded other Series.  Any principal, including any ~~interest paid-in-kind~~PIK Interest, that is not converted to Units ~~shall~~will remain outstanding principal under the Notes.  See “Description of Securities to be Registered” below.
In addition, Holders can convert the Notes into Series A Units upon receipt of a redemption notice from ~~the Company~~us.  See “The Offering - Redemption” immediately below.

Redemption

The Notes can be redeemed by ~~the Company~~us at any time upon providing the Holder at least ~~thirty (~~30~~)~~ but not more than ~~ninety (~~90~~)~~ days advance notice of such redemption.  Upon receipt of a notice of redemption ~~from the Company~~, a Holder may provide written notice to ~~the Company,~~us within ~~twenty (~~20~~)~~ days of the date of such redemption notice, indicating that the Holder desires to convert the Notes to Series A Units.  Such notice must ~~set forth~~contain all elements required for a conversion notice.  If ~~the Company receives~~we receive such a notice within ~~twenty (~~20~~)~~ days of the date of the redemption notice, then on the date of redemption, ~~the Company shall~~we will convert such Holders’ Notes into a whole number of Units (at the conversion ~~price~~ratio of one Unit for every $3,000 ~~per Unit) and the Company shall~~ in Note principal and PIK Interest converted) and we will redeem any remaining principal and interest that is ~~of an amount~~ insufficient for conversion.  If no such notice is received by ~~the Company~~ us, then ~~the Company shall~~we will automatically redeem such Note.

Upon redemption, ~~the Company shall~~we will pay the Holder ~~of the Note(s) being redeemed~~ the outstanding principal balance (including any capitalized PIK Interest)

of the Notes being redeemed and any accrued but unpaid interest.
Indenture	The rights of the Holders are described in the Indenture (“Indenture”) filed as an exhibit this registration statement. See “Description of Securities to be Registered” below.
Ranking

The Notes are unsecured and are subordinated to our outstanding senior indebtedness and equal to our outstanding subordinated indebtedness.  As of December 31, ~~2009,~~2010, we had ~~approximately $118,425,000~~$115,705,468 of senior secured debt and ~~approximately $35,900,000~~$43,354,935 of subordinated and other debt. See “Description of Securities to be Registered” below.

Unit distribution policy

We have not yet made any distributions to our Members, and we do not expect to pay distributions in the foreseeable future.  Our Board of Directors retains the authority to pay distributions to our Members.  Furthermore, the terms of our credit agreements, including the terms of the Notes and the Credit Agreement, restrict our ability to make distributions to our Members.  See “Distribution Policy” below.

Risk factors

The Notes are subordinated to our senior debt obligations ~~pursuant to~~under the Credit Agreement.  Moreover, our business is subject to significant risks, including unpredictable movements in the price of corn and ethanol.  See the risk factors described under the heading “Risk Factors” beginning on page 6 of this Prospectus and the other information included in this Prospectus for a discussion of factors you should carefully consider before deciding to invest in our Notes.

Plan of distribution

We are offering, on a best efforts basis and without the assistance of any broker, placement agent or finder, the Notes publicly in Iowa and privately in other states in accordance with state blue sky laws.  Accordingly, depending on the state in which the Notes are purchased, any resales of the Notes by purchasers in this offering may be subject to conditions or limitations imposed by applicable state securities laws.  We do not intend to compensate any person in connection with the sale of the Notes in this offering.
Iowa purchasers of Notes who are not already Members of the Company must satisfy certain minimum net worth requirements in order to purchase Notes.  See “Plan of Distribution” below.

Use of proceeds

We ~~will~~may use the net proceeds of this offering to ~~repay the Bridge Loan and Term Note, pro rata.  The Bridge Loan fully matures on June 15, 2010.  At maturity, ICM will pay~~reduce the outstanding balance of the ~~Bridge Loan under a letter of credit issued by ICM and we will issue ICM Series C Units for each $3,000 paid by ICM (the “~~ICM Bridge Loan Obligation~~”).  Alternatively, ICM may agree to accept subordinated debt of the Company in lieu of Series C Units, in which case such subordinated debt will be on terms similar to those of the Term Note, meaning it will be convertible into Units.  Any such subordinated debt, conversion rights, the ICM Bridge Loan Obligation and issuance of Units to ICM under any such obligations shall collectively be referred to as the “ICM Convertible Debt~~Convertible Debt.  Under the Equity Agreements, 24% of the proceeds of this offering must used to reduce the ICM Note and 76% of the proceeds of this offering must be used to reduce the Holdings Note.  Accordingly, if $10,000,000 of Notes are sold in this offering and we incur offering costs estimated at $125,000, approximately $2,370,000 would be required to go to reduce the ICM Note and approximately $7,505,000 would be required to go to reduce the Holdings Note.  The Notes are convertible into our Series A Units at the same ratio at which ICM and Holdings are entitled to convert into Units under the Equity Agreements.

Depending on the market price for corn and other factors impacting our liquidity, our Board may seek ICM and Holdings’ consent to instead utilize the proceeds (or a portion of proceeds) for general working capital purposes.  While using the offering proceeds (or a portion thereof) for working capital would enhance our ability to manage corn prices which have been trending higher, it would result in us having a higher amount of subordinated debt than if we repaid the Convertible Debt with the proceeds.
~~Based on the outstanding Bridge Loan and Term Note balances as of December 31, 2009, if $10,000,000 of Notes are sold, approximately $2,389,750 will go to replacing the Bridge Loan (or other subordinated debt held by ICM upon payment of the Bridge Loan by ICM) (as the Bridge Loan represented 24.2% of the aggregate debt of the Bridge Loan and Term Note as of December 31, 2009) and approximately $7,485,250 will go to replacing the Term Note (as the Term Note represented 75.8% of the aggregate debt of the Bridge Loan and Term Note as of December 31, 2009), with the remaining $125,000 going to estimated offering costs.  The actual amounts repaid on the Bridge Loan (or other subordinated debt held by ICM upon payment of the Bridge Loan by ICM) and Term Note will depend on the actual outstanding balances on the date of payment.~~  See “Use of Proceeds” below.

Lack of liquidity

~~The Notes are non-transferable.~~  Neither the Notes nor our Units into which the Notes may be converted will trade on any securities exchange.  Because we have elected to be taxed as a partnership for federal income tax purposes, the Internal Revenue Code of 1986, as amended (the “Code”) restricts the number of our Units which may be transferred in any one fiscal year.  While we will utilize a qualified matching service (“QMS”) as allowed by regulations adopted under the Code to provide limited liquidity for the Notes and our Units, a QMS is not a liquid market.  Furthermore, proposed transfers of Notes must be approved by our Board, and any proposed transfer of our ~~securities~~Units is subject to the conditions and restrictions on transfer provided in our Operating Agreement.  See “Summary of the Operating Agreement” below.  Finally, resales of the Notes, as well as the Units~~,~~ into which the Notes are convertible, by purchasers in this offering may be restricted by applicable state law.  See “Transferability” and “Plan of Distribution” below.

Bunge and ICM

Bunge and ICM ~~are~~hold a significant amount of equity ~~holders of us and we~~in us, and ICM and Holdings issued us the Convertible Debt.  We also have material commercial arrangements with ~~them~~Bunge and ICM.  See “Certain Relationships and Related Party Transactions” below.

How to Purchase Notes

Persons wishing to purchase our Notes must deliver to us a fully executed Subscription Agreement (“Subscription Agreement”), a form of which has been filed as an exhibit to this Registration Statement, and which has been provided to each offeree, along with this Prospectus.

Executed Subscription Agreements must be sent to the following address:

Southwest Iowa Renewable Energy, LLC
Att’n: Karen Kroymann
10868 189th Street
Council Bluffs, Iowa, 51503

Persons having questions about the terms if this offering, the Notes or the Units may call Karen Kroymann at (712) 352-5007.

RISK FACTORS

Investing in our Notes involves a high degree of risk.  You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our Notes.  If any of the following risks actually occur, our business, financial condition, operating results and prospects would suffer.  In that case, the value of the Notes would likely decline and you might lose all or part of your investment.  ~~The risks described below are not the only ones we face.~~  Additional risks ~~that we currently do not know about or~~ that we currently believe to be immaterial may also impair our operations and business results.

Risks Related to this Offering and the Notes

The Notes are our unsecured subordinated obligations and are subordinated in right of payment to our senior debt.

The Notes will be ~~our~~ unsecured obligations and will rank, in right of payment, junior to all of our future senior debt and our existing senior debt, which includes, as of December 31, ~~2009,~~2010, a $~~118,425,000~~115,705,466 credit facility ~~(as amended, the “~~Credit Agreement~~”)~~ we have ~~with AgStar Financial Services, PCA (“~~Agent~~”), as agent for a syndicate group of lenders (“~~Lenders~~”)~~Agent, which has been segmented into three credit facilities, an amortizing term facility of $101,000,000, a revolving term facility of $10,000,000 and a revolving line of credit of $15,000,000.  The Notes will rank equal in right of payment to all of our existing and future subordinated debt, including (i) the ~~Bridge Loan~~Convertible Debt; (ii) a Subordinated Revolving Credit Note issued in favor of Holdings (the “Holdings Revolving Note”) (as of December 31, ~~2009~~2010, there was ~~no~~an outstanding balance of $3,750,000); and (iii) ~~the Term Note; and (iv) a note~~notes issued in favor of Iowa Department of Economic Development (“IDED”) in the ~~aggregate~~ amount of $~~143,000.~~ 323,333 as of December 31, 2010.

In the event we default on any of our senior debt or in the event we undergo a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the proceeds of the sale of our assets would first be applied to the repayment of our senior debt before any of those proceeds would be available to make payments on our subordinated debt, including the Notes. Accordingly, there may be no assets remaining from which claims of the Holders could be satisfied, or if any assets remained, they might be insufficient to satisfy those claims in full.

The Indenture does not restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively impact Holders.

Although we have no plans to issue any additional debt, neither the Indenture nor the terms of the Notes restrict us from incurring additional debt, including senior debt or secured debt. In addition, the limited covenants contained in the Indenture do not require us to achieve or maintain any minimum financial ratios relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the Indenture or the terms of the Notes could have the effect of diminishing our ability to make payments on the Notes when due, and require us to dedicate a substantial portion of our cash flow to fund our operations, working capital and capital expenditures. In addition, we are not restricted from repurchasing our Units by the terms of the Notes.

The Notes are not transferable without the consent of our Board of Directors.

The Notes are not transferrable without the consent of our Board of Directors.  Because the Notes ~~are not transferable~~have limited transferability, a Holder may be forced to hold ~~ownership of~~ the Notes longer than desired, and potentially until maturity or earlier conversion or redemption.

Conversions will only be permitted twice per year or upon receipt of a redemption notice from us and as a result Holders may not be able to convert their Notes when desired.

~~We will allow~~ Holders ~~to~~may convert the Notes (including capitalized PIK Interest and accrued but unpaid interest) to Series A Units on January 31 and July 31 of each year ~~that the Notes are outstanding~~ if we receive a request for conversion~~,~~ in accordance with the terms of the Indenture~~,~~ at least 30 days prior to the requested conversion date.  Conversion requests received less than 30 days prior to a conversion date will not be converted on ~~such~~that conversion date and will be eligible for conversion on the next conversion date.  In addition, Holders may convert the Notes (including capitalized PIK Interest and accrued but unpaid interest) upon receipt of notice from us that we are redeeming the Notes.  Upon receipt of such redemption notice, Holders may provide written notice to us within

~~twenty~~20 days of the date of such notice~~,~~ that the Holders desire to convert the Notes to Series A Units.  Because conversion is only permitted twice per year or upon receipt of a redemption notice from ~~the Company~~us, Holders may not be able to convert their Notes when desired and may be forced to hold their Notes longer than desired.

Holders will not be entitled to any rights with respect to our Series A Units, but will be subject to all changes made with respect to our Series A Units~~.~~
 ~~Holders of~~ if the Holder converts any Notes.

Holders will not be entitled to any rights with respect to our Series A Units (including, without limitation, voting rights or rights to receive any distributions), but will be subject to all changes affecting our Series A Units~~.~~ upon conversion. Holders will only be entitled to rights in our Series A Units if and when we deliver Series A Units upon conversion of their Notes. For example, in the event that an amendment is proposed to our articles of organization or Operating Agreement requiring Member approval and the record date for determining the Members of record entitled to vote on the amendment occurs prior to a Holder’s conversion of Notes, the Holder will not be entitled to vote on the amendment, although the Holder, if he or she converts Notes into Units, will nevertheless be subject to any changes in the powers, preferences or rights of our Series A Units that result from such amendment.

The conversion rate of the Notes may not be adjusted for all dilutive events.

The conversion rate of the Notes is subject to adjustment for certain events including~~, but not limited to,~~ the recapitalization, reclassification or other similar change of our Units, any consolidation, merger or combination of the Company with other party, if we are a party to a statutory share exchange or if any, sale, lease or other conveyance of all or substantially all of our assets.  However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of our Units for cash, that may adversely affect the price of the Notes or our Series A Units.  An event may occur that adversely affects the value of the Notes but does not result in an adjustment to the conversion rate.

Current Members will experience dilution in their proportionate interest in the Company and in the net tangible book value of the Company if any Notes are converted into Series A Units or if any part of the ~~Term Note and/or Bridge Loan (or any ICM~~ Convertible Debt~~)~~ is converted to equity.  Furthermore, Holders that convert Notes into Units will experience dilution in the net book value of the Company if additional Notes are converted into Units or if any part of the ~~Term Note and/or Bridge Loan (or any ICM~~ Convertible Debt~~)~~ is converted to equity.

Depending on the amount of Notes purchased and converted to Units, offering proceeds and other factors, ~~holders of Units~~Unitholders will experience immediate dilution of their interest in the Company and in net tangible book value of their Units based on our December 31, ~~2009~~2010 net tangible book value, as adjusted, and other assumptions. In addition, ~~holders of Units~~Unitholders will experience dilution if Holdings converts any of the ~~Term Note or Revolving~~Holdings Note into Series U Units or if ~~we have to issue Units to ICM in connection with the ICM Convertible Debt~~ICM converts any of the ICM Note into Series C Units.  Further, if any Holder converts Notes into Series A Units and subsequently other Holders convert Notes into Series A Units, such Holder will experience dilution in his or her proportionate interest in the Company and in net tangible book value of his or her Units.  For example, the net tangible book value of one Unit as of December 31, 2010 was $3,744.  If all Notes are converted into Series A Units, then the net tangible book value of one Unit (based on December 31, 2010 financial information) would be $3,572, resulting in dilution of $172 per Unit, though such dollar amount is in excess of the conversion price $3,000 per Unit.  The first Holder to convert their Notes into Series A Units would receive Series A Units with a net tangible book value of slightly less than $3,744, but that net tangible book value would decrease as each additional Holder converts his or her Notes into Series A Units.  Furthermore, if any Holder converts Notes into Series A Units and ~~subsequent thereto~~subsequently Holdings converts any of the ~~Term Note or Revolving~~Holdings Note into Series U Units or if ~~we issue Units to ICM in connection with~~ICM converts any of the ICM ~~Convertible Debt~~Note into Series C Units, then such Holder will experience dilution in their proportionate interest in the Company and in net tangible book value of their Units.

Our current Members~~,~~ and any Holder converting Notes to Units~~,~~ will experience dilution of their equity and voting rights if Holders convert Notes, if ICM ~~repays any of the Bridge Loan~~converts the ICM Note into Series C Units, and/or if Holdings converts the ~~Term~~Holdings Note into Series U Units.

As discussed in more detail below under “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” to the extent ~~we issue Units to ICM in connection with the ICM~~any of the Notes or Convertible Debt ~~and/or Holdings exercises its right to convert the Term Note to Series U~~are converted into Units, we will issue additional equity.  The Notes are convertible on the same terms ($3,000 per Unit) as ICM ~~will receive in connection with the ICM Convertible Debt, and as~~and Holdings ~~will~~would receive if ~~it~~either converts any of the ~~Term Note~~Convertible Debt.  If we issued the maximum Units issuable to Note Holders (upon conversion), ~~ICM~~to ICM (upon conversion of the ICM Note) and Holdings ~~with respect to the total~~(upon conversion of the Holdings Note) based solely on the outstanding ~~Bridge~~principal of the Convertible Debt ~~(combined with any~~and the Notes ~~issued in this offering)~~, then we would be required to issue a total of ~~11,919~~12,692 Units (comprised of either Series A, Series C or Series U, depending on whether issued to Holders, ICM or Holdings, respectively).  Such issuances would increase our total outstanding Units from 13,139 to ~~25,058.~~25,831.  The dilutive effect of such issuances on a Member holding 100 Units would be to reduce such Member’s percentage interest from 0.761% to ~~0.399%~~0.387%.  The number of Units actually issued, and the corresponding dilution, may be greater depending on the amount of PIK Interest paid and converted.  Furthermore, as discussed below under “Certain Relationships and Related Transactions, and Director Independence,” if we issue 9,035 Series U Units to Holdings, and we issue 2,884 Series C Units to ICM, Holdings would be entitled to appoint two directors, meaning Holdings and Bunge together would be able then to appoint a total of three directors, and ICM would continue to appoint one director.  Series A ~~Unit holders~~Unitholders would then have three seats, rather than four and the institutional investors would together and effectively control the Board.

We may not be able to refinance the Notes if required or if we so desire.

We may need or desire to refinance all or a portion of the Notes or any other future indebtedness that we incur on or before the maturity of the Notes.  There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

The Notes will not be rated.

We do not intend to seek a rating on the Notes.  Accordingly, there is no third party which will express any opinion as to the value of the Notes or their terms.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Credit Agreement, the Holdings Revolving Note, the ~~Bridge~~Convertible Debt and the Notes, depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. As of December 31, ~~2009,~~2010, we had ~~approximately $154.3 million~~$159,060,403 of total debt outstanding, and we may increase our debt if we use the proceeds of this offering for working capital and not to repay the Convertible Debt. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

A change in control or fundamental change may adversely affect us or the Notes.

The Credit Agreement provides that certain change in control events with respect to us will constitute a default.  In addition, future debt we incur may limit our ability to repurchase the Notes upon a designated event or require us to offer to redeem that future debt upon specified events, including a designated event.

~~The Notes~~Holders are not protected by restrictive covenants in the Indenture.

The Indenture does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us. The Indenture contains no covenants or other provisions to afford protection to Holders in the event of a fundamental change involving us.

You should consider the U.S. federal income tax consequences of purchasing, owning and disposing of the Notes.

We have concluded that the Notes were issued with “original issue discount” for U.S. federal income tax purposes.  You will be required to accrue interest income over the term of the Notes as discussed below in the section titled “Federal Income Tax Aspects~~”~~.”  Further, ~~pursuant to~~under the Credit Agreement, we are not permitted to make any principal or interest payments on the Notes in advance of maturity and payment in full of our obligations under the Credit Agreement.  Purchasers of Notes should anticipate that all interest payments will be made through additions of PIK Interest to principal of Notes, and that no interest will be paid in cash.

See “Federal Income Tax Aspects” for a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes. You are strongly urged to consult your tax advisor as to the federal, state, local or other tax consequences of acquiring, owning, and disposing of the Notes.

We are selling the Notes in this offering ourselves, will not have the assistance of an underwriter, and have no commitments from any prospective purchasers of the Units.

Notes are being sold in this offering by our Directors and officers, consistent with applicable law.  Our Directors and officers have limited or no experience with public offerings of securities. Although they are committed to dedicate the time necessary to bring this offering to a successful conclusion as quickly as possible, they have significant responsibilities in their primary occupations, and consequently have limited time to devote to this offering. Thus, there is no assurance that we will be successful in attracting investors for our Notes or that the offering will be successful.  ~~To the extent we do not raise sufficient equity in this offering and we are not able to replace the Bridge Debt, we will be forced to issue Units to ICM and/or Bunge under the Unit Insurance Agreements (discussed below), which could significantly dilute existing Members and purchasers in this offering.~~

Risks Associated With Our Capital Structure and our Units

~~The proceeds of this offering will be used to repay the Bridge Debt only, and will not provide us with any working capital—we~~We may not have enough working capital to engage in hedging activities.

~~Our~~If we use of the proceeds of this offering to repay a portion of the ~~Bridge~~Convertible Debt, it will not provide us with any additional working capital.  Even if we do use the proceeds of this offering for working capital, ~~and~~ we may not have enough working capital for operations, including engaging in hedging activities.  If we do not have sufficient working capital, we may be unable to appropriately protect ourselves from exposure to changes in commodity prices, nor operate the Facility at a profit.

Our Units have no public trading market and are subject to significant transfer restrictions which could make it difficult to sell Units and could reduce the value of the Units.

We do not expect an active trading market for our Units to develop. To maintain our partnership tax status, our Units may not be publicly traded.  Within applicable tax regulations, we ~~will~~ utilize a QMS to provide a limited market to our Members, but we will not apply for listing of the Units on any stock exchange.  Finally, applicable securities laws may restrict the transfer of our Units.  As a result, while a limited market for our Units may develop through the QMS, Members may not sell Units readily, and use of the QMS is subject to a variety of conditions and limitations.  The transfer of our Units is also restricted by our Operating Agreement. Transfers without the approval of our Board of Directors (the “Board” or “Board of Directors”) are not permitted and are invalid. Furthermore, the Board will not approve transfer requests which would cause us to be characterized as a publicly-traded partnership under the regulations adopted under the Code.  The value of our Units will likely be lower because they are illiquid. Members are required to bear the economic risks associated with an investment in us for an indefinite period of time.

Members may not receive cash distributions on our Units which could result in an investor receiving little or no return on his or her investment.

While the Holders will receive interest on the Notes (either in cash or as PIK Interest), distributions on our Units are payable at the sole discretion of our Board, subject to the provisions of the Iowa Limited Liability Company Act (the “Act”), our Operating Agreement and our loan agreements.  Cash distributions are not assured, and we may never be in a financial position to make distributions.  Our Board may elect to retain future profits to provide operational financing for the Facility, debt retirement and possible plant expansion.  In addition, our loan agreements restrict our ability to make distributions.  This means that Members may receive little or no return on their investment and may be unable to liquidate their investment due to transfer restrictions and lack of a public trading market.  This could result in the loss of a Member’s entire investment.

Our Units are subordinate to our debts and other liabilities, resulting in a greater risk of loss for investors.

The Units are unsecured equity interests and are subordinate in right of payment to all our current and future debt as discussed elsewhere in this Prospectus.  In the event of our insolvency, liquidation, dissolution or other winding up of our affairs, all of our debts, including winding-up expenses, must be paid in full before any payment is made to the holders of the Units.  In the event of our bankruptcy, liquidation, or reorganization, all Units will be paid ratably with all of our other equity holders as provided under the Operating Agreement, and there is no assurance that there would be any remaining funds after the payment of all our debts for any distribution to Members.  In addition, it is possible that in order to refinance our debt, or for capital needs, we may have to issue additional equity interests having preferential treatment in the event we liquidated or reorganized.

Our failure to comply with our loan covenants could require us to abandon our business.

Our indebtedness, including the indebtedness under the Credit Agreement, the Holdings Revolving Note~~, the Bridge Debt~~ and ~~any amounts replacing~~ the ~~Bridge~~Convertible Debt ~~under this offering~~, increases the risk that we will not be able to operate profitably because we will need to make principal and interest payments on the indebtedness.  Debt financing also exposes our Members to the risk that their entire investment could be lost in the event of a default on the indebtedness and a foreclosure and sale of the Facility and its assets for an amount that is less than the outstanding debt.  Our ability to obtain additional debt financing, if required, will be subject to approval of our lending group, which may not be granted, the interest rates and the credit environment as well as general economic factors and other factors over which we have no control.

Our debt service requirements and restrictive loan covenants limit our ability to borrow more money, make cash distributions to our Members and engage in other activities.

Under the Credit Agreement, the ~~Bridge~~Convertible Debt and the Holdings Revolving Note, (collectively, the “Current Loans”) we have made certain customary representations and we are subject to customary affirmative and negative covenants, including restrictions on our ability to incur additional debt that is not subordinated, create additional liens, transfer or dispose of assets, make distributions, make capital expenditures, consolidate, dissolve or merge, and customary events of default (including payment defaults, covenant defaults, cross defaults, construction related defaults and bankruptcy defaults).  The Current Loans also contain financial covenants including a maximum revolving credit availability based on the borrowing base, minimum working capital amount, minimum tangible net worth, and a minimum fixed charge coverage ratio, some of which became effective this year.  Our obligations to repay principal and interest on the Current Loans make us vulnerable to economic or market downturns.  If we are unable to service our debt, we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our Members’ interests. If we default on any covenant, the Lenders, ~~the Bridge Lender,~~ Bunge~~,~~ or Holdings (or any subsequent lender) could make the entire debt, once incurred, immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. These events could cause us to cease operations.

We operate in capital intensive businesses and rely on cash generated from operations and external financing. Limitations on access to external financing could adversely affect our operating results.

Some ethanol producers have faced financial distress ~~recently~~over the last several years, culminating with bankruptcy filings by several companies.  This, in combination with continued volatility in the capital markets has resulted in reduced availability of capital for the ethanol industry generally.  Construction of our plant and anticipated levels of required working capital were funded under long-term credit facilities. Increases in liquidity requirements could occur due to, for example, increased commodity prices. Our operating cash flow is dependent on our ability to profitably operate our ~~businesses~~business and overall commodity market conditions. In addition, we may need to raise additional financing to fund growth of our ~~businesses~~business. In this market environment, we may experience limited access to incremental financing. This could cause us to defer or cancel any growth projects, reduce our business activity or, if we are unable to meet our debt repayment schedules, cause a default in our existing debt agreements. These events could have a materially adverse effect on our operations and financial position.

Our ability to repay current and anticipated future indebtedness will depend on our financial and operating performance and on the successful implementation of our business strategies. Our financial and operational performance will depend on numerous factors including prevailing economic conditions, volatile commodity prices, and financial, business and other factors beyond our control. If we cannot pay our debt service, we may be forced to reduce or delay capital expenditures, sell assets, restructure our indebtedness or seek additional capital. If we are unable to restructure our indebtedness or raise funds through sales of assets, equity or otherwise, our ability to operate could be harmed and the value of our ~~stock~~Units could be significantly reduced.

Risks Associated With Our Operations

We are dependent on MidAmerica Energy Company (“MidAm”) for our steam supply and any failure by it may result in a decrease in our profits or our inability to operate, which may decrease the value of Units or Members’ investment return.

Under an Executed Steam Service Contract (“Steam Contract”), with MidAm, MidAm provides us with steam to operate our Facility until January 1, 2019.  We expect to face periodic interruptions in our steam supply under the Steam Contract.  For this reason, we installed boilers at the Facility to provide a backup natural gas energy source.  We also have entered into a natural gas supply agreement with Constellation Energy for our long term natural gas needs, but this does not assure availability at all times.  In addition, our current environmental permits limit the annual amount of natural gas that we may use in operating our gas-fired boiler.  As with natural gas and other energy sources, our steam supply can be subject to immediate interruption by weather, strikes, transportation, and production problems that can cause supply interruptions or shortages.  While we anticipate utilizing natural gas as a temporary heat source under MidAm’s plant outages, an extended interruption in the supply of both steam and natural gas backup could cause us to halt or discontinue our production of ethanol, which would damage our ability to generate revenues.  A decrease in our revenues may lead to a decrease in the value of Units or Members’ investment return.

We may not be able to protect ourselves from an increase in the price of steam which may result in a decrease in profits, causing a decrease in the value of our Units and possibly preventing us from making interest payments to the Holders.

We are significantly dependent on the price of steam.  The Steam Contract sets the price of steam until January 1, 2012 and provides for price increases annually thereafter.  The price increases are based upon market forces over which we have no control.  The Steam Contract will protect us from extreme price changes for the term of the agreement, but upon the expiration of the Steam Contract, there is no assurance that we will be able to enter into a similar agreement.  Although coal prices and supplies have historically been more stable than many other forms of energy, this may not be taken into consideration when we are negotiating a new steam contract.  If higher steam prices are sustained for some time, such pricing may reduce our profitability due to higher operating costs.  This may cause a decrease in the value of our Units and Members’ investment returns.  Moreover, reduced profitability could prevent us from making interest payments to the Holders.

We have a limited operating history and our business may not be as successful as envisioned.

~~We began our business in 2005; however, our~~Our ethanol production facility did not commence operations until February 2009. Accordingly, we have a limited operating history from which you can evaluate our business and prospects. In addition, our prospects must be considered in light of the risks and uncertainties encountered by a company with limited operating history in rapidly-evolving markets, such as the ethanol market, where supply and demand may change significantly in a short amount of time.

Some of these risks relate to our potential inability to:

•	effectively manage our business and operations;
•	successfully execute plans to sell ethanol at prices and on terms favorable to us;
•	recruit and retain key personnel~~;~~
~~•~~	~~successfully maintain a low-cost structure through the expansion of scale in business;~~
~~•~~	~~manage rapid growth in personnel and operations~~; and
•	successfully address the other risks described throughout this prospectus.

If we cannot successfully address these risks, our business and our results of operations and financial position may suffer.

Our results of operations and ability to operate at a profit is largely dependent on managing the spread among the prices of corn, steam, ethanol and Distillers Grains, the prices of which are subject to significant volatility and uncertainty.

The results of our ~~ethanol production~~ business are highly impacted by commodity prices, including the spread between the cost of corn and steam that we must purchase, and the price of ethanol and Distillers Grains that we sell. Prices and supplies are subject to and determined by market forces over which we have no control, such as weather, domestic and global demand, shortages, export prices, and various governmental policies in the United States and around the world. As a result of price volatility for these commodities, our operating results may fluctuate substantially. Increases in corn prices ~~or water~~ or decreases in ethanol or Distillers Grains prices may make it unprofitable to operate our Facility.  No assurance can be given that we will be able to purchase corn and water at, or near, current prices and that we will be able to sell ethanol or Distillers Grains at, or near, current prices. Consequently, our results of operations and financial position may be adversely affected by increases in the price of corn or natural gas or decreases in the price of ethanol and Distillers Grains.

In early 2006, the spread between ethanol and corn prices was at historically high levels, driven in large part by oil companies removing a competitive product, methyl tertiary butyl ether, or MTBE, from the fuel stream and replacing it with ethanol in a relatively short time period. However, since that time, this spread has fluctuated widely and narrowed significantly. Fluctuations are likely to continue to occur. A sustained narrow spread or any further reduction in the spread between ethanol and corn prices, whether as a result of sustained high or increased corn prices or sustained low or decreased ethanol prices, would adversely affect our results of operations and financial position. Further, combined revenues from sales of ethanol and Distillers Grains could decline below our marginal cost of production, which could cause us to suspend production of ethanol and Distillers Grains at our Facility

Any site near a major waterway system presents potential for flooding risk.

While our site is located in an area designated as above the 100-year flood plain, it does exist within an area at risk of a 500-year flood.  Even though our site is protected by levee systems, its existence next to a major river and major creeks present a risk that flooding could occur at some point in the future.  We have procured flood insurance as a means of risk mitigation; however, there is a chance that such insurance will not cover certain costs in excess of our insurance associated with flood damage or loss of income, during a flood period.  Our current insurance may not be adequate to cover the losses that could be incurred in a flood of a 500-year magnitude.  Accordingly, floods could have a material adverse impact upon Unit value.

We may experience delays or disruption in the operation of our rail line and loop track, which may lead to decreased revenues.

We have entered into a service agreement for our rail track and railroad cars, which we ~~will be~~are highly dependent on.  There may be times when we have to slow production at our ethanol plant due to our inability to ship all of the ethanol and Distillers Grains we produce.  If we cannot operate our plant at full capacity, we may experience decreased revenues which may affect the profitability of the Facility.

Our operating costs could increase, which could reduce our profits or create losses, which could decrease the value of Units and Members’ or Holders’ investment return.

We could experience cost increases associated with the operation of the Facility caused by a variety of factors, many of which are beyond our control. Corn prices are volatile and labor costs could increase over time, particularly if there is a shortage of persons with the skills necessary to operate the Facility. The adequacy and cost of electricity, steam and natural gas utilities could also affect our operating costs. Changes in price, operation and availability of truck and rail transportation may affect our profitability with respect to the transportation of ethanol and Distillers Grains to our customers.  In addition, the operation of the Facility is subject to ongoing compliance with all applicable governmental regulations, such as those governing pollution control, ethanol production, grain purchasing and other matters. If any of these regulations were to change, it could cost us significantly more to comply with them.  We will be subject to all of these regulations whether or not the operation of the Facility is profitable.

If we cannot retain competent personnel, we may not be able to operate profitably, which could decrease the value of Units or Members’ investment return and prohibit us from making interest payments to the Holders.

Though we believe we have employed capable management to date, we provide no assurance that we can manage the Facility effectively or properly staff our operations going forward.

Our lack of business diversification could result in the devaluation of our Units if our revenues from our primary products decrease.

Our ~~current~~ business consists solely of ethanol ~~and~~, Distillers Grains and corn oil production and sales.  We ~~currently~~ have no other lines of business or other sources of revenue.  Our lack of business diversification could cause Members to lose all or some of their investment if we are unable to generate a profit by the production and sales of ethanol and Distillers Grains since we do not expect to have any other lines of business or alternative revenue sources.

We have a history of losses and may not ever operate profitably.

From our inception on March 28, 2005 through December 31, ~~2009,~~2010, we incurred an accumulated net loss of approximately $~~17,647,000.~~(25,439,407).  There is no assurance that we will be able to operate profitably.

~~An investment in our~~Our Units may decline in value due to decisions made by our Board and Members’ only recourse is to replace our Directors, which could take several years.

Our Board may make poor decisions regarding actions of the Company, which may cause a decrease in the value of Units.  Our Operating Agreement provides that each member of the Board serves a four year term, and in all cases until a successor is elected and qualified.  Holders of Series A Units (the “Series A Members”) have the right to elect the balance of the directors not elected by the holders of Series B, Series C Members, (or Series U Members, if we issue such Units) (presently the Series A Members may elect four Directors); however, the terms of the directorships elected by the Series A Members are staggered such that only one Series A Director may be elected each year.  Staggering the terms of the Series A Directors, in addition to the rights of Bunge (the “Series B Member”) and ICM (the “Series C Member”) to elect certain directorships, including Bunge’s or Holdings’ rights to elect directorships in the event ~~it~~either is issued additional Units, means that Series A Members could only change the control of the Company through electing all four Series A Directors, which would take four years.  If the Facility suffers due to lack of financing or the Board makes poor decisions, the Series A Members’ only recourse is to replace the Series A directors through elections at four successive annual meetings or an amendment to our Operating Agreement, which may be difficult to accomplish.

Our Operating Agreement contains restrictions on Members’ rights to participate in corporate governance of our affairs, which limits their ability to influence management decisions.

Our Operating Agreement provides that a Member or Members owning at least 30 percent of the outstanding Units may call a special meeting of the Members.  This may make it difficult for Members to propose changes to our Operating Agreement without support from our Board of Directors.  Our directors are elected by holders of the three outstanding Series of Units.

Our directors have other business and management responsibilities which may cause conflicts of interest in the allocation of their time and services to us.

Since we are managed both by our officers and to some extent by the Board, the devotion of the directors’ time to the project is critical.  However, the directors have other management responsibilities and business interests apart from our project.  Most particularly, our directors who were nominated by Bunge and ICM have duties and responsibilities to those companies which may conflict with our interests.  As a result, our directors may experience conflicts of interest in allocating their time and services between us and their other business responsibilities.  No formal procedures have been established to address or resolve these conflicts of interest.

We may have conflicting financial interests with Bunge and ICM which could cause them to put their financial interests ahead of ours.

ICM and Bunge are represented on our board, own substantial equity in the Company, advise our directors and have been, and are expected to be, involved in substantially all material aspects of our financing and operations.  We have entered into a number of material commercial arrangements with Bunge, as described ~~elsewhere~~below in this ~~report~~Prospectus.  Consequently, the terms and conditions of our agreements with ICM and Bunge have not been negotiated with independent parties.  Therefore, these arrangements may not be as favorable to us as could have been if obtained from unaffiliated third parties.  Most of the cost of our project has been paid to ICM for the design and construction of the Facility.  In addition, because of the extensive roles that ICM and Bunge had, it may be difficult or impossible for us to enforce claims that we may have against ICM or Bunge.  Such conflicts of interest may reduce our profitability and the value of the Units and could result in reduced distributions to investors.  However, all contracts with Bunge and ICM are approved by our independent directors, with Bunge- and ICM-nominated directors abstaining on contractual matters involving their respective interests.

ICM, Bunge and Holdings and their respective affiliates may also have conflicts of interest because ICM, Bunge and Holdings and their respective employees or agents are involved as owners, creditors and in other capacities with other ethanol plants in the United States.  We cannot require ICM, Bunge or Holdings to devote their full time or attention to our activities.  As a result, ICM, Bunge and/or Holdings may have, or come to have, a conflict of interest in allocating personnel, materials and other resources to our Facility.

From time to time, our directors may serve in director or leadership roles with trade associations which could raise a conflict of interest.

A number of our directors have or continue to serve as directors of local and state agricultural trade organizations.  These organizations may adopt policies, or engage in political lobbying activities that are in opposition to, or that conflict with ~~the Company’s~~our business needs.  This may require such a director to abstain from votes or discussion on certain company-related business matters.

Our revenue from the sale of Distillers Grains depends upon its continued market acceptance as an animal feed.

Distillers Grains is a co-product from the fermentation of various crops, including corn, to produce ethanol. The U.S. Food and Drug Administration’s (“FDA”)~~,~~ Center for Veterinary Medicine has expressed concern about potential animal and human health hazards from the use of Distillers Grains as an animal feed. As a result, the market value of this co-product could be diminished if the FDA were to introduce regulations that limit the sale of Distillers Grains in the domestic market or for export to international markets, which in turn would have a negative impact on our profitability.  In addition, if public perception of Distillers Grains as an acceptable animal feed were to change or if the public became concerned about the impact of Distillers Grains in the food supply, the market for Distillers Grains would be negatively impacted, which would have a negative impact on our profitability.

Our revenue from the sale of Corn Oil depends on its continued acceptance as an animal feed and as a feedstock ingredient in biodiesel.

Corn oil is a co-product from the fermentation of corn to produce ethanol.   Similar to Distillers Grains, the FDA Center for Veterinary Medicine has expressed concern about potential animal and human health hazards.  The market value of this co-product could be diminished if the FDA were to introduce regulations that limit the sale of Corn Oil in the domestic market or for export to international markets, which in turn would have a negative impact on our profitability.   A continuing rise in corn costs may limit the use of Corn Oil as a biodiesel feedstock, which could also lead to a negative impact on our profitability.

We are exposed to credit risk resulting from the possibility that a loss may occur from the failure of our contractual counterparties to perform according to the terms of our agreements.

In selling ethanol and Distillers Grains, we ~~may experience concentrations of credit risk from a variety of customers. We are also exposed to credit risk resulting from sales of grain to large commercial buyers.~~are exposed to concentrated credit risk as we have contracted to sell all of these products exclusively to Bunge. In addition, we are exposed to credit risk of the purchasers of our corn oil. Our fixed-price forward contracts also result in credit risk when prices change significantly prior to delivery. We continually monitor this credit risk exposure. In addition, we may prepay for or make deposits on undelivered inventories. Concentrations of credit risk with respect to inventory advances are primarily with a few major suppliers of petroleum products and agricultural inputs. The inability of a third party to make payments to us for our accounts receivable or to provide inventory to us on advances made may cause us to experience losses and may adversely impact our liquidity and our ability to make our payments when due.

We are exposed to potential business disruption from factors outside our control, including natural disasters, seasonality, severe weather conditions, accidents, and unforeseen plant shutdowns, any of which could adversely affect our cash flows and operating results.

Potential business disruption in available transportation due to natural disasters, significant track damage resulting from a train derailment, or strikes by our transportation providers could result in delays in procuring and supplying raw materials to our Facility, or transporting ethanol and Distillers Grains to our customers.  We also run the risk of unforeseen operational issues that may result in an extended shutdown of our Facility.  Such business disruptions would cause the normal course of our business operations to stall and may result in our inability to meet customer demand or contract delivery requirements, as well as the potential loss of customers.

Many of our grain business activities, as well as corn procurement for our Facility, are dependent on weather conditions.  Adverse weather may result in a reduction in the sales of fertilizer or pesticides during typical application periods, a reduction in grain harvests caused by inadequate or excessive amounts of rain during the growing season, or by overly wet conditions, an early freeze or snowy weather during the harvest season.  Additionally, corn stored in an open pile may become damaged by too much rain and warm weather before the corn is dried, shipped, consumed or moved into a storage structure.

Casualty losses may occur for which we have not secured adequate insurance.

We have acquired insurance that we believe to be adequate to prevent loss from foreseeable risks. However, events occur for which no insurance is available or for which insurance is not available on terms that are acceptable to us. Loss from such an event, such as, but not limited to, earthquake, tornados, war, riot, terrorism or other risks, may not be insured and such a loss may have a material adverse effect on our operations, cash flows and financial position.

Risks Associated With the Ethanol Industry

There have been increasing questions about the viability of ethanol producers.

We believe that the competition in the ethanol market may increase in the near term as the ethanol plants recently sold as part of bankruptcy proceedings return to production.  The Valero Energy Corporation recently purchased ten idle plants in special situations.

In addition, several of our competitors ~~including certain subsidiaries of Pacific Ethanol, Inc. and Aventine Renewable Energy Holdings, Inc.~~ have filed to reorganize under federal bankruptcy laws as a result of margin pressure, inadequate liquidity and other considerations.

We compete with larger, better financed entities, which could negatively impact our ability to operate profitably.

There is significant competition among ethanol producers with numerous producers and privately-owned ethanol plants planned and operating throughout the Midwest and elsewhere in the United States.  Our business faces a competitive challenge from larger plants, from plants that can produce a wider range of products than we can, and from other plants similar to ours.  Large ethanol producers such as Abengoa Bioenergy Corp., Archer Daniels Midland, Cargill, Inc., Flint Hills Resources, LP, Green Plains Renewable Energy, Inc., POET and Valero, among others, are capable of producing a significantly greater amount of ethanol than we produce.  Furthermore, ethanol from certain Central American or Caribbean countries is eligible for tariff reduction or elimination upon importation to the United States. Ethanol imported from these Caribbean Basin countries may be a less expensive alternative to domestically-produced ethanol.

This competition also means that the supply of domestically-produced ethanol is at an all-time high.  According to the Renewable Fuel Association (“RFA”) as of ~~March 2, 2010,~~January 19, 2011, there were ~~13.52~~14.07 billion gallons of nameplate capacity installed in the U.S. of which ~~12.37~~13.51 billion gallons of annual production capacity was in operations.  An additional ~~1.05~~.56 billion gallons were under construction or expansion.    Iowa alone is estimated to produce approximately ~~3.27~~3.7 billion gallons of ethanol in ~~2009.~~2011.  Excess capacity in the ethanol industry will have an adverse impact on our operations, cash flows and general financial conditions.  If the demand for ethanol does not grow at the same pace as increases in supply, the price of ethanol will likely decline.  If excess capacity in the ethanol industry continues, the market price of ethanol may continue to decline to levels that are inadequate to generate sufficient cash flow to cover our costs.  This could negatively impact our future profitability and decrease the value of our Units and Members’ investment return.

Changes in the supply, demand, production and price of corn could make it more expensive to produce ethanol, which could decrease our profits.

~~Our ethanol~~Ethanol production requires substantial amounts of corn. A significant reduction in the quantity of corn harvested due to adverse weather conditions, farmer planting decisions, domestic and foreign government farm programs and policies, global demand and supply or other factors could result in increased corn costs which would increase our cost to produce ethanol.  Events that tend to negatively impact the supply of corn are likely to increase prices and affect our operating results.  The record high corn prices in the spring of 2009 resulted in lower profit margins for the production of ethanol, and market conditions generally do not allow us to pass along increased corn costs to our customers.  If the demand for corn returned to the levels of spring 2009 and drove corn prices significantly higher, we may not be able to acquire the corn needed to continue operations.

The price of corn has fluctuated significantly in the past and may fluctuate significantly in the future. We cannot provide assurances that we will be able to offset any increase in the price of corn by increasing the price of our products.  Any reduction in the spread between ethanol and corn prices, whether as a result of further increase in corn price or an additional decrease in ethanol prices, may adversely affect our results of operations and financial conditions, leading to a decrease in the value of Units and Members’ investment return.

We have executed an output contract for the purchase of all of the ethanol we produce, which may result in lower revenues because of decreased marketing flexibility and inability to capitalize on temporary or regional price disparities, and could reduce the value of Units ~~or Members’ investment return~~.

Bunge is the exclusive purchaser of our ethanol and markets our ethanol in national, regional and local markets. We do not plan to build our own sales force or sales organization to support the sale of ethanol.  As a result, we are dependent on Bunge to sell our principal product.  When there are temporary or regional disparities in ethanol market prices, it could be ~~more~~ financially advantageous to have the flexibility to sell ethanol ourselves through our own sales force.  We have decided not to pursue this route.  Our strategy could result in lower revenues and reduce the value of Units if Bunge does not perform as we plan.

Low ethanol prices and low gasoline prices could reduce our profitability.

Prices for ethanol products can vary significantly over time and decreases in price levels could adversely affect our profitability and viability.  The price for ethanol has some relation to the price for oil and gasoline. The price of ethanol tends to increase as the price of gasoline increases, and the price of ethanol tends to decrease as the price of gasoline decreases, although this may not always be the case.  Any lowering of gasoline prices will likely also lead to lower prices for ethanol and adversely affect our operating results.  Further increased production of ethanol may lead to lower prices.  Any downward change in the price of ethanol may decrease our prospects for profitability and the value of our Units and Members’ investment return.

There is scientific disagreement about the wisdom of policies encouraging ethanol production, which could result in changes in governmental policies concerning ethanol and reduce our profitability.

Some studies have challenged whether ethanol is an appropriate source of fuel and fuel additives, because of concerns about energy efficiency, potential health effects, cost and impact on air quality.  Federal energy policy, as set forth in the ~~2005 Act and the 2007 Act,~~Energy Policy Act of 2005 (the “2005 Act”) and the Energy Independence and Security Act of 2007 (“2007 Act”) supports ethanol production.  If a scientific consensus develops that ethanol production does not enhance our overall energy policy, our ability to produce and market ethanol could be materially and adversely affected.  In the spring of 2009, the EPA issued a proposed rule that required ethanol and biodiesel producers meet higher greenhouse gas emission standards than those for petroleum-based fuels because of the potential for increased GHG emissions from land clearing for increased corn and soybean plantings in the U.S and other countries.  If this proposed rule were implemented today, it could impose significant cost on our operations.

Hedging transactions, which~~,~~ are intended to stabilize our corn costs, also involve risks and costs that could reduce our profitability.

In an attempt to minimize the effects of the volatility of corn costs on operating profits, we take hedging positions in corn futures markets, provided we have sufficient working capital.  Hedging means protecting the price at which we buy corn and the price at which we will sell our products in the future.  It is a way to attempt to reduce the risk caused by price fluctuation.  The effectiveness of hedging activities is dependent upon, among other things, the cost of corn and our ability to sell sufficient amounts of ethanol and distillers grains to utilize all of the corn subject to the futures contracts.  Hedging activities result in costs such as brokers’ commissions and other transaction costs.

Ethanol production is energy intensive and interruptions in our supply of energy, or volatility in energy prices, could have a material adverse impact on our business.

Ethanol production requires a constant and consistent supply of energy.  If our production is halted for any extended period of time, it will have a material adverse effect on our business.  If we were to suffer interruptions in our energy supply, our business would be harmed.  We have entered into the Steam Contract for our primary energy source.  We also are able to operate at full capacity using natural gas-fired boilers, which mitigates the risk of disruption in steam supply.  However, the amount of natural gas we are permitted to use for this purpose is currently limited and the price of natural gas may be significantly higher than our steam price.  In addition, natural gas and electricity prices have historically fluctuated significantly. Increases in the price of steam, natural gas or electricity would harm our business by increasing our energy costs.  The prices which we will be required to pay for these energy sources will have a direct impact on our costs of producing ethanol and our financial results.

Our ability to successfully operate depends on the availability of water.

To produce ethanol, we need a significant supply of water, and water supply and quality are important requirements to operate an ethanol plant.  Our water requirements are supplied by our wells, but there are no assurances that we will continue to have a sufficient supply of water to sustain the Facility in the future, or that we can obtain the necessary permits to obtain water directly from the Missouri River as an alternative to our wells.  As a result, our ability to make a profit may decline.

New environmental laws could significantly impact our profitability.  We have no current plan to sell the raw carbon dioxide we produce to a third party processor resulting in the loss of a potential source of revenue.

Congress ~~is currently discussing the American Clean Energy and Security Act of 2009 which would create~~has discussed implementing (and legislation was proposed at one point to implement) a cap and trade program to reduce greenhouse gas emissions.  The gases ~~covered under the legislation~~Congress has discussed regulating include carbon dioxide, methane, nitrous oxide, sulfur hexafluoride, hydroflourocarbons (HFCs) emitted as a byproduct, perfluorcarbons, and nitrogen triflouride.  ~~The bill~~In certain discussions, proponents of the cap and trade program wanted requires a reduction in emissions from 17% below 2005 levels by 2020 and 83% percent below 2005 levels by 2050.  ~~These~~If Congress passed legislation of this type, these additional emission containment measures could be a prohibitive capital expenditure to us.

Changes and advances in ethanol production technology could require us to incur costs to update our Facility or could otherwise hinder our ability to complete in the ethanol industry or operate profitably.

Advances and changes in the technology of ethanol production are expected to occur.  Such advances and changes may make the ethanol production technology installed in our plant less desirable or obsolete.  These advances could also allow our competitors to produce ethanol at a lower cost than us.  If we are unable to adopt or incorporate technological advances, our ethanol production methods and processes could be less efficient than our competitors, which could cause our plant to become uncompetitive or completely obsolete.  If our competitors develop, obtain or license technology that is superior to ours or that makes our technology obsolete, we may be required to incur significant costs to enhance or acquire new technology so that our ethanol production remains competitive.  Alternatively, we may be required to seek third-party licenses, which could also result in significant expenditures.  We cannot guarantee or assure that third-party licenses will be available or, once obtained, will continue to be available on commercially reasonable terms, if at all.  These costs could negatively impact our financial performance by increasing our operating costs and reducing our net income, all of which could reduce the value of Members’ investment.

Competition from the advancement of alternative fuels may decrease the demand for ethanol and negatively impact our profitability, which could reduce the value of Members’ investment.

Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development.  A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean burning gaseous fuels.  Like ethanol, the emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns.  Fuel cells have emerged as a potential alternative to certain existing power sources because of their higher efficiency, reduced noise and lower emissions.  Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets in order to lower fuel costs, decrease dependence on crude oil and reduce harmful emissions.  If the fuel cell and hydrogen industries continue to expand and gain broad acceptance, and hydrogen becomes readily available to consumers for motor vehicle use, we may not be able to compete effectively.  This additional competition could reduce the demand for ethanol, which would negatively impact our profitability, causing a reduction in the value of Members’ investment.

Corn-based ethanol may compete with cellulose-based ethanol in the future, which could make it more difficult for us to produce ethanol on a cost-effective basis and could reduce the value of Members’ investment.

Most ethanol produced in the U.S. is currently produced from corn and other raw grains, such as milo or sorghum - especially in the Midwest.  The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste and energy crops.  This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn, and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas which are unable to grow corn.  If an efficient method of producing ethanol from cellulose-based biomass is developed, we may not be able to compete effectively.  It may not be practical or cost-effective to convert our Facility into a plant which will use cellulose-based biomass to produce ethanol.  If we are unable to produce ethanol as cost-effectively as cellulose-based producers, our ability to generate revenue will be negatively impacted and Members’ investment could lose value.

Future demand for ethanol is uncertain and may be affected by changes to federal mandates, public perception and consumer acceptance, any of which could negatively affect demand for ethanol and our results of operations.

Ethanol production from corn has not been without controversy. Although many trade groups, academics and governmental agencies have supported ethanol as a fuel additive that promotes a cleaner environment, including the ~~recently-released~~ U.S. Environmental Protection Agency (“EPA”) regulations on the Renewable Fuel Standard (“RFS”) program, others have criticized ethanol production as consuming considerably more energy and emitting more greenhouse gases than other biofuels and potentially depleting water resources. Some studies have suggested that corn-based ethanol is less efficient than ethanol produced from switchgrass or wheat grain and that it negatively impacts consumers by causing prices for dairy, meat and other foodstuffs from livestock that consume corn to increase. Additionally, ethanol critics contend that corn supplies are redirected from international food markets to domestic fuel markets. If negative views of corn-based ethanol production gain acceptance, support for existing measures promoting use and domestic production of corn-based ethanol could decline, leading to reduction or repeal of federal mandates which would adversely affect the demand for ethanol. These views could also negatively impact public perception of the ethanol industry and acceptance of ethanol as an alternative fuel.

Beyond the federal mandates, there are limited markets for ethanol. Discretionary blending and E85 blending is an important secondary market. Discretionary blending is often determined by the price of ethanol versus the price of gasoline. In periods when discretionary blending is financially unattractive, the demand for ethanol may be reduced. A reduction in the demand for our products may depress the value of our products, erode our margins, and reduce our ability to generate revenue or to operate profitably. Consumer acceptance of E85 fuels and flexible-fuel technology vehicles is needed before ethanol can achieve any significant growth in market share.

Increased ethanol industry penetration by oil companies or other multinational companies may adversely impact our margins.

We operate in a very competitive environment. The ethanol industry is primarily comprised of smaller entities that engage exclusively in ethanol production and large integrated grain companies that produce ethanol along with their base grain businesses. We face competition for capital, labor, corn and other resources from these companies. Until recently, oil companies, petrochemical refiners and gasoline retailers have not been engaged in ethanol production to a large extent. These companies, however, form the primary distribution networks for marketing ethanol through blended gasoline. During the past year, several large oil companies have entered the ethanol production market. If these companies increase their ethanol plant ownership or other oil companies seek to engage in direct ethanol production, there will be less of a need to purchase ethanol from independent ethanol producers like us. Such a structural change in the market could result in a material adverse effect on our operations, cash flows and financial position.

Depending on commodity prices, foreign producers may produce ethanol at a lower cost than we can, which may result in lower ethanol prices which would adversely affect our financial results.

There is a risk of foreign competition in the ethanol industry. Brazil is currently the second largest ethanol producer in the world. Brazil’s ethanol production is sugar-cane based, as opposed to corn based, and has historically been less expensive to produce. Other foreign producers may be able to produce ethanol at lower input costs, including costs of feedstock, facilities and personnel, than we can.

At present, there is a $0.54 per gallon tariff on foreign ethanol. However, this tariff might not be sufficient to deter overseas producers from importing ethanol into the domestic market, resulting in depressed ethanol prices. It is also important to note that the tariff on foreign ethanol is the subject of ongoing controversy and disagreement amongst lawmakers. Many lawmakers attribute increases in food prices to growth in the ethanol industry. They see foreign competition in ethanol production as a means of reducing food prices. Additionally, the tariff on ethanol is controversial internationally because critics contend that it diverts corn from export and impedes Latin American agricultural development.

Ethanol produced or processed in numerous countries in Central America and the Caribbean region is eligible for tariff reduction or elimination upon importation to the United States under a program known as the Caribbean Basin Initiative. Large multinational companies have expressed interest in building dehydration plants in participating Caribbean Basin countries, such as El Salvador, which would convert ethanol into fuel-grade ethanol for shipment to the United States .  Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol. As a result, our business faces a threat from imported ethanol either from Brazil, even with the import tariff, or from a Caribbean Basin source. While transportation and infrastructure constraints may temper the market impact throughout the United States, competition from imported ethanol may affect our ability to sell our ethanol profitably, which may have a material adverse effect on our operations, cash flows and financial position.

If significant additional foreign ethanol production capacity is created, such facilities could create excess supplies of ethanol on world markets, which may result in lower prices of ethanol throughout the world, including the United States. Such foreign competition is a risk to our business. Further, if the tariff on foreign ethanol is ever lifted, overturned, reduced, repealed or expires, our ability to profitably compete with low-cost international producers could be impaired. Any penetration of ethanol imports into the domestic market may have a material adverse effect on our operations, cash flows and financial position.

Risks Associated With Government Regulation and Subsidization

Federal regulations concerning tax incentives could expire or change, which could reduce our revenues.

The federal government presently encourages ethanol production by taxing it at a lower rate which indirectly benefits us.  Some states and cities provide additional incentives. The ~~Energy Policy Act of 2005 (the “~~2005 Act~~”) and the Energy Independence and Security Act of 2007 (“~~2007 Act~~”)~~2005 Act and the 2007 Act effectively mandated increases in the amount of annual ethanol consumption in the United States. The result is that the ethanol industry’s economic structure is highly dependent on governmental policies.  Although current policies are favorable factors, any major change in federal policy, including a decrease in ethanol production incentives, would have significant adverse effects on our proposed plan of operations and might make it impossible for us to continue in the ethanol business.

Nebraska state producer incentives are unavailable to us, which places us at a competitive disadvantage.

Neighboring states such as Nebraska have historically provided incentives to ethanol producers, and may do so in the future.  Presently, we do not qualify for any state-granted incentives.  To the extent that neighboring states provide economic incentives to our competitors, our ability to effectively compete with such recipients will be reduced.

The ethanol industry is highly dependent on government usage mandates affecting ethanol production and favorable tax benefits for ethanol blending and any changes to such regulation could adversely affect the market for ethanol and our results of operations.

The domestic market for ethanol is largely dictated by federal mandates for blending ethanol with gasoline.  The ~~Renewable Fuel Standard (“~~RFS~~”),~~ mandate level for ~~2010~~2011 of ~~12.0~~12.6 billion gallons approximates current domestic production levels.  Future demand will be largely dependent upon the economic incentives to blend based upon the relative value of gasoline versus ethanol, taking into consideration the blender’s credit and the RFS.  Any significant increase in production capacity beyond the RFS level might have an adverse impact on ethanol prices.  Additionally, the RFS mandate with respect to ethanol derived from grain could be reduced or waived entirely.  A reduction or waiver of the RFS mandate could adversely affect the prices of ethanol and our future performance.

The American Jobs Creation Act of 2004 created the volumetric ethanol excise tax credit (“VEETC”), which is currently set to expire on December 31, ~~2010.~~ 2011.  Referred to as the blender’s credit, VEETC provides companies with a tax credit to blend ethanol with gasoline.  The Food, Conservation and Energy Act of 2008 (the “2008 Farm Bill”)~~,~~ amended the amount of tax credit provided under VEETC to 45 cents per gallon of pure ethanol and 38 cents per gallon for E85, a blended motor fuel containing 85% ethanol and 15% gasoline.  The elimination or further reduction of VEETC or other federal tax incentives to the ethanol industry would likely have a material adverse impact on our business by reducing demand and price for the ethanol we produce.

Federal law mandates the use of oxygenated gasoline. If these mandates are repealed, the market for domestic ethanol would be diminished significantly.  Additionally, flexible-fuel vehicles receive preferential treatment in meeting corporate average fuel economy, or CAFE, standards.  However, high blend ethanol fuels such as E85 result in lower fuel efficiencies.  Absent the CAFE preferences, it may be unlikely that auto manufacturers would build flexible-fuel vehicles.  Any change in these CAFE preferences could reduce the growth of E85 markets and result in lower ethanol prices.

To the extent that such federal or state laws are modified, the demand for ethanol may be reduced, which could negatively and materially affect our ability to operate profitably.

We are subject to extensive environmental regulation and operational safety regulations that impact our expenses and could reduce our profitability.

Ethanol production involves the emission of various airborne pollutants, including particulate matters, carbon monoxide, oxides of nitrogen, volatile organic compounds and sulfur dioxide.  We are subject to regulations on emissions from the Iowa Department of Natural Resources (“IDNR”) and the EPA.  The EPA’s and IDNR’s environmental regulations are subject to change and often such changes are not favorable to industry.  Consequently, even if we have the proper permits now, we may be required to invest or spend considerable resources to comply with future environmental regulations.

Our failure to comply or the need to respond to threatened actions involving environmental laws and regulations may adversely affect our business, operating results or financial condition. We must follow procedures for the proper handling, storage, and transportation of finished products and materials used in the production process and for the disposal of waste products.  In addition, state or local requirements also restrict our production and distribution operations. We could incur significant costs to comply with applicable laws and regulations.  Changes to current environmental rules for the protection of the environment may require us to incur additional expenditures for equipment or processes.

We could be subject to environmental nuisance or related claims by employees, property owners or residents near the Facility arising from air or water discharges.  Ethanol production has been known to produce an odor to which surrounding residents could object.  We believe our plant design mitigates most odor objections.  However, if odors become a problem, we may be subject to fines and could be forced to take costly curative measures.  Environmental litigation or increased environmental compliance costs could significantly increase our operating costs.

We are subject to federal and state laws regarding operational safety.  Risks of substantial compliance costs and liabilities are inherent in ethanol production.  Costs and liabilities related to worker safety may be incurred.  Possible future developments-including stricter safety laws for workers or others, regulations and enforcement policies and claims for personal or property damages resulting from our operation could result in substantial costs and liabilities that could reduce the amount of cash that we would otherwise have to distribute to Members or use to further enhance our business.

Carbon dioxide may be regulated by the EPA in the future as an air pollutant, requiring us to obtain additional permits and install additional environmental mitigation equipment, which may adversely affect our financial performance.

Our Facility emits carbon dioxide as a by-product of the ethanol production process.  The United States Supreme Court has classified carbon dioxide as an air pollutant under the Clean Air Act in a case seeking to require the EPA to regulate carbon dioxide in vehicle emissions.  Similar lawsuits have been filed seeking to require the EPA to regulate carbon dioxide emissions from stationary sources such as our ethanol plant under the Clean Air Act.  While there are currently no regulations applicable to us concerning carbon dioxide, if Iowa or the federal government, or any appropriate agency, decides to regulate carbon dioxide emissions by plants such as ours, we may have to apply for additional permits or we may be required to install carbon dioxide mitigation equipment or take other steps unknown to us at this time in order to comply with such law or regulation.  Compliance with future regulation of carbon dioxide, if it occurs, could be costly and may prevent us from operating the Facility profitably, which may decrease the value of our Units and Members’ investment return.

Our site borders nesting areas used by endangered bird species, which could impact our ability to successfully maintain or renew operating permits.  The presence of these species, or future shifts in its nesting areas, could adversely impact future operating performance.

The Piping Plover (Charadrius melodus) and Least Tern (Sterna antillarum) use the fly ash ponds of the existing MidAm power plant for their nesting grounds.  The birds are listed on the state and federal threatened and endangered species lists.  The IDNR determined that our rail operation, within specified but acceptable limits, does not interfere with the birds’ nesting patterns and behaviors.  However, it was necessary for us to modify our construction schedules, plant site design and track maintenance schedule to accommodate the birds’ patterns.  We cannot foresee or predict the birds’ future behaviors or status.  As such, we cannot say with certainty that endangered species related issues will not arise in the future that could negatively effect the plant’s operations, or the valuation of Units.

We may encounter or discover unforeseen environmental contaminants at our site.

We completed a Phase One environmental survey to determine the presence of hazardous waste on the Facility site.  While we believe the historical use of our site has primarily been bare farmland, a Phase Two environmental study (to test for the presence of any contaminants that may have permeated the ground water or leached into the soil as a consequence of any prior disposal or improper storage by prior occupants or neighboring businesses) was performed and updated in connection with the closing of our 2006 equity offering.  In the future, should such contaminants or hazards be discovered, we may be unable to utilize the Facility site as we intend or we may incur costs for cleanup.

Increased federal support of cellulosic ethanol may result in reduced incentives to corn-derived ethanol producers.

Recent legislation, such as the American Recovery and Reinvestment Act of 2009 and the 2007 Act, provides numerous funding opportunities in support of cellulosic ethanol, which is obtained from other sources of biomass such as switchgrass and fast growing poplar trees.  In addition, the amended RFS mandates an increasing level of production of biofuels that are not derived from corn. Federal policies suggest a long-term political preference for cellulosic processes using alternative feedstocks such as switchgrass, silage, wood chips or other forms of biomass. Cellulosic ethanol has a smaller carbon footprint because the feedstock does not require energy-intensive fertilizers and industrial production processes.  Additionally, cellulosic ethanol is favored because it is unlikely that foodstuff is being diverted from the market.  Several cellulosic ethanol plants are under development. As research and development programs persist, there is the risk that cellulosic ethanol could displace corn ethanol.  In addition, any replacement of federal incentives from corn-based to cellulosic-based ethanol production may reduce our profitability.

Our Facility is designed as single-feedstock facility and would require significant additional investment to convert to the production of cellulosic ethanol.  Additionally, our Facility is strategically located in high-yield, low-cost corn production area.  At present, there is limited supply of alternative feedstocks near our Facility.  As a result, the adoption of cellulosic ethanol and its use as the preferred form of ethanol would have a significant adverse impact on our business.

Our business is affected by the regulation of greenhouse gases (“GHG”), and climate change. New climate change regulations could impede our ability to successfully operate our business.

Our Facility emits carbon dioxide as a by-product of the ethanol production process.  In 2007, the U.S. Supreme Court classified carbon dioxide as an air pollutant under the Clean Air Act in a case seeking to require the EPA to regulate carbon dioxide in vehicle emissions.  On February 3, 2010, the EPA released its final regulations on the RFS program, or RFS 2.  We believe these final regulations grandfather our Facility at its current operating capacity, though expansion of our Facility would need to meet a threshold of a 20% reduction in GHG emissions from a 2005 baseline measurement for the ethanol over current capacity to be eligible for the RFS 2 mandate.  Additionally, Congress has discussed (and legislation ~~is~~was pending ~~in Congress on~~at one point) a comprehensive carbon dioxide regulatory scheme, such as a carbon tax or cap-and-trade system.  If we sought to expand capacity at our Facility, we would have to apply for additional permits~~, install advanced technology such as corn oil extraction,~~ or reduce drying of certain amounts of Distillers Grains.  We may also be required to install carbon dioxide mitigation equipment or take other steps unknown to us at this time in order to comply with other future law or regulation.  Compliance with future law or regulation of carbon dioxide, or if we choose to expand capacity, compliance with then-current regulation of carbon dioxide could be costly and may prevent us from operating our Facility as profitably, which may have a material adverse impact on our operations, cash flows and financial position.

The California Air Resources Board has adopted a Low Carbon Fuel Standard requiring a 10% reduction in GHG emissions from transportation fuels by 2020.  Additionally, an Indirect Land Use Change, or ILUC, component is included in the lifecycle GHG emissions calculation.  While this standard is currently being challenged by various lawsuits, implementation of such a standard may have an adverse impact on our market for corn-based ethanol if it is determined that in California corn-based ethanol fails to achieve lifecycle GHG emission reductions.

The California Low Carbon Fuel Standard may decrease demand for corn based ethanol which could negatively impact our profitability.

Recently, California passed a Low Carbon Fuels Standard (“LCFS”). The California LCFS requires that renewable fuels used in California must accomplish certain reductions in greenhouse gases which are measured using a lifecycle analysis. Management believes that these new regulations could preclude corn based ethanol produced in the Midwest from being used in California. California represents a significant ethanol demand market. If we are unable to supply ethanol to California, it could significantly reduce demand for the ethanol we produce. Any decrease in ethanol demand could negatively impact ethanol prices which could reduce our revenues and negatively impact our ability to profitably operate the ethanol plant.

Risks Related to Tax Issues in a Limited Liability Company For the Holders ~~Whom~~Who Convert Their Notes into Units

MEMBERS SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE IMPACT THAT THEIR OWNERSHIP IN US MAY HAVE ON THEIR FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO OWNERSHIP OF UNITS.

IRS classification of us as a corporation rather than as a partnership would result in higher taxation and reduced profits, which could reduce the value of an investment in us.

We are an Iowa limited liability company that has elected to be taxed as a partnership for federal and state income tax purposes, with income, gain, loss, deduction and credit passed through to our Members.  However, if for any reason the Internal Revenue Service (“IRS”) would successfully determine that we should be taxed as a corporation rather than as a partnership, we would be taxed on our net income at rates of up to 35 percent for federal income tax purposes, and all items of our income, gain, loss, deduction and credit would be reflected only on our tax returns and would not be passed through to our Members.  If we were to be taxed as a corporation for any reason, distributions we make to our Members will be treated as ordinary dividend income to the extent of our earnings and profits, and the payment of dividends would not be deductible by us, thus resulting in double taxation of our earnings and profits. If we pay taxes as a corporation, we will have less cash to distribute to our Members.

The IRS may classify an investment in us as passive activity income, resulting in a Member’s inability to deduct losses associated with an investment in us.

It is likely that the IRS will classify an interest in us as a passive activity.  If a Member is either an individual or a closely held corporation, and if a Member’s interest is deemed to be “passive activity,” then such Member’s allocated share of any loss we incur will be deductible only against income or gains such Member has earned from other passive activities.  Passive activity losses that are disallowed in any taxable year are suspended and may be carried forward and used as an offset against passive activity income in future years.  These rules could restrict a Member’s ability to currently deduct any of our losses that are passed through.

Income allocations assigned to Units may result in taxable income in excess of cash distributions, which means a Member may have to pay income tax on our Units with personal funds.

Members will pay tax on their allocated shares of our taxable income. Members may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions we may make to the Members. Among other things, this result might occur due to accounting methodology, lending covenants imposed by our current loans that restrict our ability to pay cash distributions, or our decision to retain the cash generated by the business to fund our operating activities and obligations. Accordingly, Members may be required to pay some or all of the income tax on their allocated shares of our taxable income with personal funds.

An IRS audit could result in adjustments to our allocations of income, gain, loss and deduction causing additional tax liability to our Members.

The IRS may audit our income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to Members.  If the IRS were successful in challenging our allocations in a manner that reduces loss or increases income allocable to Members, Members may have additional tax liabilities.  In addition, such an audit could lead to separate audits of Members’ tax returns, especially if adjustments are required, which could result in adjustments on Members’ tax returns.  Any of these events could result in additional tax liabilities, penalties and interest to Members, and the cost of filing amended tax returns.

USE OF PROCEEDS

Assuming we ~~sell the maximum~~issue anticipated amount of $10,000,000 of Notes, we estimate the net proceeds to us from the sale of the Notes that we are selling in this offering will be approximately $~~9,875,000 million,~~9,875,000, after payment by us of the offering expenses, estimated to be $125,000.  We ~~will~~may use the net proceeds of this offering to ~~replace, pro rata, (i) the Term Note and (ii) the Bridge Loan (or other subordinated debt held by ICM upon ICM’s payment of the Bridge Loan).  For example, as of December 31, 2009, the Bridge Loan represented 24.2% of the aggregate debt of the Bridge Loan and Term Note, and the Term Note represented 75.8% of the aggregate debt of the Bridge Loan and Term Note.  Therefore, based on the December 31, 2009 Bridge Loan and Term Note balances,~~ repay portions of the Convertible Debt.  Under the Equity Agreements, 24% of the proceeds of this offering must used to reduce the ICM Note and 76% of the proceeds of this offering must be used to reduce the Holdings Note, respectively.  Therefore, if $10,000,000 of Notes are sold and we incur offering costs ~~are approximately~~estimated at $125,000, approximately $~~2,389,750 will go to replacing the Bridge Loan (24.2% of the proceeds of the Notes after taking into consideration estimated offering costs) and approximately $7,485,250 will go to replacing the Term Note (75.8% of the proceeds of the Notes after taking into consideration estimated offering costs).  The actual amount of the Bridge Loan (or other subordinated debt held by ICM upon payment of the Bridge Loan by ICM) and Term Note will vary depending on the actual amount of Notes sold,~~2,370,000 would be required to go to reducing the ICM Note and approximately $7,505,000 would be required to go to reducing the Holdings Note.  If we elect to repay Convertible Debt, the actual amount we repay will depend on the actual amount of Notes sold and the actual offering costs incurred ~~and the actual outstanding principal on the date(s) of payment of the Bridge Loan (or other subordinated debt held by ICM upon payment of the Bridge Loan by ICM) and Term Note~~.

The Convertible Debt was borrowed primarily to replace debt previously held by other lenders.  We previously had a bridge loan (the “Bridge Loan”) from Commerce Bank, N.A. (“Commerce”) which matured on June 15, 2010.  Under an agreement between us, ICM and Commerce, ICM paid the Bridge Loan, which was then fully discharged.  In exchange, we issued the ICM Note to ICM and entered into the ICM Equity Agreement.  At the time of the discharge of the Bridge Loan, we also entered into the Holdings Equity Agreement and issued the Holdings Note to Holdings, which increased the amount of debt previously owed to Holdings. The Bridge Loan was replaced in separate transactions through the issuance of the Convertible Debt.  The interest rate on the Convertible Debt is 7.5% per annum over the six-month LIBOR rate.  The Convertible Debt, as well as the Notes, mature on August 31, 2014.

Instead of repaying portions of the Convertible Debt, we may also use part or all of the proceeds from this offering for general working capital purposes.  Under the terms of the Equity Agreements, such usage would require both ICM’s and Holdings’ consent.  In addition to providing cash for operations, we could use offering proceeds to pay down our revolving debt, the result of which would be to provide us more borrowing capacity under that loan for working capital purposes.  As discussed elsewhere in this prospectus, our liquidity is constrained and corn prices have been trending higher.  These factors increase our need to utilize offering proceeds for working capital purposes, whether immediately as cash or by paying down our revolving debt, and would result in us having a higher amount of debt to service.

To the extent that we are unable to repay any part of the ~~Bridge~~Convertible Debt from proceeds of this offering ~~or any subsequent institutional investments and the letter of credit provided by ICM is drawn upon to repay a part of the Bridge Debt, we will be required to repay ICM in the form of~~, Holdings and ICM may convert the Holdings Note and ICM into Series U Units and Series C Units, respectively, at ~~a purchase price of $3,000 per Unit or one half (1/2) of the lowest purchase price paid by any party for a Unit who acquired (or who has entered into any agreement, instrument or document to acquire) such Unit as part of any private placement of Units after the date of the Series C Amendment but prior to the date of any payment of the Bridge Loan made by ICM.  Alternatively, ICM may agree to accept subordinated debt in lieu of Series C Units upon a draw down on ICM’s letter of credit~~the conversion price of $3,000 of principal or accrued interest under such note in exchange for one such Unit.

DISTRIBUTION POLICY

We have never paid or declared any cash distributions on our Units.  We currently intend to retain any future earnings to repay debt and finance the growth and development of our business, and we do not expect to pay any cash distributions on our Units in the foreseeable future.  As discussed in more detail below under “Management Discussion and Analysis of Financial Condition—Liquidity and Capital Resources,” our ability to make distributions to Members is restricted by the terms of our Credit Agreement.  Payment of future distributions, if any, will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors our Board of Directors deems relevant.

DETERMINATION OF OFFERING PRICE

The ~~price~~rate at which the Notes may be converted~~—$3,000 per Unit~~ into our Units—one Unit for every $3,000 of Note principal (including PIK Interest and accrued unpaid interest)—was determined based upon the same price per-Unit (i) at which ICM will ~~be repaid under a Series C Agreement under which, among other things, we agreed to issue Series C Units to ICM for any Bridge Loan payments made by ICM~~receive Series C Units if ICM converts the debt we owe to it under the ICM Note; and (ii) at which Holdings will receive Series U Units if Holdings converts the debt we owe it under the ~~Term~~Holdings Note.  No independent valuation or appraisal has been conducted in the determination of the offering price.

PLAN OF DISTRIBUTION

Purchasers of Notes in this offering must ~~purchase~~buy at least $15,000 in principal amount of Notes, and may purchase additional amounts in increments of $3,000.  We will conduct this offering on a best efforts basis, and no subscriptions or proceeds will be escrowed.  We have not engaged, nor do we intend to engage in connection with this offering, any underwriter, broker, dealer, placement agent or finder, nor will we compensate any person for the sales of the ~~Units.  In the event we determine that we must engage an agent to assist us in this offering, we will amend our registration statement in accordance with applicable law, and any such additional fees would materially increase the offering costs of this offering.~~Notes.

Iowa purchasers of Notes who are not Members of the Company before this offering must have either (i) a minimum Net Worth of $60,000 and an annual income of $60,000, or (ii) a Net Worth of $225,000.  For purposes of determining if a purchaser meets this requirement, “Net Worth” is determined without including the value of the purchaser’s home, automobile and furnishings.

We intend to offer the Notes in this offering primarily to our existing Members who are residents of Iowa and the offering will commence when the SEC and the Iowa Securities and Regulated Industries Bureau have declared our registration statement effective.  We also intend to offer the Notes to residents of other states in which our existing Members reside, with the exception of California and subject to the availability of exemptions from applicable state registration requirements.  In addition to specific restrictions and limitations included in the subscription agreement for the state in which a resident resides, our offering will be restricted to residents of the following states as follows:

State	Limitations
Arkansas	We will only offer the Notes to existing Members in Arkansas.
Colorado	We will not issue Notes to more than ten persons in Colorado in the offering.
Connecticut	We will only offer the Notes to existing Members in Connecticut.
Florida
We will not issue Notes to more than 25 persons in Florida in the offering, subject to applicable rules which exclude certain purchasers from such limit.  If there are more than five purchasers in Florida, the transaction is voidable by the purchaser until the later of: (i) 3 days after the first tender of consideration by a purchaser and (ii) 3 days after we give notice of this privilege to the purchaser, which notice will be included in the purchaser’s subscription agreement.

Illinois	We will not issue Notes to more than 35 persons in ~~Iowa~~Illinois in the offering.
Indiana	We will not issue Notes to more than 25 persons in Indiana in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Kansas	We will not issue Notes to more than 25 persons in Kansas in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Minnesota	We will not issue Notes to more than 35 persons in Minnesota in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Missouri	We will not issue Notes to more than 25 persons in Missouri in the offering.
Nebraska	We will not issue Notes to more than 15 persons in Nebraska in the offering, subject to applicable rules which exclude certain purchasers from such limit.
New Jersey	We will not issue Notes to more than 10 persons in New Jersey in the offering, subject to applicable rules which exclude certain purchasers from such limit.
New Mexico	We will not issue Notes to more than 10 persons in New Mexico in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Ohio	We will not issue Notes to more than 10 persons in Ohio in the offering, subject to applicable rules which exclude certain purchasers from such limit.

Oklahoma	We will not issue Notes to more than 25 persons in Oklahoma in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Oregon	We will not issue Notes to more than 10 persons in Oregon in the offering, subject to applicable rules which exclude certain purchasers from such limit.
South Dakota	We will ~~only offer the~~not issue Notes to ~~existing Members~~more than 25 persons in South Dakota in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Texas	We will not issue Notes to more than 15 persons in Texas in the offering, subject to applicable rules which exclude certain purchasers from such limit.
Washington D.C.	We will not issue Notes to more than 25 persons in Washington D.C. in the offering.
Wisconsin	We will not issue Notes to more than 25 persons in Wisconsin in the offering, subject to applicable rules which exclude certain purchasers from such limit.

Furthermore, certain states have required us to provide the following information:

FOR FLORIDA RESIDENTS: THE UNITS REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER SECTION 517.061 OF THE FLORIDA SECURITIES ACT. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING A PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

THE SECURITIES BEING OFFERED HAVE NOT BEEN REGISTERED WITH THE FLORIDA OFFICE OF FINANCIAL REGULATION.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE NEW MEXICO UNIFORM SECURITIES ACT AND THEY CANNOT BE RESOLD UNLESS THE SECURITIES ARE SO REGISTERED OR CAN QUALIFY FOR AN EXEMPTION FROM REGISTRATION.

Our officers and directors will assist us in the sale of our Notes in this offering without compensation of any kind for such assistance.  We may register certain of our officers or directors in states which require registration in connection with their assistance in this offering.

Persons wishing to purchase our Notes must deliver to us a fully executed Subscription Agreement, a form of which has been filed as an exhibit to this Registration Statement, and which has been provided to each offeree, along with this Prospectus.  Executed Subscription Agreements must be sent to the following address:

Southwest Iowa Renewable Energy, LLC
Att’n: Karen Kroymann
10868 189th Street
Council Bluffs, Iowa, 51503

Persons having questions about the terms if this offering, the Notes or the Units may call Karen Kroymann, Controller/Principal Financial Officer at (712) 352-5007.

TRANSFERABILITY

The Notes are ~~not~~ transferable~~.~~ upon Board approval, but are subject to applicable restrictions imposed by state securities laws.  For example, we will issue Notes to a limited number of purchasers in states other than Iowa in reliance on available exemptions from such states’ securities registration laws.  Many of those laws restrict purchasers of unregistered securities from transferring the Notes after purchase.  Additionally, transfers of Notes must be approved by our Board under the terms of the Indenture.  Upon conversion of the Notes into Units, the Units will be subject to three types of limitations upon their transferability by purchasers in this offering: the Code, our Operating Agreement and applicable state law.  In addition, the QMS imposes certain requirements upon ~~Unit holders~~Unitholders seeking to transfer Units and Holders seeking to transfer Notes through that system.  ~~Unit holders~~Purchasers should be aware that because of these limitations, neither the Notes nor the Units into which they may be converted are ~~not~~ liquid securities and accordingly purchasers may be required to hold them for a considerable period of time.

Code Limitations

We are organized as an Iowa limited liability company and have elected to be taxed as a partnership for federal income tax purposes.  As such, the Code limits the number of ~~Units~~“interests” in the Company which may be transferred in any fiscal year.  For these purposes, we may be required to treat Notes as “interests” in the Company.  For purposes of calculating our Code transfer limits, we will count Notes transferred as if they had been converted into Units.  In order to stay within certain regulatory safe harbors ~~the Company intends~~, we intend to limit any transfers to 2% of our aggregate outstanding Units and Notes (together, the “Securities”) in any given year, other than exempted transfers.  If more than 2% of our ~~Units~~Securities are transferred in a fiscal year, we could be treated as a publicly-traded partnership (“PTP”) under the Code and would be accordingly taxed as a corporation.  The Code does provide that certain transfers are not counted toward the 2% limitation, such as:

●
A transfer in which the basis of the ~~Units~~Security is in the hands of the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor or is determined under Code Section 732.

●	A transfer at death, including transfers from an estate or testamentary trust.
●
A transfer between members of a family, with family defined to include brothers and sisters, whether by the whole or half blood, spouse, ancestors (parents and grandparents only), and lineal descendants.

●	A transfer involving distributions from a retirement plan qualified under Code Section 401(a) or an individual retirement account.
●
One or more transfers by a Member and any related persons (within the meaning of Code Sections 267(b) or 707(b)(1)) during any 30 calendar day period of ~~Units~~Securities aggregating more than 2% of the total outstanding ~~Units~~Securities.

●	A transfer by one or more Members or Holders of ~~Units~~Securities representing in aggregate 50% or more of the total ~~Units~~Securities in one transaction or a series of related transactions.

The foregoing list does not provide all of the exceptions to the PTP limitations.  The regulations also provide that issuers may utilize a “qualified matching service,” or “QMS,” to provide some liquidity for their securities while maintaining partnership taxation status.  We expect to use a QMS to provide limited liquidity to persons holding our ~~Series A Units~~Securities.  Generally speaking, we ~~will be allowed to~~may permit transfers of up to 10% of our ~~Units~~Securities in a fiscal year under the QMS.  All of the exempted transfers described above are not included in this 10% limitation.  Regulations applicable to QMSs provide that Members or Holders must post their offers to sell ~~Units~~Securities for a specified time, and if an agreement is reached to sell a ~~Unit~~Security, a specified period of time must pass before the transaction may be finalized.  These Code-based conditions to transfers via a QMS are in addition to the transfer restrictions contained in our Operating Agreement applicable to Unit transfers, discussed below.  Our QMS service provider ~~will charge~~charges us an annual ~~a~~ maintenance fee for the QMS service, and ~~will~~ also ~~charge~~charges the seller of a ~~Unit~~Security through the QMS a service fee which is based upon a percentage of the sales price of the transaction.  For more detail regarding the terms of use of our QMS, please see our website (www.sireethanol.com) and the summary provided below.  See also “Federal Income Tax Aspects—Company Status—Publicly Traded Partnership.”

Summary of QMS Restrictions & Procedures

Our QMS manual, a copy of which is available at www.sireethanol.com, allows Members to transfer Units and Holders to transfer Notes through the QMS, up to certain thresholds, without violating the Code restrictions required for us to not be treated as a PTP as discussed below.  In order to comply with restrictions so as to not be characterized as a PTP, we may not allow transfers of more than 10% of the outstanding “interests” in the Company through the QMS in any calendar year.  For purposes of calculating our 10% QMS transfer limit under the Code, we will count Notes transferred as if they had been converted into Units.  Accordingly, it we issue

$10,000,000 in Notes in this offering which could be converted into 3,334 Units, Unitholders and Holders would be able to transfer up to a total of 1,646 of our outstanding Securities through the QMS in any calendar year.  If the 10% limit is reached in a calendar year, no further trading of Securities will be authorized until after the end of such calendar year.  The following summarizes the procedures that must be followed for transactions in Securities through the QMS:

1.	Members or Holders interested in selling their Securities through the QMS must complete a listing agreement with the QMS agent (“Listing Agreement”).
2.
The QMS agent will match bids with the listed offers for sale, except that bids may not be matched with offers to sell until the Securities have been listed for at least 15 days. In matching offers, preference is generally given first to the lowest priced offers to sell or the highest bid price, then in the order received. The purchase price will be the buyer’s bid price.

3.
When an offer to sell is matched with a bid, the QMS agent will contact the buyer and seller to confirm the sale and then send buyer the sale contract.  The buyer must return the signed sale contract to the QMS agent within ten (10) business days with a 100% deposit of the purchase price plus the counterpart signature page to the Operating Agreement (in the case of Unit transfers) and other documentation, if applicable. The purchase price deposit will be held an independent escrow agent until the sale is completed.

4.
After the QMS agent receives the buyer’s sale contract and deposit, the QMS agent will send the sale contract to the seller who must sign and return it to the QMS agent within ten business days with his or her Note or Unit Certificate(s) (or a Lost Certificate Affidavit).  The seller will be obligated to pay the QMS agent’s commission if the seller fails to sign and return these documents as required.

5.
Approximately 30 days prior to the end of each quarter, the QMS agent will submit to us the signed sales contracts and related documentation to confirm compliance with all Operating Agreement or Indenture restrictions, including Board approval, as applicable.

6.
Transactions will be approved or rejected at the end of each fiscal quarter and, if approved, will occur on the first day of the next fiscal quarter.  Fiscal quarters begin on January 1, April 1, July 1 and October 1.

7.
If the sale of a Transferred Security is authorized by the Board, we will reissue the Units or Notes to the buyer and inform the QMS agent to direct the escrow agent to disburse the net sale proceeds to the seller, after payment of the QMS agent’s commission. If the Security sale is not authorized, the purchase price will be returned to the buyer and no commission will be charged.

8.
Subject to our Unit Transfer Policy, all Unit sales and transfers are effective upon the first day of the quarter following a match if 45 days has expired since the offer to sell was posted, and upon fulfillment of all conditions required under the Operating Agreement. If the offer to sell a Unit is posted during the last 45 days of the quarter, the sale, if approved by the Board, will be effective on the first day of the next following quarter, subject to the Unit Transfer Policy. Note sales and transfers will be effective as soon as the QMS Manual and QMS agent’s requirements have been fulfilled.

9.
Offers to sell and offers to buy Securities may not be listed on the QMS any longer than 120 days. After an offer to sell or buy has been listed for 120 days, it will be removed. A buyer may repost his or her offer to buy Securities immediately; however, a seller will not be able to list any Securities for sale for at least 60 days after the offer is removed.

An offer to sell a Security may be modified by the seller at anytime; provided, however, that any modification will mean such sales offer may not be accepted prior to the 15th day after the modified offer to sell is posted to the QMS.  Sellers may cancel an offer to sell Securities at any time prior to acceptance of an offer to purchase.  Offers to purchase Securities may be cancelled, by contacting the QMS agent, at any time prior to an agreement for sale being reached with a seller.

The following terms and conditions apply to transactions using the QMS:

•	Brokers and dealers may not use the QMS to purchase or sell Units for the accounts of others.
•
The information on the QMS does not consist of firm quotes, but rather merely lists the names, addresses and telephone numbers of interested sellers and buyers, the number of Securities offered or desired to be purchased, and the price at which the proposed transaction would occur.

•	Transferors are required to pay a 3% fee to the QMS agent and any additional transfer fee as determined by our board of directors, from time to time.
•
We will not assure that any particular transaction will occur as to any particular number of Securities or at any particular price. All the transactions must be executed independent of us or any of our affiliates.

•
The QMS Manual may be revised from time to time in our discretion and in coordination with the QMS agent. The most current version will always be available on our website, upon written request to us or by link on the QMS agent’s website.  Buyers and sellers should confirm that they are referring to the most current version of the QMS Manual when using the QMS.

•
All applicable state and federal securities laws, including registration requirements, apply to any offer made or transaction consummated using the QMS.  In addition, the Securities Exchange Act of 1934 (the “Exchange Act”) obliges persons acquiring beneficial ownership of 5% or more of our Units to file specified reports.  Buyers and sellers are responsible for compliance with applicable securities laws.

•	“Two-sided quotes” in which a person indicates a bid to buy at one price and to sell at another price are prohibited.
•
By accessing the QMS, the buyer and seller of the Securities agree to fully indemnify, defend and hold harmless us and our directors, employees, agents and members from any and all claims arising out of participation with its appearing on the QMS.

This summary of the material components of the QMS Manual does not fully describe the QMS Manual.  No person should purchase the Notes without having read carefully the entire QMS Manual and Unit Transfer Policy.

Operating Agreement Limitations on Unit Transfers

In addition to the PTP limitations discussed above, Members wishing to transfer Units must also effect transfers according to the terms of our Operating Agreement.  Any purported transfers not meeting the conditions of the Operating Agreement are null and void, and any such transferor and transferee must indemnify ~~the Company~~us and the other Members for any costs associated with a purported transfer which does not meet the requirements of the Operating Agreement.  The provisions of the Operating Agreement which apply to proposed transfers are as follows:

●	The Board of Directors retains the discretion to admit any person as a Member. Persons who are not admitted as Members will only have specified rights respecting Units they hold.

●	All Members holding Series B Units must approve any transfer where the transferee (together with the transferee’s affiliates) would hold more than 17% of the issued and outstanding Units.

●	All Members holding Series B Units must approve any transfer where the transferee or any of the transferee’s affiliates is a direct competitor of a Series B Member in the grain merchandising business.

●
~~All Members (if any~~1~~) holding~~Any1 Series U ~~Units~~Members must approve any transfer where the transferee (together with the transferee’s affiliates) would hold more than 15% of the issued and outstanding Units.

●
~~All Members (if any1) holding~~Any1 Series U ~~Units~~Members must approve any transfer where the transferee or any of the transferee’s affiliates is a direct competitor of a Series U Member in the grain merchandising business.

●	The transferring Member must surrender its certificate representing the transferred Units.

●	Transferees must execute a signature page to the Operating Agreement and such other instruments as the Board of Directors may require.

●	Transfers otherwise satisfying all conditions of the Operating Agreement are not effective until reflected in our books and records.

●	Proposed transferees must provide us with such tax and other information as the Board of Directors may require.

●
The Board of Directors may require a transferring Member to provide us with an opinion of counsel that a proposed transfer would not (i) violate any applicable federal or state law respecting the registration or resale of securities, or (ii) cause us to be deemed an investment company under the Investment Company Act of 1940.

__________________________

~~1 Series U Units would only be issued to Holdings to the extent that Holdings converts debt we owe it under the Term Note to Series U Units.~~

1 Series U Units would only be issued to Holdings to the extent that Holdings converts debt we owe it under the Holdings Note to Series U Units.

●
Unless a transfer occurs involuntarily by operation of law, transferees may not be (i) our competitors or our affiliates, (ii) affiliates of our competitors, or (iii) persons whose ownership of Units would be deemed detrimental to us.  The foregoing may be determined by the Board of Directors in its sole discretion.

●
No transfers may be effected after a Dissolution Event (the affirmative vote of the Members to dissolve, wind up and liquidate the company, or the entry of a decree of judicial dissolution pursuant to the Act) has occurred.

●
Profits, losses and all other items attributable to transferred Units for the fiscal year in which the Units are transferred are divided and allocated between the transferor and the transferee by taking into account their interests during the fiscal year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Directors.  All distributions on or before the date of such transfer will be made to the transferor, and all distributions thereafter will be made to the transferee.

●
Solely for purposes of making allocations and distributions, we will recognize a transfer to be effective not later than the first day of the month following the month in which all documents to effectuate the transfer have been executed and delivered to us, provided that we have received such documents at least 10 days prior to the first day of the month, otherwise such items will be allocated and distributed to the transferor, provided further that, if we do not receive a notice stating the date such Units were transferred and such other information as the Directors may reasonably require within 30 days after the end of the fiscal year during which the transfer occurs, then all such items will be allocated, and all distributions will be made, to the person or entity who, according to our books and records, was the owner of the Units on the last day of such fiscal year.

●
Unless and until a transferee is a permitted transferee and such transferee is admitted as a Substitute Member under Section 9.10 of the Operating Agreement, the proposed transferee will have no interest in us and will not be treated as a Member for purpose of any distribution, the allocation of profits or losses, the voting of Units or for any other purpose.

●
In the event that a transferring Member makes a transfer during our tax year, amounts paid or withheld on behalf of such transferring Member respecting taxes prior to the transfer, or in connection with the Units being transferred, will be due to us. We have the right, in our sole discretion to either (i) require that the transferring Member deposit with us the amount due, or the amount that is estimated to be due, in connection with the Units being transferred, or (ii) require that such payment be made at any time after the transfer, upon demand by us.

●	Members may not transfer Units on an established securities market or a secondary market (or the substantial equivalent of those markets) within the meaning of Code Section 7704(b).

●
Acquisitions of Units will be deemed to be a representation and warranty to us and the other Members that the acquisition is made as principal for the Unit holder’s own account and not for resale or distribution of the Units to others in violation of securities laws as determined by us and our counsel.

In addition, any transfers which would (i) cause us to dissolve or wind up, (ii) cause us to lose our partnership taxation status, (iii) violate federal or state securities laws, (iv) cause us to be treated as a PTP, or (v) terminate us for federal income tax purposes, are prohibited under the Operating Agreement.

Please be aware that we may modify the above requirements and conventions which are necessary to maintain a QMS.

~~Summary of QMS Restrictions & Procedures~~

~~Our QMS, a copy of which is available at www.sireethanol.com, allows Members to transfer Units, up to certain thresholds, without violating the above-described Code restrictions required for us not be treated as a PTP.  In order to comply with restrictions so as to not be characterized as a PTP, the Qualified Matching Service Manual allows up to 10% (currently 1,313) of our outstanding Units to be traded through the QMS in any calendar year.  If the 10% limit is reached in a calendar year, no further trading will be authorized until after the end of such calendar year.  The following summarizes the procedures that must be followed for transactions through the QMS:~~

~~1.~~	~~Members interested in selling their Units through the QMS must complete a listing agreement with the QMS agent (“~~Listing Agreement~~”).~~
~~2.~~
~~The QMS agent will match bids with the listed offers for sale, except that bids may not be matched with offers to sell until the Units have been listed for at least 15 days. In matching offers, preference is generally given first to the lowest priced offers to sell or the highest bid price, then in the order received. The purchase price will be the buyer’s bid price.~~

~~3.~~
~~When an offer to sell is matched with a bid, the QMS agent will contact the buyer and seller to confirm the sale and then send buyer the sale contract.  The buyer must return the signed sale contract to the QMS agent within ten (10) business days with a 100% deposit of the purchase price plus the counterpart signature page to the Operating Agreement and other documentation, if applicable. The purchase price deposit will be held an independent escrow agent until the sale is completed.~~

~~4.~~
~~After the QMS agent receives the buyer’s Sale Contract and deposit, the QMS agent will send the sale contract to the seller who must sign and return it to Alerus within ten (10) business days with his or her Unit Certificate(s) (or a Lost Certificate Affidavit).  The seller will be obligated to pay the QMS agent’s commission if the seller fails to sign and return these documents as required.~~

~~5.~~
~~Approximately 30 days prior to the end of each quarter, the QMS agent will submit to us the signed sales contracts and related documentation to confirm compliance with all Operating Agreement restrictions, including Board approval.~~

~~6.~~
~~Transactions will be approved or rejected at the end of each fiscal quarter and, if approved, will occur on the first day of the next fiscal quarter.  Fiscal quarters begin on January 1, April 1, July 1 and October 1.~~

~~7.~~
~~If the sale is authorized by the Board, we will reissue the Units to the buyer and inform the QMS agent to direct the escrow agent to disburse the net sale proceeds to the seller, after payment of the QMS agent’s commission. If the sale is not authorized, the purchase price will be returned to the buyer and no commission will be charged.~~

~~8.~~
~~Subject to our Unit Transfer Policy, all sales and transfers are effective upon the first day of the quarter following a match if 45 days has expired since the offer to sell was posted, and upon fulfillment of all conditions required under the Operating Agreement. If the offer to sell is posted during the last 45 days of the quarter, the sale, if approved by the Board, will be effective on the first day of the next following quarter, subject to the Unit Transfer Policy.~~

~~9.~~
~~Offers to sell and offers to buy may not be listed on the QMS any longer than 120 days. After an offer to sell or buy has been listed for 120 days, it will be removed. A buyer may repost his or her offer to buy immediately; however, a seller will not be able to list any Units for sale for at least 60 days after the offer is removed.~~

~~An offer to sell may be modified by the seller at anytime; provided, however, that any modification will mean such sales offer may not be accepted prior to the 15th day after the modified offer to sell is posted to the QMS.  Sellers may cancel an offer to sell at any time prior to acceptance of an offer to purchase.  Offers to purchase may be cancelled, by contacting the QMS agent, at any time prior to an agreement for sale being reached with a seller.~~

~~The following terms and conditions apply to transactions using the QMS:~~

~~•~~	~~Brokers and dealers may not use the QMS to purchase or sell Units for the accounts of others.~~
~~•~~
~~The information set forth on the QMS does not consist of firm quotes, but rather merely lists the names, addresses and telephone numbers of interested sellers and buyers, the number of Units offered or desired to be purchased, and the price at which the proposed transaction would occur.~~

~~•~~	~~Transferors are required to pay a 3% fee to the QMS agent and any additional transfer fee as determined by the Company’s board of directors, from time to time.~~
~~•~~
~~We will not assure that any particular transaction will occur as to any particular number of Units or at any particular price. All the transactions must be executed independent of us or any of our affiliates.~~

~~•~~
~~The QMS Manual may be revised from time to time in our discretion and in coordination with the QMS agent. The most current version will always be available on our website, upon written request to us or by link on the QMS agent’s website.  Buyers and sellers should confirm that they are referring to the most current version of the QMS Manual when using the QMS.~~

~~•~~
~~All applicable state and federal securities laws, including registration requirements, apply to any offer made or transaction consummated using the QMS.  In addition, the Securities Exchange Act of 1934 obliges persons acquiring beneficial ownership of 5% or more of our Units to file specified reports.  Buyers and sellers are responsible for compliance with applicable securities laws.~~

~~•~~	~~“Two-sided quotes” in which a person indicates a bid to buy at one price and to sell at another price are prohibited.~~
~~•~~
~~By accessing the QMS, the buyer and seller of the Units agree to fully indemnify, defend and hold harmless us and our directors, employees, agents and members from any and all claims arising out of participation with its appearing on the QMS.~~

~~This summary of the QMS Manual does not fully describe the QMS Manual.  No person should purchase the Notes without having read carefully the entire QMS Manual and Unit Transfer Policy.~~

State Law Limitations

Even though we are registering the offer and sale of the Notes and Units under the Securities Act and pursuant to the securities laws of ~~certain states~~Iowa, the laws of some states may prohibit, restrict or impose conditions upon the resale of any Units purchased in this offering.  As discussed above under “Operating Agreement Limitations,” we may require a transferring Member to provide an opinion of counsel that a proposed transfer does not violate any such securities laws.  MEMBERS WISHING TO SUBSEQUENTLY TRANSFER THEIR NOTES OR UNITS WILL NEED TO CONSULT WITH COUNSEL AS TO WHETHER APPLICABLE STATE LAW IMPOSES ANY LIMITATION UPON THEIR ABILITY TO TRANSFER THEIR NOTES OR UNITS, AND THE COMPANY DOES NOT UNDERTAKE TO DETERMINE WHETHER ANY RESALE COMPLIES WITH APPLICABLE LAW.

Most states provide exemptions from their registration requirements.  For example, many states exempt resale transactions by persons other than the issuer which are “isolated,” and many states exempt specified transactions through registered brokers.  WHILE WE BELIEVE THAT MANY PROPOSED RESALES MAY COMPLY WITH APPLICABLE EXEMPTIONS UNDER STATE LAW, WE CANNOT NOT ASSURE PURCHASERS THAT STATE LAW WILL NOT PROHIBIT A PROPOSED RESALE TRANSACTION.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Description of Series A Convertible Subordinated Term Notes

The following description summarizes the material terms and provisions of the Series A Convertible Subordinated Term Notes that we are offering under this Prospectus.  The Notes are subject to the Indenture dated ~~●~~as of February 1, 2011 between us and ~~●~~Treynor State Bank, as trustee (the “Trustee”). We will act as paying agent and conversion agent for the Notes. The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

General

The terms and conditions of the Notes and the Indenture are as follows:

•	the principal amount of Notes being offered is $~~10,000,000,~~14,251,000, subject to increase at our discretion;
•	the Notes will be sold in a minimum amount of $15,000 and in integral multiples of $3,000 thereafter;
•	the maturity date of the Notes is August 31, 2014;
•	the principal amount due at maturity of the Notes is the principal amount of such Note, plus any capitalized PIK Interest;
•
the annual interest rate for the notes is 7.5% per annum over the British Bankers’ Association interest settlement rates for U.S. Dollar deposits for an interest period of six ~~(6)~~ months as of 11:00 a.m. (London time) as published on Reuters Screen LIBOR01 Page, or if Reuters Screen LIBOR01 Page is not available, as published by Bloomberg Financial Services, Dow Jones Market Services, Telerate or any similar service selected by us, and such rate shall be determined and reset semi-annually on each February 1st and August 1st (or, if any such day is not a business day, the immediately succeeding business day).  As of April 8, 2010, the six-month LIBOR was approximately 0.45%;

•	the date interest will begin to accrue is the date on which the ~~Series A Convertible Subordinated Terms~~ Notes are issued;
•
the dates interest will be payable are January 31 and July 31 of each year, and the regular record dates for interest payment dates or the method for determining such dates is January 1 and July 1 of each year;

•
the Notes, and payment of interest thereon, is subject to the terms and conditions of the Intercreditor Agreement entered into by the Trustee, Holdings and ICM (the “Trustee Intercreditor Agreement”) and the Subordination Agreement entered into by the Trustee, Holdings and Agent (the “Trustee Subordination Agreement”);

•
we have the option to pay accrued interest as PIK Interest, and interest on the Notes that is not paid in cash on its due date is automatically capitalized and added to the outstanding principal of the Notes on such due date;

•
because the terms of our Credit Agreement prevent us from making any principal or interest payments on the Notes in advance of maturity and payment in full of the debt outstanding under the Credit Agreement, purchasers of Notes should anticipate that all interest will be paid as PIK Interest;

•	the Notes are redeemable by us, at anytime upon between 30 and 90 days advance notice;
•
in the event we issue a redemption notice to a Holder, the Holder may elect to convert such Notes into Series A Units by providing written conversion notice us within 20 days of the date of the redemption notice~~.~~;

•	the Notes are subordinated to all senior debt, including the outstanding amounts we owe under the Credit Agreement;
•	the Notes will be unsecured and pari passu with our other subordinated debt, including ~~any Bridge~~the Convertible Debt ~~remaining after this Offering~~ and the Holdings Revolving Note;
•	the principal of the Notes (including capitalized PIK Interest and accrued but unpaid interest) are convertible in the minimum amount of $15,000 and integral multiples of $3,000 thereafter;
•	payments will be made by check sent to the address of the Holder of record;
•	the Notes are ~~not~~ transferable, but transfers require Board approval, see “Transferability” above;
•
the Indenture does not restrict our ability to: incur additional indebtedness, issue additional securities, create liens, pay dividends and make distributions in respect of our capital stock, redeem capital stock, make investments or other restricted payments, sell or otherwise dispose of assets, engage in transactions with stockholders and affiliates, or effect a consolidation or merger;

•	the Indenture does not require us to maintain any asset ratios or reserves;

•	for a summary of the federal income tax aspects of the Notes, see “Federal Income Tax Aspects” below;

Conversion or Exchange Rights

The principal of the Notes (including capitalized PIK Interest and accrued but unpaid interest) are convertible, at the option of the ~~holder~~Holder, into Series A Units at a ~~price of $3,000 per Series A Unit~~conversion ratio of one Unit for every $3,000 of Note principal (and capitalized PIK Interest and accrued but unpaid interest) converted, in a minimum increment of $15,000 and in integral multiples of $3,000 thereafter.  Holders may convert the principal of the Notes (including capitalized PIK Interest and accrued but unpaid interest) into Series A Units on January 31 or July 31 of any year prior to their final maturity as long as a ~~holder~~Holder provides us with the following ~~documentation~~information at least 30 days prior to such conversion date.  To convert a Note, a Holder must (i) complete and manually sign the conversion notice attached to the Note (“Conversion Notice”) or a facsimile of the Conversion Notice and deliver such notice to us, (ii) surrender the Note to us, (iii) furnish appropriate endorsements and transfer documents if required by us, and (iv) pay any transfer or similar tax, if required.  The January 31 or July 31, as applicable, after the date on which the Holder satisfies all of those requirements is the “Conversion Date”.

If we receive a Conversion Notice prior to the final maturity of the Notes, the following procedures will apply: (i) we will deliver Series A Units into which the Notes are converted (and cash or a new Note in lieu of any fractional Units) will be made through us as soon after the Conversion Date as is reasonably possible, (ii) we will deliver to Holders surrendering Notes for conversion a number of Series A Units equal to the aggregate original amount of Notes to be converted (including any PIK Interest and accrued but unpaid dividends) divided by $3,000 and (iii) we will pay cash or issue a new Note for all fractional Series A Units in an amount equal to (a) the principal balance of the Notes being so converted, minus (b) the number of Series A Units being issued in such conversion ~~times~~, multiplied by $3,000.

Upon receipt of a redemption notice from us, Holders may elect to convert the outstanding principal of the Notes, all PIK Interest and all accrued but unpaid interest into Series A Units by sending us a Conversion Notice within ~~twenty (~~20~~)~~ days of the date of the redemption notice.  If a Holder delivers a Conversion Notice to us within such time, then the we ~~shall~~will convert all outstanding principal, PIK Interest and accrued but unpaid interest into Series A Units on the date ~~set forth~~ in the redemption notice, at the conversion price of $3,000 per Series A Unit; provided, however, that we will only issue whole Units and any portion of the Note totaling less than $3,000 will be redeemed.  In the event a Holder fails to deliver a Conversion Notice to ~~Borrower~~us within the specified timeframe, the Note will be redeemed by us in accordance with the redemption notice, and we will pay the Holder the outstanding principal balance of the Note (including PIK Interest), plus any accrued but unpaid interest.

Consolidation, Merger or Sale

The Indenture does not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets.  However, any successor to or acquirer of such assets must assume all of our obligations under the Indentures and the Notes, as applicable.

Events of Default Under ~~an~~the Indenture

The following will be events of default under the Indenture with respect to the Notes:

•	if we fail to pay interest (either in cash or as PIK Interest) when due and our failure continues for 90 days and the time for payment has not been extended or deferred;
•	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;
•
if we fail to observe or perform any other covenant contained in Indenture, and our failure continues for 90 days after we receive notice from the Trustee or Holders of at least 25% in aggregate principal amount of the Notes;

•	if specified events of bankruptcy, insolvency or reorganization occur as to the Company (“Bankruptcy Default”); and
•	if we default under the ~~Term Note,~~Convertible Debt or the Holdings Revolving Note ~~or the Bridge Loan~~.

Subject to the limitations contained in the Trustee Intercreditor Agreement and Trustee Subordination Agreement, if an event of default occurs and is continuing, other than a Bankruptcy Default, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes, by notice to us in writing, and to the Trustee if notice is given by such Holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If a Bankruptcy Event occurs with respect to us, the principal amount of and accrued interest, if any, of each of the Notes then outstanding will be due and payable without any notice or other action on the part of the Trustee or any Holder.

The Holders of a majority-in-principal amount of the outstanding Notes may waive any default or event of default and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the Indenture. Any such waiver ~~shall~~will cure the default or event of default.

If an event of default under the Indenture occurs and continues, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders have offered the Trustee reasonable indemnity. The Holders of a majority-in-principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes, provided that:

•	the direction so given by the Holder is not in conflict with any law or the Indenture; and
•
subject to its duties under the Trust Indenture Act, the Trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the Holders not involved in the proceeding.

A Holder will have the right to institute a proceeding under the Indenture or to appoint a receiver or trustee, or to seek other remedies only if:

•	the Holder has given written notice to the Trustee of a continuing event of default with respect to the Notes;
•
the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and such Holders have offered reasonable indemnity, to the Trustee to institute the proceeding as trustee; and

•
the Trustee does not institute the proceeding, and does not receive from the Holders of a majority-in-aggregate principal amount of the outstanding Notes other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a Holder if we default in the payment of the principal, premium, if any, or interest on, the ~~debt securities~~Notes.  We will periodically file statements with the Trustee regarding our compliance with specified covenants in the Indenture.  Notwithstanding anything contained in the Indenture to the contrary, the Trustee~~,~~ and any Holders must act in accordance with the Trustee Intercreditor Agreement and the Trustee Subordination Agreement and may not take any action that would cause us to be in default under such agreements.  Our failure to take any act required by the Indenture but prohibited by the Trustee Intercreditor Agreement or Trustee Subordination Agreement, ~~shall~~will not constitute an event of default under the Indenture.

Modification of Indenture; Waiver

We and the Trustee may change the Indenture without the consent of any Holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the Indenture;
•	to comply with the provisions described above under “Consolidation, Merger or Sale”;
•	to comply with any requirements of the SEC in connection with the qualification of any indenture under the Trust Indenture Act;
•	to evidence and provide for the acceptance of appointment under the Indenture by a successor trustee;
•	to provide for uncertificated Notes and to make all appropriate changes for such purpose;
•	to add to, delete from, or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issuance, authorization and delivery of the Notes;
•
to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the security holders, to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default, or to surrender any of our rights or powers under the Indenture; or
•	to change anything that does not materially adversely affect the interests of any Holder.

In addition, under the Indenture, the rights of Holders may be changed by us and the Trustee with the written consent of the Holders of at least a majority-in-aggregate principal amount of the outstanding Notes. However, we and the Trustee may only make the following changes with the consent of each Holder:

•	extending the fixed maturity of the series of the Notes;
•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of the Notes; or
•	reducing the percentage of the Notes, the Holders of which are required to consent to any amendment.

Discharge

The Indenture provides that we can elect to be discharged from our obligations with respect to the Notes, except for obligations to:

•	register the transfer or exchange of the Notes;
•	replace stolen, lost or mutilated Notes;
•	maintain paying agencies;
•	hold monies for payment in trust;
•	compensate and indemnify the Trustee; and
•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the Trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the Notes on the dates payments are due.

Form, Exchange and Transfer

We will issue the Notes only in the minimum denomination of $15,000 and in any integral multiple of $3,000 thereafter.  Subject to the terms of the Indenture, Holders may present the Notes for exchange, duly endorsed if so required by us, at our office or at the office of any transfer agent designated by us for this purpose. We will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.  The Notes are ~~not~~ transferable upon Board approval.  Any transfer in violation of such provision will be null and void.

Redemption

We may redeem the Notes at anytime by providing written notice of any such redemption to the Trustee or the Holders at least ~~thirty (~~30~~)~~ but not more than ~~ninety (~~90~~)~~ days prior to the date of such redemption.  Upon receipt of a redemption notice from us, Holders may elect to convert the outstanding principal of the Notes, all PIK Interest and all accrued but unpaid interest into Series A Units by sending us a Conversion Notice within ~~twenty (~~20~~)~~ days of the date of the redemption notice.  If a Holder delivers a Conversion Notice to us within such time, then ~~the~~ we ~~shall~~will convert all outstanding principal, PIK Interest and accrued but unpaid interest into Series A Units on the date ~~set forth~~ in the redemption notice, at the conversion price of $3,000 per Series A Unit; provided, however, that we will only issue whole Units and any portion of the Note totaling less than $3,000 will be redeemed.  In the event a Holder fails to deliver a Conversion Notice to ~~Borrower~~us within the specified timeframe, the ~~Note~~Notes will be redeemed by us in accordance with the redemption notice, and we will pay the Holder the outstanding principal balance of the Note (including PIK Interest), plus any accrued but unpaid interest.

Information Concerning the Trustee

The Trustee, other than during the occurrence and continuance of an event of default under the Indenture, undertakes to perform only those duties as are specifically set forth in the Indenture. Upon an event of default under the Indenture, the Trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Trustee is under no obligation to exercise any of the powers given it by the Indentures at the request of any Holder unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Michael K. Guttau, one of our a Series A Directors, serves as the Chief Executive Officer and Chairman of the Board of the Trustee.  In addition, Mr. Guttau is the principal owner of stock in the Trustee.  Under the Trust Indenture Act of 1940, with this level of affiliation, if we default on the Notes and the Trustee has to pursue collection, and at that time Mr. Guttau is a director, then Mr. Guttau will either have to resign from service on our Board of Directors, or the Trustee will have to resign as trustee of the Notes and a successor trustee will need to be appointed.

Payment and Paying Agents

We will make payment of the interest on the Notes on any interest payment date to the person in whose name the Notes are registered at the close of business on the regular record date for the interest.  We will pay principal of and any premium and interest on the Notes by check, which we will mail to the Holder. We will designate our corporate office in the State of Iowa as our sole paying agent for payments with respect to the Notes.

All money we pay to a paying agent or the Trustee for the payment of the principal of or any premium or interest on the Notes that remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder thereafter may look only to us for payment thereof.

~~Pursuant to the terms of~~Under the Credit Agreement, we are not permitted to make principal or interest payments on the Notes in advance of maturity and payment in full of our obligations under the Credit Agreement.  Purchasers of Notes should anticipate that all payments will be made through PIK Interest.

Governing Law

The Indenture and Notes are governed by and construed in accordance with the laws of the State of Iowa, except to the extent that the Trust Indenture Act is applicable.

Subordination of the Notes

The Notes are unsecured and subordinate and junior in priority of payment to our senior indebtedness, including our obligations under the Credit Agreement.  The Notes and Indenture do not limit the amount of subordinated debt securities that we may issue~~. They also~~, nor do ~~not~~they limit us from issuing any other secured or unsecured debt.  The Notes are equal in priority to all of our subordinated indebtedness, including the Convertible Debt, the Holdings ~~Term Note, the Holdings~~ Revolving Note~~, the Bridge Loan~~ and the ~~note issued in favor of the IDED in the aggregate amount of $143,000.~~IDED note.

~~Pursuant to the terms of~~Under the Credit Agreement, we are not permitted to make principal or interest payments on the Notes in advance of maturity and payment in full of our obligations under the Credit Agreement.  Purchasers of Notes should anticipate that all payments will be made through PIK Interest.

The Notes are Subject to the Trustee Subordination Agreement and the Trustee Intercreditor Agreement

The Notes are subject to the terms and conditions of the Trustee Subordination Agreement and the Trustee Intercreditor Agreement.  Neither the Trustee nor any Holder may take any action in violation of such agreements, and neither the Trustee nor any Holder may take any action that would cause ~~the Company~~us to be in default under the Trustee Subordination Agreement or the Trustee Intercreditor Agreement.

Series A Units

The terms of the Units are governed by our Articles of Organization filed with the Iowa Secretary of State on March 28, 2005 (the “Articles”) and our Operating Agreement.  Under the terms of our Operating Agreement, Members may receive distributions when and as determined by our Board, and allocations of our profits and losses are made based upon each Member’s proportionate ownership of our Units (regardless of which Series the Units are).  The Articles and the Operating Agreement provide that we are managed by managers (our Board), and not by the Members.  Our Board is comprised of seven Directors, and the Board is empowered to do all things required to manage our affairs, subject to any specific voting rights vested in the Members.  The Series B Member has the right to elect the number of Directors out of those seven directorships equal to the proportion of Series B Units held as compared to the number of all outstanding Units (this provision presently entitles the Series B Member to elect two Directors), and the Series B Member retains the right to always elect at least one Director.  The Series C Member has the right to elect one Director.  If Series U Units are issued under the ~~Term~~Holdings Note, the Series U Member has the right to elect up to four of the seven Directors, as further described below.  The Series A Members have the right to elect the balance of the Directors not elected by the Series B, Series C and Series U Members (presently the Series A Members may elect four Directors); however, the terms of the directorships elected by the Series A Members are staggered such that only one Series A Director may be elected each year.  Staggering the terms of the Series A Directors, in addition to the rights of the Series B Member, the Series C Member and the Series U Member (if Series U Units are issued) to elect certain directorships, means that Series A Members could only change the control of us through electing all four Series A Directors, which would take four years.

In addition to the special voting rights afforded the holders of Series B, Series C and Series U Units described below, holders of Units possess the following voting rights: (i) Series A Members elect the Series A Directors by majority vote; (ii) all Members must approve, by a majority vote, any Board decision to (A) cause or permit us to engage in an activity which is inconsistent with our purposes, (B) engage in an activity which would act in contravention of the Operating Agreement or make it impossible to carry on our business, or (C) possess our property or assign our property for other than our purposes; and (iii) 66 2/3% of all Members must approve: (W) the merger, consolidation, sale or disposal of all or substantially all of our property, (X) our election to be treated as a corporation for tax purposes, (Y) our acquisition of securities from a Director or lending of money to a Director, or (Z) our dissolution. Each Unit entitles the holder one vote on any matter.

The holder of the Series B Units must approve: (i) the creation or issuance of additional Series B Units or an additional series of Units having rights senior to those of the Series B Member, (ii) an amendment to the Operating Agreement which would adversely affect the Series B Member’s rights, (iii) changing our status from manager-managed to Member-managed (or vice versa), (iv) the redemption of the Series B Units, (v) our voluntary bankruptcy, or (vi) a transfer or issuance of Units (A) which results in either the transferee holding more than 17% of the outstanding Units or (B) to a direct competitor of the Series B Member.  The foregoing special voting rights of the Series B Member must remain in effect for so long as ~~the original Series B Member,~~ Bunge~~,~~ remains a holder of Series B Units; except that after May 11, 2011, Bunge and its affiliates may sell up to 15% of the originally-purchased Series B Units per year, but once Bunge and its affiliates hold 25% or less of the originally-purchased Series B Units, such Units ~~shall~~will be automatically converted to Series A Units.  Additionally, any Series B Units transferred from Bunge and its affiliates ~~shall~~will be automatically converted into Series A Units upon transfer, except that the foregoing conversion provisions do not apply to transfers of Series B Units among Bunge and its affiliates.  Holders of Series B Units have the preemptive right to purchase their pro-rata share of any new securities we propose to sell, and Bunge has consented to the terms of this offering.

The holder of the Series C Units must approve: (i) the creation or issuance of additional Series C Units or additional series of Units having rights senior to those of the Series C Member, (ii) an amendment to the Operating Agreement which would adversely affect the Series C Member’s rights, and (iii) the redemption of the Series C Units.  Series C Units transferred from the original Series C Member, ICM, and its affiliates shall be automatically converted into Series A Units upon transfer, and if ICM and its affiliates hold less than 833 Units, all Series C Units ~~shall~~will be automatically converted into Series A Units, except such conversion provision does not apply to any transfers of Series C Units among ICM and its affiliates.

To the extent that we issue Series U Units ~~pursuant~~under to the ~~Series U Agreement~~Holdings Note, the Operating Agreement provides if Bunge or any of its Affiliates (collectively, “Bunge Parties”) is the holder of any Series U Units, Bunge has the right to elect one Director plus such additional number of Directors determined in the following manner: (i) during such time as the total number of Series B Units, Series U Units and any other Units owned by Bunge Parties equals or exceeds 30%, but is less than 57%, of the total number of Units then outstanding, Bunge may elect one additional Director, (ii) during such time as the total number of Series B Units, Series U Units and any other Units owned by Bunge equals or exceeds 57%, but is less than 71%, of the total number of Units then outstanding, Bunge may elect two additional Directors, (iii) during such time as the total number of Series B Units, Series U Units and any other Units owned by Bunge equals or exceeds 71%, but is less than 86%, of the total number of Units then outstanding, Bunge may elect three additional Directors, and (iv) during such time as the total number of Series B Units, Series U Units and any other Units owned by Bunge equals or exceeds 86% of the total number of Units then outstanding, Bunge may elect four additional Directors.

Furthermore, any Member holding Series U Units (other than Bunge) has the right to elect that number of Directors determined in the following manner: (i) during such time as the total number of Series U Units owned by such Member equals or exceeds 20%, but is less than 40%, of the total number of Units then outstanding, such Member may elect one Director, (ii) during such time as the total number of Series U Units owned by such Member equals or exceeds 40%, but is less than 60%, of the total number of Units then outstanding, such Member may elect two Directors, (iii) during such time as the total number of Series U Units owned by such Member equals or exceeds 60%, but is less than 80%, of the total number of Units then outstanding, such Member may elect three Directors, and (iv) during such time as the total number of Series U Units owned by such Member equals or exceeds 80% of the total number of Units then outstanding, such Member may elect four directors.  Directors elected by any holder of Series U Units (“Series U Directors”) shall hold office indefinitely until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of any such Series U Director.

Our Units may not be transferred except with the approval of the Board and upon compliance with the conditions provided in the Operating Agreement, as summarized above under “Transferability.”

The ~~Series C~~ICM Equity Agreement ~~and the Term Note provide~~provides that the holder of Series C Units ~~and the holder of Series U Units (if issued) have~~has the right to purchase their pro-rata share of any Units issued by us, and the Holdings Equity Agreement provides that Bunge has the right to purchase its pro-rata share (based on the holdings of Bunge and its affiliates) of any Units issued by us.  Furthermore, the Operating agreement provides that the holders of Series B Units and Series U Units have the right to purchase their pro-rata share of any New Securities (as defined below) issued by us.  “New Securities” are Series A Units, and rights, options, or warrants to purchase Series A Units, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Series A Units.  ICM and Bunge have consented to this offering and do not intend to purchase any Notes.

DESCRIPTION OF BUSINESS

General

~~We were formed in 2005 to develop and operate the~~Our Facility~~, which~~ processes approximately 39.3 million bushels of corn per year into 110 million gallons of denatured fuel grade ethanol, 300,000 tons of DDGS and 50,000 tons of WDGS.  We also recently installed and produce corn oil as part of our production process. Our Facility is located in Pottawattamie County in southwestern Iowa.  It is near two major interstate highways, within a half a mile of the Missouri River and will have access to five major rail carriers.  This location is in close proximity to raw materials and product market access.  The Facility receives corn and chemical deliveries primarily by truck and rail delivery.  The site has access to water from ground wells and from the Missouri river.

Rail Access

We own a six mile loop railroad track for rail service to our Facility.  Our track comes off the Council Bluffs Energy Center line where interstate I-29 crosses and proceeds south along the east side of Pony Creek.  The track terminates in a loop-track south of the Facility, which accommodates 100 car trains.  We entered into an Industrial Track Agreement with CBEC Railway, Inc. (the “Track Agreement”), which governs our use of the loop railroad and requires, among other things, that we maintain the loop track.

We ~~entered into a Railcar Sublease Agreement (“Railcar Sublease Agreement”) with Bunge for the sub-lease of 320 ethanol cars and 300 DDGS cars to be used in the delivery and marketing of ethanol and DDGS.  We are responsible for all maintenance and mileage charges as well as the monthly lease expense and certain railcar modification expenses.   The Railcar Sublease Agreement will terminate upon the expiration of all railcar leases.  In 2009, we agreed to lease back 100 DDGS cars to Bunge with an initial lease term of three years under the agreement.We executed~~are a party to an Amended and Restated Railcar Lease Agreement (“Railcar Agreement”) with Bunge for the sublease of 325 ethanol cars and 300 hopper cars which ~~will be~~are used for the delivery and marketing of our ethanol and Distillers Grains.  Under the Railcar Agreement, we sublease railcars for terms lasting 120 months and continuing on a month to month basis thereafter. The Railcar Agreement will terminate upon the expiration of all railcar subleases.  ~~The Railcar Agreement reflects changes as a result of Bunge’s purchase and sale/leaseback of railcars from a new railcar equipment lessor other than contemplated in the Railcar Sublease Agreement.~~

Employees

We had ~~63~~65 full time employees as of December 31, ~~2009.~~2010.  We are not subject to any collective bargaining agreements and we have not experienced any work stoppages.  Our management considers our employee relationships to be favorable.

Principal Products

The principal products we produce are ethanol and Distillers Grains.

Ethanol

Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains, which can be used as: (i) an octane enhancer in fuels; (ii) an oxygenated fuel additive for the purpose of reducing ozone and carbon monoxide vehicle emissions; and (iii) a non-petroleum-based gasoline substitute.  More than 99% of all ethanol produced in the United States is used in its primary form for blending with unleaded gasoline and other fuel products.  The principal purchasers of ethanol are generally wholesale gasoline marketers or blenders.  We produced ~~55.7~~110.6 million gallons of ethanol for the year ended September 30, ~~2009~~2010 (“Fiscal ~~2009~~2010”), comprising approximately ~~83~~84% of our revenue.

Distillers Grains

The principal co-product of the ethanol production process is Distillers Grains, a high protein, high-energy animal feed supplement primarily marketed to the dairy and beef industry.  Distillers Grains contain by-pass protein that is superior to other protein supplements such as cottonseed meal and soybean meal.  By-pass proteins are more digestible to the animal, thus generating greater lactation in milk cows and greater weight gain in beef cattle.  We produce two forms of Distillers Grains at our Facility: WDGS and DDGS.  WDGS are processed corn mash that has been dried to approximately 50% moisture.  WDGS have a shelf life of approximately seven days and are often sold to nearby markets.  DDGS are processed corn mash that has been dried to

~~7~~20

approximately 10% to 12% moisture.  It has a longer shelf life and may be sold and shipped to any market regardless of its location in relation to our Facility.  We sold ~~156,600~~302,223 tons of ~~WDGS~~DDGS in Fiscal ~~2009,~~2010, representing approximately ~~17~~16% of our revenue.

Corn Oil

           We recently installed and are in production of an ICM corn oil extraction system.  This system separates corn oil from the post-fermentation syrup stream as it leaves the evaporators of the ethanol plant. The corn oil is then routed to storage tanks, and the remaining concentrated syrup is routed to the plant’s syrup tank. Corn oil can be marketed as either a feed additive or a biodiesel feedstock.  The amount of corn oil we will produce will be determined after the system is fully operational.

Principal Product Markets

As described below in “Distribution Methods,” we market and distribute all of our corn oil, ethanol and Distillers Grains through a professional third party marketer.  Our ~~ethanol and Distillers Grains~~ marketer makes all decisions with regard to where our products are marketed, which are primarily sold in the domestic market~~, however~~.  However, as U.S. production of ethanol and Distillers Grains continue to expand, we anticipate increased international sales of ~~our~~those products.  Currently, approximately ~~25~~90% of our Distillers Grains are exported outside of the continental U.S.  Management anticipates that demand for Distillers Grains in the Asian market may increase demand for Distillers Grains in the future.  As Distillers Grains become more accepted as an animal feed substitute throughout the world, exporting may increase.

Distribution Methods

In 2009, Bunge became the exclusive purchaser of our ethanol pursuant to an Ethanol Purchase Agreement (the “Ethanol Agreement”).  Bunge markets our ethanol in national, regional and local markets.  Under the Ethanol Agreement, we sell Bunge all of the ethanol produced at the Facility, and Bunge purchases the same, up to the Facility’s nameplate capacity of 110,000,000 gallons a year.  We pay Bunge a per-gallon fee for ethanol sold by Bunge under the Ethanol Agreement, subject to a minimum annual fee of $750,000 and adjustments according to specified indexes after three years.  The initial term of the Ethanol Agreement runs until August 19, 2012 and it will automatically renew for successive three-year terms unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.

We entered into a Distillers Grain Purchase Agreement dated October 13, 2006 (“DG Agreement”) with Bunge, under which Bunge is obligated to purchase from us and we are obligated to sell to Bunge all Distillers Grains produced at our Facility.  If we find another purchaser for Distillers Grains offering a better price for the same grade, quality, quantity, and delivery period, we can ask Bunge to either market directly to the other purchaser or market to another purchaser on the same terms and pricing.

The initial term of the DG Agreement runs until February 1, 2019, and will automatically renew for additional three year terms unless one party provides the other party with notice of election to not renew 180 days or more prior to expiration.  Under the DG Agreement, Bunge pays us a purchase price equal to the sales price minus the marketing fee and transportation costs.  The sales price is the price received by Bunge in a contract consistent with the DG Marketing Policy or the spot price agreed to between Bunge and us. Bunge receives a marketing fee consisting of a percentage of the net sales price, subject to a minimum yearly payment of $150,000.  Net sales price is the sales price less the transportation costs and rail lease charges.  The transportation costs are all freight charges, fuel surcharges, and other accessorial charges applicable to delivery of Distillers Grains.  Rail lease charges are the monthly lease payment for rail cars along with all administrative and tax filing fees for such leased rail cars.

Pursuant to a Corn Oil Agency Agreement (the “Corn Oil Agreement”), effective as of November 12, 2010, between us and Bunge, we will exclusively use Bunge to market the corn oil produced at the Facility.  For its efforts in marketing our corn oil, we will pay Bunge a marketing fee based on the amount of corn oil sold; provided, however, that at such times as the amount outstanding under the Holdings Revolving Note equal or exceed $1,000,000, we will pay Bunge a higher marketing fee based on the amount of corn oil sold.  Beginning on the third anniversary of the effective date of the Corn Oil Agreement, the marketing fee paid will be adjusted based on the change in a specified formula.

Description of Dry Mill Process

Our Facility produces ethanol by processing corn.  The corn is received by semitrailer truck (or railcar if needed), and is weighed and stored in a receiving building. It is then transported to a scalper to remove rocks and debris before being conveyed to storage bins. Thereafter, the corn is transported to a hammer mill or grinder where it is ground into a mash and conveyed into a tank for processing.  We add water, heat and enzymes to break the ground corn into a fine liquid.  This liquid is heat sterilized and pumped to a tank where other enzymes are added to convert the starches into glucose sugars.  Next, the liquid is pumped into fermenters, where yeast is added, to begin a 55 to 60 hour batch fermentation process.  A distillation process divides the alcohol from the corn mash.  The alcohol which exits the distillation process is then partially dried.  The resulting 200 proof alcohol is pumped into storage tanks.  Corn mash from the distillation process is then pumped into one of several centrifuges.  Water from the centrifuges is dried into a thick syrup.  We then separate corn oil from the post-fermentation syrup stream as it leaves the evaporators of the ethanol plant. The corn oil is then routed to storage tanks, and the remaining concentrated syrup is routed to the plant’s syrup tank.  The solids that exit the centrifuge or evaporators are called wet cake and are conveyed to dryers. Corn mash is added to the wet cake as it enters the dryer, where moisture is removed.  This process produces Distillers Grains.

Raw Materials

Corn Requirements

Ethanol can be produced from a number of different types of grains and waste products.  However, approximately 90% of ethanol in the United States today is produced from corn.  The cost of corn is affected primarily by supply and demand factors such as crop production, carryout, exports, government policies and programs, risk management and weather.  With the volatility of the commodity markets, we cannot predict the future price of corn.

Our Facility needs approximately 39.3 million bushels of corn per year, or approximately 108,000 bushels per day, as the feedstock for its dry milling process.  During ~~the~~ Fiscal ~~2009,~~2010, we purchased ~~19.4~~40.85 million bushels of corn, which was obtained primarily from local markets.  To assist in our securing the necessary quantities of grain for our plant, we entered into a Grain Feedstock Supply Agreement dated December 15, 2008 (the “Supply Agreement”) with AGRI-Bunge, LLC (“AB”), an entity affiliated with Bunge.  Under the Supply Agreement, AB ~~agreed to provide~~provides us with all of the corn we need to operate our ethanol plant, and we ~~have~~ agreed to only purchase corn from AB.  AB provides grain originators who work at the Facility for purposes of fulfilling its obligations under the Supply Agreement.  We pay AB a per-bushel fee for corn procured by AB, subject to a minimum annual fee of $675,000 and adjustments according to specified indexes after three years.  The term of the Supply Agreement is ten years, subject to earlier termination upon specified events.  ~~The Supply Agreement suspends the operation of the Agency Agreement entered into by us and AB on October 13, 2006, as amended December 15, 2008 (the “Agency Agreement”).  While we have not applied for a grain dealer’s license, if we do, the operation of the Supply Agreement will terminate and the Agency Agreement will be reinstated.~~

The price and availability of corn are subject to significant fluctuations depending upon a number of factors which affect commodity prices in general, including crop conditions, weather, governmental programs and foreign purchases.

Energy Requirements

The production of ethanol is a very energy intensive process which uses significant amounts of electricity and a supply of a heat source.  About 34,000 BTUs of energy are required to produce a gallon of ethanol when we dry 100% of our Distillers Grains under ICM’s performance standards.  It is our goal to operate the plant as efficiently as possible, reducing the amount of energy consumed per gallon of ethanol produced.  Additionally, water supply and quality are important considerations.

Steam

Unlike most ethanol producers in the United States which use natural gas as their primary energy source, our primary energy source is steam.  ~~Utilizing steam makes us more competitive, as it is anticipated that under certain energy market conditions our energy costs will be lower than natural gas fired plants~~Based on our steam usage to date, it appears that utilizing steam is more efficient than using natural gas as an energy source, but it may not be less costly.  MidAm provides the steam required by us, up to 475,000 pounds per hour.  The Steam Contract remains in effect until February 1, 2019.  During Fiscal ~~2009,~~2010, we purchased approximately ~~619,445~~2,332,807 MMBTUs of steam.

Natural Gas

Although steam is our primary energy source and typically will account for around 85% of our energy usage, we have installed two natural gas back-up boilers for use when our steam service is temporarily unavailable.  Natural gas is also needed for incidental purposes.  Natural gas prices have historically fluctuated with the energy complex in general.  Natural gas prices have trended lower this fiscal year as a result of the drop in crude oil prices and based on anticipated increases in supply relative to demand.  We do not expect natural gas prices to remain steady in the near future.  We have entered into a natural gas supply agreement with Constellation Energy for our long term natural gas needs.  During ~~the~~ Fiscal ~~2009,~~2010, we purchased ~~1,081,016~~582,494 MMBTUs of natural gas.  ~~During the Fiscal 2009, we used more natural gas than steam because MidAm went through their biannual shutdown during the spring of 2009, forcing us to use natural gas.~~

Electricity

Our Facility requires a large continuous supply of electrical energy.  We purchased 71,419 ~~kilowatts~~Mkilowatts of electricity in Fiscal 2009 from MidAm under an Electric Service Contract (“Electric Contract”).  We agreed to pay (i) a per meter service charge, (ii) a demand charge which has a rate for the Summer and a different rate for the Winter (iii) a reactive demand charge at a per kVAR rate of reactive demand in excess of 50% of billing demand, (iv) an energy charge ranging from $0.03647 to $0.01837 per kilowatt hour, depending on the amount of usage and season, (v) tax adjustments, (vi) AEP and energy efficiency cost recovery adjustments, and (vii) a CNS capital additions tracker.  These rates only apply to the primary voltage electric service provided under the Electric Contract.  The electric service will continue at these prices through December 2011, but in any event will terminate on June 30, 2012.

Water

We require a significant supply of water.  Much of the water used in an ethanol plant is recycled back into the process. There are, however, certain areas of production where fresh water is needed.  Those areas include boiler makeup water and cooling tower water.  Boiler makeup water is treated on-site to minimize all elements that will harm the boiler and recycled water cannot be used for this process.  Cooling tower water is deemed non-contact water (it does not come in contact with the mash) and, therefore, can be regenerated back into the cooling tower process.  The makeup water requirements for the cooling tower are primarily a result of evaporation.  Much of the water is recycled back into the process, which minimizes the effluent.  Our Facility’s fresh water requirements are approximately 1,000,000 gallons per day.  Our water requirements are supplied through three ground wells which are permitted to produce up to 2,000,000 gallons of water per day, and we can access water from the Missouri River.

Our Competition

Domestic Ethanol Competitors

The ethanol we produce is similar to ethanol produced by other plants. The RFA reports that as of December 2010, current U.S. ethanol production capacity is 14.07 billion gallons per year, of which 13.51 billion gallons of annual production capacity is in operation and .56 billion gallons of product annual capacity is under construction or expansion. On a national level there are numerous other production facilities with which we are in direct competition, many of whom have greater resources and experience than we have. Some of our competitors are, among other things, capable of producing a significantly greater amount of ethanol or have multiple ethanol plants that may help them achieve certain benefits that we could not achieve with one ethanol plant. The largest ethanol producers in the U.S. include Abengoa Bioenergy Corp., Archer Daniels Midland Company, Cargill, Incorporated, Flint Hills Resources, LP, Green Plains Renewable Energy, Inc., POET, LLC and Valero Renewable Fuels. Producers of this size may have an advantage over us from economies of scale and negotiating position with purchasers.  Further, new products or methods of ethanol production developed by larger and better-financed competitors could provide them competitive advantages over us and harm our business.

Foreign Ethanol Competitors

We also face competition from foreign producers of ethanol and such competition may increase significantly in the future. Large international companies with much greater resources than ours have developed, or are developing, increased foreign ethanol production capacities. Brazil is the world’s second largest ethanol producer. Brazil makes ethanol primarily from sugarcane, a process which has historically been lower cost than producing ethanol from corn. This is due primarily to the fact that sugarcane does not need to go through the extensive cooking process to convert the feedstock to sugar. Several large companies produce ethanol in Brazil, including Bunge who, according to the Biofuels Digest, is one of the largest ethanol producers in Brazil. Another example of a large company producing ethanol in Brazil is Royal Dutch Shell, who recently announced that it intends to form a joint venture with Cosan, Brazil’s largest ethanol producer, which when completed will be one of the world’s largest ethanol producers.

The Caribbean region is also eligible for tariff reduction or elimination upon importation to the United States under a program known as the Caribbean Basin Initiative. Large multinational companies have expressed interest in building dehydration plants in participating Caribbean Basin countries, such as El Salvador, which would convert ethanol into fuel-grade ethanol for shipment to the United States. Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol though transportation and infrastructure constraints may temper the market impact on the United States.

Other Competition

Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development by ethanol and oil companies. Ethanol production technologies continue to evolve, and changes are expected to occur primarily in the area of ethanol made from cellulose obtained from other sources of biomass such as switchgrass or fast growing poplar trees. Because our plant is designed as single-feedstock facilities, we have limited ability to adapt the plants to a different feedstock or process system without additional capital investment and retooling.

Competition for Corn

Competition for corn supply from other ethanol plants and other corn consumers exists in all areas and regions in which our plants operate. According to RFA, as of December, 2010, there were 40 operational ethanol plants in Iowa. The plants are concentrated, for the most part, in the northern and central regions of the state where a majority of the corn is produced. The existence and development of other ethanol plants, particularly those in close proximity to our plant, will increase the demand for corn that may result in higher costs for supplies of corn.

We compete with other users of corn, including ethanol producers regionally and nationally, producers of food and food ingredients for human consumption (such as high fructose corn syrup, starches, and sweeteners), producers of animal feed and industrial users. According to the United States Department of Agriculture (“USDA”), for 2010: 3.7 billion bushels of U.S. corn was used in ethanol production, with 1.3 billion bushels being used in food and other industrial uses, and 2.0 billion bushels used for export.  As of November 9, 2010, the USDA increased the forecast of the amount of corn to be used for ethanol production during the current marketing year (2010-11).  The forecast, which estimates that a total of 4.8 billion bushels of corn will be used in the production of corn ethanol, is approximately 928 million bushels more than used in that category last year.

Patents, Trademarks, Licenses, Franchises and Concessions

SIRE®, our logos, trade names and service marks used in this Prospectus are our property.  We were granted a license by ICM to use certain ethanol production technology necessary to operate our Facility.

Hedging Transactions

In order to protect the price of our inputs, namely corn, we enter into hedging transactions that are designed to limit our exposure to increases in the price of corn and manage ethanol price fluctuations.  Our ability to adequately hedge against corn price volatility is limited to the extent we have working capital available.

Dependence on One or a Few Major Customers

As discussed above, we have marketing agreements with Bunge for the purpose of marketing and distributing our principal products.  We rely on Bunge for the sale and distribution of all of our products and are highly dependent on them.  We do not currently have the ability to market our corn oil, ethanol and Distillers Grains internally should Bunge be unable to market these products at acceptable prices.  We anticipate that we would be able to secure alternate marketers should Bunge fail, however, a loss of the marketer could significantly harm our financial performance.

Principal Supply & Demand Factors—Ethanol

Generally

Ethanol prices ~~fell over the final quarter of Fiscal 2009~~have increased during the three months ending December 31, 2010 as a direct response to ~~falling~~increasing corn prices.  Management currently expects ethanol prices will continue to be directly related to the price of corn.  Management believes the industry will need to grow both product delivery infrastructure and demand for ethanol in order to increase production margins in the near and long term.  According to ~~the Renewable Fuel Association as of March 2, 2010, there were 13.52 billion gallons of nameplate capacity installed of which 12.37~~Ethanol Producer Magazine, there were 211 ethanol plants in operation in the United States with the capacity to produce 14.2 billion gallons of ethanol annually as of October 18, 2010.  An additional 5 plants are under construction or expanding, which could add an additional estimated .4 billion gallons of annual production capacity ~~was in operations.  An additional 1.05 billion gallons were under construction or expansion.~~  .    Unless the new supply of ethanol is equally met with ethanol demand, downward pressure on ethanol prices could continue.

Management believes that it is important that ethanol blending capabilities of the gasoline market be expanded in order to increase demand for ethanol.  Recently, there has been increased awareness of the need to expand ethanol distribution and blending infrastructure, which would allow the ethanol industry to supply ethanol to markets in the United States that are not currently blending ethanol.

VEETC

The profitability of the ethanol industry is impacted by federal ethanol supports and tax incentives, such as the VEETC blending credit.  VEETC is a volumetric ethanol excise tax credit, which gasoline distributors apply for.  Based on volume, the VEETC allows greater refinery flexibility in blending ethanol since it makes the tax credit available on all ethanol blended with gasoline, diesel and ethyl tertiary butyl ether, including ethanol in E85.  Under provisions of the 2008 Farm Bill, the tax credit under VEETC has dropped to 45 cents per gallon of pure ethanol and 38 cents per gallon of E85.  The VEETC is scheduled to expire on December 31, ~~2010.~~2011. A number of bills have been introduced in the Congress to extend ethanol tax credits, including some bills that would make the ethanol tax credits permanent. There can be no assurance, however, that such legislation will be enacted.

RFS

Significant federal legislation which impacts ethanol demand includes the 2005 Act and the 2007 Act.  The 2005 Act created the RFS, which was designed to favorably impact the ethanol industry by enhancing both the production and use of ethanol.  The RFS is a national program that does not require that any renewable fuels be used in any particular area or state, allowing refiners to use renewable fuel blends in those areas where it is most cost-effective.  The 2007 Act amended several components of the RFS, requiring (i) the fuel refining industry as a whole (including refiners, blenders and importers) to use 15.2 billion gallons of renewable fuels by 2012 and 36 billion gallons by 2022; (ii) advanced biofuel (renewable fuel derived from corn starch other than ethanol and encompassing cellulosic biofuel and biomass-based diesel), cellulosic biofuel and biomass-based diesel to be used in addition to conventional biofuel (ethanol); (iii) in 2012, the use of 13.2 billion gallons of ethanol, two billion gallons of advanced biofuel, 0.5 billion gallons of cellulosic biofuel, and one billion gallons of biomass-based diesel, for a total of 15.2 billion gallons of renewable fuel; and (v) by 2015, usage of 15 billion gallons of ethanol, excluding advanced biofuel.

The 2007 Act also requires facilities beginning operations after its enactment to operate with at least a 20% reduction in lifecycle greenhouse gas emissions compared to gasoline. In the event the EPA determines this size of reduction is not feasible, it may reduce the required reduction, but in no event will a new plant be allowed to operate at less than a 10% reduction in lifecycle greenhouse gas emissions.  We believe that our use of steam as our primary energy source reduces our emissions, as compared to other ethanol plants which utilize natural gas or coal as their primary heat source.

The ethanol industry’s rapid expansion could yield more ethanol than the RFS requirements depending on how quickly idle capacity is brought back online, when under construction capacity begins producing and other factors. This means the ethanol industry must continue to generate demand for ethanol beyond the minimum floor set by the RFS in order to support current ethanol prices.  We are dependent on Bunge’s ability to market the ethanol in this competitive environment.

State Initiatives

In 2006, Iowa enacted legislation promoting the use of renewable fuels in Iowa.  One of the most significant provisions of the Iowa renewable fuels legislation is a renewable fuels standard encouraging 10% of the gasoline sold in Iowa to consist of renewable fuels.  This renewable fuels standard increases incrementally to 25% of the gasoline sold in Iowa by 2019.  Additionally, certain plants located in Nebraska that were in production on June 30, 2004 are eligible for state incentives, which authorize a producer to receive up to $2.8 million of tax credits per year for up to eight years.  While we cannot qualify for these incentives, they do provide an economic advantage to some of our competitors.

E85

Demand for ethanol has been affected by moderately increased consumption of E85 fuel. E85 fuel is a blend of 85% ethanol and 15% gasoline. According to the Energy Information Administration, E85 consumption is projected to increase from a national total of 11 million gallons in 2003 to 65.9 billion gallons in 2025. E85 can be used as an aviation fuel, as reported by the National Corn Growers Association, and as a hydrogen source for fuel cells. According to the ~~Renewable Fuels Association~~United States Department

of Energy (the “USDOE”), there are currently more than ~~seven~~eight million flexible fuel vehicles capable of operating on E85 in the United States and automakers such as Ford and General Motors have indicated plans to produce several million more flexible fuel vehicles per year.  The ~~National Ethanol Vehicle Coalition~~USDOE reports that there were approximately ~~1,934~~1,900 retail gasoline stations supplying E85 as of ~~October 18, 2009.~~November 1, 2010.  While the number of retail E85 suppliers has increased each year, this remains a relatively small percentage of the total number of U.S. retail gasoline stations, which is approximately 170,000.  In order for E85 fuel to increase demand for ethanol, it must be available for consumers to purchase it.  As public awareness of ethanol and E85 increases along with E85’s increased availability, management anticipates some growth in demand for ethanol associated with increased E85 consumption.  As of October 13, 2010, the EPA released the decision to allow the use of E85 in  2007 and later vehicles contingent on final approval (later) of a “Misfueling Mitigation Program” and certain other conditions.  The EPA also indicated that it would soon complete its technical review of vehicles from 2001-2006, but that it would deny approval on older vehicles, and also on vehicles other than cars and light-duty trucks.

E15

Recently, the United States Environmental Protection Agency granted a waiver request application to permit the use of E15, gasoline which is blended at a rate of 15% ethanol and 85% gasoline, in “light-duty vehicles” manufactured in the model year 2001 and newer, once certain conditions are fulfilled.  “Light-duty vehicles” include cars, light-duty trucks and medium-duty passenger vehicles.  It is important to remember that there are a number of additional steps that must be completed – some of which are not under EPA control – to allow the sale and distribution of E15. These include, but are not limited to, submission of a complete E15 fuels registration application by industry, and changes to some states’ laws to allow for the use of E15.  Our management believes that many gasoline retailers may refuse to provide E15 due to the fact that not all standard vehicles will be allowed to use E15 and due to the labeling requirements the EPA may impose. The EPA is considering instituting labeling requirements associated with E15 which may unfairly discourage consumers from purchasing E15.  As a result, the approval of E15 may not significantly increase demand for ethanol.

Cellulosic Ethanol

Discussion of cellulose-based ethanol continues to increase. Cellulose is the main component of plant cell walls and is the most common organic compound on earth.  Cellulose is found in wood chips, corn stalks and rice straw, among other common plants. Cellulosic ethanol is ethanol produced from cellulose, and currently, production of cellulosic ethanol is in its infancy.  It is technology that is as yet unproven on a commercial scale.  However, several companies and researchers have ~~commenced~~undertaken pilot projects to study the feasibility of commercially producing cellulosic ethanol.  If this technology can be profitably employed on a commercial scale, it could potentially lead to ethanol that is less expensive to produce than corn-based ethanol, especially if corn prices remain high.  Cellulosic ethanol may also capture more government subsidies and assistance than corn-based ethanol.   Provisions of the RFS are intended to accelerate production of cellulosic ethanol.  This could decrease demand for our product or result in competitive disadvantages for our ethanol production process.

Recent legislation, such as the American Recovery and Reinvestment Act of 2009 and the 2007 Act, provide numerous funding opportunities in support of cellulosic ethanol. In addition, the amended RFS mandates an increasing level of production of biofuels which are not derived from corn. These policies suggest an increasing policy preference away from corn ethanol and toward cellulosic ethanol. The profitability of ethanol production depends heavily on federal incentives. The loss or reduction of incentives from the federal government in favor of corn-based ethanol production may reduce our profitability.

Local Production

Because we are located on the border of Iowa and Nebraska, and because ethanol producers generally compete primarily with local and regional producers, the ethanol producers located in Iowa and Nebraska presently constitute our primary competition.  According to the Iowa Renewable Fuels Association, in ~~2009,~~2010, Iowa had 41 ethanol refineries in production with nearly 3.3 billion gallons of capacity.  There ~~were two~~was one additional ethanol ~~refineries~~refinery under construction in Iowa as of ~~March 2,~~October, 2010.  If ~~these plants are~~this plant is completed, it is anticipated ~~they~~it will add ~~277 million~~275,000 gallons of new ethanol production capacity annually in Iowa.  According to the Nebraska Ethanol Board, there are currently ~~23~~24 existing ethanol plants in Nebraska, and one plant under construction.  Additionally, certain plants located in Nebraska are eligible for state incentives, which authorize a producer to receive up to $2.8 million of tax credits per year for up to eight years.  Those producers qualifying for this incentive have a competitive advantage over us.

Principal Supply & Demand Factors—Distillers Grains

~~DDGS prices fell over the final quarter of fiscal 2009 primarily due to the mild weather conditions (resulting in less pasture burnout) in the Midwest.~~  In North America, over 80% of DDGS are used in ruminant animal diets, and are also fed to poultry and swine.  Every bushel of corn used in the dry grind ethanol process yields approximately 17 pounds of DDGS, which is an excellent source of energy and protein for livestock and poultry.  Introducing DDGS into a feed ration for these animals can reduce the total feed cost from 3 to 10%.

Management expects that ~~DDGS~~Distillers Grains prices will continue to ~~track~~increase slightly in the foreseeable future as the supply increases (the result of increased ethanol production), with the poor state of the economy and higher corn prices.  Management believes ~~that as corn prices increase, DDGS will continue to gain a larger share of domestic feed rations, with pricing trending upwards, approaching nutritional value.  In addition, management expects more export markets to adopt DDGS in feed rations, resulting in price increases in the short term.~~  DDGSs will trade with a 75% to 80% value to corn.

Regulatory Environment

Governmental Approvals

Ethanol production involves the emission of various airborne pollutants, including particulate matters, carbon monoxide, oxides of nitrogen, volatile organic compounds and sulfur dioxide.  Ethanol production also requires the use of significant volumes of water, a portion of which is treated and discharged into the environment.  We are required to maintain various environmental and operating permits, as discussed below.  Even though we have successfully acquired the permits necessary for our operations, any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations.  In addition, although we do not presently intend to do so, if we sought to expand the Facility’s capacity in the future, we would likely be required to acquire additional regulatory permits and could also be required to install additional pollution control equipment.  We are in the process of applying for a minor permit which will be less restrictive on our operations when switching from steam to natural gas.

Our failure to obtain and maintain the permits discussed below or other similar permits which may be required in the future could force us to make material changes to our Facility or to shut down altogether.  The following are summaries of the various governmental approvals we have obtained to operate our Facility.

Environmental Regulations and Permits

We subject to regulations on emissions from the IDNR, as authorized by the EPA.  The EPA and IDNR environmental regulations are subject to change and often such changes may have an economic impact on our industry.  Consequently, environmental compliance and permit adherence is an ongoing commitment that requires vigilance on the part of our employees as well as financial support of the various programs and permit requirements.  The ongoing expenses associated with maintaining and complying with permit requirements are included in our operations budget.

Air Pollution Construction and Operation Permits

Based on calculated emissions, our Facility is considered a “minor source” of regulated air pollutants, but due to our agreements with MidAm for a rail easement and steam supply, we are currently classified as a “major source” under Title V of the Clean Air Act (“Title V”) and subject to PSD (prevention of significant determination) regulations and requirements.  We have completed all of the initial emission testing and have been issued an operating permit.  The air permit allows us to operate our Facility, requires annual emission testing to demonstrate compliance, and must be renewed every five years.  As a result of the major source classification under Title V, we have accepted operational limitations on the total amount of natural gas we can consume on a 12 month rolling average.  We are also required to collect and keep information outlining our annual pollution emissions.  Every year we must provide an account of the actual pollution generated by the Facility to the EPA and IDNR in order to maintain our status as a Conditionally Exempt Small Quantity Generator and our Air Permit for operating.

New Source Performance Standards

The Facility is subject to the EPA’s New Source Performance Standards (“NSPS”) for both its grain and distillation processes as well as the storage of volatile organic compounds used in the denaturing process. Duties imposed by the NSPS include initial notification, emission limits, compliance and monitoring requirements and recordkeeping requirements.

Endangered Species

We have received direction from the United States Fish and Wildlife Service (“USFWS”) and IDNR to reduce any potential impact on certain endangered species, and accordingly restrict rail line maintenance and or service activities to certain times of the year.

Rail Line Matters

Our railroad line is a dedicated, controlled access line, which only serves the Facility.  As a result, we believe the line should be considered an exempt “industry lead track” or “spur track” under applicable rail transportation regulations.  The United State Surface Transportation Board (“STB”), which regulates the construction of new railroad lines, has not required any environmental assessment of the site.

Miscellaneous Permits

We use water to cool our closed circuit systems in the Facility and we generate reverse osmosis blowdown water.  In order to maintain a high quality of water for the cooling system, the water is continuously replaced with make-up water.  As a result, our Facility discharges non-contact cooling water from the cooling towers.  We received a Wastewater Discharge Permit from the IDNR to discharge non-contact water into the Missouri River.  Under the Wastewater Discharge Permit, we are required to periodically test and report our discharge activity to the IDNR.  We have obtained the required Storm Water Discharge Permit (“SWDP”) from the IDNR. This permit required preparation of a Storm Water Pollution Prevention Plan (“SWPPP”), which outlines various measures we plan to implement to prevent storm water pollution during plant operations.  We received a High Capacity Well Permit from Pottawattamie County, Iowa, authorizing us to drill three high capacity wells to meet our water needs.  This permit allows us to draw to 2,000,000 gallons of water a day through these wells, though the Facility requires only 1,000,000 gallons of water daily.  The three wells have been tested and commissioned and are operating at expected levels.

Top Screen Analysis

The Department of Homeland Security requires any facility that possesses certain chemicals above a threshold to submit a Top Screen Analysis.  We do possess chemicals subject to the Top Screen Analysis requirement and are required to complete the Top Screen Analysis on an on-going basis.  The Top Screen Analysis requires us to provide information such as the chemicals we store on site, where the chemicals are stored, and the risks associated with such chemicals.

On-Going Activities and Reporting

We are required to provide emergency response groups with a Tier II Initial Reporting, containing a listing of the hazardous chemicals stored on-site which is used to provide local emergency response and fire department officials with a list of the hazardous materials we store on site. We provide these groups with annual Tier II reports of the hazardous materials we store on site, officials of such hazardous substances. We have purchased a reporting package from ICM to complete the required reporting.

We are also required to submit Form R, a Toxic Release Inventory report, to the EPA.  Form R is required for facilities processing or using certain listed chemicals above a regulated quantity.  Our annual form R will include documentation of our release of those certain chemicals into the environment within the previous year.  Every five years we will be required to submit a Form U Report under the Toxic Substances Control Act (“TSCA”) to the EPA.  In the Form U, we are required to report on manufacturing thresholds that were exceeded for any of the chemicals listed in the TSCA during the reporting period.

Nuisance

Ethanol production has been known to produce an odor to which surrounding residents could object.  Ethanol production may also increase dust in the area due to operations and the transportation of grain to the Facility and ethanol and Distillers Grains from the Facility.  Such activities may subject us to nuisance, trespass, or similar claims by employees or property owners or residents in the vicinity of the Facility.  To help minimize the risk of nuisance claims based on odors related to the production of ethanol and its co-products, and as required by the EPS PSD BACT determination discussed previously, we have installed a reverse thermal oxidizers and flare technology in the Facility.  We are not involved in any litigation involving nuisance claims.

Operational Safety Regulations

We are also subject to federal and state laws regarding operational safety.  Safety is a top priority for the Facility and we are a member of the ERI (Ethanol Risk and Insurance Solutions, which offers a service of conducting Risk assessments and facility safety audits aimed at improving the overall safety and risk of the Facility) safety group which provides quarterly inspections of the Facility and information on various Occupational Safety and Health Administration (“OSHA”) programs.  We also focus daily attention to safety by conducting job hazards analysis and developing standard operating procedures.  We employ a full time safety, health and environmental Manager to ensure compliance to various programs and facilitate training for our employees and contract personal.  Nonetheless, the risks of compliance costs and liabilities are inherent in any large-scale manufacturing process.

DESCRIPTION OF PROPERTY

We own the Facility site located near Council Bluffs, Iowa, which consists of three parcels totaling 200 acres.  This property is encumbered under a mortgage with Lenders.  The Facility site is suitable for our production, storage and transportation of our products.  We lease a building on the Facility site to an unrelated third party, and lease 55.202 acres on the south end of the property to an unrelated third party for farming.  We entered into a lease agreement with Bunge for the lease of property in Council Bluffs, Iowa.  The property contains a storage bin that we use for storing grain to be used at the Facility.  The lease may be extended for successive one-year terms upon mutual agreement.  The Facility site is adequate for our current and future operations at nameplate capacity.

LEGAL PROCEEDINGS

We may, in the normal course of business, be subject to suit as a result of our operations or commercial relationships.  Presently we are not a party to any legal proceedings.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Overview, Status and Recent Developments

Results of Operations

~~Fiscal 2009~~

~~The following table shows our unaudited results of operations, stated as a percentage of revenue.  Because we did not begin operating the Facility until mid-February 2009, we do not have comparable data for the twelve months ended September 30, 2008.  We do, however, have a comparison for the three months ended September 30, 2009 to the three months ended June 30, 2009.~~
The following table shows our results of operations, stated as a percentage of revenue for Fiscal 2010 and our fiscal year ended September 30, 2009 (“Fiscal 2009”).  Because we did not begin operating the Facility until mid-February 2009, Fiscal 2009 represents approximately six months of operations.

	~~Three Months Ended September 30, 2009 (1) (Unaudited)~~Fiscal 2010					~~Three Months Ended June 30,~~Fiscal 2009 ~~(1) (Unaudited)~~
	Amounts		% of Revenues	~~Gallons~~Price(~~2~~1)		Amounts		% of Revenues	Gallons~~(2~~ Average Price(1)
Income Statement Data
Revenues	$	~~45,548,073~~207,833,200	100%	$	~~1.81~~1.87	$	~~42,512,277~~99,986,005	100%	$	~~1.89~~1.82
Cost of Goods Sold		~~44,148,010~~203,072,102	~~97~~98%		~~1.76~~1.83		~~43,682,895~~102,171,339	~~103~~102%		~~1.94~~1.86
Gross Margin		~~1,400,062~~4,761,098	~~3~~2%		~~0.05~~0.04		(~~1,170,618~~2,185,334)	(~~3~~2%)		(~~0.05~~0.04)
Selling, General and Administrative Expenses		~~1,400,996~~4,540,205	~~3~~2%		~~0.06~~0.04		~~1,093,179~~5,505,160	~~3~~5%		~~0.05~~0.10
Other (Expense)		(~~1,582,739~~9,172,255)	(~~3~~4%)		(~~0.06~~0.08)		(~~2,142,214~~4,984,482)	(5%)		(~~0.10~~0.09)
Net Loss	$	(~~1,583,672~~8,951,362)	(~~3~~4%)	$	(~~0.07~~0.08)	$	(~~4,406,011~~12,674,976)	(~~10~~12%)	$	(~~0.20~~0.23)

(1) ~~(2)~~
~~We were operating at a reduced capacity of approximately 84% during the year ended September 30, 2009 following the commencement of operations in February 2009.  The losses that we incurred are not indicative of any losses or profits that we might achieve when the plant is running at full capacity~~

 ~~Includes ethanol and~~Per gallon, with Distillers Grains converted to gallons.

~~First Quarter 2010~~

~~The following table shows our results of operations, stated as a percentage of revenue.  Because we did not begin operating the Facility until mid-February 2009, we do not have comparable data for the three months ended December 31, 2008.  We do, however, have a comparison~~The following table shows our results of operations, stated as a percentage of revenue, for the three months ended December 31, ~~2009 to the three months ended September 30, 2009.~~2010 (the “First Quarter 2011”) and December 31, 2009 (the “First Quarter 2010”).

		Three Months Ended December 31, ~~2009~~2010 (Unaudited)					Three Months Ended ~~September 30,~~December 31, 2009 ~~(1)~~ (Unaudited)
		Amounts	% of Revenues		~~Gallons~~Price(~~2~~1)		Amounts		% of Revenues	Price(1)
Income Statement Data
Revenues	$	~~50,748,439~~62,265,743	100%	~~100%~~$	~~$~~2.36	~~1.84~~	$	~~45,548,073~~50,748,439	100%	~~$~~	~~1.89~~$	1.84

Cost of Goods Sold		~~48,854,151~~59,032,232	95%	~~96%~~	2.24	~~1.77~~		~~44,148,010~~48,854,151	~~97~~96%		~~1.94~~	1.77
Gross Margin		~~1,894,288~~3,233,511	5%	~~4%~~	0.12	~~0.07~~		~~1,400,063~~1,894,288	~~3~~4%		~~(0.05)~~	.07
Selling, General and Administrative Expenses		~~1,138,298~~1,200,888	2%	~~2%~~	0.04	~~0.05~~		~~1,400,996~~1,138,298	~~3~~2%		~~0.05~~	0.05
Other (Expense)		(~~2,311,247~~2,428,941)	(4%)	~~(5%)~~	(0.09)	~~(0.08)~~		(~~1,582,749~~2,311,247)	(~~3~~5%)		~~(0.10)~~	(0.08)
Net Loss	$	(~~1,555,257~~396,318)	(1%)	~~(3%)~~$	~~$~~(0.01)	~~(0.06)~~	$	(~~1,583,682~~1,555,257)	(3%)	~~$~~	~~(0.20)~~$	(0.06)

~~(1)~~
~~Because we did not begin operations of the Facility until mid-February and we were operating at a reduced capacity of approximately 84% during this period, the losses that we incurred are not indicative of any losses or profits that we might achieve when the plant is running at full capacity~~

~~(2)~~	~~Includes ethanol and distillers grains converted to gallons.~~

(1)	Per gallon, with Distillers Grains converted to gallons.

Revenues

Our revenue from operations is derived from two primary sources: sales of ethanol and Distillers Grains.  The following chart displays statistical information regarding our revenues. The increase in revenue from Fiscal 2009 to Fiscal 2010 was due to (i) the average price per gallon of ethanol increasing by approximately $0.07 with 55.96 million more gallons of ethanol being produced in Fiscal 2010 over Fiscal 2009 and (ii) a decrease in the DDGS average price per ton of approximately $3 with 145,623 additional tons of DDGS being produced in Fiscal 2010 over Fiscal 2009.

	Fiscal 2010			Fiscal 2009
	Gallons/Tons Sold	% of Revenues	Gallons/Tons Average Price	Gallons/Tons Sold	% of Revenues	Gallons/Tons Average Price
Statistical Revenue Information
Denatured Ethanol	110,764,875	84%	$1.58	54,802,808	83%	$1.51

Dry Distiller’s Grains	302,223	16%	$103	156,600	17%	$106

The following chart displays statistical information regarding our revenues for the First Quarter 2011 and the First Quarter 2010. The increase in revenue in the First Quarter 2011 over the First Quarter 2010 was due to the average price per gallon of ethanol increasing by approximately $0.36 with 1.21 million fewer gallons of ethanol being produced between the two quarters and included in the increase was an increase in the DDGS average price per ton of approximately $33, with approximately 9,452 fewer tons being produced.

~~Our revenue from operations is derived from two primary sources: sales of ethanol and Distillers Grains.  During our 2009 fiscal year (“Fiscal 2009”), we earned approximately 82.6% of our revenue from the sale of ethanol and 17.11% of our revenue from the sale of Distillers Grains and in the first quarter of 2010, we earned approximately 85% of our revenue from the sale of ethanol and 15% from the sale of Distillers Grains.  In Fiscal 2009, we sold 54.8 million gallons of ethanol at an average price of $1.51 a gallon and sold 156,600 tons of DDGS at an average price of $106 a ton. In the first quarter of 2010, we sold 27.5 million gallons of ethanol at an average of $1.57 a gallon and sold 70,900 tons of DDGS at an average of $100.10 a ton.  The increase in revenue from the third quarter to the fourth quarter of 2009 was due to an additional 2.3 million gallons of ethanol sold with the average price per gallon remaining stable between the two quarters, and the increase in revenue from the fourth quarter of 2009 to the first quarter of 2010 was due to an additional 1.4 million gallons of ethanol sold with the average price per gallon increasing by $0.06 between the two quarters.~~

	Three Months Ended December 31, 2010 (Unaudited)			Three Months Ended December 31, 2009 (Unaudited)
	Gallons/Tons Sold	% of Revenues	Gallons/Tons Average Price	Gallons/Tons Sold	% of Revenues	Gallons/Tons Average Price
Statistical Revenue Information
Denatured Ethanol	26,333,450	82%	$1.93	27,543,976	85%	$1.57

Dry Distiller’s Grains	80,360	18%	$133.17	70,908	15%	$100.10

Cost of Goods Sold

Our cost of goods sold as a percentage of our revenues was 98% and 102% for Fiscal ~~2009 and a slight decrease of 1% between the fourth quarter of 2009 to the first quarter of 2010.~~2010 and Fiscal 2009, respectively.  Our two primary costs of producing ethanol and ~~Distillers Grains~~distillers grains are corn and energy, with steam as our primary energy source and to a lesser extent, natural gas.  ~~Our corn prices varied during Fiscal 2009 and the first quarter of 2010, ranging from $3.18 to $4.07 per bushel in Fiscal 2009 and from $3.18 to $3.71 per bushel in first quarter of 2010 and the fourth quarter of 2009.  We generated a reduction in our corn costs due to realized and unrealized gains on our hedging activities during the fourth quarter of 2009 and the first quarter of 2010.  Our~~Cost of goods sold also includes net gains or losses from derivatives and hedging relating to corn. During Fiscal 2010 and Fiscal 2009, our average price of corn ground was approximately $~~3.69 per bushel in Fiscal 2009 and $3.40 per bushel in the first quarter of 2010.  Our average steam and natural gas energy cost in Fiscal 2009 was $4.36 per MMBTU~~3.55 and $3.69 per bushel, respectively, and our average steam and natural gas energy cost ~~in the first quarter of 2010 and the fourth quarter of 2009 was $5.85 and $5.00~~was $4.76 and $5.57 per MMBTU, respectively.  Because we did not operate at 100% capacity during all of Fiscal 2009, our fixed costs per gallon of production were higher than they are anticipated to be in the future.  ~~In addition, cost of goods sold includes a reduction in our corn costs due to realized and unrealized gains on our hedging activities of $5.0 million during Fiscal 2009.~~  Our cost of goods sold increased from ~~the third to the fourth quarter of 2009 as a result of~~Fiscal 2009 to Fiscal 2010 due to the additional corn and energy ~~used~~purchased to produce ~~an~~the additional ~~2.3~~55.96 million gallons of ethanol sold.  ~~Our cost of goods sold per gallon decreased by $0.17 a gallon from the fourth quarter, 2009 to the first quarter, 2010 due to reaching full production capacity.~~

Our cost of goods sold increased to $0.45 per gallon produced in the First Quarter 2011 over the First Quarter 2010.  Our cash corn prices during the First Quarter 2011 and First Quarter 2010 were an average price of $4.82 and $3.71 per bushel, respectively, and we generated an increase in our corn costs due to realized and unrealized gains on our hedging activities during the First Quarter 2011 and a decrease in our corn costs due to realized and unrealized gains on our hedging activities during the First Quarter 2010.  Our average price of corn ground was approximately $4.27 and $3.40 per bushel in the First Quarter 2011 and First Quarter 2010, respectively.  Offsetting our corn cost increase was our average steam and natural gas energy cost of $4.83 and $5.85 per MMBTU in the First Quarter 2011 and 2010, respectively.

General & Administrative ~~Expenses~~Expense

Our general and administrative expenses as a percentage of revenues were 2% and 5% for Fiscal ~~2009.  Our~~2010 and Fiscal 2009, respectively, and our general and administrative expenses as a percentage of revenues ~~dropped from 3% in the fourth quarter of 2009 to 2% in the first quarter of~~remained steady at 3% in comparing our First Quarter 2011 with our First Quarter 2010.  Operating expenses include salaries and benefits of administrative employees, professional fees and other general administrative costs.  Our selling, general and administrative expenses for Fiscal ~~2009~~2010 were $~~5,505,160, as compared to $4,008,188 for the year ended September 30, 2008.  The increase in selling, general, and administrative expenses from 2008 to 2009 is due to completion of full staffing as we commenced operations~~4,540,205, as compared to $5,505,160 for Fiscal 2009, and were $1,200,888 and $1,138,398 for the First Quarter 2011 and First Quarter 2010, respectively.  The decrease in selling, general, and administrative expenses from ~~fourth quarter 2009 to first quarter 2010 was primarily~~Fiscal 2010 compared to Fiscal 2009 is due to a reduction in ~~consulting and legal~~professional fees.  We expect our operating expenses to remain flat to slightly decreasing during the first two quarters of Fiscal ~~2010.~~2011.

Other (Expense)

Our other expenses for Fiscal 2010 and Fiscal 2009 were approximately 4% and 5% of our revenues, respectively, and our other expenses for the ~~first quarter, 2010 and the fourth quarter, 2009 were approximately 5% and 3~~First Quarter 2011 and First Quarter 2010 also remained steady at 4% and 5% of our revenues, respectively.  Our other expenses for ~~the years ended September 30,~~Fiscal 2010 and Fiscal 2009 ~~and 2008~~ were $~~4,984,482~~9,172,255 and $~~290,588,~~4,984,482, respectively, and were $2,428,941 and $2,311,247 for the First Quarter 2011 and First Quarter 2010, respectively.  The majority of ~~the~~this increase in expenses ~~for~~from Fiscal 2010 over Fiscal 2009 was a result of expensing interest as compared to the capitalization of our construction loan interest in our project costs in prior periods when ~~we were~~ in the development stage. ~~The majority of the increase in other expenses in the first quarter of 2010 was an increase in interest expense after drawing additional amounts on credit agreements and one time insurance proceeds received of approximately $620,000 included in other income for the three months ended September 30, 2009.  In addition, while in the development stage during parts~~Other expenses remained steady from First Quarter 2010 to First Quarter 2011.  Prior to beginning operations in the second quarter of Fiscal 2009, we recognized an expense that ~~includes~~included realized and unrealized losses on derivative instruments of $~~657,000 in other expenses.~~657,000.

Net (Loss)

Our net ~~loss~~losses from operations for ~~the year ended~~Fiscal 2010 and Fiscal 2009 ~~was~~were approximately ~~13~~4% and 12% of our revenues, ~~but our~~respectively.  Our net loss ~~from operations for the first quarter of 2010 and the fourth quarter of 2009 as a percentage of income were both 3%~~for Fiscal 2010 was primarily the result of fixed costs, and interest expense.  Our net loss for Fiscal 2009 was primarily the result of negative margins, fixed costs, interest expense and the startup of operations during the year.  ~~The operating margins for the first quarter of 2010, as noted above, were better than during the three months ended September 30, 2009; however this additional revenue was offset by~~

Our net loss from operations for the First Quarter 2011 and First Quarter 2010 as a percentage of income decreased from 3% for the First Quarter 2010 to 1%, for the First Quarter 2011.  The reduction in the net loss generated during the two quarters resulted from improved gross margins which offset increased interest expense ~~due to additional amounts borrowed on the Credit Agreement~~.

Liquidity and Capital Resources

As of ~~September 30, 2009 and~~ December 31, ~~2009,~~2010, we have drawn ~~approximately $111,273,000 and $118,425,200, respectively,~~$115,705,468 under our Credit Agreement~~, and had approximately $8,585,000 and $8,650,500 of principal and interest outstanding under the Bridge Loan~~.  We also agreed to pay, beginning at the end of ~~the June 30, 2010 fiscal quarter,~~Fiscal 2010, an amount equal to 65% of our Excess Cash Flow (as defined in the Credit Agreement), up to a total of $4,000,000 per year, and $16,000,000 over the term of the Credit Agreement. ~~Effective August 1, 2009, in~~In addition to compliance with the borrowing base, we are subject to working capital and tangible net worth covenants under the Credit Agreement. We are currently in discussions with the Agent regarding the final Excess Cash Flow calculation based on our Fiscal 2010 year end audited financial statements.  Once the final Excess Cash Flow calculation is agreed upon, the amount due for December 31, 2010, March 31, 2011, June 30, 2011 and September 30, 2011, will be established and we will pay any amounts then due or past due – due to the ongoing discussions with the Agent regarding Excess Cash Flow calculations and payments.

Under our $15 million revolving line of credit with ~~AgStar~~Agent (the “Revolving LOC”), we have borrowed $~~10,273,247 as of September 30, 2009 and $9,500,000 as of December 31, 2009, with an additional $1,426,753 available at September 30, 2009 and an~~

~~additional $1,500,000 available at December 31, 2009. In addition, under our $10,000,000 construction revolving line of credit with AgStar we have an additional $2,000,000 revolving ling of credit available at December 31, 2009.~~12,500,000 as of December 31, 2010, with an additional $425,000 available at December 31, 2010.  Further, we borrowed $9,250,000 as of September 30, 2009 and $3,000,000 as of September 30, 2010 with an additional $3,450,000 and $12,000,000 available at September 30, 2010 and 2009, respectively.  A letter of credit issued in favor of our steam provider, MidAm, in the amount of $~~3,300,000 which~~2,000,000 reduces ~~the~~capital availability under our Revolving LOC.  We are also relying on receipt of our accounts receivable to help fund operations.

Holdings extended to us the Holdings Note in the amount of $27,107,000 and we subsequently amended and restated the Holdings Note, to increase the principal amount of such note to $29,220,130 (representing outstanding principal plus accrued interest through the most recent interest payment date).  Under the Holdings Note, we made certain standard representations and warranties.  In addition, in the Holdings Note, we covenanted that (i) we would not declare or pay any dividends or distributions on any membership interests in us, (ii) we will not amend our Articles of Organization or our Operating Agreement or enter into any other agreement or pass any resolution which is inconsistent with the terms of the Holdings Note or which would otherwise limit or restrict the rights of Series U Units or other units available under or Operating Agreement and (iii) we will not sell or issue any membership interests in us after execution of the Holdings Note without giving at least 30 days prior written notice.  As of December 31, 2010, we were in compliance with all covenants under the Holdings Note.

~~Holdings extended to us the Term Note effective August 26, 2009 in the amount of approximately $27,107,000.  The Term Note was used to reduce the Bridge Loan in a corresponding amount.~~
ICM extended the ICM Note to us in the amount of $9,970,000.  Upon its issuance, the ICM Note was used to satisfy our obligations to ICM for (i) its payment of the remaining balance due under the Bridge Loan, (ii) satisfaction of the amount due to ICM under the Series C Agreement (a fee to ICM for providing credit support for the Bridge Loan).  Under the ICM Note, we made certain standard representations and warranties.  In addition, in the ICM Note, we have covenanted that (i) we will not declare or pay any dividends or distributions on any membership interests in us, (ii) we will not amend our Articles of Organization or our Operating Agreement or enter into any other agreement or pass any resolution which is inconsistent with the terms of the ICM Note or which would otherwise limit or restrict the rights of Series C Units or other units available under or Operating Agreement and (iii) we will not sell or issue any membership interests in us after execution of the ICM Note without giving ICM at least 30 days prior written notice.  As of December 31, 2010, we were in compliance with all covenants under the ICM Note.

In addition, we entered into the Holdings Revolving Note ~~with Holdings~~ providing for the extension of a maximum of $10,000,000 in revolving credit ~~under the Revolving Note~~.  Holdings committed, subject to certain conditions, to advance up to $3,750,000 at our request under the Holdings Revolving Note, and amounts in excess of $3,750,000 may be advanced by Holdings in its discretion.  As of September 30, 2010 and 2009, we borrowed $~~2,000,000~~0 and $2,000,000, respectively, under the Holdings Revolving Note, ~~but as~~with an additional $3,750,000 and $1,750,000, respectively, available.  As of December 31, ~~2009 there was no~~2010, we had $3,750,000 outstanding ~~balance.  We~~under the Revolving Note.  Except as otherwise agreed, we are required to draw the maximum amount available under the Credit Agreement to pay any outstanding advances under the Holdings Revolving Note ~~from Holdings~~.  Interest will accrue at the rate of 7.5 % over six-month LIBOR.  Under the Holdings Revolving Note, we made certain standard representations and warranties.

As a result of our Revolving LOC, ~~Term Note~~Convertible Debt and the Holdings Revolving Note, we have a significant amount of debt, and our existing debt ~~financing~~ agreements contain, and our future debt ~~financing~~ agreements may contain, restrictive covenants that limit distributions and impose restrictions on the operation of our business. The use of debt financing makes it more difficult for us to operate because we must make principal and interest payments on the indebtedness and abide by covenants contained in our debt financing agreements. The level of our debt has important implications on our liquidity and capital resources, including, among other things: (i) limiting our ability to obtain additional debt or equity financing; (ii) making us vulnerable to increases in prevailing interest rates; (iii) placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors; (iv) subjecting all or substantially all of our assets to liens, which means that there may be no assets left for members in the event of a liquidation; and (v) limiting our ability to make business and operational decisions regarding our business, including, among other things, limiting our ability to pay dividends to our unit holders, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.

~~Although spot prices for~~Because corn oil prices have increased and ethanol spot prices have ~~slightly~~ increased approximately $0.45 a gallon since ~~October 2009,~~mid 2010, we believe operating margins will be break-even to slightly positive over the next two to three quarters.  We anticipate margins will remain under pressure for the foreseeable future as ethanol production increases as a result of ~~mergers and~~ acquisitions of troubled plants ~~and~~by profitable and larger entities, the commencement of operations of a few remaining projects that are under construction and the current undersupply of corn in the market.  In addition, cash flow from operations may not allow us to continue to make our principal payments under the Credit Agreement. ~~In that event, we would request AgStar to delay our principal payments.  If our principal payments are not delayed, we~~  We may be dependent upon our lines of credit to make these payments.  We may similarly use our line of credit to hedge corn, natural gas and ethanol.  The volatility in the commodities markets has resulted in wide swings in margins for ethanol production. A result of these factors, we expect our liquidity to be constrained for the foreseeable future.

Primary Working Capital Needs

Cash (used in) operations for ~~the years ended September 30,~~Fiscal 2010 and Fiscal 2009 ~~and 2008~~ was ($1,797,177) and ($16,930,190) ~~and ($2,436,118)~~, respectively, and ~~cash (used in) operations for the quarters ended December 31, 2009 and 2008~~ was ($4,474,497) and ($159,289) ~~and ($9,229,792), respectively.  Cash has been used primarily to fund cyclical inventory buildup in the first quarter of 2010.  In the first quarter of~~for the First Quarter 2011 and First Quarter 2010, respectively.  In Fiscal 2009, cash was used primarily to fund operational start ~~up expenditures and build inventory prior to operating.  For the years ended September 30, 2009 and 2008,~~-up expenses and for pre-operational and administrative expenses prior to commencing operations in February, 2009.  For Fiscal 2010 and Fiscal 2009, net cash (used in) investing activities was ($~~31,008,259) and ($88,922,249), respectively, and for the quarters ended December 31, 2009 and 2008, net cash (used in) investing activities was ($1,482,004) and ($20,976,259), respectively, in each case primarily~~3,518,705) and ($31,008,259), respectively, primarily in 2010 for fixed asset additions and in 2009, related to the final construction and start-up of our plant.  For the ~~years ending September 30, 2009 and 2008, cash provided by financing activities was $48,836,139 and $96,172,821, respectively, and for the quarters ending December 31, 2009 and 2008, cash provided by financing activities was $5,116,858 and $25,489,429, respectively.~~First Quarter 2011 and First Quarter 2010, net cash (used in) investing activities was ($2,676,052) and ($1,482,004), respectively, primarily related to additional equipment purchases. For Fiscal 2010 and Fiscal 2009, cash provided by financing activities was $1,293,342 and $48,836,139, respectively.   This cash was generated through loan proceeds.  For the First Quarter 2011 and First Quarter 2010, cash provided by financing activities was $5,108,742 and $5,116,858, respectively.  This cash was received from additional borrowings.

Through ~~September 30, 2009 and~~ December 31, ~~2009,~~2010, we have incurred approximately $~~147,608,000 and $147,656,016, respectively,~~147,656,016 for construction services under our construction contract with ICM (“ICM Contract”), leaving approximately $~~372,770~~0 of retainage~~, which we expect to pay in the second quarter of fiscal year 2010.~~.  During the next quarter, which will end March 31, 2011, we estimate that we will require approximately $~~34,000,000~~42,000,000 per quarter for our primary input of corn and $~~4,000,000~~3,500,000 for our energy sources of steam and natural gas.  We currently have approximately $3,000,000 available under our Revolving LOCs to hedge commodity price fluctuations; in addition, we have up to $6,250,000 in revolving credit available under the Holdings Revolving Note to support our working capital needs.  We cannot estimate the availability of funds for hedging in the future.

Trends and Uncertainties Impacting Ethanol Industry and Our Future Operations

Our ~~operations are~~profitability is highly dependent on commodity prices, especially prices for corn, ethanol and Distillers Grains. As a result of price volatility for these commodities, our operating results may fluctuate substantially. The price and availability of corn are subject to significant fluctuations depending upon a number of factors that affect commodity prices in general, including crop conditions, weather, governmental programs and foreign purchases. We may experience increasing costs for corn and natural gas and decreasing prices for ethanol and ~~distillers grains~~Distillers Grains which could significantly impact our operating results. Because the market price of ethanol is not directly related to corn prices, ethanol producers are generally not able to compensate for increases in the cost of corn feedstock through adjustments in prices charged for ethanol.  We continue to monitor corn and ethanol prices and their effect on our ~~longer~~long-term profitability.

The price of corn has been volatile ~~during~~ the ~~last~~past two years. Since ~~December, 2008,~~September 2009, the Chicago Mercantile Exchange (“CME”) near-month corn price has increased $~~0.79~~2.88 per bushel. As of ~~March 18, 2010,~~January 13, 2011, the CME near-month corn price for ~~May 2010~~January, 2011 was $~~3.74~~6.42 per bushel. We believe the increase in corn prices was primarily due to ~~the late harvest, the harvest season weather conditions, and the inability to measure the fall 2009 harvest.~~ short supply and the USDA corn acreage report that came out on January 12, 2011.  Increasing corn prices will negatively affect our costs of production~~. However~~, however, we also believe that higher corn prices may, depending on the prices of alternative crops, encourage farmers to plant more acres of corn in the coming years and possibly divert land in the Conservation Reserve Program to corn production. We believe an increase in land devoted to corn production could reduce the price of corn to some extent in the future.

~~The United States Department of Agriculture (“~~USDA~~”) has~~On January 12, 2011, the USDA increased ~~the~~its original forecast of the amount of corn to be used for ethanol production during the current marketing year (2010-11) ~~by 500 million bushels~~, to a total of ~~4.2~~4.9 billion bushels.  The forecast is ~~628~~471 million bushels more than used ~~in that category~~ last year.  The USDA cited record ethanol use in December~~, 2009,~~ 2010, continuing recovery in the production of gasoline blends with ethanol, and more favorable blender margins as reasons for the increase. In ~~its~~the January ~~12, 2010~~2011 update, the USDA ~~also~~ increased the projection of U.S. corn exports for the current marketing year by ~~192~~65 million bushels, to 2.05 billion bushels.  This projection is ~~192~~66 million bushels greater than the projection of last fall~~, 504~~ and 386 million less than the record exports of 2007-08.

 The USDA report for crop year ~~2009~~2010 (the period of September~~, 2009~~ 2010 through August~~, 2010~~ 2011) has projected the season-average farm price of corn at $~~3.40~~4.50 to $~~4.00~~6.50 per bushel.  This compares with the 2007~~/~~-08 season average record of $4.20 per bushel.  We feel that there will continue to be volatility in the corn market.

In the past, ethanol prices have tended to track the wholesale price of gasoline. Ethanol prices can vary from state to state at any given time. For the past two years as of ~~January~~October, 2010 according to ProExporter, the average U.S. ethanol price was $~~1.85~~1.65 per gallon.  For the same time period, the average U.S. wholesale gasoline price was $~~2.17~~1.96 per gallon.  During ~~2009,~~the first ten months of 2010, the average U.S. ethanol price was $~~1.56~~1.46 per gallon. For the same time period, U.S. wholesale gasoline prices have averaged $~~1.76~~2.14 per gallon, or approximately $.~~20~~68 per gallon above ethanol prices.

Because corn prices have trended higher and we have other liquidity constraints, we may elect to use some or all of the proceeds from this offering for working capital purposes—either as cash or by paying down our revolving debt.  Such usage would require ICM’s and Holdings’ consent under the Equity Agreements.

The RFS

The ~~Energy Improvement & Extension Act of 2008 (the “2008Act”)~~2008 Act included cellulosic ethanol supports applicable to corn-based ethanol and bolsters those contained in the 2007 Act.  Theses supports have impacted the ethanol industry by enhancing both the production and use of ethanol.  The 2008 Act modified the provisions of the 2005 Act that created the RFS.  The EPA is responsible for revising and implementing regulations to ensure that transportation fuel sold in the United States contains a minimum volume of renewable fuel.   On February 3, 2010, the EPA implemented a regulation that requires 12.95 billion gallons of renewable fuel be sold or dispensed in 2010, increasing to 36 billion gallons by 2022.  This requirement does not apply solely to corn-based ethanol, but includes all forms of fuel created from feedstocks that qualify as “renewable biomass.”  The EPA regulation also expanded the RFS program beyond gasoline to generally cover all transportation fuel..  We cannot assure that this program’s mandates will continue in the future.  We believe that any reversal in federal policy could have a profound impact on the ethanol industry.

The domestic market for ethanol is largely dictated by federal mandates for blending ethanol with gasoline.  The RFS mandate level for 2011 of 12.6 billion gallons approximates current domestic production levels.  Future demand will be largely dependent upon the economic incentives to blend based upon the relative value of gasoline versus ethanol, taking into consideration the blender’s credit and the RFS.  Any significant increase in production capacity beyond the RFS level might have an adverse impact on ethanol prices.  Additionally, the RFS mandate with respect to ethanol derived from grain could be reduced or waived entirely.  A reduction or waiver of the RFS mandate could adversely affect the prices of ethanol and our future performance.

Federal law mandates the use of oxygenated gasoline. If these mandates are repealed, the market for domestic ethanol would be diminished significantly.  Additionally, flexible-fuel vehicles receive preferential treatment in meeting corporate average fuel economy, or CAFE, standards.  However, high blend ethanol fuels such as E85 result in lower fuel efficiencies.  Absent the CAFE preferences, it may be unlikely that auto manufacturers would build flexible-fuel vehicles.  Any change in these CAFE preferences could reduce the growth of E85 markets and result in lower ethanol prices.

Market Risks

We are exposed to market risk from changes in commodity prices and, to the extent we have working capital available, we engage in hedging transactions which involve risks that could harm our business.  Exposure to commodity price risk results from our dependence on corn, and to the extent our steam source is not available, natural gas, in the ethanol production process.  We seek to minimize the risks from fluctuations in the price of corn through the use of hedging instruments when working capital is available.  The effectiveness of our hedging strategies is dependent upon the cost of commodities and our ability to sell sufficient products to use all of the commodities for which we have futures contracts. There is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation which may leave us vulnerable to high prices. Alternatively, we may choose not to engage in hedging transactions in the future. As a result, our future results of operations and financial conditions may also be adversely affected during periods in which corn prices increase. We do not designate these contracts as hedges for accounting purposes.

In the event we do not have sufficient working capital to enter into hedging strategies to manage our risks, we may be forced to purchase our corn and market our ethanol at spot prices and as a result, we could be further exposed to market volatility and risk.

We expect the annual impact on our results of operations due to a $1.00 per bushel fluctuation in market prices for corn to be approximately $~~29,900,000,~~40,100,000, or $~~0.27~~0.36 per gallon, assuming our plant operated at 100% name plate capacity (production of 110,000,000 gallons of ethanol annually). This assumes no increase in the price of ethanol and assumes a relative increase in the price of ~~Distillers Grains~~distillers grains.

We have a significant amount of debt, and our existing debt financing agreements contain, and our future debt financing agreements may contain, restrictive covenants that limit distributions and impose restrictions on the operation of our business. The use of debt financing makes it more difficult for us to operate because we must make principal and interest payments on the indebtedness and abide by covenants contained in our debt financing agreements. The level of our debt has important implications on our operations, including, among other things: (i) limiting our ability to obtain additional debt or equity financing; (ii) making us vulnerable to increases in prevailing interest rates; (iii) placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors; (iv) subjecting all or substantially all of our assets to liens, which means that there may be no assets left for members in the event of a liquidation; and (v) limiting our ability to make business and operational decisions regarding our business, including, among other things, limiting our ability to pay dividends to our unit holders, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.

Competition

We believe that the competition in the ethanol market will continue to increase in the near term ~~as the ethanol plants recently sold by bankruptcy proceedings return to production.  Several of our competitors including certain subsidiaries of Pacific Ethanol, Inc. and Aventine Renewable Energy Holdings, Inc. have filed to reorganize under federal bankruptcy laws as a result of margin pressure, inadequate liquidity and other considerations.  The Valero Energy Corporation purchased ten plants in special situations over the last year.  As the final two Valero plants and others in similar situations come online, we believe that ethanol prices will remain low through the first half of 2010.~~due to the refitting of plants, reopening of idled plants, and the competitive dynamics of the fuel industry.  Consolidation and recapitalization continue to occur within the ethanol industry; and companies are now emerging with more liquidity and less debt.  We believe the increased capacity, and current competitive dynamics of the fuels market; we believe, will help ethanol prices remain steady to slightly higher in the near term.

Summary of Critical Accounting Policies and Estimates

Note 2 to our financial statements contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions.  Accounting estimates are an integral part of the preparation of financial statements and are based upon management’s current judgment.  We used our knowledge and experience about past events and certain future assumptions to make estimates and judgments involving matters that are inherently uncertain and that affect the carrying value of our assets and liabilities.  We believe that of our significant accounting policies, the following are noteworthy because changes in these estimates or assumptions could materially affect our financial position and results of operations.

●      Revenue Recognition

We sell ethanol and related products pursuant to marketing agreements.  Revenues are recognized when ~~the marketing company (the “customer”)~~Bunge has taken title to the product, prices are fixed or determinable and collectability is reasonably assured.  Our products are generally shipped FOB loading point.  ~~With the conclusion of the Lansing Agreement, ethanol sales are handled through the Ethanol Agreement with Bunge.  Syrup and Distillers Grains~~Syrup, distillers grains and solubles, and modified wet distillers grains with solubles are sold through the DG Agreement with Bunge, which sets the price based on the market price to third parties.  Marketing fees and commissions due to the marketers are paid separately from the settlement for the sale of the ethanol products and co-products and are included as a component of cost of goods sold.  Shipping and handling costs incurred by us for the sale of ethanol and co-products are included in cost of goods sold.

•	Incentive Compensation Plan

We have established an equity incentive compensation plan under which employees may be awarded equity appreciation units and equity participation units.  Fair value of the awards are amortized over the vesting period set for each award.  The units outstanding at this time vest three years from the grant date.  The liability under the plan is recorded at fair market value on the balance sheet based on the market price of our equity units as of September 30, 2010.

•      Investment in Commodities Contracts, Derivative Instruments and Hedging Activities

When we have sufficient working capital available, we enter into derivative contracts to hedge our exposure to price risk related to forecasted corn needs and forward corn purchase contracts.  We use cash, futures and options contracts to hedge changes to the commodity prices of corn and ethanol.  ~~The Company~~We adopted new disclosure requirements~~, which require~~ requiring entities to provide greater transparency in interim and annual financial statements about how and why the entity uses derivative instruments, how the instruments and related hedged items are accounted for, and how the instruments and related hedged items affect the financial position, results of operations, and cash flows of the entity.

We are exposed to certain risks related to ongoing business operations.  The primary risks that we manage by using forward or derivative instruments are price risk on anticipated purchases of corn and sales of ethanol.

We are subject to market risk with respect to the price and availability of corn, the principal raw material used to produce ethanol and ethanol by-products.  In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions.  This is especially true when market conditions do not allow us to pass along increased corn costs to customers.  The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply.

Certain contracts that literally meet the definition of a derivative may be exempted from derivative accounting as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from the accounting and reporting requirements of derivative accounting.

We enter into short-term cash, options and futures contracts as a means of securing corn for the ethanol plant and managing exposure to changes in commodity prices.  In addition, from time to time, we enter into derivative contracts to hedge the exposure to price risk as it relates to ethanol sales.  We maintain a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market fluctuations.  Our specific goal is to protect the Company from large moves in commodity costs.  All derivatives will be designated as non-hedge derivatives and the contracts will be accounted for as mark to market.  Although the contracts will be effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.

As part of our trading activity, we use futures and option contracts offered through regulated commodity exchanges to reduce risk and risk of loss in the market value of inventories.  To reduce that risk, we generally take positions using cash and futures contracts and options.  Accordingly, any realized or unrealized gain or loss related to these derivative instruments was recorded in the statement of operations as a component of non-operating income (expense) until the plant was operational.  Once operational, the gains or losses are included in revenue if the contracts relate to ethanol and cost of goods sold if the contracts relate to corn.

•	Inventory

Inventory is stated at the lower of cost or market value using the first-in, first-out method.  Market value is based on current replacement values, except that it does not exceed net realizable values and it is not less than the net realizable values reduced by an allowance for normal profit margin.

•	Property and Equipment

Property and equipment is stated at cost. Construction in progress is comprised of costs related to constructing the plant and is depreciated upon completion of the plant.  Depreciation is computed using the straight-line method over the following estimated useful lives:

                                           Buildings                                                  40 Years

                                           Process Equipment                                   10 Years

                                           Office Equipment                                    3-7 Years

Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  An impairment loss would be recognized when estimated undiscounted future cash flows from operations are less than the carrying value of the asset group.  An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.  In accordance with our policies, management has evaluated the plants for possible impairment based on projected future cash flows from operations.  Management has determined that its projected future cash flows from operations exceed the carrying value of the plant and that no impairment existed at September 30, ~~2009.~~2010.

Off-Balance Sheet Arrangements

~~We~~The Company currently ~~do~~does not have any off balance sheet arrangements.

MANAGEMENT

The Directors and/or officers listed below under “Independent Directors & Officers” meet the “independent director” standards applicable to companies listed on the Nasdaq Capital Market (“Independent Directors”) (though our Units are not listed on any exchange or quotation system).  Those Directors listed below under “Interested Directors” do not meet the “independent director” standards applicable to companies listed on the Nasdaq Capital Market (“Interested Directors”).  ~~With the exception of former director Mr. Scharf, who serves on the Board of Directors of Patriot Coal Corporation, none~~None of the Directors listed below have served in the last five years on the board of directors of any other company having a class of securities registered under Section 12 of the ~~Securities~~ Exchange Act ~~of 1934 (“Exchange Act”)~~ or subject to the requirements of Section 15(d) of the Exchange Act, nor have any of our Directors served as directors of an investment company registered under the Investment Company Act of 1940.  Under the Operating Agreement, the independent Directors’ terms are staggered such that one Director will be up for election every year.

Independent Directors

Name and Age	Position(s) Held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years

~~Ted~~Theodore V. Bauer, ~~57~~58	Series A Director, President, Secretary and Treasurer	Term expires 2012, Director since March 2005; Officer since November 2006
~~Director, President (since 2006), Secretary and Treasurer (since 2005) of the Company from March 2005;~~ Owner and operator of a farming operation and hunting preserve near Audubon, Iowa, since 1977; Co-Founder, and from 2005 to 2007, Director, Templeton Rye Spirits LLC; Director, Iowa Quality Producers Alliance, since 2003; Vice President, West Central Iowa Rural Water, from 2002 to 2007.  Mr. Bauer has an Ag Business degree from Iowa State University and is a graduate of the Texas A&M TEPAP program.

Michael K. Guttau, ~~63~~64	Series A Director	Term expires 2011, Director since 2007
~~Chairman,~~ Council of Federal Home Loan Banks, Washington, D.C.~~;~~, Chairman ~~(~~from 2008~~-present),~~ to 2009, Vice Chairman ~~(2004-2007) and~~from 2004 to 2007; Federal Home Loan Bank of Des Moines, Chairman since 2007, Chairman of Audit Committee ~~(~~from 2004~~-~~ to 2006~~)~~ and Chairman of Risk Management Committee (2007)~~, Federal Home Loan Bank of Des Monies~~; since 1972, various positions with Treynor State Bank, currently CEO and Chairman of the Board; Superintendent of Banking, Iowa Division of Banking, from 1995~~-~~ to 1999; Director, Iowa Bankers Association, Iowa Bankers Mortgage Corporation, Iowa Student Loan Liquidity Corp., Iowa Business Development Finance Corp. and Iowa See Capital Liquidation Corp.; President, Southwest Iowa Bank Administration Institute~~.~~; Past Chairman, ABA Community Bankers from 1991 to 1992.  Mr. Guttau received his B.S., Farm ~~Operation~~Operations, from Iowa State University in 1969 and completed numerous U.S. Army education programs from 1969 to 1978.  Mr. Guttau is the 2010 recipient of the James Leach Bank Leadership Award.

Hubert M. Houser, ~~67~~ 68	Series A Director	Term expires 2014, Director since 2005
Lifetime owner of farm and cow-calf operation located near Carson, Iowa.  Mr. Houser has served in the Iowa Legislature since 1993, first in the House of Representatives and currently in the Senate.  Mr. Houser also served on the Pottawattamie County Board of Supervisors from 1979 to 1992, director of the Riverbend Industrial Park, and was a founder of the Iowa Western Development Association and Golden Hills RC&D.

Karol D. King, ~~62~~64	Series A Director and Chairman	Term expires 2013, Director since November, 2006
Corn, popcorn and soybean farmer near Mondamin, Iowa, since 1967; President, King Agri Sales, Inc. (marketer of chemicals, fertilizer and equipment) since 1995; President, Kelly Lane Trucking, LLC, since ~~2007.~~2007; and Partner, KAR Farms since 1996.  Mr. King attended Iowa State University and has served on the Harrison County Farm Bureau Board, the Iowa Corn Growers Board, the Iowa Corn Promotion Board, the US Feed Grains Council Board, the National Gasohol Commission, and the National Corn Growers Association Board.

                           Association Board.
Interested Directors

Name and Age	Position(s) Held with the Company	Term of Office† and Length of Time Served	Principal Occupation(s) During Past 5 Years

Eric L. Hakmiller, ~~47†~~48†‡	Series B Director	Since July 17, 2009
Vice-President and General Manager, Bunge Biofuels, Bunge North America.  Mr. Hakmiller received a Bachelor’s degree in economics from the University of Maine and a graduate degree from Loyola Marymount University.

~~Greg~~Gregory P. Krissek, ~~47†~~48†‡	Series C Director	Since November 1, 2006
Director (Chairman) of KansasBio since 2010; Director, Corn, LP since 2010;  Director, Growth Energy since 2009;  Director, Kansas Ethanol, LLC since 2006; Director, Nesika Energy, LLC since 2006;  Director, Prairie Horizon Agri-Energy LLC since 2006; Director, Arkalon Ethanol LLC since 2006; Director, Bonanza BioEnergy LLC since 2006; Director, Conestoga Energy Partners, LLC since 2006;  Employee Director of Government Affairs, ICM, Inc., since 2006; Employee Director of Marketing and Governmental Affairs, United Bio Energy/U.S. BioEnergy, from 2003 to 2006; ~~Chairman~~Director, Amaizing Energy, 2006-2008;  Director, Andersons Albion Ethanol LLC, 2006-2008; Director, Andersons Clymers Ethanol LLC, 2006-2008; Director (Chairman), National Ethanol Vehicle Coalition, 2007-2008; Secretary-Treasurer of the Board, Ethanol Promotion and Information Council~~since 2004,~~2004-2009 – President ~~since~~ June 2008~~; director~~-2009; Director, Kansas Association of Ethanol Processors since 2004; Director, Kansas Energy Council, ~~since~~ 2004 ~~prior Director of Operations, Kansas Corn Commission; Assistant Secretary, Kansas Department of Agriculture, 1997 to 2000.~~-2008.  Mr. Krissek received his B.A. in Economics from Rockhurst University in Kansas City and his Juris Doctor and MBA from the University of Denver.

~~Tom~~Thomas J. Schmitt, ~~59†~~60†‡	Series B Director and Vice Chairman	Since July 17, 2009
Manager, Western Region, Bunge North America Oilseed Processing.  Mr. Schmitt has worked with Bunge over thirty-two years.  Mr. Schmitt received a Bachelor’s degree in business administration from St. Ambrose University.

† The Interested Directors’ terms do not have a specified number of years, as these Directors are nominated by the Series B Member and the Series C Member, as discussed further below under “Certain Relationships and Related Party Transactions.”
‡ The information provided below under “Certain Relationships and Related Party Transactions”, respecting the election of Messrs. Krissek, Schmitt and Hakmiller as Directors, is incorporated into this section by reference.

Director Qualifications

The table below discusses the experiences, qualifications and skills of each of our Directors which led to the conclusion that they should serve as such.  Our Series A directors are nominated by the Board of Directors, following consideration by the Board’ Nominating Committee, and then elected by our Series A members.  The two Series B Board members and the Series C Board member are appointed by Bunge and ICM, respectively, ~~pursuant to~~under the terms of our Operating Agreement.

Director	Experiences, Qualifications and Skills

Series A Directors	Elected by Series A Unit Holders
~~Ted~~Theodore V. Bauer
Mr. Bauer’s background as a farmer and agribusinessman, as well as his past service on a number of civic and corporate boards, including the Iowa Quality Producers Alliance, an organization devoted to value-added agriculture and rural economic development, are important factors qualifying Mr. Bauer as one of the Board’s Series A independent directors.

Michael K. Guttau	Mr. Guttau was recruited to serve as an independent Series A Board member and as the Audit Committee

Financial expert given his background and experience as a banking executive and board member of a number of banking and civic organizations.  Mr. Guttau’s experience includes more than 30 years as a rural banker, providing a long-term view of agriculture and ag-related businesses.

~~Hertbert~~Hubert M. ~~Hauser~~Houser
Senator ~~Hauser~~Houser brings to the Board more than 30 years of experience as a member of the Iowa legislature and the county board in which SIRE is located.  During his career, Senator ~~Hauser~~Houser has developed a reputation as a leader in rural economic development.  He provides significant assistance to the Board in the Company’s interaction with all levels of local and state government and also provides a long-term view of the further development of SIRE’s site and business.

Karol D. King
Mr. King, the Board’s Chairman and an independent Director elected by Series A members, has a long career as a farmer and owner of a number of ag-related business.  In addition, Mr. King has held leadership positions in numerous local and national ag producer groups, in particular the Iowa and national corn growers associations.  In these capacities he has participated in the development of the ethanol industry.

~~Series B Directors~~	~~Appointed by Bunge~~
~~Eric L. Hakmiller~~
~~Mr. Hakmiller is Vice-President and General Manager of Bunge Biofuels.  Bunge Biofuels is involved in sourcing and supplying corn, selling DDGS in both domestic and export markets, selling biodiesel and marketing and trading ethanol.  Bunge Biofuels also manages the risk of these volatile commodities to decrease market risk both for its own account and its marketing partners.  Mr. Hakmiller brings this broader market view to his service as a SIRE Board member.~~

~~Tom J. Schmitt~~
~~With more than 32 years of agribusiness experience with Bunge, and in his capacity as Manager of Western Region, Bunge North America Oilseed Processing, Mr. Schmitt brings extensive experience to the Board in oversight of agribusiness facilities.  Mr. Schmitt's current responsibilities include management of the Bunge soy bean crush facility in Council Bluff's, located near SIRE's plant.  This Bunge facility has an annual crush capacity of approximately 77 million bushels and is the largest soy bean crush facility in the United States.~~

~~Series C Directors~~	~~Appointed by ICM~~
~~Greg Krissek~~
~~In his capacity as Director of Government Affairs for ICM, Mr. Krissek is intensely involved in public biofuels issues at the local, state and national level.  In addition to bringing this insight to the Board, in addition to service on the Company’s Board, Mr. Krissek serves on the boards of six private ethanol companies and brings a broad view of ethanol plant operations to the Company.~~

Series B Directors	Appointed by Bunge
Eric L. Hakmiller
Mr. Hakmiller is Vice-President and General Manager of Bunge Biofuels.  Bunge Biofuels is involved in sourcing and supplying corn, selling DDGS in domestic and export markets, selling biodiesel and marketing and trading ethanol.  Bunge Biofuels also manages the risk of these volatile commodities to decrease market risk both for its own account and its marketing partners.  Mr. Hakmiller brings this broader market view to his service as a SIRE Board member.

Thomas J. Schmitt
With more than 32 years of agribusiness experience with Bunge, and in his capacity as Manager of Western Region, Bunge North America Oilseed Processing, Mr. Schmitt brings extensive experience to the Board in oversight of agribusiness facilities.  Mr. Schmitt's current responsibilities include management of the Bunge soy bean crush facility in Council Bluff's, located near SIRE's plant.  This Bunge facility has an annual crush capacity of approximately 77 million bushels and is the largest soy bean crush facility in the United States.

Series C Directors	Appointed by ICM
Gregory P. Krissek
In his capacity as Director of Government Affairs for ICM, Mr. Krissek is intensely involved in biofuels issues at the local, state and national level.  In addition to bringing this insight to the Board, in addition to service on the Company’s Board, Mr. Krissek serves on the board of Growth Energy, a major industry trade group, and the boards of six private ethanol companies and brings a broad view of ethanol plant operations to the Company.

Executive Officers and Key Employee

Name and Age	Position(s) Held with the Company	Length of Time Served	Principal Occupation(s) During Past 5 Years

Brian T. Cahill, ~~56~~57	~~President~~General Manager and Chief ~~Operating~~Executive Officer	Since September, 2009
Executive Vice President, Distillery Innovations Segment, MGP Ingredients, Inc. (“MGP”) (a public company, which provides services in the development, production and marketing of naturally-derived specialty ingredients and alcohol products) from 2007 to 2008; CFO/Vice President of Finance and Administration, MGP, from 2002 to 2007; General Manager, MGP, from 1992 to 2002.  Mr. Cahill received a Bachelor of Science in Accounting from Bradley University and is a Certified Public Accountant.

Karen L. Kroymann, ~~48~~49	Controller	Since June, 2009
Controller, Transgenomic, Inc., (a public company which provides services for DNA lab testing and manufacture-analysis equipment) from 2007 to 2008; Controller, TTI Technologies (a synthetic coal manufacturer) from 2006 to 2007; Asst. Controller, Future Foam (a manufacturer and fabricator of polyurethane foam) from 1999-~~2006).~~2006.  Ms. Kroymann received a Bachelor’s of Arts degree from Mt. St. Clare College, an M.B.A. from the University of Nebraska and is a Certified Public Accountant.

Dan Wych, 35	Plant Manager	Since April, 2008
Operations/Fermentation Coordinator, U.S. Bio Energy/VerSun Energy (a public company which produces ethanol and co-products from corn) from 2006 to 2008; Plant Manager, United Bio Energy (a company that provides services for ethanol plants) in 2006; Production Manager, Little Sioux Corn Processors (a company which produces ethanol and co-products from corn) from 2005 to 2006; Operations/Lab/Safety Manager, Quad County Corn Processors (a company which produces ethanol and co-products from corn) from 2000 to 2005.  Mr. Wych attended Iowa Lakes Community College and completed over 60+ credit hours within their Associated Arts Program.

We have ~~not~~ adopted a code of ethics that applies to our officers and employees.  We do not have a separate code of ethics that applies to our executive officers.

Audit Committee

~~The Board has a~~We have a separately-designated standing Audit Committee ~~which makes recommendations to the Board regarding the engagement of the independent registered public accounting firm for audit and non-audit services; evaluates the independence of the auditors and reviews with the independent auditors the fee, scope and timing of audit and non-audit services.  The Audit Committee presently~~established in accordance with Section 3(a)(58)(A) of the Exchange Act, which operates under a written charter (the “Audit Committee Charter”) and currently consists of Michael K. Guttau (Chair), Theodore V. Bauer and Karol D. King ~~and Ted Bauer.  Each member of the Audit Committee is an Independent Director.   The Audit Committee held four meetings in Fiscal Year 2009.~~.  All of the members of the Audit Committee meet the “independent director” standards applicable to companies listed on the Nasdaq Capital Market (though the Company’s Units are not listed on any exchange or quotation system).  The Board of Directors has determined that Mr. Guttau is an “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K under the Exchange Act.  Among other things, the Audit Committee has the authority for appointing and supervising the Company’s independent registered public accounting firm and is primarily responsible for approving the services performed by the Company’s independent registered public accounting firm and for reviewing and evaluating the Company’s accounting principles and system of internal accounting controls.  A copy of the Audit Committee charter is available on our website at www.sireethanol.com at “Investor Relations”.  The Audit Committee held five meetings in Fiscal Year 2010.

Governance / Compensation Committee

The Governance / Compensation Committee (the “Governance Committee”) operates under a written charter, which the Governance Committee approved on February 15, 2007, and ~~which~~ was adopted by the Board on February 16, 2007 (the “Governance Charter”).  The Governance Charter is ~~not~~ available on our website~~.~~ at www.sireetahnol.com at “Investor Relations.”  The Governance Charter provides that the Governance Committee will annually review and approve our compensation program for our Directors, officers and managers.  The Governance Charter does not exclude from the Governance Committee’s membership Directors who also serve as officers or interested directors.  Presently, the Governance Committee’s membership consists of Messrs. Schmitt (Chair), Bauer, and King.  Accordingly, Messrs. Bauer and King did participate in recommending to the Board the Compensation Policy.  The Governance Charter does provide that the Governance Committee may form and delegate its responsibilities to subcommittees.  As previously discussed above, ~~and the Governance Charter does not contemplate (nor does it prohibit) the use of compensation consultants to assist the Governance Committee~~the Corporate Governance/Compensation Committee uses a compensation consultant (the “Consultant”), from time to time, to assist in its determination of Director, officer and managers’ compensation.

Compensation of Executive Officers

We do not currently provide any Unit options, ~~Unit appreciation rights, non-equity incentive plans,~~ non-qualified deferred compensation or pension benefits to our executive officers.  ~~The~~However, in June 2010, we adopted the Southwest Iowa Renewable Energy Equity Incentive Plan (the “Plan”).  The purpose of the Plan is to allow any officer or employee of the Company to share in the Company’s value through the issuance, from time to time, of Equity Participation Units (“Equity Participation Units”) and/or Unit Appreciation Rights (“Unit Appreciation Rights”) (as further described immediately below in “Long-Term Incentive Compensation”).  Pursuant to the Plan and individual award agreements, the Committee has recommended and the Board has approved the award of 5.11 Equity Participation Units to Mr. Cahill on December 17. 2010.  Mr. Cahill’s award shall vest in full on December 17, 2013.  Under the Plan, the Governance Committee is responsible for designing, reviewing and overseeing the administration of our executive compensation program.  ~~Certain elements of our executive compensation system have not yet been established.~~  Pursuant to the Governance Charter, the Governance Committee approved the compensation terms for Mr. Cahill and Ms. Kroymann when they were hired in ~~2009.~~2009, and has approved all adjustments since that time.

Subsequently, during Fiscal Year 2010, the Governance Committee engaged the Consultant to evaluate the compensation of Mr. Cahill and Ms. Kroymann in relation to other executive officers in comparable positions in the industry.  Additionally, during Fiscal Year 2010, the Governance Committee met with the Consultant and as a Governance Committee to develop a company-wide compensation philosophy based on comparable market data and establishment of a management evaluation process.

~~The~~As such, the compensation of our two senior executives is designed to achieve the following objectives: (i) align the interests of executive officers and our Unit holders; (ii) attract, retain and motivate high caliber executive officers; and (iii) pay for performance by linking a significant amount of executive compensation to individual contribution to selected metrics of our business plan.  The following are the main elements of compensation under our agreements with our two senior officers.

● Base Salary: A portion of annual cash compensation is paid as base salary to provide a level of security and stability.  Mr. Cahill’s annual base salary under his employment agreement is $180,000 while Ms. Kroymann is paid $80,000 in base salary under her employment agreement.

● Annual Cash Incentive: We expect that a significant portion of the annual cash compensation paid to the executive officers will be directly related to the achievement of individual performance goals and contributions.  ~~While awards~~Awards were available for ~~2009, none were made.  The Governance Committee has not yet established the incentive criteria generally or the specific details for our two executive officers.●~~ Long-Term Incentive Compensation~~:  We intend to develop a long-term incentive compensation program for our senior executives, which will include an equity component.~~  2010 and were made to employees in November, 2010.

● Long-Term Incentive Compensation:  As mentioned above, On June 30, 2010, our Board adopted the Plan for the purpose of attracting and retaining key personnel.  The Plan is designed to allow Participants, who consist of any officer or employee, to share in our value through the issuance of Equity Participation Units and/or Unit Appreciation Rights.  Each award will be granted pursuant to an individual award agreement, which will set forth the number of units or rights granted, the book value of our Series A Units as of the grant date for purposes of valuing each Equity Participation Unit or Unit Appreciation Right, the fiscal year for which the Equity Participation Unit or Unit Appreciation Right is granted, and any In-Service Payment Date (as defined in the Plan).  All awards will be recommended by our Governance Committee and then approved by the Board.

● Retirement and Welfare Benefits:  We sponsor both a standard 401(k) and Roth 401(k) plan. To be eligible to participate, a new hire ~~has to be employed for one full quarter, and upon satisfying this requirement, the employee is enrolled~~is eligible to participate the first of the ~~following~~ month after their start date. While eligible employees are given an option to enroll, those who do not choose either “yes” or “no” are automatically enrolled in the standard 401(k) plan at 3% withholding.  Under the program, we match the first 3%, and ½ of the next 2%, of the employee’s contributions.  Each participant picks his or her own investment strategy—either the planned grouping of investments or individually selected investments.  We have implemented a basic benefits plan for all full time employees, including medical, dental, life insurance and disability coverage.

Summary Compensation Table

The following table provides all compensation paid ~~to~~in Fiscal 2009 and Fiscal 2010 to persons who served as our executive officers in ~~fiscal years 2009, 2008 and 2007.~~Fiscal 2010.  None of our officers received any ~~bonus,~~ stock or option awards, non-equity incentive plan compensation, or nonqualified deferred compensation in ~~fiscal years 2007, 2008 and 2009.~~Fiscal 2009 or Fiscal 2010.  Mr. Cahill was awarded 5.11 Equity Participation Units on December 17, 2010 (Fiscal Year 2011) which were valued as of September 30, 2010 at $3,914.28 per unit.  These units must vest over three years before Mr. Cahill may receive a payout under the Plan.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Brian Cahill, President and CEO	2010 2009	$184,662 $6,428(~~4~~3)	$15,000					$2,000(1) $15,000(~~3~~2)	$201,662 $21,428

~~Mark Drake, President and CEO(7)~~	~~2009~~	~~$150,0000~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$2,905(1)~~	~~$152,905~~
	~~2008~~	~~$150,000~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$19,905(1)~~	~~$169,905~~
	~~2007~~	~~$150,000~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$37,080(2)~~	~~$187,080~~

~~James M. Lay, President and CEO~~	~~2009~~	~~$70,100~~	~~$15,039(6)~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$85,139~~

Karen L. Kroymann, Controller	2010 2009	$93,182 $21,538(~~5~~4)	$10,000						$103,182 $21,538

~~Cindy Patterson, CFO(8)~~	~~2009~~	~~$100,000~~	~~$10,000~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$110,000~~
	~~2008~~	~~$100,000~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$100,000~~
	~~2007~~	~~$90,000~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$0~~	~~$25,000(3)~~	~~$115,000~~

(1)	This amount reflects our cost to provide a vehicle for Mr. ~~Drake~~Cahill’s use.
~~(2)~~
~~This amount constitutes reimbursements for the officer’s relocation expenses in the amount of $30,000 and the cost of providing the officer with a vehicle in the approximate amount of $7,080 for fiscal year.~~

~~(3~~
(2)	This amount is a signing bonus for the officer.
(3)	Mr. Cahill’s annual base salary was $180,000 in 2009.
(4)	~~Mr. Cahill’s annual base salary is $180,000.~~Ms. Kroymann’s annual base salary was $80,000 in 2009.
~~(5)~~	~~Ms. Kroyman’s annual base salary is $80,000.~~

~~(6)~~	~~Mr. Lay received a $15,039 bonus from Bunge as a result of his performance as our President and CEO. This bonus was paid by Bunge, but as a result of fees paid to Bunge by us.~~
~~(7)~~	~~Mr. Drake resigned effective March 24, 2009.~~
~~(8)~~	~~Ms. Patterson resigned effective July 10, 2009.~~

~~In addition, we have entered into employment agreements for certain key personnel.  On April 17, 2008, we entered into an employment agreement with Dan Wych to serve as our Plant Manager and we pay Mr. Wych a base salary of $100,000 per year.  We have offered Mr. Wych a number of other customary benefits, including signing bonuses, reimbursement of relocation expenses, company vehicles and our standard benefits package.~~

Compensation of Directors

~~We do~~During fiscal years 2007 - 2010, we did not provide our Directors with any equity or equity option awards, nor any non-equity incentive payments or deferred compensation.  ~~We have agreed to issue one membership Unit to each of our two current executive officers and intend to include an equity feature in our CEO compensation arrangements.  It is anticipated that an equity incentive compensation plan incorporating these items will be adopted in 2010.~~  Similarly, we do not provide our Directors with any other perquisites, “gross-ups,” defined contribution plans, consulting fees, life insurance premium payments or otherwise. Following recommendation by Governance Committee and subsequent approval by the Board on March 16, 2007, we pay Directors the following amounts (collectively, the “Compensation Policy”): (i) each Director receives an annual retainer of $12,000, (ii) each Director receives $1,000 per Board meeting attended (whether in person or telephonic), and (iii) ~~once our plant is operational,~~the Compensation Policy has been approved to provide each Director will receive $3,000 per Board meeting attended (whether in person or telephonic), to be implemented at such time when the Company’s financial condition improves, provided that the foregoing amounts in (i) – (iii) shall not exceed $24,000 per Director in any calendar year.  Additionally, the following amounts are paid to Directors for specified services: (i) the Chairman of the Board is paid $7,500 per year, (ii) the Chairman of the Audit Committee and Audit Committee Financial Expert is paid $5,000 per year, (iii) the Chairmen of all other Committees are paid $2,500 per year, and (iv) the Secretary of the Board is paid $2,500 per year.

~~The following table lists the compensation paid in Fiscal Year 2009 to the Directors.~~

Independent Directors

The following table lists the compensation the Company paid in Fiscal Year 2010 to its Directors who are considered “independent” under standards applicable to companies listed on the Nasdaq Capital Market (though the Company’s Units are not listed on any exchange or quotation system) (the “Independent Directors”).

Name	Fees Earned or Paid in Cash	All Other Compensation	Equity or Non-Equity incentives	Total

~~Ted~~Theodore V. Bauer	$26,500	$0	$0	$26,500
Hubert M. Houser	$26,500	$0	$0	$26,500
Karol D. King	$31,500	$0	$0	$31,500
Michael K. Guttau	$29,000	$0	$0	$29,000

Interested Directors

The following table lists the compensation the Company paid in Fiscal Year 2010 to its Directors who are not considered “independent” under standards applicable to companies listed on the Nasdaq Capital Market (though the Company’s Units are not listed on any exchange or quotation system) (the “Interested Directors”).

Name	Fees Earned or Paid in Cash	All Other Compensation	Equity or Non-Equity incentives	Total

~~Bailey Ragan†~~	~~$21,875~~	~~$0~~	~~$0~~	~~$21,875~~
Eric L. Hakmiller†	$~~4,625~~26,500	$0	$0	$~~4,625~~26,500

~~Tom J. Scmitt†~~	~~$4,625~~	~~$0~~	~~$0~~	~~$4,625~~
~~Michael M. Scharf~~Thomas J. Schmitt†	$~~21,875~~26,500	$0	$0	$~~21,875~~26,500
~~Greg~~Gregory P. Krissek	$24,000	$0	$0	$~~23,000~~24,000

† The Directors fees payable to the Interested Directors are paid directly to their corporate employers at such Directors’ request, and the Interested Directors do not receive any compensation from us for their service as Directors.

Compensation Committee Interlocks and Insider Participation

Presently, the Governance Committee’s membership consists of Messrs. Schmitt (Chair), Bauer, and King.  None of our executive officers served, during Fiscal Year 2009 of Fiscal 2010: (i) on a compensation committee of another entity which had an executive officer serving on the Governance Committee; (ii) as a director of another entity which had an executive officer serving on the Governance Committee; or (iii) as a member of a compensation committee of another entity which had an executive officer who served as a Director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED MEMBER MATTERS.

As of December 31, ~~2009,~~2010, there were 8,805 Series A Units, 3,334 Series B Units, and 1,000 Series C Units issued and outstanding.  The following table sets forth certain information as of December 31, ~~2009,~~2010, with respect to the Unit ownership of: (i) those persons or groups (as that term is used in Section 13(d)(3) of the Exchange Act) who beneficially own more than 5% of any Series of Units, (ii) each Director of the Company, and (iii) all Officers and Directors of the Company, nine in number, as a group.  The address of those in the following table is 10868 189th Street, Council Bluffs, Iowa 51503.  ~~Messrs~~Mr. ~~King,~~ Cahill~~, Bauer~~ and Ms. Kroymann serve in the capacity of executive officers.  Except as noted below, the persons listed below possess sole voting and investment power over their respective Units.  The following does not reflect any Units which may be issued to Bunge and ICM, respectively, under the terms of the ~~Term~~Holdings Note and ~~Series C Agreement~~ICM Note, respectively, or the unit issuance agreements.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Series A	~~Ted~~Theodore V. Bauer	36 Units1	0.41%
Series A	Hubert M. Houser	39 Units2	0.44%
Series A	Karol D. King	29 Units3	0.33%
Series A	Michael K. Guttau	12 Units4	0.14%
--	Brian T. Cahill	-0-	--
--	Karen L. Kroymann	-0-	--
--	Eric L. Hakmiller	-0-	--
--	~~Tom~~Thomas J. Schmitt	-0-	--
--	~~Greg~~Gregory P. Krissek	-0-	--
Series B	Bunge North America, Inc.	3334 Units	100%
Series C	ICM, Inc.	1000 Units	100%

Series A	All Officers and Directors as a Group	116 Units	1.92%

____________________________________
1 These Series A Units are owned jointly by Mr. Bauer and his wife, Donna Bauer.
2 These Series A Units are owned jointly by Mr. Houser and his wife, Paula Houser.
3 These Series A Units are owned jointly by Mr. King and his wife, Rozanne King.
4 These Series A Units are owned jointly by Mr. Guttau and his wife, Judith Guttau.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Bunge

On November 1, 2006, in consideration of its agreement to invest $20,004,000 in us, Bunge purchased the only Series B Units under an arrangement whereby we would (i) enter into various agreements with Bunge or its affiliates discussed below for management, marketing and other services, and (ii) have the right to elect a number of Series B Directors which are proportionate to the number of Series B Units owned by Bunge, as compared to all Units.  Under the Operating Agreement, we may not, without Bunge’s approval (i) issue additional Series B Units, (ii) create any additional Series of Units with rights which are superior to the Series B Units, (iii) modify the Operating Agreement to adversely impact the rights of Series B Unit holders, (iv) change the our status from one which is managed by managers, or change back to manager management in the event the status is changed to member management, (v) repurchase or redeem any Series B Units, (vi) take any action which would cause a bankruptcy, or (vii) approve a transfer of Units allowing the transferee to hold more than 17% of our Units or to a transferee which is a direct competitor of Bunge.

Under ~~an agreement we entered into with Bunge at the time of the initial Bridge Loan~~a Series E Unit Issuance Agreement dated March 7, 2008 (the “Series E Agreement”), if Bunge made a Bridge Loan payment, we were required to immediately issue Series E Units to Bunge based on a Unit price that is equal to the lesser of $3,000 or one half (1/2) of the lowest purchase price paid by any party for a Unit who acquired (or who has entered into any agreement, instrument or document to acquire) such Unit as part of any offering of Units after the date of the agreement but prior to the date of any Bridge Loan payment made by Bunge.  ~~This agreement~~The Series E Agreement was terminated effective July 17, 2009.

Holdings agreed to extend ~~the Term Note to us, due in five years,~~us a Subordinated Term Note, dated August 26, 2009 (the “Original Holdings Note”), due on August 31, 2014, repayment of which is subordinated to the Credit Agreement.  ~~The Term Loan~~On June 23, 2010, we amended and restated the Original Holdings Note by issuing the Holdings Note to Holdings, which increased the principal amount of such note to $28,106,578.97 (representing outstanding principal plus accrued interest through the most recent interest payment date) and amended Holding’s right to proceeds from the sale or issuance of equity or debt securities during such time as Holdings holds Series U Units.  The Holdings Note is convertible into Series U Units, at the option of Holdings, at the price of $3,000 per Unit.  Interest ~~will accrue~~accrues at the rate of 7.5 percent over six-month LIBOR.  Principal and interest may be paid only after payment in full under the Credit Agreement.  ~~To the extent we issue Notes in this offering, Holdings has agreed to allow us to repay the Term Note with the proceeds we receive.~~As of September 1, 2010, approximately $29,220,130 was outstanding under the Holdings Note.  The greatest amount outstanding during the last three fiscal years under the Original Holdings Notes and the Holdings Note was $29,220,130, beginning on September 1, 2010.  During Fiscal 2009, we paid $0 principal and $0 interest on the Holdings Note, and during Fiscal 2010, we paid $2,000,000 principal and $33,153 interest on the Holdings Note.

On June 23, 2010, we also executed the Holdings Equity Agreement, under which Holdings (i) has preemptive rights to purchase new securities in us and (ii) will receive 76% of the proceeds received by us from the issuance of equity or debt securities.

We entered into the Holdings Revolving Note dated August 26, 2009 with Holdings, providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at our request under the Holdings Revolving Note; amounts in excess of $3,750,000 may be advanced by Holdings in its discretion~~.  As of December 31, 2009, we had no balance on this line of credit. We are required to draw the maximum amount available under the Credit Agreement to pay any outstanding advances under the Revolving Note~~.  Interest will accrue at the rate of 7.5 percent over six-month LIBOR.  While repayment of the Holdings Revolving Note is subordinated to the Credit Agreement, we may make payments on the Holdings Revolving Note so long as we are in compliance with its borrowing base covenant and there is not a payment default under the Credit Agreement. As of September 1, 2010, $0 was outstanding under the Holdings Revolving Note.  The greatest amount outstanding during the last three fiscal years under the Holdings Revolving Note is $2,000,000, and through September 30, 2010 the outstanding balance was $0.  During our Fiscal 2009, we paid $0 principal and $0 interest on the Holdings Revolving Note, and during Fiscal 2010, we paid $2,000,000 principal and $33,153 interest on the Holdings Revolving Note.

We entered into ~~the~~ a Distillers Grain Purchase Agreement dated October 13, 2006 (“DG Agreement”) with Bunge, under which Bunge pays a sales price less transportation costs, rail lease charge and a fixed rate marketing fee for the DDGS we produce.  The DG Agreement ~~continue~~continues until February 2019, when it will automatically renew for successive three-year terms unless a 180-day written notice is given of either party’s election not to renew before the expiration of the initial term or the then-current renewal term.  We are required to pay a minimum annual marketing fee of $150,000.  Beginning on February 1, 2012, the annual minimum amount and the purchase price may be adjusted.  We incurred $977,658 and $467,092 of marketing expenses during Fiscal ~~2009~~2010 and Fiscal 2009, respectively, under the DG Agreement ~~and there were no expenses incurred for the year ended September 30, 2008.~~.

~~We~~On December 15, 2008, we entered into ~~an agreement~~a Supply Agreement (the “Supply Agreement”) with AB to procure all the grain we require.  The agreement continues until 2016 and automatically renews for successive three-year terms unless a 180-day written notice is given by either party.  We pay AB a per-bushel fee for corn procured by AB, subject to an annual minimum fee of $~~675,000 under the agreement~~675,000, which adjusts according to specified indexes after three years.  Expenses under this agreement for Fiscal 2010 and Fiscal 2009 were $~~607,565; $92,714 of this amount is included in accrued expenses at September 30, 2009. There were no fees incurred for the year ended September 30, 2008.~~1,209,887 and $607,565, respectively.  Effective November 17, 2010, AB exercised a contractual right of assignment under the Supply Agreement.  As a result, Bunge is now the successor party to AB for the Supply Agreement.

~~We~~On January 30, 2008, we entered into a Support Services Agreement (the “Support Services Agreement”), under which Bunge ~~agreed to provide~~provides us with engineering support, ~~provide~~provides reports to the Agent and ~~assist~~assists us with requests by the Agent.  We pay, in addition to Bunge’s out of pocket expenses, an hourly fee of $95 for such services.  The term of the Support Services Agreement expired on December 31, 2008, but is being continued on a month to month basis.  Expenses ~~for the years ended September 30, 2009 and 2008 were $38,924 and $101,000, respectively,~~ under the Support Services Agreement for Fiscal 2010 and Fiscal 2009 were $0 and $28,924, respectively.

~~In~~On December~~, 2008, we and Bunge~~ 15, 2009, we entered into ~~other various agreements. Under~~ a Lease Agreement (the “Lease Agreement”)~~, we leased~~ with Bunge, under which we lease from Bunge a grain elevator located in Council Bluffs, Iowa, for approximately $67,000 per month.  Expenses ~~for Fiscal 2009 were $603,474~~ under the Lease Agreement~~, and there were no expenses incurred for the year ended September 30, 2008.~~ for Fiscal 2010 and Fiscal 2009 were $799,964 and $603,474, respectively. In connection with the Lease Agreement, we entered into a grain purchase agreement, under which we purchased the grain inventory at the grain elevator and the grain inventory located in our on-site storage Facility, consisting of approximately 1,900,000 bushels of corn at an approximate market value of $6,000,000.

~~Under~~On December 15, 2008, we entered into the Ethanol Agreement~~,~~ with Bunge (the “Ethanol Agreement”), under which we sell Bunge all of the ethanol we produce, and Bunge purchases the same, up to the Facility’s nameplate capacity of 110,000,000 gallons a year.  We pay Bunge a per-gallon fee for ethanol sold, subject to a minimum annual fee of $750,000 and adjusted according to specified indexes after three years.  The initial term of the agreement continues until August 2012 and it will automatically renew for successive three-year terms unless one party provides the other with notice of their election to terminate 180 days prior to the end of the term.  ~~We incurred expenses of $63,186 during Fiscal 2009~~Expenses under the Ethanol Agreement for Fiscal 2010 and Fiscal 2009 were $773,060 and $63,186, respectively.

~~Under~~On December 15, 2008, we entered into a Risk Management Services Agreement ~~effective January 1, 2009, Bunge agreed to provide~~with Bunge (the “Risk Management Agreement”), under which Bunge provides us with assistance in managing our commodity price risks for a quarterly fee of $75,000.  The agreement has an initial term of three years and will automatically renew for successive three year terms, unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  Expenses ~~for Fiscal 2009 were $225,000 under this agreement and there were no expenses incurred for the year ended September 30, 2008.~~under the Risk Management Agreement for Fiscal 2010 and Fiscal 2009 were $300,000 and $225,000, respectively.

~~In~~On June~~,~~ 25, 2007, we entered ~~into an operating lease agreement~~the Railcar Sublease Agreement with Bunge for the lease of 320 ethanol tank cars and 300 Distillers Grain cars.  The  lease  commenced in January 2009, continues  for  a  term ~~of~~ of ten  years,  and  terminates  upon  the termination  of the final car lease.  On June 26, 2009, we executed the ~~Railcar~~Restated Agreement for the sublease of 325 ethanol cars and 300 hopper cars.  Under the Railcar Agreement, we sublease railcars for terms lasting 120 months and continuing on a month to month basis thereafter. The Railcar Agreement will terminate upon the expiration of all railcar subleases.  The Railcar Agreement reflects changes as a result of Bunge’s purchase and sale/leaseback of railcars from a new railcar equipment lessor other than contemplated in the Railcar ~~Sublease~~ Agreement.  Expenses ~~for Fiscal 2009 were $3,655,498 under the Railcar Agreement, and there were no expenses incurred for the year ended September 30, 2009.~~under this agreement for Fiscal 2010 and Fiscal 2009 were $4,855,683 and $3,655,498, respectively.

In March, 2009, we entered into an agreement with Bunge ~~to provide~~under which Bunge provided an interim President / CEO.  The agreement provided for reimbursement in the annual amount of $150,000 plus monthly expenses.  Expenses for Fiscal 2010 and Fiscal 2009 were $0 and $85,139, respectively.  In addition, $29,039 were included in accrued expenses for Fiscal 2009 under this agreement, and there were no expenses incurred for ~~the year ended September 30, 2009.~~Fiscal 2010.  We hired a new General Manager effective September 8, 2009 thus terminating this agreement with Bunge, effective September 8, 2009.

On November 12, 2010, we entered into the Corn Oil Agreement, pursuant to which Bunge will market corn oil extracted at our facility, so long as our corn oil meets the mutually agreed production standards.  The Corn Oil Agency Agreement commences on the date the Tricanter Equipment (as defined below) begins producing commercial viable quantities of corn oil and continues for three years thereafter.  The Corn Oil Agency Agreement will automatically renew for subsequent three year period, unless either party provides at least 180 days written notice of non-renewal prior to expiration of the then-current term.  Under the Corn Oil Agency Agreement, Bunge has the option of buying corn oil from us for it’s own account, including for resale to third parties.  In the event Bunge purchases corn oil from us for its own account, Bunge will pay the fair market value of the corn oil, as determined by us and Bunge.  For its efforts in marketing our corn oil, we will pay Bunge a marketing fee based on the amount of corn oil sold; provided, however, that at such times as the amount outstanding under the Holdings Revolving Note equal or exceed $1,000,000, we will pay Bunge a higher marketing fee based on the amount of corn oil sold.  Furthermore, from time to time, Bunge may buy corn oil for its own account, and in all such cases, such purchases will be at the current fair market value of such corn oil.  Beginning on the third anniversary of the effective date of the Corn Oil Agency Agreement, the marketing fee paid will be adjusted based on the change in a specified formula.  As of December 31, 2010, we have not paid any fees to Bunge under the Corn Oil Agency Agreement.

ICM

On November 1, 2006, in consideration of its agreement to invest $6,000,000 in us, ICM became our sole Series C Member.  As part of ICM’s agreement to invest in our Series C Units, the Operating Agreement provides that we will not, without ICM’s approval (i) issue additional Series C Units, (ii) create any additional Series of Units with rights senior to the Series C Units, (iii) modify the Operating Agreement to adversely impact the rights of Series C Unit holders, or (iv) repurchase or redeem any Series C Units.  Additionally, ICM, as the sole Series C Unit owner, is afforded the right to elect one Series C Director to the Board so long as ICM remains a Series C Member.  Greg Krissek is the current Series C Director elected by ICM.

~~We~~On March 7, 2008, we entered into a Series C Unit Issuance Agreement with ICM, which we subsequently amended, in order to provide ICM with the option to convert any amount due under ~~the Bridge Loan~~a debt obligation which ICM is required to pay into subordinated debt, on the same terms and conditions as the ~~Term Note.~~ICM Note.  The Series C Issuance Agreement has since been terminated.

~~We~~On September 25, 2006, we entered into the ICM Contract for a lump-sum contract price of $118,000,000.  As of September 30, 2009 and 2008, we incurred approximately $~~147,608,000~~147,656,016 and $134,025,000 of construction costs, respectively, under the ICM Contract.  We had a total of approximately $~~700,000~~697,770 of retainage payable as of September 30, 2009 under the ICM Contract.  We had no retainage payable as of September 30, 2010 under the ICM Contract.

On June 23, 2010, we entered into the Loan Satisfaction Agreement with a prior lender and ICM under which ICM paid a prior debt obligation of $8,773,299.75.  In connection with that agreement, we issued the ICM Note in the amount of $9,969,816, which is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  As of September 30, 2010, there was approximately $10,061,422 outstanding under the ICM Note.  The greatest amount outstanding during the last three fiscal years under the ICM Note is 10,061,422, on September 1, 2010.  During Fiscal 2010, we paid $0 and principal and $0 interest on the ICM Note, and during Fiscal 2009, we paid $0 principal and $0 interest on the ICM Note.

Additionally, to induce ICM to agree to the ICM Note, we entered into the ICM Equity Agreement on June 17, 2010, whereby ICM (i) retains preemptive rights to purchase new securities in us and (ii) receive 24% of the proceeds received by us from a sale or issuance of equity or debt securities.

On July 13, 2010, we entered into a Joint Defense Agreement (the “Joint Defense Agreement”) with ICM, which contemplates that we may purchase from ICM one or more Tricanter centrifuges (the “Centrifuges”).  Because such equipment has been the subject of certain legal actions regarding potential patent infringement, the Joint Defense Agreement provides as follows: (i) that the parties may, but are not obligated to, share information and materials that are relevant to the common prosecution and/or defense of any such patent litigation regarding the Centrifuges (the “Joint Defense Materials”), (ii) that any such shared Joint Defense Materials will be and remain confidential, privileged and protected (unless such Joint Defense Materials cease to be privileged, protected or confidential through no violation of the Joint Defense Agreement), (iii) upon receipt of a request or demand for disclosure of Joint Defense Material to a third party, the party receiving such request or demand will consult with the party that provided the Joint Defense Materials and if the party that supplied the Joint Defense Materials does not consent to such disclosure then the other party will seek to protect any disclosure of such materials, (iv) that neither party will disclose Joint Defense Materials to a third party without a court order or the consent of the party who initially supplied the Joint Defense Materials, (v) that access to Joint Defense Materials will be restricted to each party’s outside attorneys, in-house counsel, and retained consultants, (vi) that Joint Defense Materials will be stored in secured areas and will be used only to assist in prosecution and defense of the patent litigation and (vii) if there is a dispute between us and ICM, then each party waives its right to claim that the other party’s legal counsel should be disqualified by reason of this the Joint Defense Agreement or receipt of Joint Defense Materials.  The Joint Defense Agreement will terminate the earlier to occur of (i) upon final resolution of all patent litigation and (ii) a party providing ten (10) days advance written notice to the other party of its intent to withdraw from the Joint Defense Agreement.  No payments have been made by either party under the Joint Defense Agreement.

On August 25, 2010, we entered into a Tricanter Purchase and Installation Agreement (the “Tricanter Agreement”) with ICM, pursuant to which ICM sold us a tricanter oil separation system (the “Tricanter Equipment”) and installed the equipment at our ethanol plant in Council Bluffs, Iowa.  The Tricanter Equipment separates corn oil from the post-fermentation syrup stream as it leaves the evaporators of the ethanol plant. The corn oil is then routed to storage tanks, and the remaining concentrated syrup is routed to the plant’s syrup tank. Depending on our end users, the corn oil can be marketed as either a feed additive or a biodiesel feedstock. Because of the process we will be utilizing, the corn oil is not viable as a food grade commodity without further processing. In the Agreement, ICM has agreed to indemnify and hold us harmless from all claims, demands, liabilities, actions, litigations, losses, damages, costs and expenses (including reasonable attorneys’ fees) arising out of the infringement of adversely owned patents, copyrights or any other intellectual property rights in connection with our purchase and/or use of the Tricanter Equipment. As of December 31, 2010 we have paid $2,592,500 to ICM related to the Tricanter Agreement.

We do not have any policies finalized and adopted by the Board governing the review or approval of related party transactions.

SUMMARY OF OPERATING AGREEMENT

The following summary of certain provisions of the Operating Agreement contains many generalizations and simplifications.  ~~the~~The following summary does not fully describe the provisions mentioned, nor does not include or summarize all of the provisions of the Operating Agreement.  Certain provisions of the Operating Agreement are described elsewhere in this Registration Statement.  ~~No person should PURCHASE THE NOTES without having read carefully the entire~~All section references below are to the Operating Agreement.

Additional Capital Contributions
● No Unitholder is obligated to make any additional capital contributions to the Company or to pay any assessment, other than any unpaid amounts related to such Unitholder’s original capital contribution.  No Units are subject to any calls, requests or demands for capital.  See §2.2.

Capital Accounts
● We maintain a capital account for each Unitholder in accordance with Section 704 of the Code and the regulations adopted thereunder (the “Treasury Regulations”).
● Each Unitholder’s capital account is credited with: (i) such Unitholder’s capital contributions; (ii) such Unitholder’s distributive share of profits and any items in the nature of income or gain which are specially allocated pursuant to the Operating Agreement; and (iii) the amount of any liabilities assumed by such Unitholder or which are secured by any property distributed to such Unitholder.
● Each Unitholder’s capital account is debited with: (i) the amount of money and the gross asset value of any property distributed to such Unitholder under the Operating Agreement; (ii) such Unitholder’s distributive share of losses and any items in the nature of expenses or losses which are specially allocated under the Operating Agreement; and (iii) the amount of any liabilities of such Unitholder assumed by us or which are secured by any property contributed by such Unitholder to the Company.
● If Units are transferred in accordance with Operating Agreement, the transferee succeeds to the capital account of the transferor to the extent it relates to transferred Units.
See §2.3.

Allocations of Profits and Losses	● Profits and losses for each fiscal year are allocated among the Unitholders in proportion to Units held, after giving effect to any special tax allocations. See §§3.1 - 3.6.
Distributions
● During Operation
Subject to the terms and conditions of any applicable loan covenants and restrictions, the Board may, in its discretion, make distributions of “Net Cash Flow” to the Unitholders in proportion to Units held.  “Net Cash Flow” means the our gross cash generated less the portion thereof used to pay or establish reserves for expenses, debt payments, capital improvements, replacements and contingencies, all as reasonably determined by the Board, plus any reduction in the amount of reserves, as may be reasonably determined by the Board.  “Net Cash Flow” may not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but must be increased by any reductions or reserves previously established.
In determining “Net Cash Flow,” the Board will endeavor, but is not required, to provide for cash distributions at such times and in such amounts as will permit the Unit holders to make timely payment of income taxes.  See §§1.10(bb) & 4.1.
● Upon Liquidation
Upon liquidation, to the extent available for distribution, we will distribute cash and other assets to the Unitholders in accordance with the positive balance in their capital accounts, after giving effect to all distributions and allocations for all periods.
If any Unitholder has a deficit balance in its capital account (after giving effect to all contributions, distributions and allocations for all fiscal years, including the fiscal year during which the liquidation occurs), such Unitholder has no obligation to make any contribution to our capital with respect to such deficit, and such deficit shall not be considered a debt owed to us or any other person.  See §§10.2 & 10.3.

~~Additional Capital Contributions~~
~~●  No Unit holder is obligated to make any additional capital contributions to the company or to pay any assessment, other than any unpaid amounts related to such Unit holder’s original capital contribution.  No Units are subject to any calls, requests or demands for capital.  See Section 2.2 to the Operating Agreement.~~

~~Capital Accounts~~
~~●  We maintain a capital account for each Unit holder in accordance with Section 704 of the Internal Revenue Code of 1986, as amended (the “~~Code~~”) and the regulations adopted thereunder (the “~~Treasury Regulations~~”).~~
~~●  Each Unit holder’s capital account is credited with: (i) such Unit holder’s capital contributions; (ii) such Unit holder’s distributive share of profits and any items in the nature of income or gain which are specially allocated pursuant to the Operating Agreement; and (iii) the amount of any liabilities assumed by such Unit holder or which are secured by any property distributed to such Unit holder.~~
~~●  Each Unit holder’s capital account is debited with: (i) the amount of money and the gross asset value of any property distributed to such Unit holder under the Operating Agreement; (ii) such Unit holder’s distributive share of losses and any items in the nature of expenses or losses which are specially allocated under the Operating Agreement; and (iii) the amount of any liabilities of such Unit holder assumed by us or which are secured by any property contributed by such Unit holder to the company.~~
~~●  If Units are transferred in accordance with Operating Agreement, the transferee succeeds to the capital account of the transferor to the extent it relates to transferred Units.~~
~~See Section 2.3 to the Operating Agreement.~~

~~Allocations of Profits and Losses~~
~~●  Profits and losses for each fiscal year are allocated among the Unit holders in proportion to Units held, after giving effect to any special tax allocations.  See Sections 3.1 - 3.6 of the Operating Agreement.~~

~~Distributions~~
~~●~~  During Operation
~~Subject to the terms and conditions of any applicable loan covenants and restrictions, the Board may, in its discretion, make distributions of “Net Cash Flow” to the Unit holders in proportion to Units held.  “Net Cash Flow” means the our gross cash generated less the portion thereof used to pay or establish reserves for expenses, debt payments, capital improvements, replacements and contingencies, all as reasonably determined by the Board, plus any reduction in the amount of reserves, as may be reasonably determined by the Board.  “Net Cash Flow” may not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but must be increased by any reductions or reserves previously established.~~
~~In determining “Net Cash Flow,” the Board will endeavor, but is not required, to provide for cash distributions at such times and in such amounts as will permit the Unit holders to make timely payment of income taxes.  See Sections 1.10(bb) and 4.1 of the Operating Agreement.~~
~~●~~  Upon Liquidation
~~Upon liquidation, to the extent available for distribution, we will distribute cash and other assets to the Unit holders in accordance with the positive balance in their capital accounts, after giving effect to all distributions and allocations for all periods.~~
~~If any Unit holder has a deficit balance in its capital account (after giving effect to all contributions, distributions and allocations for all fiscal years, including the fiscal year during which the liquidation occurs), such Unit holder has no obligation to make any contribution to our capital with respect to such deficit, and such deficit shall not be considered a debt owed to us or any other person.  See Sections 10.2 and 10.3 of the Operating Agreement.~~

Board of Directors
●  Our management is vested in a Board of Directors, comprised of seven members.  Board members are not required to be Members.  The Board directs all of our business and affairs, except to the extent the Operating Agreement expressly gives the Members decision-making power.  See ~~Sections 5.1 and 5.2 of the Operating Agreement.~~§§5.1 & 5.2.

●  Members holding Series B Units have the right, voting as a class, to elect the number of Directors (the “Series B Directors”) which bears the same proportion to the total number of Directors as the total number of Series B Units owned by such Members bears to the total number of Units then outstanding, rounded to the nearest whole number of Directors; provided, however, that the Members holding Series B Units ~~shall~~ have the right to elect at least one Director.

●  Members holding Series C Units have the right, voting as a class, to elect one Director (the “Series C Director”).

●  Member(s) holding Series U Units have the right, voting as a class, to elect one Director (the “Series U Director”).  If Bunge is the holder of any Series U Units, Bunge will have the right to elect one Director plus such additional number of Directors determined in the following manner: (i) during such time as the total number of Series B Units, Series U Units and any other Units owned by Bunge equals or exceeds 30%, but is less than 57%, of the total number of Units then outstanding, Bunge may elect one additional Director, (ii) during such time as the total number of Series B Units, Series U Units and any other Units owned by Bunge equals or exceeds 57%, but is less than 71%, of the total number of Units then outstanding, Bunge may elect two additional Directors, (iii) during such time as the total number of Series B Units, Series U Units and any other Units owned by Bunge equals or exceeds 71%, but is less than 86%, of the total number of Units then outstanding, Bunge may elect three additional Directors, and (iv) during such time as the total number of Series B Units, Series U Units and any other Units owned by Bunge equals or exceeds 86% of the total number of Units then outstanding, Bunge may elect four additional Directors.

●  Any Member holding Series U Units (other than Bunge) will have the right to elect that number of Directors determined in the following manner: (i) during such time as the total number of Series U Units owned by such Member equals or exceeds 20%, but is less than 40%, of the total number of Units then outstanding, such Member may elect one Director, (ii) during such time as the total number of Series U Units owned by such Member equals or exceeds 40%, but is less than 60%, of the total number of Units then outstanding, such Member may elect two Directors, (iii) during such time as the total number of Series U Units owned by such Member equals or exceeds 60%, but is less than 80%, of the total number of Units then outstanding, such Member may elect three Directors, and (iv) during such time as the total number of Series U Units owned by such Member equals or exceeds 80% of the total number of Units then outstanding, such Member may elect four Directors.

●  Members holding Series A Units have the right, voting as a class, to elect the remaining number of Directors (“Series A Directors”) which are not elected by the Members holding Series U Units, Series C Units, Series B Units or other series of Units that may be granted the right to elect a Director(s).
~~Sections~~ See §§5.3(a), (b), (c) ~~and~~& (d)  ~~of the Operating Agreement~~.

●  The Series A Directors serve four year staggered terms.  The Series B, C and U (if elected) Directors hold office indefinitely.  See ~~Section~~ §§5.3(a), (b), (c) ~~and~~& (d) ~~of the Operating Agreement~~.

●  Nominees for a Director position up for election are named by the then-current Directors or by the Nominating Committee.  Nominations may also be made by any Member entitled to vote in the election of Directors.  Any Member that intends to nominate a person for election as a Director must give written notice 120 calendar days prior to the one year anniversary of the date on which we delivered the prior year’s proxy statement or notice of annual meeting to the Members.  The notice must contain certain specified information.  See ~~Section~~ §5.3(e) ~~of the Operating Agreement~~.

●  A Director may be removed by the Members, with or without cause, by the class of Units which elected such Director, at a meeting called for that purpose.  See ~~Section 5.13 of the Operating Agreement.~~§5.13.

●  The Board may establish reasonable compensation of all Directors for services as Directors, officers or otherwise, and to provide for reimbursement to Directors of their reasonable expenses.  See ~~Section 5.15 of the Operating Agreement.~~§5.15.

Member Meetings
●  Regular meetings of the Members will be called by the Board not less than once a year and are held at our principal office or such other place designated by the Board.  Members holding at least 30% of the Units may also demand in writing that the Board call a meeting of the Members at any time.  See ~~Section 6.6 of the Operating Agreement.~~§6.6.

●  The presence (in person or by proxy or mail ballot) of Members holding at least 25% of the Units is required for the transaction of business at a meeting of the Members.  Voting by mail ballot or proxy is permitted on any matter if authorized by the Directors.  See ~~Section 6.14 of the Operating Agreement.~~§6.14.

Voting Rights of Members
●  The Members are not involved in our day-to-day operations but are entitled to vote on certain matters not in the ordinary course of our business.  These matters include: (i) most amendments to the Operating Agreement; (ii) electing Directors; (iii) removing Directors; (iv) approving the sale of all or substantially all of our assets; (v) approving a merger or consolidation with or into another entity; (vi) approving our dissolution (with the Board’s approval); (vii) making an election to be classified for income tax purposes as an association taxable as a corporation; (viii) causing us to acquire any equity or debt securities of any Director or Member (or any of their affiliates) or make a loan to any such party; (ix) creating or issuing additional Series B Units, Series C Units, Series U Units or any additional series of units; (x) changing our status from manager-managed to member-managed; (xi) repurchasing or redeeming any Series B Units, Series C Units, or Series U Units; (xii) causing us to voluntarily take any action that would cause its bankruptcy; and (xiii) approving the transfer or issuance of Units in certain circumstances.  See ~~Sections~~ §§5.3, 5.4, 5.6, 5.13 ~~and 8.1 of the Operating Agreement.~~& 8.1.

●  Each Member is entitled to one vote for each Unit as to any matter for which a Member is entitled to vote under the Operating Agreement or the ~~Iowa Limited Liability Company~~ Act.  See ~~Section 6.5 of the Operating Agreement.~~§6.5.

●  With respect to elections of Directors, every Member entitled to vote at such election has the right to vote the number of Units owned by him or her for as many persons as there are Directors to be elected and for whose election such Member has a right to vote.  Members do not have cumulative voting rights.  See ~~Section~~ §5.3(a) ~~of the Operating Agreement~~.

●  If a quorum is present at any meeting, any question or matter on which the Members are entitled to vote will be decided by the affirmative vote of a majority of the Units entitled to vote and present at a meeting of the Members, whether in person, by mail ballot or by proxy, unless the vote of a greater of lesser proportion or number is otherwise required by Operating Agreement or the ~~Iowa Limited Liability Company~~ Act.  Voting by proxy or by mail ballot shall permitted only on matters where authorized by the Directors.  See ~~Sections 6.15 of the Operating Agreement.~~§6.15.

●  Any action required or permitted to be taken at a meeting of the Members holding Series B Units may be taken without a meeting, without notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by Members holding the number of Series B Units required to approve such action.  See ~~Section 6.20 of the Operating Agreement.~~§6.20.

●  Any action required or permitted to be taken at a meeting of the Members holding Series U Units may be taken without a meeting, without notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by Members holding the number of Series U Units required to approve such action.  See ~~Section 6.21 of the Operating Agreement.~~§6.21.

Other Rights of Members
●  Subject to applicable confidentiality and security procedures, upon the request of any Member for purposes reasonably related to such Member’s interest as a Member, any Member has the right to inspect and copy: (i) Member and assignee contact information; (ii) contact information for each Director; (iii) our organizational documents; (iv) our federal, state and local income tax and information returns and reports; and (v) our financial statements.   See ~~Sections 7.1 and 7.2  of the Operating Agreement.~~§§7.1 & 7.2.

●  Necessary tax information will be delivered to each ~~Unit holder~~Unitholder as soon as practicable after the end of each fiscal year.  See ~~Section 7.4 of the Operating Agreement.~~§7.4.

●  To the fullest extent permitted by law, each Member disclaims, waives and agrees not to assert: (i) any dissenters~~’~~’ or similar rights; (ii) any right to require partition or appraisal of the Company or its assets, or to cause a sale of our property; or (iii) any right to maintain any action for partition or to compel any sale with respect to such Member’s Units, or with respect to any of our property.  See ~~Section 6.18 of the Operating Agreement.~~§6.18.

Admission of New Members
●  New Members must be approved by the Board.  The Board may refuse to admit any person as a Member in its sole discretion.  Any such admission must comply with the requirements described in the Operating Agreement and is effective only after such person has executed and delivered to us such documentation as determined by the Board to be necessary and appropriate to effect such admission.  Prior to admission as a Member, a prospective Member must agree in writing to be bound by the Operating Agreement and must execute and deliver to us all necessary documentation.  See ~~Section 6.4 of the Operating Agreement.~~§6.4.

Restrictions on Transfers of Units
●  Units are not freely transferable, and all transfers must comply with the transfer restrictions contained in the Operating Agreement and our Unit Transfer Policy.  All transfers are subject to the approval of the Board.  See ~~Section 9.1 of the Operating Agreement.~~§9.1.

Term ~~of the  Company~~;	● We have a perpetual existence, which will continue until our winding up and liquidation in accordance with the Operating Agreement. See ~~Section 1.5 of the Operating Agreement.~~§1.5.

Dissolution
●  We will be dissolved upon the occurrence of any of the following: (i) the affirmative vote of Members holding 66 2/3% of the outstanding Units; or (ii) the entry of a decree of judicial dissolution pursuant to the ~~Iowa Limited Liability Company~~ Act.  See ~~Section 10.1 of the Operating Agreement.~~§10.1.

COMMON EQUITY AND RELATED EQUITY HOLDER MATTERS

As of ~~January 30,~~December 31, 2010, we had (i) 8,805 Series A Units issued and outstanding held by 727 persons, (ii) 3,334 Series B Units issued and outstanding held by Bunge, and (iii) 1,000 Series C Units issued and outstanding held by ICM.  We do not have any established trading market for the Units.  We will use a QMS to provide limited liquidity to its Members, but we will not apply for listing of Units on any stock exchange and the transfer of Units, even via a QMS, will be subject to certain restrictions set forth in the Operating Agreement.  While the Units issued and outstanding as of ~~January 30,~~December 31, 2010 could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), provided all of the conditions imposed by Rule 144 are complied with, the sale of all Units is severely restricted by the Operating Agreement.  We have not agreed to register any Units under the Securities Act for sale by Members, and no Units other than those offered in this offering are being, or have been publicly proposed to be, publicly offered by us.

To date, we have made no distribution to Members, and we cannot be certain when we will be able to make distributions.  Further, our ability to make distributions will be restricted under the terms of the Credit Agreement, as described in “Management Discussion and Analysis of Financial Condition – Liquidity and Capital Resources” above.

~~Under the Series U Agreement,~~The ICM Equity Agreement provides that the holder of Series C Units have the right to purchase their pro-rata share of any Units issued by us, and the Holdings Equity Agreement provides that Bunge has the right to purchase its pro-rata share (based on the holdings of Bunge and its affiliates) of any Units issued ~~at any time after the date of the Series U Agreement.  Under the Series C Agreement, ICM has~~by us.  Furthermore, the Operating agreement provides that the holders of Series B Units and Series U Units have the right to purchase ~~its pro-rata share of any Units issued at any time after the date of the Series C Agreement~~their pro-rata share of any New Securities (as defined below) issued by us.  “New Securities” are Series A Units, and rights, options, or warrants to purchase Series A Units, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Series A Units.  With the exception of the rights of Bunge and ICM under such agreements, we do not have any outstanding options or warrants to purchase, or securities convertible into, Units.

FEDERAL INCOME TAX ASPECTS

General

THIS SECTION SUMMARIZES MATERIAL FEDERAL INCOME TAX MATTERS RELATED TO THE OFFERING.  THE DISCUSSION IS BASED ON EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED REGULATIONS THEREUNDER, CURRENT ADMINISTRATIVE RULINGS AND PUBLISHED PROCEDURES, AND JUDICIAL DECISIONS.  THIS SUMMARY IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, PARTICULARLY BECAUSE CERTAIN OF THE INCOME TAX CONSEQUENCES OF AN INVESTMENT IN US MAY NOT BE THE SAME FOR ALL MEMBERS.  IN PARTICULAR, THIS DISCUSSION PRIMARILY ADDRESSES THE FEDERAL INCOME TAX CONSIDERATIONS OF THE HOLDERS AND INDIVIDUAL MEMBERS WHO ARE CITIZENS OR RESIDENTS OF THE UNITED STATES, AND TO A MORE LIMITED EXTENT THE FEDERAL INCOME TAX CONSIDERATIONS OF CERTAIN CORPORATIONS.  THE DISCUSSION GENERALLY DOES NOT ADDRESS THE SPECIFIC TAX ASPECTS OF AN INVESTMENT IN US BY “NONRESIDENT ALIEN INDIVIDUALS.” PROSPECTIVE MEMBERS ARE URGED TO CONSULT THEIR PERSONAL TAX ADVISORS WITH REFERENCE TO THEIR OWN TAX SITUATION.

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR NO. 230, EACH PROSPECTIVE INVESTOR SHOULD BE INFORMED THAT (i) THIS DISCUSSION IS NOT INTENDED, AND WAS NOT WRITTEN TO BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (ii) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OF MARKETING BY US, AND (iii) EACH PROSPECTIVE MEMBER/NOTE HOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Note Implications

We will pay the principal amount on the Notes on August 31, 2014.  You will report gain or loss in an amount equal to the difference between the amount you receive and your basis in the Note.  If you acquired the Note on its initial issuance, you will likely not recognize any gain or loss on the Note’s redemption.

The Notes will pay interest semi-annually in arrears on January 31st and July 31st.  As described above, ~~the Company has~~we have the option to accrue all or any portion of the interest and add such interest to the outstanding principal balance of the Notes.  ~~Pursuant to~~Under the terms of the Credit Agreement, we are not permitted to make principal or interest payments on the Notes in advance of maturity and payment in full of our obligations under the Credit Agreement.  Purchasers of Notes should anticipate that all payments will be made through PIK Interest.

The Notes will be issued with original issue discount (“OID”), and you will be required to include in income (regardless of whether you are a cash or accrual basis taxpayer) in each taxable year that portion of the OID, computed as discussed below, attributable to each day during such year on which you held the Notes.

The amount of OID with respect to each Note will be equal to the excess of (i) its “stated redemption price at maturity” over (ii) its issue price.  Under the OID Regulations, the “stated redemption price at maturity” of each Note will include all payments to be made in respect thereof, including any stated interest payments, other than “qualified stated interest.”  Payments of qualified stated interest are payments of interest which are unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a qualifying rate, including a single fixed or floating rate.  Because ~~the Company has~~we have the option to accrue all or any portion of the interest payments, all interest on the Notes are be taken into account in the determination of the stated redemption price.  Thus, all of the interest is treated as subject to the OID provisions.

As described above, the annual interest rate for the Notes is generally 7.5 percent over the British Bankers’ Association interest settlement rates for U.S. Dollar deposits for an interest period of six ~~(6)~~ months, reset on each February 1st and August 1st.  Thus, the Notes provide for variable rate interest payments.  The Notes should be considered variable rate debt instruments under the Treasury Regulations.

The Treasury Regulations provide for the creation of an equivalent fixed rate and an equivalent fixed rate debt instrument, permitting the holders to determine a yield that can be used in amortizing OID.  The fixed rate substitute for the OID computation is the variable rate as of the issue date.  The equivalent fixed rate debt instrument has identical terms to those under the actual variable rate debt instrument, except that the equivalent fixed rate debt instrument provides for the fixed rate substitutes in lieu of the variable rate.

For federal income tax purposes, a U.S. holder of a debt instrument issued with OID must include in gross income an amount equal to the sum of the “daily portions” of such OID for all days during the taxable year on which the holder holds the debt instrument.  The daily portions of OID required to be included in a holder’s gross income in a taxable year will be determined upon a constant-yield basis by allocating to each day during the taxable year on which the holder holds the debt instrument a pro-rata portion of the OID on such debt instrument which is attributable to the “accrual period” in which such day is included.  The amount of the OID attributable to each “accrual period” will be the product of the “adjusted issue price” at the beginning of such accrual period and the “yield to maturity” of the debt instrument (stated in a manner appropriately taking into account the length of the accrual period).  The “yield to maturity” is the discount rate that, when used in computing the present value of all payments to be made under the Notes, produces an amount equal to the issue price of the Notes.  The “adjusted issue price” of a debt instrument at the beginning of an accrual period is defined generally as the issue price of the Notes plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments on the debt instrument.  With respect to a Note, such computations are made under the Note’s equivalent fixed rate debt instrument.

Accrual periods with respect to a Note may be of any length and may vary in length over the term of the Note, as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.  The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.  The amount of OID allocable to the final accrual period at maturity of the Note is the difference between (x) the amount payable at the maturity of the Note, and (y) the Note’s adjusted issue price as of the beginning of the final accrual period.

Thus, the amount of the OID includible by you will generally equal the interest computed based upon the fixed rate substitute on the face of the Note.  This amount of interest is then adjusted to reflect the Notes’ floating interest rate, as such rate becomes set.  Accordingly, OID allocable to an accrual period as computed under the equivalent fixed rate debt instrument must be increased (or decreased) if the interest actually accrued or paid during the period exceeds (or is less than) the interest assumed to be accrued or paid under the equivalent rate debt instrument.  Thus, the amount of OID will generally be determined with reference to the interest rate under the Notes, as such rate fluctuates from time to time.

Accordingly, a U.S. ~~holder~~Holder of a Note will be required to include OID in gross income for U.S. federal income tax purposes irrespective of whether cash interest payments are received.  Because the terms of the Credit Agreement prevent us from making principal or interest payments on the Notes in advance of maturity and payment in full of our obligations under the Credit Agreement, purchasers of Notes should anticipate that all payments will be made through PIK Interest and that no interest will be paid in cash.

~~The Company~~We will send to ~~holders of the Notes~~Holders a Form 1099-OID reporting the amount of the Holders OID income.  For example, assume that a person purchases as part of an initial offering a Note with the principal amount of $25,000 on January 1, 2011.  The Note provides for interest to be due and payable semi-annually in arrears on January 31 and July 31 of each year.   The interest on the Note is computed on the basis of a 360 day year and is paid or accrued for the actual number of days elapsed.  ~~The Company has~~We have the option to capitalize and add any or all of the accrued and unpaid interest to the outstanding principal balance of the Note, and this example assumes ~~the Company capitalizes~~we capitalize and ~~adds~~add to principal the accrued interest.  The interest rate on the Note is to be reset on February 1 and August 1 of each year at a rate per annum equal to 7.5% above the LIBOR six-month rate in effect at such time.  Assume that the interest rate on January 1, 2011, is 7.95% (7.5% above a hypothetical six-month LIBOR rate of 0.45% at the time of issuance of the Note ), and the interest rate on the Note increases to 8.0% on February 1, 2011 (7.5% above a hypothetical 2/1/11 six-month LIBOR rate of 0.50%) and remains at such rate for the remainder of 2011.

In the above example, the purchaser will accrue approximately $~~2, 074~~2,074 in interest throughout 2011.  Therefore, the purchaser will receive a Form 1099-OID indicating they received $2,074 of OID interest income from the Company in 2011.  In the example, the equivalent fixed rate substitute is 7.95%, because that is the interest rate at the time of issuance; the amount of OID is adjusted to reflect the increase in the Note~~'~~’s interest rate for a portion of the term.

~~The Company~~We may prepay or redeem the Notes at any time upon the repayment of the outstanding principal.  The OID Regulations contain rules for determining the “maturity date” and the stated redemption price at maturity of an instrument that may be redeemed prior to its stated maturity date at the option of the issuer.  Under the OID Regulations, solely for purposes of the accrual of OID, it is assumed that the issuer will exercise any option to redeem a debt instrument if such exercise will lower the yield-to-maturity of the debt instrument.  ~~The Company anticipates~~We anticipate that ~~it~~we will not be presumed to redeem the Notes prior to their stated maturity under the foregoing rules because the exercise of such option would not lower the yield-to-maturity of the Notes.

In general, upon the redemption of a Note, a ~~holder~~Holder will recognize taxable gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the redemption and (ii) the ~~holder~~Holder’s adjusted tax basis in the Note.  A ~~holder~~Holder’s adjusted tax basis in a Note generally will be equal to the ~~holder~~Holder’s purchase price of such Note, increased by the amount of OID previously taken into income by the ~~holder~~Holder and reduced by the amount of any principal received by the ~~holder~~Holder.  Gain or loss realized on the redemption of a Note generally will be capital gain or loss.  Capital gain recognized by individual ~~holders~~Holders generally will be subject to a maximum Federal income tax rate of (i) 35 percent if the holder held the Note for one year or less, (ii) 15 percent if the ~~holder~~Holder held the Note for more than one year, although this rate is scheduled to increase to 20 percent beginning in 2011.  The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations with respect to the deductibility of capital losses.

The conversion of a Note to Units should not be a taxable transaction.  A ~~holder of a Note~~Holder who converts would include in gross income any OID allocable to the period prior to the conversion, as determined above.

The remainder of this section addresses the federal income tax aspects arising in the event the Notes are converted to Units.

Tax Legislation

Tax proposals continue to be introduced in Congress, and the IRS continues to issue interpretations of such laws.  Many of the proposals involve changes to the tax law that would affect Members.  Further, it can be expected that new legislation will be introduced in Congress.  As of this time it is not possible to predict what changes, if any, will become law. Such changes may have retroactive effect with respect to existing transactions and investments.  Prospective investors should not rely on the prospect that tax benefits provided by existing law will continue to be afforded or that changes in the interpretation of applicable income tax laws will not be made by administrative or judicial action that will adversely affect the tax consequences of an investment in us.  Each prospective investor is urged to consult with his tax advisor concerning the possible effect that such proposals could have on his personal tax situation.

General Taxation of Members

Under the Code, no federal income tax is payable by a partnership as an entity.  Each Member of a limited liability company (“LLC”) that is taxed as a partnership for federal income tax purposes is required to report on his federal income tax return his allocable share (usually as determined by the operating agreement unless its allocation provisions lack “substantial economic effect”) of the income, gains, profits, losses, deductions and credits of such LLC, whether or not any actual distribution is made to such Member.  See “Federal Income Tax Aspects – Member’s Tax Liabilities Could Exceed Distributions.”  Because we are taxed as a partnership for federal income tax purposes, the Members will be treated as partners for tax purposes.  See “Federal Income Tax Aspects – Company Status.” Each Member, other than a tax exempt entity, may deduct his share of our taxable losses, if any, for any company tax year on his individual return to the extent of the adjusted basis of his Units as of the end of such year, subject to the “at risk” rules and all other relevant limitations on the deductibility of our expenses.  See “Federal Income Tax Aspects – Deduction of Losses and Expenses” and “Federal Income Tax Aspects – Personal Tax Consequences.”  The characterization of an item of profit or loss (e.g., as capital gain or ordinary income) will generally be the same for a Member as for us.

Finally, since we may not be able to make cash distributions at the time that a Member has taxable income, Members should not expect to receive any payments from us with which to pay any income taxes due on our income.

Company Status

In General

The avoidance of adverse tax consequences to the Members is dependent upon us being treated as a partnership for federal income tax purposes and not as an association taxable as a corporation under Code ~~Section~~ §7701.  Treasury Regulations ~~Section~~ §301.7701-3 (commonly known as the “Check the Box Regulations”) provides that an unincorporated business entity organized under the laws of the United States or any state thereof with more than one owner will be treated as a partnership, rather than an “association” taxable as a corporation, for federal income tax purposes unless such entity elects otherwise.  Because we have not elected to be taxed as an “association” taxable as a corporation, we intend to be treated as a partnership for federal income tax purposes.  However, we have not and will not request a ruling from the IRS that it will be so classified, nor have we sought an opinion from legal counsel that it is more likely than not that we will be classified as a partnership.

Publicly Traded Partnership

Code ~~Section~~ §7704 treats certain partnerships, the interests of which are either publicly traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof~~) (“publicly traded partnership,” or “PTP”~~) as corporations for federal income tax purposes.  Under Treasury Regulation §1.7704-1(d), interests in a partnership are not considered traded on an established securities market or readily tradable on a secondary market unless the partnership participates in the establishment of the market or the inclusion of its interests in a market, or the partnership recognizes any transfers made on the market by redeeming the transferor partner, admitting transferee as a partner or otherwise recognizing any rights of the transferee.

We do not intend to list any of our Units on the New York Stock Exchange, the NASDAQ Stock Market or any other stock exchange.  The Treasury Regulations provide certain safe harbors, that if satisfied, will allow transfers to occur that will not result in the partnership’s interests to be treated as publicly-traded or treated as readily tradable on a secondary market or the substantial equivalent.  The safe harbors include transfers:

•	In “private” transfers;
•	Pursuant to a qualified matching service; or,
•	In limited amounts that satisfy a 2% test.

“Private” transfers include, among others:

•
Transfers in which the basis of the partnership interest in the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor or is determined under Code §732, related to distributions from a partnership

•	Transfers by gifts in which the transferee’s tax basis in the units is determined by reference to the transferor’s tax basis in the interests transferred;
•	Transfers at death, including transfers from an estate or testamentary trust;
•	Transfers between members of a family as defined in Code §267(c)(4);
•	Transfers from retirement plans qualified under Code §401(a) or an IRA; and
•
“Block transfers.” A block transfer is a transfer by a unit holder and any related persons as defined in the Code in one or more transactions during any thirty-calendar-day period of units that in the aggregate represents more than two percent of the total interests in partnership capital or profits.

Transfers through a qualified matching service, or QMS, are also disregarded in determining whether interests are readily tradable.  A matching service is qualified only if:

•	It consists of a computerized or printed system that lists customers’ bid and/or ask prices in order to match unit holders who want to sell with persons who want to buy;
•	Matching occurs either by matching the list of interested buyers with the list of interested sellers or through a bid and ask process that allows interested buyers to bid on the listed interest;
•
The seller cannot enter into a binding agreement to sell the interest until the 15th calendar day after his interest is listed, which time period must be confirmable by maintenance of contemporaneous records;

•
The closing of a sale effectuated through the matching service can not occur prior to the 45th calendar day after the interest is listed, which time period must be confirmable by maintenance of contemporaneous records;

•
The matching service displays only quotes that do not commit any person to buy or sell an interest at the quoted price (nonfirm price quotes), or quotes that express an interest in acquiring an interest without an accompanying price (nonbinding indications of interest), and does not display quotes at which any person is committed to buy or sell an interest at the quoted price;

•	The seller’s information is removed within 120 days of its listing and is not reentered into the system for at least 60 days after its deletion; and
•	The sum of the percentage interests transferred during the entity’s tax year, excluding private transfers, cannot exceed ten percent of the total interests in partnership capital or profits.

We will utilize a QMS.

In addition, interests are not treated as readily tradable if the sum of the percentage of the interests transferred during the entity’s tax year, excluding private transfers, does not exceed two percent of the total interests in partnership capital or profits.  The Operating Agreement provides that Members must receive the consent of the Board prior to any transfer of Units, and the Board has adopted the Unit Transfer Policy, pursuant to which it will not approve any transfer of Units that would result in our being treated as a publicly traded partnership.  Thus, we should not be treated as a PTP.

If we are classified as an association taxable as a corporation instead of as a partnership, for any year, we would be subject to federal income tax on its taxable income at rates up to 35% and any applicable state and local taxes; distributions to investors would be taxable as dividends to the investors to the extent of our current and accumulated earnings and profits and would not be deductible by us; and our deductions, if any, would be allowed only us, rather than being passed through to the Members.  If designated by ~~the Company~~us, such dividends may qualify (provided holding period and certain other requirements are met) for the dividends received deduction in the case of corporate stockholders under Section 243 of the Code.  In the case of individual stockholders for taxable years beginning on or prior to December 31, 2010, such dividends may qualify as qualified dividend income eligible to be taxed at reduced rates under Section 1(h)(11) of the Code (which provided for a maximum fifteen percent (15%) rate), provided certain holding period and other requirements are met.  Under current law, the qualified dividend income will cease to apply for taxable years beginning after December 31, 2010; beginning in 2011, such dividends (including amounts treated as qualified dividends under the law currently in effect) would be taxed as ordinary income.

The remainder of this discussion of “Federal Income Tax Aspects” assumes that we will be classified as a partnership, and not as a corporation, for federal income tax purposes.  Thus, the following rules applicable to partnerships and their partners will apply to us and our Members unless otherwise indicated.

Taxation of Members on Company Profits and Losses

As long as we remain an LLC and maintain our status as a partnership for federal income tax purposes, we generally will not be subject to federal income tax at the entity level.  Rather, each investor, in computing his federal income tax liability for a taxable year, will be required to take into account his allocable share of all items our income, gain, loss, deduction, and credit for the taxable year of the company ending within or with his taxable year, regardless of whether he has received any distributions from us. The characterization of an item of income or loss usually will be determined at the company level rather than the Member level.  The Members may also be subject to state income tax with respect to our income. However, investors should consult their own tax advisors. We make no representations or warranties with respect to the tax effect of distributions to the investors.

Taxable Year

We intend to seek a calendar year end for U.S. federal income tax purposes.   Code ~~Section~~ §706(b) provides that a partnership’s taxable year shall be the same taxable year, if any, as the taxable year of one or more of its partners which in the aggregate have more than a 50% interest in the partnership’s profits and capital.  If the partnership’s taxable year is not determined under the preceding sentence, the partnership’s taxable year shall be the taxable year of all of the principal partners.  For these purposes, a principal partner is a partner having a 5% or more interest in partnership profits or capital.  If the two preceding requirements do not establish a taxable year, Treasury Regulation § 1.706-1(b)(2)(c) requires the partnership to use the taxable year which results in the least aggregate deferral of income to the partners. We expect to have a calendar year end because ~~the Company anticipates~~we anticipate most of ~~its~~our investors will have a calendar year end.

Allocations

The federal income tax law generally provides that a partner’s share of the partnership’s income, gain, loss, deduction or credit is determined by the partnership agreement.  However, if the partnership agreement’s allocation does not have “substantial economic effect,” the allocation shall be determined in accordance with the partner’s “interest in the partnership.”  The IRS has promulgated extensive regulations (“the 704(b) Regulations”) interpreting whether allocations of partnership items have substantial economic effect.  The 704(b) Regulations contain a two part test for determining whether an allocation has substantial economic effect.

First, it must be determined whether an allocation has economic effect.  If so, a second determination must then be made as to whether the economic effect is substantial.  Under the 704(b) Regulations, allocations of partnership income, gain, loss, deduction or credit will have “economic effect” only if throughout the full term of the partnership: (i) the partnership determines and maintains the partners’ capital accounts in accordance with the 704(b) Regulations; (ii) upon the partnership’s liquidation (or the liquidation of a partner’s interest in the partnership), liquidating distributions are required to be made in accordance with the positive capital account balances of the partners; and (iii) any partner with a deficit in his capital account following the liquidation of his interest in the partnership must be unconditionally obligated to restore the amount of the deficit balance to the partnership, which amount shall be paid to creditors of the partnership or distributed to other partners in accordance with their positive capital account balances (a “Deficit Capital Account Make-Up Provision”).

If the partnership agreement does not provide for a Deficit Capital Account Make-Up Provision, the 704(b) Regulations provide for an alternative economic effect safe harbor.  Under this alternative economic effect test, allocations to a partner will be respected even though the partnership agreement does not impose a Deficit Capital Account Make-Up Provision if items (i) and (ii) above are satisfied and the partnership agreement contains a “Qualified Income Offset” provision. Under a Qualified Income Offset provision, a partner may not be allocated losses or deductions which result in the partner having a negative capital account and, if such partner unexpectedly receives an adjustment or allocation of loss or deduction or a distribution which results in, or increases, a deficit capital account, such partner will be allocated items of gross income and gain in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

Second, the 704(b) Regulations provide the economic effect of an allocation is substantial if there is a reasonable possibility that the allocation will effect substantially the dollar amounts to be received by the partners from the partnership, independent of tax consequences. A shift in income tax consequences which is disproportionately large in relation to the shift in economic consequences will result in an allocation which does not have substantial economic effect.

The allocations of losses or deductions to partners attributable to nonrecourse debt (“nonrecourse allocations”) cannot have substantial economic effect because the creditor, rather than the partners, bears the economic risk of such losses. Therefore, the 704(b) Regulations require that nonrecourse deductions be allocated in accordance with the partner’s interest in the partnership.  The 704(b) Regulations provide the following safe harbor rule: nonrecourse allocations are deemed to be made in accordance with partners’ interests in the partnership if (i) partners with deficit capital accounts have an unconditional obligation to restore their capital account deficit or (ii) agree to a qualified income offset provision, and the following criteria are satisfied:

(i)	the two conditions set out above with regard to the maintenance of capital accounts and the provision for liquidating distributions in accordance with positive capital account balances are satisfied;
(ii)
the partnership agreement provides that nonrecourse allocations are made in a manner that is reasonably consistent with allocations which have substantial economic effect of some other significant partnership item attributable to partnership property securing the nonrecourse liabilities;

(iii)	the partnership agreement contains a minimum gain chargeback provision; and
(iv)	all other material allocations and capital account adjustments under the partnership agreement satisfy the 704(b) Regulations.

If an allocation does not qualify under this safe harbor, then the allocation must be made in accordance with the partners’ overall economic interests in the partnership.

Nonrecourse allocations are defined as the net increase in partnership “minimum gain” for each taxable year, reduced (but not below zero) by the aggregate distributions of proceeds of a nonrecourse liability made during the year that are allocable to an increase in partnership minimum gain.  Minimum gain is the difference between the amount of a nonrecourse liability securing a property and the adjusted basis of such property. A minimum gain chargeback provision generally requires that in any year in which there is a net decrease in partnership minimum gain, each partner must be allocated items of partnership income and gain equal to that partner’s share of the net decrease in minimum gain.  The 704(b) Regulations also provide that a partner’s share of minimum gain is treated as if the partner is obligated to restore such amount to its capital account. The 704(b) Regulations provide that debt held or guaranteed by any partner (or related party) will not be treated as nonrecourse debt.  Accordingly, losses and deductions attributable to such debt must be allocated to the partner holding or guaranteeing the debt (or held or guaranteed party).

In certain circumstances, such as an additional contribution by a new or current partner in exchange for a greater interest in the company (such as this offering), capital accounts of the current Members will be adjusted consistent with the 704(b) Regulations to reflect unrealized appreciation or depreciation in the value (a “Revaluation”) of our property at the time of the capital contributions.  Where a Revaluation is made, the capital accounts of the Members must be maintained on a book basis which differs from a tax basis.  A Revaluation may increase or decrease the capital accounts of certain Members, which will affect the distribution of liquidation proceeds among Members.  Thus, following a Revaluation, Members will not share in liquidation proceeds based upon their previous capital contribution amounts, but based on the adjusted capital accounts.

In addition, a Revaluation could impact the amounts of income, gain, loss and deduction allocated among the Members for tax purposes.  The 704(b) Regulations require that the tax allocations reflect the differences between the Members’ share of the book basis of the assets and the tax basis in making the tax allocations of income, gain, loss and deduction.  If the Revaluation results in a book up of the current Members’ capital accounts and we use the “ceiling rule” under the Regulations, which rule provides that the total income, gain, loss, or deduction allocated to partners for a taxable year with respect to a property cannot exceed the total partnership income, gain, loss, or deduction with respect to that property for the taxable year, an investor’s allocation of income or gain may be greater (or loss or deduction may be less) than anticipated.  Therefore, investors in this offering may not realize tax benefits from their Units in amounts that relate to the amount of their investment in us.

The Operating Agreement includes provisions generally designed to comply with the 704(b) Regulations’ requirements.  The Operating Agreement provides generally that the maintenance of the Members’ capital accounts is intended to comply with the 704(b) Regulations. The Operating Agreement generally provides that Profits and Losses are to be allocated among the Members in proportion to Units held. The Operating Agreement contains minimum gain chargeback provisions and Qualified Income Offset provisions.  Liquidating distributions are to be made in accordance with the positive balance of the Members’ capital accounts.  Thus, we believe that the allocations under the Operating Agreement should satisfy the requirements for substantial economic effect or the allocations should be in accordance with the Members’ interest in us and our allocation of non-recourse deductions should be respected.  However, if they are not, the IRS may reallocate our allocations of income, gain, loss and deductions among the Members.  It is possible that such a reallocation would be less favorable to certain Members, resulting in a reduction in the amount of net loss or an increase in the amount of net income allocated to such Members.

Members’ Tax Liabilities Could Exceed Distributions

Because we may not make distributions and Members may have taxable income from our operations, Members should expect to have to pay the taxes on any such income with other funds of the Member.  A Member’s tax liability from income from us in any year may exceed such Member’s distributions to him in the same year.

Distributions

Distributions of net cash flow (if any) or liquidation proceeds generally will not be taxable to the partners.  However, if the amount of cash distributions (whether as a normal operating distribution or a distribution in liquidation of all or part of the partner’s interest) to a partner exceeds the partner’s basis in his partnership interest, then the excess is taxed to him as a gain on the sale or exchange of his partnership interest.  A decrease in a partner’s share of partnership liabilities is treated for federal income tax purposes as a cash distribution to the partner.  If such deemed distribution exceeds the partner’s basis in his partnership interest, the excess generally is taxed to him as gain on the sale or exchange of his partnership interest.  In addition, in certain circumstances, the distribution of marketable securities is treated as a distribution of cash.  A marketable security generally includes a financial instrument that is actively traded.

If the cash distribution results in a shift of a Member’s share of our interest in unrealized receivables or appreciated inventory items, the Member and ~~the Company~~we may be required to report income or loss on a deemed sale or exchange of their respective interests with respect to such assets and a portion of the gain or loss that would be treated as capital gain or loss might be recharacterized as ordinary income or loss.

Limitation of Loss Deductions

Basis Limitation

A partner may not deduct on his income tax returns his allocable share of the partnership’s losses to the extent that such losses exceed the partner’s “basis” in his partnership interest. Excess losses which may not be deducted as a result of this limitation are carried forward indefinitely and may be deducted to the extent that, at the end of any subsequent year, the partner’s basis in his partnership interest exceeds zero.

Generally, a partner’s “basis” in his partnership interest is, initially, equal to the price paid for such interest plus his share of the partnership’s liabilities.  Such basis is increased by the partner’s allocable share of the partnership’s income and additional contributions and decreased (but not below zero) by his allocable share of the partnership’s tax losses and by the amount of any distributions of cash or property to him by the partnership.

As stated above, a partner’s basis in his partnership interest also includes his share of partnership liabilities.  For purposes of determining basis, an increase in a partner’s share of partnership liabilities is treated as a contribution of money by such partner to the partnership and a decrease in his share of partnership liabilities is treated as a distribution of money to him.

Any losses that cannot be deducted because they exceed the Member’s basis in his Units may be carried forward indefinitely and deducted in future years to the extent the Member has additional basis at that time.

It is anticipated that each Member’s initial basis in us will be equal to the amount of his initial capital contribution.  However, the basis of any partner, or member in an LLC taxed as a partnership for federal income tax purposes, who receives a Unit pursuant to a merger in which we are the surviving entity generally will be equal to such partner’s or Member’s, as the case may be, basis in his interest in the terminating entity unless a Code ~~Section~~ §754 election is in effect.

“At Risk” Rules

Code ~~Section~~ §465 limits the amount of losses which certain investors may deduct from an investment to the amount with respect to which the taxpayer is “at risk” for such activity.  Code ~~Section~~ §465’s limitations only apply to individuals and C corporations in which five or fewer individuals own more than 50% in value of the outstanding stock of such corporation at any time during the last half of the taxable year.  In determining whether five or fewer individuals own more than 50% of a corporation, certain attribution rules apply so that stock owned by a corporation, partnership or trust might be reattributed proportionally to its respective shareholders, partners or beneficiaries. If a partner is subject to ~~Section~~ Code §465’s limitations, such partner’s distributive share of a partnership loss is limited to the amount with respect to which the partner is at risk under Section 465’s provisions.

A taxpayer is at risk for an activity to the extent of cash and the adjusted basis of other property contributed to such activity.  In addition, a taxpayer generally is at risk for amounts borrowed for use in an activity to the extent the taxpayer is personally liable for the repayment of the loan or has pledged property, other than property used in such activity, as security to the extent of the net fair market value of the taxpayer’s interest in such property (other than for amounts borrowed from any person who has an interest in the activity other than as a creditor or from a person related to someone (other than the taxpayer) with an interest in the activity).  The amount at risk is increased by the amount of partnership income and reduced by the amount of partnership loss and distributions from the partnership to the taxpayer.  If the taxpayer’s loss is limited by the at risk provisions, the loss may be carried forward and deducted when the taxpayer’s amount at risk increases.

If, at the end of a taxable year, a taxpayer’s amount at risk is reduced below zero, the negative amount must be recaptured by including it in the taxpayer’s gross income to the extent of net losses taken with respect to the activity.  The amount of recaptured income can be carried forward and deducted later when and to the extent the taxpayer’s amount at risk is above zero.

Passive Activity Rules

Code ~~Section~~ §469 limits the ability of certain investors to deduct passive activity losses in excess of such investor’s passive activity income in any given year.  Code ~~Section~~ §469’s limitations only apply to individuals, estates, trusts, personal service corporations and C corporations in which five or fewer individuals own more than 50% in value of the outstanding stock of such corporation at any time during last half of taxable year.  In determining whether five or fewer individuals own more than 50% of a corporation, certain attribution rules apply so that stock owned by a corporation, partnership or trust might be reattributed proportionally to its respective shareholders, partners or beneficiaries.  Generally, losses from passive activities may be deducted only against passive activity income, and may not be used against other income such as salary or portfolio income (such as dividends, interest, annuities, royalties, and non-business capital gains).  However, if a taxpayer disposes of all of his interest in a passive activity in a fully taxable transaction, the taxpayer is allowed to offset non-passive income with any suspended passive activity losses attributable to such disposed activity.

A “passive activity” is generally any activity involving the conduct of a trade or business in which the taxpayer does not “materially participate.”  A taxpayer “materially participates” in an activity involving the conduct of a trade or business if the taxpayer participates in the activity on a “regular, continuous, and substantial basis” during the tax year.  Therefore, if we are considered to conduct a “trade or business,” a Member who merely owns Units and does not participate in our activities will not be deemed to “materially participate” in our activities and, thus, any losses from our activities will generally be considered passive activity losses that may only be used to offset the Member’s passive activity income.

Deduction of Specific Losses and Expenses

In addition to the limitations discussed above, a partner’s ability to deduct his allocable share of losses may be limited by (i) the limitations on the deductibility of (A) certain itemized deductions under Code ~~Sections~~ §§67 and 68; (B) capital losses; (C) investment interest expense; and (D) “syndication expenses” and “organizational expenses,” and (ii) the alternative minimum tax system.  See “Federal Income Tax Aspects – Personal Tax Consequences” for a discussion of the limitation on the deduction of investment interest deductions and the alternative minimum tax system and “Federal Income Tax Aspects – Capital Gains and Losses.”   Because the above rules are applicable to LLCs and their Members if the LLC is taxed as a partnership for federal income tax purposes, such rules will apply to the Members.

Limitation on Deductibility of Itemized Deductions under Code Sections 67 and 68

Certain miscellaneous itemized deductions, including expenses related to the production of income, are deductible by individuals only to the extent that such aggregate expenses exceed two percent (2%) of such individual’s adjusted gross income.  Thus, an individual Member must combine the expenses allocated to him by us along with his other miscellaneous itemized deductions and such amounts will not be deductible in whole or in part, to the extent that the aggregate amount of miscellaneous itemized deductions does not exceed the two percent (2%) floor.  Additionally, such amount will also be subject to the overall limitation on itemized deductions imposed on certain “high-income” individual taxpayers under Code Section 68.  If Code ~~Section~~ §68 applies to a Member, the amount of the Member’s itemized deductions otherwise allowable for a taxable year will be reduced by the lesser of (i) three percent (3%) of the excess of the Member’s adjusted gross income over an indexed amount, or (ii) eighty percent (80%) of the amount of the itemized deductions otherwise allowable for such taxable year.  This reduction under Code ~~Section~~ §68 is reduced by two-thirds (2/3) in taxable years 2008 and 2009 and is scheduled to be completely phased out by taxable year 2010, but fully reinstated in taxable year 2011.  For purposes of Code ~~Section~~ §68, the phrase “itemized deductions” does not include the deduction under Code ~~Section~~ §213 relating to medical, etc. expenses, any deduction for investment interest and some of the deductions allowed under Code ~~Section~~ §165(a), including casualty losses, theft losses and wagering losses.

“Syndication Expenses” and “Organizational Expenses”

“Syndication expenses” are expenses paid to sell, or promote, the sale of an interest in a partnership.  Syndication expenses are neither deductible nor amortizable by the partnership or any partner.  As we are an LLC taxed as a partnership for federal income tax purposes, neither we nor the Members may deduct or amortize our syndication fees for selling additional Units.

“Organizational expenses” are expenses that are (i) incident to the creation of a partnership, (ii) chargeable to capital account; and (iii) of a character that, if expended incident to the creation of a partnership having an ascertainable life, would be amortized over such life.  If an election is made, up to $5,000 of organizational expenses incurred after October 22, 2004, are deductible in the tax year in which we began business, but this $5,000 amount is reduced by the amount by which the organizational expenses exceed $50,000.  The remainder of any organizational expenses may be deducted ratably over a 180-month period by us.  If we are liquidated before all of the organizational expenses have been deducted, the remaining organizational expenses are deductible to the extent allowable under the Code ~~Section~~ §165 loss rules.

Capital Gains and Losses

If a Member sells or exchanges his Units, the Member will recognize a net taxable gain or loss in an amount equal to the difference between the Member’s adjusted income tax basis in the Units sold and the amount realized on the sale.  As a general rule, the sale by a Member of an interest in an LLC taxed as a partnership is considered to be a sale of a capital asset by such Member, and the gain or loss will be taxed as a capital gain or loss, as the case may be.  Under current law, net long-term capital gains are generally taxed at a rate of not greater than fifteen percent (15%), but, beginning in 2011, such maximum rate is scheduled to increase to ~~twenty percent (~~20%~~)~~.  To the extent that we are considered to hold substantially appreciated inventory or unrealized receivables at the time of a sale or exchange by a Member, a portion of the gain recognized could be characterized as ordinary income rather than capital gain.

The current ~~fifteen percent (~~15%~~)~~ maximum rate on net long-term capital gains is substantially lower than the current highest marginal rate of ~~thirty-five percent (~~35%~~)~~ on non-compensatory ordinary income, which ordinary rate income rate will increase to ~~thirty-nine and six-tenths percent (~~39.6%~~)~~ in 2011.  Thus, to the extent that income is generated from interest, distributions, and short-term capital gains, the tax imposed upon upper income individuals would be higher than the tax imposed upon such individuals from gains from the sale of capital assets held for more than twelve months.  See, however, “Federal Income Aspects – Personal Tax Consequences – Limitation on Investment Interest Deductions” for an election which can be made to include all or a part of a

Member’s net capital gain in the determination of investment income if he elects to reduce the net capital gain eligible for the ~~fifteen percent (~~15%~~)~~ maximum rate by the same amount.

Losses from the sale or exchange of capital assets by individuals are allowed only to the extent of the gains from such sales or exchanges, plus the lesser of (i) $3,000 ($1,500 in the case of a married individual filing a separate return) or (ii) the excess of such losses over such gains.  To qualify for long-term capital gain or loss treatment, a capital asset must be held for a period of more than ~~twelve (~~12~~)~~ months.  A capital asset held for a period of not more than twelve months will qualify for short-term capital gain or loss treatment.

Personal Tax Consequences

The provisions of the Code discussed below relate to items that may have tax consequences to each Member beyond those arising directly from his investment in us.  The applicability of such provisions to a Member must be considered with regard to such Member’s individual tax situation, which is beyond the scope of this discussion.

Alternative Minimum Tax Liability

The alternative minimum tax (AMT) is payable by a Member to the extent that the Member’s alternative minimum tax exceeds his regular tax.  The AMT is calculated based on the Member’s alternative minimum taxable income.  As a general rule, alternative minimum taxable income is equal to a taxpayer’s taxable income for regular tax purposes (i) adjusted to reflect differences in the treatment of items of income and deduction for minimum tax purposes and (ii) increased by items of tax preference.  Because of the flow-through nature of an entity characterized as a partnership for federal income tax purposes, the AMT is not imposed on the Company as such.  Instead, items of income, gain, loss, deduction, and tax preference are allocated to a Member by ~~the Company~~us and will affect the calculation of the Member’s AMT liability.  Because many of the expenses that will flow through to the Members from the Company will be deductible only as miscellaneous itemized deductions, such expenses will be an adjustment item to a Member for purposes of computing his AMT liability.  The extent to which any of our items of tax preference or adjustments will subject a Member to the AMT will depend on each Member’s overall tax situation.

Limitation on Investment Interest Deductions

Generally, under Code ~~Section~~ §163(d), a taxpayer’s “investment interest” may be deducted only to the extent of the taxpayer’s “net investment income.”  Investment interest that is not deductible by reason of this limitation generally may be carried forward to later taxable years as investment interest.  In general, “investment interest is any otherwise deductible interest paid or accrued on indebtedness properly allocable to property held for investment.”  Net investment income is investment income less investment expenses.  Investment income is the sum of (i) gross income from “property held for investment” (excluding net gain attributable to the disposition of property held for investment), (ii) the excess of net gain attributable to the disposition of property held for investment over the net capital gain determined by only taking into account gains and losses from dispositions of property held for investment, and (iii) so much of the net capital gain referred to in clause (ii) or if lesser, the net gain referred to in clause (ii) as the taxpayer elected to take into account in determining investment income.  If the taxpayer elects to take any amount into account under clause (iii), the taxpayer’s net capital gain (for purposes of applying the special tax rate applicable to long-term capital gains) for the taxable year will be reduced by an equivalent amount.

Investment expenses are deductible expenses (other than interest) that are directly connected with the production of investment income.  “Property held for investment” includes (i) property which produces portfolio type income and (ii) any interest held by a taxpayer in an activity involving the conduct of a trade or business which is not a passive activity and with respect to which the taxpayer does not materially participate.  For these purposes, portfolio type income is income of the type described in Code ~~Section~~ §469(e)(1), i.e., gross income from interest, distributions, annuities, or royalties not derived in the ordinary course of a trade or business, gain not derived in the ordinary course of a trade or business which is attributable to the disposition of property producing interest, distributions, annuities, royalties, or similar types of income, and gain not derived in the ordinary course of a trade or business which is attributable to the disposition of property held for investment.  To the extent interest is attributable to a passive activity, it is treated as a passive activity deduction and is subject to the passive activity limitations, not the investment interest limitations.  See “Federal Income Tax Aspects – Passive Activity Rules.”  Investment income and investment expenses do not include income or expenses taken into account in determining income or loss from a passive activity.

Although not free from doubt, it appears that, except as discussed below, interest expense incurred by us or incurred by a Member to purchase Units (provided the debt is allocated to the investment in the Units in accordance with the Treasury Regulations) in us will not be investment interest.  Rather, since our undertaking involves a trade or business activity, interest expense allocable to our undertaking should constitute a passive deduction with respect to the activity if the Member does not materially participate in the activity, or trade or business interest expense if the Member is deemed to materially participate in the activity.  To the extent interest is a passive deduction, it is subject to the limitations on deductibility discussed in “Federal Income Tax Aspects – Passive Activity Rules” in connection with the discussion of passive losses.

Nevertheless, to the extent that any such interest expense is properly allocable to portfolio income (i.e., interest, distributions, annuities, and royalties not derived in the ordinary course of a trade or business and gain not derived in the ordinary course of business attributable to the disposition of property producing any of the foregoing types of income), such interest expense is treated as investment interest.  Potential investors should be aware that complex rules govern the allocation of borrowed funds (and the interest expense incurred with respect to such borrowed funds) among a taxpayer’s expenditures.  Accordingly, investors planning to borrow funds to purchase Units should consult their tax advisor concerning the proper way to borrow funds so that the interest expense incurred in connection with such borrowing will not be allocated in a manner that renders such interest non-deductible.

Deductibility of Interest Incurred to Purchase or Carry Tax-Exempt Obligations

In the case of a Member who holds tax-exempt securities and plans to borrow money to purchase his Units, it is possible that the IRS might seek to disallow the deductibility of all or a portion of such investor’s expenses incurred in connection with such borrowing, claiming that the indebtedness was incurred to “purchase or carry” tax-exempt securities under Code ~~Section~~ §265(a)(2).  Such risk would substantially increase for a Member whose tax-exempt obligations were used as security for the debt incurred to purchase his Units.

Estimated Income Tax Payments

A Member may be required to make estimated income tax payments based on the income, if any, generated by us.  The amount of the estimated income tax payments may exceed the amount of cash distributed to the Member as of the date the estimated income tax payments are due.  Additionally, we may not prepare and distribute financial reports in time for the Members to use the information to compute the amount of the required estimated income tax payments.  This could result in a Member being subject to an IRS penalty for failing to pay sufficient estimated income taxes in a timely manner.

Retroactive Allocations

A Member’s share of our income and loss will be determined by taking into account his varying interests in us during the taxable year.  This prevents any allocation to a Member of income realized or loss incurred prior to the admission of the Member to us.  Therefore, a Member who is admitted subsequent to the day on which investors are initially admitted as Members will be allocated his pro-rata share of income realized or loss incurred by us subsequent to the admission of such Member.

Tax Exempt Investors

Unrelated Business Taxable Income. Employee benefit plans and most other tax-exempt organizations, including individual retirement accounts and other retirement plans, generally are exempt from federal income tax.  However, certain of these organizations are subject to federal income tax on unrelated business taxable income (“UBTI”).

In general, UBTI is the gross income derived by organizations otherwise exempt from federal income taxation under Code ~~Section~~ §501(a) from an unrelated trade or business regularly carried on by it, less certain deductions incurred in carrying on that trade or business.  Unrelated business taxable income does not include distributions, interest, payments with respect to securities loans, and lapses or terminations of options, as well as gains from the sale, exchange or other disposition of property other than inventory and property held primarily for sale to customers in the ordinary course of a trade or business unless the property is “debt financed property.”

If such a plan or organization is a Member, such Member could be subject to UBTI on its distributive share of our income because of our intended status as a partnership for federal income tax purposes.  Section 512 of the Code generally allows a deduction of $1,000 in computing the amount of UBTI subject to income tax.  Thus, if the amount of UBTI is sufficient, an otherwise tax-exempt entity may be subject to federal income tax on a portion of its share of ~~the Company’s~~our income, as well as state and local taxes.  Accordingly, tax-exempt investors, including employee benefit plans and other tax-exempt organizations, should consult with their tax advisors regarding the potential implications of investing in the Company.

Excess Business Holdings.  Private foundations may be subject to an excise tax if the private foundation has any excess business holdings.  Code ~~Section~~ §4943 generally imposes an excise tax on a private foundation’s excess business holdings in a business enterprise during a tax year.  For these purposes, a private foundation’s excess business holdings include certain business holdings of the foundation’s disqualified persons, which generally include substantial contributors, foundation managers, certain owners of substantial contributors, certain organizations owned by disqualified persons and certain related foundations.

Generally, a business holding will not be excess unless more than 20% of a business enterprise is owned, although in certain circumstances the ownership will not be excess unless more than 35% is owned.  These rules apply not only to the ownership of corporation stock, but also to interests in partnerships, joint ventures and trusts.  The ownership percentage generally is determined based upon the ownership of voting stock of corporations and profits interests of partnerships.  In determining a private foundation’s or disqualified person’s ownership, the Code and regulations apply certain attribution rules, including treating stock or other interests owned, directly or indirectly, by or for a corporation, partnership, estate or trust as owned proportionately by or for its shareholders, partners or beneficiaries.  However, any interest in a business enterprise owned by a corporation that is actively engaged in a trade or business generally is not deemed constructively owned by its shareholders, unless the corporation is involved in certain prohibited transactions as defined in the regulations.  A corporation is not considered actively engaged in a trade or business if the assets used in the trade or business are insubstantial when compared to its passive holdings or the trade or business is not a business enterprise because it is a functionally related business or derives at least 95% of its gross income from passive sources, as discussed below.

The term “business enterprise” is broadly defined to include the active conduct of a trade or business, including any activity that is regularly carried on for the production of income from the sale of goods or the performance of services, and that constitutes an unrelated trade or business.  The term “business enterprise” generally does not include a functionally related business, a program-related investment or a trade or business at least 95% of the gross income of which is derived from passive sources, including dividends, interest, annuities, royalties, certain rental income, gain or losses from sales, exchanges or other disposition of non-inventory property and income from the sale of goods, if the seller does not manufacture, produce, physically receive or deliver, negotiate sales of, or keep inventories in the goods.

With respect to a private foundation’s investment in the Company, ~~the Company’s~~our operations could constitute a business enterprise.  Therefore, ownership of the Units by a private foundation could subject the foundation to the excise tax on excess business holdings if the foundation meets the applicable ownership threshold.

Audits by the Internal Revenue Service

In the event of an audit by the Service, adjustments in tax liability with respect to Company items generally will be made at the Company level in a single proceeding, rather than in separate proceedings with each Member.  If adjustments are made to items of Company income, gain, loss, deduction, or credit as the result of an audit of the company, the tax returns of the investors may be reviewed by the IRS, which could result in adjustments of non-Company items as well as company items.  The Code establishes a single partnership level proceeding for the resolution of partnership issues. Under this resolution procedure, as applied to us, the following general rules apply:

●	Only Company issues will be considered in the LLC level proceeding; any other issue relating to a Member will be handled in a separate proceeding relating only to such Member;
●	Each Member will be entitled to notice of (i) the commencement of an LLC level audit and (ii) an LLC administrative adjustment;
●
Our Tax Matters Partner (“TMP”) (which is any Member appointed by the Board of Directors who accepts that appointment) will be required to keep all Members informed of certain developments in the proceedings;

●	Each Member will have a right to participate in any administrative proceeding;
●	The TMP will have the first right to initiate judicial review of a final administrative adjustment, but if the TMP fails to do so, a Member may do so;
●	A Member may participate in the judicial proceedings; and
●	Settlement terms made available to one Member will be available to all Members.

The Code also provides for LLC-level proceedings for amending our returns or filing claims for refunds based on our issues.

The TMP generally will not be able to bind any partner to a settlement agreement; however, only one judicial proceeding to contest a partnership’s tax adjustment will be permitted, which may be initiated by the TMP or certain partners.  All partners will be bound by a decision entered in a judicial proceeding involving a partnership tax adjustment.

Notwithstanding the above, the IRS may assess a deficiency without conducting an administrative proceeding at the partner level against any partner whose treatment of an item on his individual return is inconsistent with the treatment of that item on ~~the Company’s~~our federal income tax return, unless the partner files a statement with the IRS identifying the inconsistency. In the event an item is treated inconsistently and a statement is not filed, the IRS may assess and collect the additional tax necessary to make the partner’s treatment of the item consistent with ~~the Company’s~~our treatment of the item.

Interest And Penalties

Interest.  If we are audited by the IRS and adjustments are made to our returns, income tax deficiencies may result or be asserted against the Members.  Interest will be due on such deficiencies from the due date of such Member’s federal income tax return (without regard to any extension) for the year of adjustment.

Accuracy Related Penalties.  The Code provides for an accuracy related penalty equal to 20% of the portion of the underpayment to which such penalty applies.  The accuracy related penalty applies to the portion of any understatement which is attributable to certain taxpayer actions, including one or more of the following: (i) negligence or disregard of rules and regulations; (ii) any substantial understatement of income tax; or (iii) any substantial valuation misstatement.  For this purpose, “negligence” includes any failure to make a reasonable attempt to comply with the Code, and “disregard” includes any careless, reckless or intentional disregard.  A “substantial understatement of income tax” exists for most taxpayers if the amount of the understatement for any taxable year exceeds the greater of (i) 10% of the tax required to be shown on the return or (ii) $5,000.  C Corporations have a substantial understatement if the understatement exceeds the lesser of (i) 10% of the tax required to be shown on the return, or, if greater, $10,000 and (ii) $10 million.

The understatement amount for “substantial understatement” purposes is reduced by the portion attributable to (i) any item if there is or was substantial authority for such treatment, or (ii) any item where (a) the relevant facts are adequately disclosed on the return and (b) there is a reasonable basis for the tax treatment of such item by the taxpayer (and, if a corporation, clearly reflects income).  This reduction rule does not apply to any item attributable to a tax shelter.  A “tax shelter” means a partnership or other entity, any investment plan or arrangement, or any other plan or arrangement, if a significant purpose of such partnership, entity, plan, or arrangement is the avoidance or evasion of federal income tax.  As indicated above, a taxpayer does not need to disclose a position on a return to avoid a penalty if the taxpayer had substantial authority.

In 2008, Congress amended the return preparer penalty provisions so that a return preparer may be exposed to a penalty if the preparer (i) prepares any return or claim of refund with respect to which any part of an understatement of liability is due to a position described in the following sentence and (ii) the preparer knew or reasonably should have known of the position.  The position described in the preceding sentence is: (a) Except as otherwise provided in (b) and (c), a position is described in the preceding sentence unless there is or was substantial authority for the position; (b) if the position was disclosed and is not a position to which (c) applies, the position is described in the preceding sentence unless there is a reasonable basis for the position; (c) if the position is with respect to a tax shelter or a reportable transaction to which Code Section 6662A applies, the position is described in the preceding sentence unless it is reasonable to believe that the position would more likely than not be sustained on its merits.  No penalty is imposed on the preparer under this provision if the preparer acted in good faith and if reasonable cause for the understatement is shown.  Accordingly, a conflict may exist between a taxpayer and its preparer as to an item that may need to be disclosed in order for such person to avoid potential penalties.

A substantial valuation misstatement occurs if the value of any property (or the adjusted basis) is 150% or more of the amount determined to be the proper valuation or adjusted basis.  The penalty doubles to 40% in the case of a gross valuation misstatement, which occurs if the property’s valuation (or the adjusted basis) is overstated by 200% or more.  No penalty will be imposed unless the underpayment attributable to the substantial valuation misstatement exceeds $5,000 ($10,000 in the case of a C corporation).  No accuracy related penalty is imposed on a portion of the understatement if the taxpayer has reasonable cause for the portion and the taxpayer acted in good faith with respect to such portion.

Code ~~Section~~ §6662A provides an accuracy related penalty for understatements attributable to any “listed transaction” or any “reportable transaction” with a significant tax avoidance purpose.  Both a “listed transaction” and a “reportable transaction” are defined by reference to Code ~~Section~~ §6707A(c), which in turn refers to the regulations under Code ~~Section~~ §6011.  The penalty is generally 20% of the understatement if the taxpayer discloses such transaction, and 30% if the transaction is not disclosed.

The accuracy related penalty for listed transactions and reportable transactions can be avoided with respect to any portion of the understatement if (i) it is shown there was a reasonable cause for that portion of the understatement and the taxpayer acted in good faith, (ii) the relevant facts affecting the taxpayer’s treatment are adequately disclosed in accordance with the regulations, (iii) there is or was substantial authority for the taxpayer’s treatment of the item, and (iv) the taxpayer reasonably believed the treatment of the item was more likely than not proper.

~~The Company~~We currently ~~anticipates~~anticipate that ~~it~~we will not be a “tax shelter” as defined under these accuracy related penalty rules.  In addition, ~~the Company~~we currently ~~anticipates~~anticipate that ~~its~~our operations and investments will not result in the Company or investors being deemed to participate in a listed transaction or reportable transaction.  However, these rules are broad and highly technical, and no assurance can be given that the IRS would not attempt to treat ~~the Company~~us as a tax shelter or that the IRS would not attempt to deem ~~the Company’s~~our operations or investments as listed or reportable transactions, or that such attempts would not be successful.  See “Reportable Transactions; Non-Deductible Interest”, under this heading.

Reportable Transactions.  Entirely independent of the accuracy related penalties described above, an additional penalty is imposed on taxpayers who fail to disclose a reportable transaction or listed transaction.  The amount of the penalty is as follows: for natural persons, $10,000 for a reportable transaction and $100,000 for a listed transaction; for all other taxpayers, $50,000 for a reportable transaction and $200,000 for a listed transaction.

The IRS has issued regulations that identify reportable transactions:

(i)
listed transactions, which are (a) abusive transactions that the IRS has identified by notice, regulation, or other published guidance or (b) transactions that are expected to obtain the same or substantially similar tax consequences;

(ii)	confidential transactions, which are transactions in which a paid advisor limits the taxpayer’s disclosure of the tax treatment or tax structure of the transaction;
(iii)
transactions with contractual protection, in which (a) the taxpayer’s fees are contingent on achieving the intended tax consequences, or (b) the taxpayer has a right to a full or partial refund of fees if the expected tax consequences are not sustained;

(iv)
excessive loss transactions, which are transactions that (a) are not included in the “angel list” of acceptable transactions in Rev.  Proc.  2004-66, and (b) result in a deductible loss exceeding: $10 million for a single tax year (or $20 million in any combination of years), if the taxpayer is a corporation or a partnership with only corporate partners; $2 million in a single tax year (or $4 million in any combination of years), if the taxpayer is a partnership, S corporation, individual or trust; or $50,000 in a single tax year if the loss arises from certain foreign currency transactions and the taxpayer is an individual or trust; and

(v)
transactions of interest, which is a transaction that is the same as or substantially similar to one of the types of transactions that the Service has identified by notice, regulation or other form of written guidance as a transaction of interest.

Although ~~the Company~~we currently ~~anticipates~~anticipate that ~~it~~we will not participate in listed or reportable transactions, we will comply with the laws in all respects and will make such filings and disclosures as ~~the Company~~we and ~~its~~our advisors determine are appropriate or required.

Method of Accounting

We use an accrual method of accounting for federal income tax purposes.  As a general rule, under an accrual method of tax accounting, income will be recognized for tax purposes in the year in which it is earned, and expenses will be deductible in the year in which (i) all events have occurred that establish the fact of liability, (ii) the amount of the liability can be determined with reasonable accuracy, and (iii) economic performance has occurred.  This means that we, and therefore the Members, could recognize income and receive deductions attributable to our activities in taxable years other than the taxable year in which the cash attributable to such income or deduction is actually received or spent by us.

Tax Elections

Pursuant to the Operating Agreement, we may elect that the basis of our assets be adjusted for federal income tax purposes in accordance with Code ~~Section~~ §754 in accordance with the procedures set forth in the applicable Treasury Regulations upon certain Unit transfers and distributions.  In addition, due to recent Code amendments, we may be required to report certain items as if we made a Code ~~Section~~ §754 election.  As a result of any such Code ~~Section~~ §754 election, upon the sale or exchange of a Unit the transferee Member’s basis of our property would be adjusted to reflect the difference between the cost of the Unit to the transferee Member and that Member’s proportionate share of our basis in its property.  Such election could decrease the amount of gain recognized by the transferee Member when we sell property and could increase the transferee Member’s share of certain deductions.  Such election, once made, is irrevocable without the consent of the IRS, which will only consent if it finds sufficient grounds for such revocation, such as a change in the nature of the partnership business or a substantial increase in the partnership assets.  In the event we decide to revoke our Code ~~Section~~ §754 election after it is made and the IRS approves such revocation, then the ability of the Members to sell their Units could be inhibited, the amount a prospective purchaser would be willing to pay for a Unit could be reduced and the value of a Unit to a transferee receiving it by bequest or inheritance on the death of a Member could be reduced.

Tax Information

~~The Company~~We will annually provide Members with a Schedule K-1. If requested, ~~the Company~~we will also provide the following information to respective Members:

•	A Member’s actual tax basis following the preparation of the member’s tax return and the member’s Schedule K-1s.
•
An estimate of a Member’s tax basis prior to calculating the actual tax basis.  This estimate will be prepared on a best-efforts basis and be based on the best available information at the time; it may vary materially from a Member’s actual tax basis for the year.

We will use our best efforts to provide Members tax information in a timely manner. However, the timing of ~~the Company’s~~our distribution of the Schedule K-1s may not occur in time for Members to file their own tax returns without requesting a filing extension from the IRS or state or local taxing authorities.  Accordingly, Members may be required to obtain extensions of time for filing their tax returns. Members are encouraged to consult their tax advisors concerning how such delayed reporting may affect their individual tax situations.
State, Local and Foreign Taxation

In addition to the federal income tax consequences summarized above, investors should consider potential state and local tax law consequences and, if one is other than an individual who is a citizen and resident of the United States, foreign tax law consequences, of an investment in us.  Such laws often differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit.  A Member’s distributive share of the taxable income or loss of the Company generally must be included in determining his reportable income for state and local tax purposes in the jurisdiction where he resides, even if not receiving a cash distribution.

THE FOREGOING IS A GENERAL AND ABBREVIATED SUMMARY OF THE PROVISIONS OF THE CODE AND THE TREASURY REGULATIONS IN EFFECT AS THEY DIRECTLY GOVERN THE TAXATION OF THE COMPANY AND ITS UNITHOLDERS. THESE PROVISIONS ARE SUBJECT TO CHANGE BY LEGISLATIVE AND ADMINISTRATIVE ACTION, AND ANY SUCH CHANGE MAY BE RETROACTIVE. UNITHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING SPECIFIC QUESTIONS AS TO U.S. FEDERAL INCOME, ESTATE OR GIFT TAXES, OR FOREIGN, STATE, LOCAL TAXES OR OTHER TAXES.

LEGAL MATTERS

The validity of the issuance of the Notes and Units offered hereby will be passed upon for us by Husch Blackwell ~~Sanders~~ LLP, Omaha, Nebraska.

EXPERTS

The financial statements included in this prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the convertible debt instruments offered by this prospectus.  This prospectus does not include all of the information contained in the registration statement or the exhibits and schedules filed therewith.  You should refer to the registration statement and its exhibits for additional information.  Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We file annual, quarterly and special reports and other information with the SEC.  You can read these SEC filings and reports, including the registration statement, over the Internet at the SEC’s website at www.sec.gov or on our website at www.sireethanol.com. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549 on official business days between the hours of 10:00 am and 3:00 pm.  Please call the SEC at (800) SEC-0330 for further information on the operations of the public reference facilities. We will provide a copy of our annual report to security holders, including audited financial statements, at no charge upon receipt of your written request to us at 10868 189th Street, Council Bluffs, Iowa, 51503.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-~~1~~2

Financial Statements
Audited September 30, ~~2009~~2010 Financial Statements
Balance Sheet	F-~~2~~3
Statements of Operations	F-~~3~~4
Statements of Members’ Equity	F-~~4~~5
Statements of Cash Flows	F-~~5~~6
Notes to Financial Statements	F-~~6~~7

Unaudited ~~Interim~~ December 31, ~~2009~~2010 Financial Statements
Balance Sheet	F-~~18~~19
~~Statement~~Statements of Operations	F-~~20~~21
~~Statement~~Condensed Statements of Cash Flows	F-~~21~~22
Notes to Financial Statements	F-~~22~~23

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Southwest Iowa Renewable Energy, LLC

We have audited the accompanying balance sheets of Southwest Iowa Renewable Energy, LLC as of September 30, ~~2009~~2010 and ~~2008,~~2009, and the related statements of operations, members’ equity, and cash flows for ~~the~~ years then ended.  These financial statements are the responsibility of the Company~~’~~'s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  ~~An audit~~The Company is not required to have, nor were we engaged to perform an audit of its internal control over financing reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements~~.  An audit also includes~~, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Iowa Renewable Energy, LLC as of September 30, ~~2009~~2010 and ~~2008,~~2009, and the results of its operations and its cash flows for the years then ended~~,~~ in conformity with U.S. generally accepted accounting principles.

~~We were not engaged to examine management’s assessment of the effectiveness of Southwest Iowa Renewable Energy, LLC’s internal control over financial reporting as of September 30, 2009 and accordingly, we do not express an opinion thereon.~~

/s/ McGladrey & Pullen, LLP

Des Moines, Iowa
~~December 23, 2009~~
November 23, 2010

Southwest Iowa Renewable Energy, LLC Balance Sheets September 30, ~~2009~~2010 and ~~2008~~2009

	2010		2009	~~2008~~
ASSETS

~~CURRENT ASSETS~~
CURRENT ASSETS Cash and cash equivalents	$3,432,544		$7,455,084	~~$ 6,557,394~~
~~Restricted cash~~			~~-~~	~~3,289,949~~
Accounts receivable	-		1,831,722	~~-~~
Accounts receivable, related party	23,392,670		12,396,172	~~-~~
Due from broker	2,260,015		2,108,267	~~-~~
Inventory	8,013,153		4,913,675	~~-~~
Derivative financial instruments, related party in 2010	688,039		263,688	~~-~~
Prepaid expenses and other	533,513		439,431	~~43,261~~
Total current assets	38,319,934		29,408,039	~~9,890,604~~

PROPERTY AND EQUIPMENT
Land	2,064,090		2,064,090	~~2,064,090~~
~~Construction in progress~~			~~-~~	~~172,745,278~~
Plant, building, and equipment	199,771,260		197,435,327	~~-~~
Office and other equipment	720,529		680,145	~~389,823~~
	202,555,879		200,179,562	~~175,199,191~~
Accumulated depreciation	(28,757,303)		(9,600,217)	~~(37,249)~~
	173,798,576		190,579,345	~~175,161,942~~

OTHER ASSETS
Other	1,142,388		-
Financing costs, net of amortization of $~~1,467,677~~1,949,651 and ~~$497,672,~~ $1,467,677, respectively	1,930,482		2,382,317	~~3,088,821~~
Total other assets	3,072,870		2,382,317

TOTAL ASSETS	$215,191,380		$222,369,701	~~$ 188,141,367~~

LIABILITIES AND MEMBERS’ EQUITY

~~CURRENT LIABILITIES~~
~~Accounts payable~~		~~$~~	~~1,351,156 $~~	~~6,260,253~~
CURRENT LIABILITIES Accounts payable Accounts payable, related parties Retainage payable, related party	$978,388 2,542,055 -		$1,351,156 4,297,990 697,770	~~-~~
 ~~Retainage payable, related party~~ Derivative financial instruments	75,125		~~697,770~~-	~~7,158,896~~
Accrued expenses	2,624,916		5,727,245	~~1,672,950~~

Accrued expenses, related parties	2,913,206		-
Current maturities of notes payable	18,058,574	18,215,803		~~35,198,440~~
Total current liabilities	27,192,264	30,289,964		~~50,290,539~~

NOTES PAYABLE, less current maturities	135,868,087	130,897,350		~~63,893,467~~
Other	700,006	800,002		~~900,000~~
	136,568,093	131,697,352		 ~~64,793,467~~
COMMITMENTS

MEMBERS’ EQUITY
Members’ capital, 13,139 units issued ~~and~~& outstanding	76,474,111	76,474,111		~~76,474,111~~
Earnings (deficit)	(25,043,088)	(16,091,726)		~~(3,416,750)~~
	51,431,023	60,382,385		~~73,057,361~~

	$215,191,380	$222,369,701	~~$~~	~~188,141,367~~
See Notes to Financial Statements.

Southwest Iowa Renewable Energy, LLC
Statements of Operations

	Year Ended September 30, 2010	Year Ended September 30, 2009		~~Year Ended September 30, 2008~~

Revenues	$207,833,200	$99,986,005	~~$~~	 ~~-~~
Cost of Goods Sold		~~102,171,339~~		~~-~~
Cost of goods sold – non hedging	205,108,935	107,137,906
Realized & unrealized hedging (gains)	(2,036,833)	(4,966,567)
Cost of Goods Sold	203,072,102	102,171,339

Gross Margin	4,761,098	(2,185,334)		~~-~~

General and administrative expenses	4,540,205	5,505,160		~~4,008,188~~
Operating ~~(Loss~~income (loss)	220,893	(7,690,494)		~~(4,008,188)~~

Other income and (expense):
~~Realized~~Pre-production realized and unrealized losses on derivative instruments	-	(656,973)		~~-~~
Grant	-	49,252		~~136,513~~
Interest income	46,473	107,553		~~136,850~~
Other income	130,032	633,560		~~17,225~~
Interest expense	(9,348,760)	(5,117,874)		~~-~~
	(9,172,255)	(4,984,482)		~~290,588~~

Net (loss)	$(8,951,362)	$(12,674,976)	~~$~~	~~(3,717,600)~~

Weighted average units outstanding	13,139	13,139		~~13,139~~

Net (loss) per unit – basic and diluted	$(681.28)	$(964.68)		~~$(282.94)~~

See Notes to Financial Statements.

Southwest Iowa Renewable Energy, LLC
Statements of Members’ Equity

~~Southwest Iowa Renewable Energy, LLC Statements of Members’ Equity~~

	Members’ Capital	Earnings (Deficit) Accumulated		Total

Balance, September 30, ~~2007~~2008	$76,474,111	$	~~300,850~~(3,416,750)	$	~~76,774,961~~73,057,361
Net (loss)	---		(~~3,717,600~~12,674,976)		(~~3,717,600~~12,674,976)

Balance, September 30, ~~2008~~2009	76,474,111		(~~3,416,750~~16,091,726)		~~73,057,361~~60,382,385
Net (loss)	---		(~~12,674,976~~8,951,362)		(~~12,674,976~~8,951,362)

Balance, September 30, ~~2009~~2010	$76,474,111	$	(~~16,091,726~~25,043,088)	$	~~60,382,385~~51,431,023

See Notes to Financial Statements.

Southwest Iowa Renewable Energy, LLC
Statements of Cash Flows
	Year Ended September 30, 2010	Year Ended September 30, 2009		~~Year Ended September 30, 2008~~

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(8,951,362)	$(12,674,976)	~~$~~	~~(3,717,600)~~
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation	19,157,086	9,562,968		~~30,016~~
Amortization	481,974	493,320		~~---~~
Forgiveness of IDED note	(100,000)	-
(Increase) decrease in current assets:
Accounts receivables	(9,164,776)	(14,227,894)		~~---~~
Inventories	(3,099,478)	(4,913,675)		~~---~~
Prepaid expenses and other	(94,082)	(396,170)		~~81,691~~
Derivative financial instruments	(349,226)	(263,688)		~~---~~
Due from broker	(151,748)	(2,108,267)		~~---~~
~~Increase (decrease~~(Decrease) in other non-current liabilities	(99,996)	(99,998)		~~900,000~~
Increase (decrease) in current liabilities:
Accounts and retainage payable	(2,826,473)	4,295,247		 ~~105,515~~
Accrued expenses	3,400,904	3,402,943		~~164,260~~
Net cash (used in) operating activities	(1,797,177)	(16,930,190)		~~(2,436,118)~~

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,376,317)	(34,298,208)		~~(101,270,842)~~
 ~~Decrease~~ Increase in ~~cash-held for plant construction~~other long term assets	(1,142,388)	---		~~15,638,542~~
Increase in restricted cash	---	3,289,949		~~(3,289,949)~~
Net cash (used in) investing activities	(3,518,705)	(31,008,259)		~~(88,922,249)~~

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for financing costs	(30,139)	(263,501)		 ~~(785,647)~~
Proceeds from notes payable, net of refinance	13,726,754	49,119,640		~~64,161,718~~
~~Proceeds from bridge loan~~		~~---~~	~~34,100,000~~
Payments on notes payable	(12,403,273)	(20,000)		~~(1,303,250)~~
Net cash provided by financing activities	1,293,342	48,836,139		~~96,172,821~~
Net increase (decrease) in cash and cash equivalents	(4,022,540)	897,690		~~4,814,454~~

CASH AND CASH EQUIVALENTS
Beginning	7,455,084	6,557,394		~~1,742,940~~
Ending	$3,432,544	$7,455,084	~~$~~	~~6,557,394~~

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
~~Construction in progress included in accounts  payable~~		~~$~~	~~1,889,581 $~~	~~13,257,061~~
Interest capitalized and included in notes payable and accruals	-		2,049,643	~~2,624,488~~
~~Cash paid for interest, net of amounts capitalized~~			~~3,315,018~~	 ~~---~~
Payment on Bridge ~~Loan~~loan in exchange for ~~Holdings~~ Negotiable Subordinated Term Note ~~Payable~~	8,773,300		27,106,079	 ~~--~~
Accrued interest included in long term debt	3,590,027		-
Cash paid for interest	6,138,928		3,315,018

See Notes to Financial Statements.

Southwest Iowa Renewable Energy, LLC
Notes to Audited Financial Statements

SOUTHWEST IOWA RENEWABLE ENERGY, LLC Notes to Financial Statements September 30, 2010
Note 1:  Nature of Business

~~Southwest Iowa Renewable Energy, LLC (the “~~Company~~”), located in Council Bluffs, Iowa, was formed in March, 2005 to construct and operate a 110 million gallon capacity ethanol plant.  The Company began producing ethanol commencing in February 2009.  Since the Company commenced operations in Fiscal 2009, the Company produced ethanol at an average of 84% of capacity.  The Company sells its ethanol, modified wet distillers grains with solubles, and corn syrup in the continental United States.  The Company sells its dried distillers grains with solubles in the continental United States, Mexico, and the Pacific Rim.~~

~~Note 2:  Summary of Significant Accounting Policies~~

~~Use of Estimates~~

~~The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.~~

~~Cash & Cash Equivalents~~

~~The Company considers all highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.~~

~~Restricted Cash~~

~~Restricted cash includes minimum balances required under the AgStar Financial Services, PCA credit agreement contingent project cost reserve through March, 2009.~~

~~Financing Costs~~

~~Financing costs associated with the construction and revolving loans are recorded at cost and include expenditures directly related to securing debt financing.  The Company began amortizing these costs using the effective interest method over the terms of the agreements in March, 2008.  The interest expense amortization was capitalized during the development stage as construction in progress.~~

~~Concentration of Credit Risk~~

~~The Company’s cash balances are maintained in bank deposit accounts which at times may exceed federally-insured limits.  The Company has not experienced any losses in such accounts.~~

~~Revenue Recognition~~

~~The Company sells ethanol and related products pursuant to marketing agreements.  Revenues are recognized when the marketing company (the “customer”) has taken title to the product, prices are fixed or determinable and collectability is reasonably assured.   The Company’s products are generally shipped FOB loading point.  Until August 18, 2009, ethanol sales were handled through a marketing agreement with Lansing (“~~Lansing~~”); with the conclusion of the Lansing agreement, ethanol sales are handled through an ethanol agreement (the “~~Ethanol Agreement~~”) with Bunge North America, Inc. (“~~Bunge~~”).  Syrup, distillers grains and solubles, and modified wet distillers grains with solubles are sold through a distillers grains agreement (the “~~DG Agreement~~”) with Bunge, which sets the price based on the market price to third parties.  Marketing fees and commissions due to the marketers are paid separately from the settlement for the sale of the ethanol products and co-products and are included as a component of cost of goods sold.  Shipping and handling costs incurred by the Company for the sale of ethanol and co-products are included in cost of goods sold.~~

~~Southwest Iowa Southwest Iowa Renewable Energy, LLC~~
~~Notes to Audited Financial Statements~~

~~Note 2: Summary of Significant Accounting Policies (Continued)~~

~~Accounts Receivable~~

~~Trade accounts receivable are recorded at original invoice amounts less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis.  Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering customers’ financial condition, credit history and current economic conditions.  As of September 30, 2009, management has determined no allowance is necessary.  Receivables are written off when deemed uncollectible.  Recoveries of receivables written off are recorded when received.~~

~~Investment in Commodities Contracts, Derivative Instruments and Hedging Activities~~

~~The Company adopted new disclosure requirements, which require entities to provide greater transparency in interim and annual financial statements about how and why the entity uses derivative instruments, how the instruments and related hedged items are accounted for, and how the instruments and related hedged items affect the financial position, results of operations, and cash flows of the entity.~~

~~The Company is exposed to certain risks related to ongoing business operations.  The primary risks that the Company manages by using forward or derivative instruments are price risk on anticipated purchases of corn and sales of ethanol.~~

~~The Company is subject to market risk with respect to the price and availability of corn, the principal raw material used to produce ethanol and ethanol by-products.  In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions.  This is especially true when market conditions do not allow the Company to pass along increased corn costs to customers.  The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply.~~

~~Certain contracts that literally meet the definition of a derivative may be exempted from derivative accounting as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from the accounting and reporting requirements of derivative accounting.~~

~~The Company enters into short-term cash, options and futures contracts as a means of securing corn for the ethanol plant and managing exposure to changes in commodity prices.  In addition, the Company enters into derivative contracts to hedge the exposure to price risk as it relates to ethanol sales.  The Company maintains a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market fluctuations.  The Company’s specific goal is to protect the Company from large moves in commodity costs.  All derivatives will be designated as non-hedge derivatives and the contracts will be accounted for as market to market.  Although the contracts will be effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.~~

~~As part of its trading activity, the Company uses futures and option contracts offered through regulated commodity exchanges to reduce risk and is exposed to risk of loss in the market value of inventories.  To reduce that risk, the Company generally takes positions using cash and futures contracts and options.  Accordingly, any realized or unrealized gain or loss related to these derivative instruments was recorded in the statement of operations as a component of non-operating income (expense) until the plant was operational.  The gains or losses are included in revenue if the contracts relate to ethanol and cost of goods sold if the contracts relate to corn. During the twelve months ended September 30, 2009, the Company recorded a combined realized and unrealized gain of $4,966,567 as a component of cost of goods sold and a ($160,677) loss as a component of revenue.  In addition, the Company recorded a combined realized and unrealized loss of ($656,973) for the twelve months ended September 30, 2009 as a component of non-operating income.  There were no realized or unrealized gains or losses during the year ended~~

~~Southwest Iowa Southwest Iowa Renewable Energy, LLC~~
~~Notes to Audited Financial Statements~~

~~Note 2: Summary of Significant Accounting Policies (Continued)~~

~~September 30, 2008.  The derivative financial instruments asset of $263,688 consists of 1,525,000 bushels of corn at September 30, 2009.~~

~~Inventory~~

~~Inventory is stated at the lower of cost or market value using the first-in, first-out method.  Market value is based on current replacement values, except that it does not exceed net realizable values and it is not less than the net realizable values reduced by an allowance for normal profit margin.~~

~~Property and Equipment~~

~~Property and equipment are stated at cost. Construction in progress is comprised of costs related to constructing the plant and is depreciated upon completion of the plant.  Depreciation is computed using the straight-line method over the following estimated useful lives:~~

                                           ~~Buildings                                                  40 Years~~

                                           ~~Process Equipment                                   10 Years~~

                                           ~~Office Equipment                                    3-7 Years~~

~~Maintenance and repairs are charged to expense as incurred; major improvements and betterments are capitalized.~~

~~Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.   An impairment loss would be recognized when estimated undiscounted future cash flows from operations are less than the carrying value of the asset group.  An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.  In accordance with Company policies, management has evaluated the plant for possible impairment based on projected future cash flows from operations.  Management has determined that its projected future cash flows from operations exceed the carrying value of the plant and that no impairment existed at September 30, 2009.~~

~~Interest capitalized while the Facility was in the developmental stage and included in property and equipment is approximately $7,744,000 and $4,279,000 as of September 30, 2009 and 2008, respectively.~~

~~Income Taxes~~

~~The Company has elected to be treated as a partnership for federal and state income tax purposes and generally does not incur income taxes.  Instead, the Company’s earnings and losses are included in the income tax returns of the members.  Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.~~

~~Net (loss) per unit~~

~~(Loss) per unit has been computed on the basis of the weighted average number of units outstanding during each period presented.~~

~~Fair value of financial instruments~~

~~The carrying amounts of cash and cash equivalents, derivative financial instruments, accounts receivable, accounts payable and accrued expenses approximate fair value.  The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market rates and other rates currently available to the Company for similar issues of debt, taking into account the current credit risk of the Company.~~

~~Southwest Iowa Southwest Iowa Renewable Energy, LLC~~
~~Notes to Audited Financial Statements~~

~~Note 3:  Inventory~~

~~Inventory is comprised of the following at:~~

  September 30,2009     ~~S~~eptember 30, 2008

           ~~Raw materials - corn                            $      1,401,680                  $                         -~~

           ~~Supplies and chemicals                                1,335,874                                             -~~

           ~~Work in process                                            1,033,185                                            -~~

           ~~Finished goods~~                                              1,142,936                             -

                  ~~Total~~                                               $      4,913,675 $                          -

~~Note 4:                      Members’ Equity~~

~~The Company was formed on March 28, 2005 to have a perpetual life with no limit on the number of authorized units.  The Company was initially capitalized by an aggregate of $570,000 in exchange for 285 Series A membership units.  In December 2005, the Company issued an additional 360 Series A membership units in exchange for $1,080,000.  In March 2006, the Company completed a private placement offering with one membership unit at $6,000 being at risk and the remaining investment held in escrow until closing of the offering.  The Company approved and issued 687 Series A and one Series B at risk membership units at $6,000 per unit for total proceeds of $4,128,000.  The offering was closed in November 2006 with the issuance of 7,313 Series A membership units, 3,333 Series B membership units and 1,000 Series C membership units for total proceeds of $69,876,000.~~

~~In May 2007, 25 Series A membership units were issued to a development group for its efforts to develop the project.  In addition, in May 2007, 135 Series A membership units were issued to a related party for its organizational services.~~

~~At September 30, 2009 and September 30, 2008 outstanding member units were:~~

~~A Units~~	~~8,805~~
~~B Units~~	~~3,334~~
~~C Units~~	~~1,000~~
~~The Series A, B and C unit holders all vote on certain matters with equal rights.  The Series C unit holders as a group have the right to elect one Board member.  The Series B unit holders as a group have the right to elect that number of Board members which bears the same proportion to the total number of Directors in relation to Series B outstanding units to total outstanding units.  Series A unit holders as a group have the right to elect the remaining number of Directors not elected by the Series C and B unit holders.~~

~~On March 7, 2008, the Company obtained a bridge loan in the maximum principal amount of $36,000,000 (the “~~Bridge Loan~~”).  The Company entered into a Series C Unit Issuance Agreement (the “~~Series C Agreement~~”) with ICM, Inc. (“~~ICM~~”) in connection with ICM’s provision of a letter of credit (“~~LC~~”) to secure the Company’s repayment of the Bridge Loan.  Under the Series C Agreement, the Company agreed to pay ICM a fee for its issuance of the LC equal to 6% per annum of the undrawn face amount of the LC.  In the event that the LC or ICM makes any payment to Commerce Bank, N.A. (the “~~Bridge Lender~~”) that reduces amounts owed by the Company under the Bridge Loan (each, a “~~Bridge Loan Payment~~”), the Series C Agreement provides that the Company will immediately reimburse ICM for the amount of such Bridge Loan Payment by issuing Units to ICM.  Under the Series C Amendment entered into in August 2009, if ICM makes a Bridge Loan Payment, the Company will immediately issue Series C Units to ICM based on a Unit price that is equal to the lesser of $3,000 or one half (1/2) of the lowest purchase price paid by any party for a Unit who acquired (or who has entered into any agreement, instrument or document to acquire) such Unit as part of any private placement after the date of the Series C Amendment but prior to the date of any Bridge Loan Payment made by ICM.~~

~~Southwest Iowa Southwest Iowa Renewable Energy, LLC~~
~~Notes to Audited Financial Statements~~

~~Note 4: Members’ Equity (continued)~~

~~The Series C Amendment further provides that ICM will have the right to purchase its pro-rata share of any Units issued by the Company at any time after the date of the Series C Amendment and convert any outstanding debt to Series C Units at a price of $3,000 per Unit.~~

~~Bunge N.A. Holdings Inc. (“~~Holdings~~”) extended to the Company a Subordinated Term Note (the “~~Term Note~~”) in favor of Holdings effective August 26, 2009 in the amount of approximately $27,107,000 and a Subordinated Revolving Credit Note (the “~~Revolving Note~~”) in the amount of $2,000,000.  The Term Note was used to reduce the Bridge Loan in a corresponding amount.~~

~~Holdings, at its option, may convert the Term Note to Series U Units of the Company at a per unit price of $3,000 in satisfaction of any outstanding principal balance due to Holdings by the Company pursuant to the Term Note.  As a result of issuance of the Term Note and Revolving Note, a prior agreement with Bunge whereby Bunge would receive Series E Units in connection with any payments made to reduce the Bridge Loan on behalf of the Company was terminated.~~

~~Note 5:                      Construction, Revolving Loan/Credit Agreements~~

AgStar

~~The Company is party to a Credit Agreement (the “~~Credit Agreement~~”) with AgStar Financial Services, PCA (“~~AgStar~~”) for $126,000,000 senior secured debt, consisting of a $111,000,000 construction loan and a $15,000,000 revolving line of credit.  Borrowings under the construction loan include a variable interest rate based on LIBOR plus 3.65% for each advance under the Credit Agreement.  On August 1, 2009 the construction loan was segmented into two credit facilities, an amortizing term facility of $101,000,000 and a revolving term facility of $15,000,000.  The Company has elected to convert 50% of the term note into fixed rate loans at the lender’s bonds rate plus 3.25%, with a 5% floor, which is effective on September 1, 2009.  The portion of the term loan not fixed and the term revolving line of credit will accrue interest equal to LIBOR plus 3.45%, with a 5% floor.  The Credit Agreement requires the maintenance of certain financial and nonfinancial covenants.  Borrowings under the Credit Agreement are collateralized by substantially all of the Company’s assets.  The construction/revolving term credit facility requires monthly principal payments starting March 1, 2010.  The loan will be amortized over 114 months and will mature five years after the conversion date, August 1, 2014.  The initial term of the revolving line of credit agreement matures December 18, 2009, which was extended to March 31, 2010 after September 30, 2009.  Borrowings are subject to borrowing base restrictions, and the Credit Agreement includes certain prepayment penalties.~~

~~Under the terms of the Credit Agreement, the Company may draw the lesser of $15,000,000 or 75 percent of eligible accounts receivable and eligible inventory, the borrowing base.  As part of the revolving line of credit, the Company may request letters of credit to be issued up to a maximum of $5,000,000 in the aggregate.  One letter of credit is outstanding under this provision, in favor of MidAm, in the amount of $3,300,000.~~

~~As of September 30, 2009 and 2008, the outstanding balance under the Credit Agreement was approximately $111,223,247 and $64,161,717 respectively.  In addition to all other payments due under the Credit Agreement, the Company also agreed to pay, beginning at the end of the June 30, 2010 quarter, an amount equal to 65% of the Company’s Excess Cash Flow (as defined in the Credit Agreement), up to a total of $4,000,000 per year, and $16,000,000 over the term of the Credit Agreement.~~

~~Effective August 1, 2009, in addition to compliance with the borrowing base, the Company is subject to working capital, tangible net worth covenants and other future financial covenants.  As of September 30, 2009, the Company is in compliance with these covenants.~~

~~Southwest Iowa Southwest Iowa Renewable Energy, LLC~~
~~Notes to Audited Financial Statements~~

~~Note 5: Construction, Revolving Loan/Credit Agreements (continued)~~

Bridge Loan

~~On March 7, 2008, the Company obtained the Bridge Loan, and on March 1, 2009, the Company extended the terms of the Bridge Loan through June 2010 and the maximum principal amount was increased to $36,600,000.  The Bridge Loan debt is secured by the Collateral, described below.~~

~~Holdings pledged a money market account in the amount equal to 76% of the maximum principal amount of the Bridge Loan in favor of the Bridge Lender (the “~~Collateral~~”) through August 2009 when Bunge’s portion of the Bridge Loan was replaced by the Term Note.  ICM caused its lender to issue the LC in the amount equal to 24% of the maximum principal amount of the Bridge Loan in favor of the Bridge Lender as well.  The ICM LC expires on September 17, 2010, and the Bridge Lender will only draw against the LC to the extent that the Company defaults under the Bridge Loan or if the Company has not repaid the Bridge Loan in full by September 1, 2010.  As the Company repays the principal of the Bridge Loan, the LC will automatically be reduced in the same proportion.  As of September 30, 2009, and 2008, there was an outstanding principal and interest balance of approximately $8,585,496 and $34,761,857 respectively under the Bridge Loan.~~

~~Southwest Iowa Southwest Iowa Renewable Energy, LLC~~
~~Notes to Audited Financial Statements~~

~~Note 6:                      Notes Payable~~

~~Notes payable consists of the following as of September 30, 2009 and September 30, 2008:~~

		~~September 30, 2009~~		~~September 30, 2008~~
~~$200,000 Note payable to Iowa Department Economic Development (“~~IDED~~”) a non-interest bearing obligation with monthly payments of $1,667 due through the maturity date of March 2012 on the non-forgivable portion. (A)~~
	~~$~~	~~148,333~~	~~$~~	~~168,333~~

~~Bridge Loan bearing interest at LIBOR plus 1.50% with a floor of 3.00% (3.00% at September 30, 2009) through maturity on June 1, 2010 secured by a letter of credit and previously a money market account through August 2009 as described in Note 5.~~
		~~8,585,496~~		~~34,761,857~~

~~Note payable to affiliate, Holdings, bearing interest at LIBOR plus 7.50% with a floor of 3.00% (8.41% at September 30, 2009); maturity on August 31, 2014.~~		~~27,106,079~~		~~-~~

~~Term and Construction loan payable to AgStar bearing interest at LIBOR plus 3.65% and 3.25% (5.00% at September 30, 2009). See maturity discussed in Note 5 for term loan portion of $101,000,000.~~		~~108,273,245~~		~~64,161,717~~

~~Revolving line of credit payable to AgStar bearing interest at LIBOR plus 3.45% (5.00% at September 30, 2009), maturing March 31, 2010.~~		~~3,000,000~~		 ~~-~~

~~Revolving line of credit payable to affiliate Holdings, bearing interest at LIBOR plus 7.5% (7.81% at September 30, 2009) maturity on December 24, 2009.~~		~~2,000,000~~		~~-~~
~~Less current maturities~~		~~149,113,153~~ (18,215,803)		~~99,091,907~~ (35,198,440)
	~~$~~	~~130,897,350~~	~~$~~	 ~~63,893,467~~

~~(A) The IDED debt is comprised of two components under the Master Contract (the “~~Master Contract~~”) between the Company and the IDED.  A $100,000 loan is non interest-bearing and due in monthly payments of $1,667 beginning April 2007, with a final payment of $1,667 due March 2012; and a $100,000 forgivable loan.  Both notes under the Master Contract are collateralized by substantially all of the Company’s assets and subordinate to the Credit Agreement.  The $100,000 forgivable loan may be forgiven upon IDED’s confirmation of the creation and retention of qualifying jobs under the Master Contract.  If the Company does not meet the requirements of the Master Contract, the note is due on an agreed upon payment schedule.~~

~~The Term Note due to Holdings is subordinated to the Credit Agreement.  Principal and interest may be paid only after payment in full of all amounts due under the Credit Agreement.  Extension of the Term Note, in the approximate principal amount of $27,100,000, resulted in reduction of the Bridge Loan principal in a corresponding amount.~~

~~In addition, the Company entered into the Revolving Note with Holdings, providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at the Company’s request under the Holdings Revolving Note; amounts in excess of $3,750,000 may be advanced by Holdings at its discretion.  The Revolving Note agreement has a two year term, however individual~~

~~Southwest Iowa Southwest Iowa Renewable Energy, LLC Notes to Audited Financial Statements~~

~~Note 6:                      Notes Payable (continued)~~

~~notes have short-term maturities.  The Company is required to draw the maximum amount available under the AgStar Credit Agreement to pay any outstanding advances under the Holdings Revolving Note.~~

~~While repayment of the Revolving Note is subordinated to the Credit Agreement, the Company may make payments on the Revolving Note so long as the Company is in compliance with its borrowing base covenant and there is not a payment default under the AgStar Credit Agreement.~~

~~Note 7:  Fair Value Measurement~~

~~Effective October 1, 2008, the Company adopted the fair value measurements and disclosures standard, which provides a framework for measuring fair value under GAAP and is applicable to all financial instruments that are being measured and reported on a fair value basis.~~

~~Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:~~

    ~~Level 1 -      Valuations for assets and liabilities traded in active markets from readily available pricing sources for~~
                         ~~market transactions involving identical assets or liabilities.~~

    ~~Level 2 -      Valuations for assets and liabilities traded in less active dealer or broker markets.  Valuations are~~
                         ~~obtained from third-party pricing services for identical or similar assets or liabilities.~~

    ~~Level 3-       Valuations incorporate certain assumptions and projections in determining the fair value assigned to~~
                         ~~such assets or liabilities.~~

~~A description of the valuation methodologies used for instruments measured at fair value, including the general classifications of such instruments pursuant to the valuation hierarchy, is set below.  These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value.~~

Derivative financial statements~~.  Commodity futures and exchange traded options are reported at fair value utilizing Level 1 inputs. For these contracts, the Company obtains fair value measurements from an independent pricing service.  The fair value measurements consider observable data that may include dealer quotes and live trading levels from the CME market.  Ethanol contracts are reported at fair value utilizing Level 2 inputs from third-party pricing services.~~

~~The following table summarizes financial liabilities measured at fair value on a recurring basis as of September 30, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:~~

	~~Total~~		~~Level 1~~		~~Level 2~~		~~Level 3~~
~~Derivative financial instruments:~~
~~Corn~~	~~$~~	~~263,688~~	~~$~~	~~263,688~~	~~$~~	~~---~~	~~$~~	~~---~~
	~~$~~	~~263,688~~	~~$~~	~~263,688~~	~~$~~	~~---~~	~~$~~	~~---~~

~~Southwest Iowa Southwest Iowa Renewable Energy, LLC Notes to Audited Financial Statements~~

~~Note 8:                       Related Party Transactions~~

~~In September, 2006, the Company entered into a design-build agreement with ICM, a related party and a member of the Company, for a lump-sum contract price of $118,000,000 (the “~~ICM Contract~~”).  As of September 30, 2009 and 2008, the Company incurred approximately $147,608,000 and $134,025,000 of construction in progress, respectively, under the ICM Contract.  A total of approximately $700,000 is included in retainage payable as of September 30, 2009.~~

~~The Company entered into an agreement in October, 2006 with Bunge, a related party and a member of the Company, to purchase all of the distillers grains with solubles (“~~DG~~”) produced by the plant (the “~~DG Agreement~~”).  Bunge pays a sales price less transportation costs, rail lease charge and a fixed rate marketing fee for the DG produced.  The DG Agreement continues until February 1, 2019, when it will automatically renew for successive three-year terms unless a 180-day written notice is given of either party’s election not to renew before the expiration of the initial term or the then-current renewal term.  The Company is required to pay a minimum annual marketing fee of $150,000.  Beginning on February 1, 2012, the annual minimum amount and the purchase price may be adjusted.  Either party may terminate the agreement as provided in the DG Agreement.   The Company has incurred $467,092 of marketing expenses during the year ended September 30, 2009, and there were no expenses incurred for the year ended September 30, 2008.~~

~~In October, 2006, the Company entered into an agreement with a company in which Bunge holds a membership interest, AGRI-Bunge, LLC (“~~AB~~”), to procure all grain required for the Company’s ethanol plant.  The Company pays an agency fee mutually agreed to by both parties for corn delivered by truck or rail, with a minimum annual fee paid each calendar year. On December 15, 2008, this agreement was suspended and replaced with a grain supply agreement between the parties.  The new agreement has a term of ten years and automatically renews for successive three-year terms unless a 180-day written notice is given by either party.  The Company pays an annual calendar year minimum fee of $675,000 each calendar year under the new agreement.  Expenses for the year ended September 30, 2009 were $607,565; $92,714 of this amount is included in accrued expenses at September 30, 2009. There were no fees incurred for the year ended September 30, 2008.~~

~~On January 30, 2008, the Company and Bunge entered into a Support Services Agreement (the “~~Support Services Agreement~~”), under which Bunge agreed to provide engineering support to the project, provide reports to AgStar and assist the Company with requests by the lender’s agent.  The Company paid, in addition to Bunge’s out of pocket expenses, an hourly fee of $95 for such services.  The terms of the Support Services Agreement expired on December 31, 2008; but is being continued on a month to month basis.  Expenses for the years ended September 30, 2009 and 2008 were $38,924 and $101,000, respectively.~~

~~In December, 2008, the Company and Bunge entered into other various agreements. Under a Lease Agreement (the “~~Lease Agreement~~”), the Company leased from Bunge a grain elevator located in Council Bluffs, Iowa, for approximately $67,000 per month.  Expenses for the year ended September 30, 2009 were $603,474.  There were no expenses incurred for the year ended September 30, 2008. In connection with the Lease Agreement, the Company entered into a grain purchase agreement, under which the Company agreed to purchase the grain inventory at the grain elevator and the grain inventory located in the Company’s on-site storage Facility.  The Company purchased approximately 1,900,000 bushels of corn at an approximate market value of $6,000,000.~~

~~Under an Ethanol Purchase Agreement (the “~~Ethanol Purchase Agreement~~”), the Company sells Bunge all of the ethanol produced at the ethanol plant, and Bunge purchases the same, up to the ethanol plant’s nameplate capacity of 110,000,000 gallons a year.  The Company pays Bunge a per-gallon fee for ethanol sold by Bunge, subject to a minimum annual fee of $750,000 and adjusted according to specified indexes after three years.  The initial term of the agreement commenced August 20, 2009, is three years and it will automatically renew for successive three-year terms unless one party provides the other with notice of their election to terminate 180 days prior to the end of the term.  The Company has incurred expenses of $63,186 during the year ended September 30, 2009.~~

~~Southwest Iowa Southwest Iowa Renewable Energy, LLC Notes to Audited Financial Statements~~

~~Note 8:                       Related Party Transactions (continued)~~

~~Under a Risk Management Services Agreement effective January 1, 2009, Bunge agreed to provide the Company with assistance in managing its commodity price risks for a quarterly fee of $75,000.  The agreement has an initial term of three years and will automatically renew for successive three year terms, unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  Expenses for year ended September 30, 2009 were $225,000.  There were no expenses incurred for the year ended September 30, 2008.~~

~~In June, 2007, the Company entered into an operating lease agreement with Bunge for the sublease of 320 ethanol tank cars and 300 distillers grain cars.  The lease began in January 2009, continues for a term of ten years, and terminates upon the termination of the final car sublease.  On June 26, 2009, the Company executed an Amended and Restated Railcar Lease Agreement (“~~Railcar Agreement~~”) with Bunge for the sublease of 325 ethanol cars and 300 hopper cars which will be used for the delivery and marketing of the Company’s ethanol and distillers grains.  Under the Railcar Agreement, the Company will sublease railcars for terms lasting 120 months and continuing on a month to month basis thereafter. The Railcar Agreement will terminate upon the expiration of all railcar subleases.  The Railcar Agreement reflects changes as a result of Bunge’s purchase and sale/leaseback of railcars from a new railcar equipment lessor other than contemplated in the 2007 Railcar Sublease Agreement (the “~~Railcar Sublease Agreement~~”) between the Company and Bunge.  Expenses for the year ended September 30, 2009 were $3,655,498.  There were no expenses incurred for the year ended September 30, 2008.~~

~~In March, 2009, the Company entered into an agreement with Bunge to provide an interim President / CEO.  The agreement provided for reimbursement in the annual amount of $150,000 plus monthly expenses.  Expenses for the year ended September 30, 2009 were $85,139; and $29,039 is included in accrued expenses.  There were no expenses incurred for the year ended September 30, 2008.  The Company hired a new General Manager effective September 8, 2009 thus terminating this agreement with Bunge effective September 8, 2009.~~

~~In connection with obtaining the Bridge Loan, the Company entered into the Series C Unit Agreement and Series C Unit Amendment, as described above in Note 4.  In connection with the Series C Unit Agreement and the previous Series E Unit Agreement with Bunge, the Company pays 6% interest on the undrawn LCs.  For the year ended September 30, 2009, the Company recorded $1,960,888 of interest costs related to the Series C and E Unit Agreements.  For the year ended September 30, 2008, the Company capitalized $1,248,000 of interest costs.  No payments have been made under these agreements as of September 30, 2009.~~

~~Holdings has agreed to extend the Term Note to the Company, due in five years, repayment of which is subordinated to the Credit Agreement, as described in Note  6.~~

~~In addition, the Company entered into the Revolving Note with Holdings, providing for the extension of a maximum of $10,000,000 in revolving credit, as described in Note 6.~~

~~Note 9:                 Commitments~~

~~The Company has entered into a steam contract with an unrelated party under which the vendor agreed to provide the steam required by the Company, up to 475,000 pounds per hour. The Company agreed to pay a net energy rate for all steam provided under the contract and a monthly demand charge. The net energy rate is set for the first three years then adjusted each year beginning on the third anniversary date.  The steam contract will remain in effect until January 1, 2019.  Expenses for the year ended September 30, 2009 were $3,102,363, respectively.  There were no expenses incurred for the year ended September 30, 2008.~~

~~In April, 2008 the Company entered into a Firm Throughput Service Agreement with a natural gas supplier, an unrelated party, under which the vendor agreed to provide the gas required by the Company, up to 900 Dth per day. The Company agreed to pay the maximum reservation and commodity rates as provided under the vendor’s FERC Gas Tariff as revised from time to time, as well as other additional charges.~~

~~Southwest Iowa Southwest Iowa Renewable Energy, LLC Notes to Audited Financial Statements~~

~~Note 9:                                Commitments (continued)~~

~~The agreement specifies an in-service date of October 1, 2008, and the term of the agreement is seven years.  Expenses for the year ended September 30, 2009 were $60,176.   There were no expenses incurred for the year ended September 30, 2008.~~

~~The Company has purchased 71,419  Kilowatts of electricity through September 30, 2009 from MidAmerica Energy Company (“~~MidAm~~”) under an Electric Service Contract (“~~Electric Contract~~”) dated December 15, 2006.  In the Electric Contract, the Company agreed to own and operate a 13 kV switchgear with metering bay, all distribution transformers, and all 13 kV and low voltage cable on our side of the switchgear.  The Company agreed to pay (i) a per meter service charge, (ii) a demand charge which has a rate for the Summer and a different rate for the Winter (iii) a reactive demand charge at a per kVAR rate of reactive demand in excess of 50% of billing demand, (iv) an energy charge ranging from $0.03647 to $0.01837 per kilowatt hour, depending on the amount of usage and season, (v) tax adjustments, (vi) AEP and energy efficiency cost recovery adjustments, and (vii) a CNS capital additions tracker.  These rates only apply to the primary voltage electric service provided under the Electric Contract.  The electric service will continue at these prices for up to 60 months, but in any event will terminate on June 30, 2012.  The pricing under the Electric Contract is based on the assumptions that the Company will have an average billing demand of 7,300 kilowatts per month and that the Company will average an 85% load factor over a 12 month period.  If these assumptions are not met, the Company will pay the most applicable tariff rate.  Additionally, at any time, the Company may elect to be charged under one of MidAm’s electric tariffs.~~

~~In January, 2007, the Company entered into an agreement with Iowa Interstate Railroad, LTD to provide the transportation of the Company’s commodities from Council Bluffs, Iowa to an agreed upon customer location.   The agreement commenced on December 1, 2007 and continues for five years and will automatically renew for additional one year periods unless cancelled by either party.  The Company agreed to a schedule of varying rates per car.  Expenses for the year ended September 30, 2009 were approximately $855,737, of which approximately $73,956 is included in accounts payable.  There were no expenses for the year ended September 30, 2008.~~

~~In August, 2008, the Company entered into an agreement with an unrelated party which establishes terms governing the Company’s purchase of natural gas.  The agreement commenced in August, 2008 and has a term of two years.  The Company has incurred expenses of $4,318,072, for the year ended September 30, 2009.  There were no expenses for the year ended September 30, 2008.~~

~~The Company leases certain equipment, vehicles, and operating facilities under non-cancellable operating leases that expire on various dates through 2017.  The future minimum lease payments required under these leases are approximately $5,800,000 in fiscal 2010, $5,800,000 in fiscal 2011, $5,600,000 in fiscal 2012, $5,600,000 in fiscal 2013, $5,500,000 in fiscal 2014 and $23,200,000 thereafter.  Rent expense related to operating leases for the year ended September 30, 2009 was $4,700,000.  Rent expense related to operating leases for the year ended September 30, 2008 was approximately $20,000.~~

~~Note 10:                        Major Customers and Commitments~~

~~The Company had an agreement with an unrelated entity and major customer for marketing, selling, and distributing all of the ethanol produced by the Company.   This agreement was terminated effective August 19, 2009.  The Company has expensed $108,181 in marketing fees for the year ended September 30, 2009 related to this agreement.  Revenues with this customer were $65,877,348 for the year ended September 30, 2009.  There were no trade accounts receivable due from this customer at September 30, 2009.~~

~~Southwest Iowa Southwest Iowa Renewable Energy, LLC Notes to Audited Financial Statements~~

~~Note 10:                        Major Customers and Commitments (continued)~~

~~The Company has an agreement with a related entity and significant equity owner for marketing, selling, and distributing all of the ethanol produced by the Company, effective August 20, 2009.  The Company pays Bunge a per-gallon fee for ethanol sold by Bunge, subject to a minimum annual fee of $750,000 and adjustments according to specified indexes after three years.  The initial term of the Ethanol Agreement commenced on February 1, 2009, is three years, and it will automatically renew for successive three-year terms unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  In addition, the Company has an agreement with the same related entity for marketing, selling, and distributing all of the distiller’s grains with solubles produced by the Company, effective when production commenced in February, 2009.  The Company expensed $543,503 in marketing fees for the year ended September 30, 2009 related to the ethanol and distiller’s grains with solubles agreements.  Revenues with this customer were $34,269,334 for the year ended September 30, 2009.  Trade accounts receivable due from this customer was $12,396,172 at September 30, 2009.~~

~~SOUTHWEST IOWA RENEWABLE ENERGY, LLC~~
~~Condensed Balance Sheets~~
~~ASSETS~~	~~December 31, 2009~~		~~September 30, 2009~~
~~(Unaudited)~~
~~Current Assets~~
~~Cash and cash equivalents~~	~~$~~	~~10,930,649~~	~~$~~	~~7,455,084~~
~~Accounts receivable~~		~~1,799~~		~~1,831,722~~
~~Accounts receivable, related party~~		~~10,357,853~~		~~12,396,172~~
~~Due from broker~~		~~2,813,943~~		~~2,108,267~~
~~Inventory~~		~~11,091,426~~		~~4,913,675~~
~~Derivative financial instruments~~		~~-~~		~~263,688~~
~~Prepaid expenses and other~~		~~1,033,058~~		~~439,431~~
 ~~Total current assets~~		~~36,228,728~~		~~29,408,039~~

~~Property, Plant, and Equipment~~
~~Land~~		~~2,064,090~~		~~2,064,090~~
~~Plant, Building and Equipment~~		~~197,741,411~~		~~197,435,327~~
~~Office and Other Equipment~~		~~695,761~~		~~680,145~~
~~Total Cost~~		~~200,501,262~~		~~200,179,562~~
~~Accumulated Depreciation~~		~~(14,362,982)~~		~~(9,600,217)~~
 ~~Net property and equipment~~		~~186,138,280~~		~~190,579,345~~

~~Other Assets~~
~~Financing costs, net of amortization of $1,557,125 and $1,467,677~~		~~2,292,869~~		~~2,382,317~~
~~Total Assets~~	~~$~~	~~224,659,877~~		~~222,369,701~~
~~Notes to Condensed Unaudited Financial Statements are an integral part of this Statement.~~

~~SOUTHWEST IOWA RENEWABLE ENERGY, LLC~~
~~Condensed Balance Sheets~~
~~LIABILITIES AND MEMBERS’ EQUITY~~	~~December 31, 2009~~		~~September 30, 2009~~
~~(Unaudited)~~
~~Current Liabilities~~
~~Accounts payable~~	~~$~~	~~855,117~~	~~$~~	~~1,351,156~~
~~Accounts payable, related parties~~		~~2,486,811~~		~~4,297,990~~
~~Retainage payable, related parties~~		~~372,770~~		~~697,770~~
~~Accrued expenses~~		~~2,502,842~~		~~1,704,014~~
 ~~Accrued expenses, related parties~~		~~4,138,642~~		~~4,023,231~~
 ~~Derivative financial instruments~~		~~376,450~~		~~-~~
~~Current maturities of notes payable~~		~~24,789,732~~		~~18,215,803~~
~~Total current liabilities~~		~~35,522,364~~	$	~~30,289,964~~
~~Long Term Liabilities~~
~~Notes payable, less current maturities~~		~~129,535,382~~		~~130,897,350~~
 ~~Other~~		~~775,003~~		~~800,002~~
 ~~Total long term liabilities~~		~~130,310,385~~		~~131,697,352~~
~~Commitments and Contingencies~~
~~Members’ Equity~~
 ~~Members’ capital, 13,139 units issued and outstanding~~		~~76,474,111~~		~~76,474,111~~
 ~~Accumulated (deficit)~~		~~(17,646,983)~~		~~(16,091,726)~~
~~Total members’ equity~~		~~58,827,128~~		~~60,382,385~~
~~Total Liabilities and Members’ Equity~~	~~$~~	~~224,659,877~~		~~222,369,701~~
~~Notes to Condensed Unaudited Financial Statements are an integral part of this Statement.~~

~~SOUTHWEST IOWA RENEWABLE ENERGY, LLC~~

~~CONDENSED STATEMENTS OF OPERATIONS~~
	~~Three Months Ended December 31, 2009~~	~~Three Months Ended December 31, 2008~~
	~~(Unaudited)~~	~~(Unaudited)~~

~~Revenues~~	~~$ 50,748,439~~	~~$ -~~

~~Cost of Goods Sold~~	~~48,854,151~~	~~-~~

~~Gross Margin~~	~~1,894,288~~	~~-~~

~~Selling, General, and~~

~~Administrative Expenses~~		~~1,138,298~~	~~1,711,629~~
~~Operating Income (Loss)~~		~~755,990~~	~~(1,711,629)~~

~~Other Income (Expense)~~
~~Realized and unrealized losses on derivative financial instruments~~		~~-~~	~~(656,973)~~
~~Interest income~~		~~13,163~~	~~46,134~~
~~Interest expense~~		~~(2,330,384)~~	~~-~~
~~Miscellaneous income~~		~~5,974~~	~~5,340~~
~~Total~~		~~(2,311,247)~~	~~(605,499)~~

~~Net (Loss)~~	~~$~~	~~(1,555,257)~~	~~(2,317,128)~~

~~Weighted Average Units~~
~~Outstanding—Basic & Diluted~~		~~13,139~~	~~13,139~~
~~Net (loss) per unit –basic & diluted~~	~~$~~	~~($118.37)~~	~~($176.35)~~
~~Notes to Condensed Unaudited Financial Statements are an integral part of this Statement.~~

~~SOUTHWEST IOWA RENEWABLE ENERGY, LLC~~

~~Condensed Statements of Cash Flows~~
	~~Three Months Ended December 31, 2009~~		~~Three Months Ended December 31, 2008~~
	~~(Unaudited)~~		~~(Unaudited)~~
~~Cash Flows from Operating Activities~~
~~Net (loss)~~	~~$~~	~~(1,555,257)~~	~~$ (2,317,128)~~
~~Adjustments to reconcile net (loss) to net cash (used in)~~
~~operating activities:  Depreciation~~		~~4,762,765~~	~~7,524~~
~~Amortization~~		~~119,585~~	~~-~~
~~Other~~
~~(Increase) decrease in current assets: Accounts receivable~~		~~3,868,242~~	~~-~~
~~Inventories~~		~~(6,177,751)~~	~~(7,520,931)~~
~~Prepaid expenses and other~~		~~(593,627)~~	~~(186,766)~~
~~Derivative financial instruments~~		~~263,688~~	~~-~~
~~Due from broker~~		~~(705,676)~~	~~(1,447,694)~~
~~Increase (decrease) in current liabilities:~~
~~Accounts and retainage payable~~		~~(1,471,914)~~	~~1,387,472~~
~~Derivative financial instruments~~		~~376,450~~	~~882,738~~
~~Accrued expenses~~		~~954,206~~	~~(5,007)~~
 ~~Net cash (used in) operating activities~~		~~(159,289)~~	~~(9,229,792)~~
~~Cash Flows from Investing Activities~~
~~Purchase of property and equipment~~		~~(1,482,004)~~	~~(20,951,788)~~
~~Increase in restricted cash~~		~~-~~	~~(24,471)~~
~~Net cash (used in) investing activities~~		~~(1,482,004)~~	~~(20,976,259)~~
~~Cash Flows from Financing Activities~~
~~Payments for financing costs~~		~~(30,137)~~	~~(74,501)~~
~~Proceeds from long term borrowings~~		~~7,151,995~~	~~25,568,930~~
~~Payments on long term borrowings~~		~~(2,005,000)~~	~~(5,000)~~
~~Net cash provided by financing activities~~		~~5,116,858~~	~~25,489,429~~
~~Net increase (decrease) in cash and cash equivalents~~		~~3,475,565~~	~~(4,716,622)~~
~~Cash and Equivalents—Beginning of Period~~		~~7,455,084~~	~~6,557,394~~
~~Cash and Equivalents—End of Period~~	~~$~~	~~10,930,649~~	~~1,840,772~~

~~Supplemental Disclosures of Noncash Investing~~
 ~~And Financing Activities~~
 ~~Property, plant and equipment included in accounts and retainage payable~~	~~$~~	~~729,277~~	~~$ 9,887,766~~
 ~~Interest capitalized and included in long term debt and accruals~~		~~-~~	~~1,394,063~~
~~Bridge loan accrued interest included in long term debt~~		~~64,966~~	~~-~~
~~Cash Paid for Interest~~		~~941,367~~	~~-~~

~~Notes to Condensed Unaudited Financial Statements are an integral part of this Statement.~~

~~SOUTHWEST IOWA RENEWABLE ENERGY, LLC Notes to Financial Statements (unaudited) December 31, 2009~~
~~Note 1:  Nature of Business~~

Southwest Iowa Renewable Energy, LLC (the “Company”), located in Council Bluffs, Iowa, was formed in March, 2005 to construct and operate a 110 million gallon capacity ethanol plant.  The Company began producing ethanol in February 2009.  ~~During the quarter ended December 31, 2009,~~In Fiscal Year 2010, the Company has operated at 100% of its 110 million gallon nameplate capacity~~.~~ while only operating at an average of 84% of capacity during Fiscal 2009.  The Company sells its ethanol, modified wet distillers grains with solubles, and corn syrup in the continental United States.  The Company sells its dried distillers grains with solubles in the continental United States, Mexico, and the Pacific Rim.

Note 2:  Summary of Significant Accounting Policies

~~Basis of Presentation and other information~~

~~The balance sheet as of September 30, 2009 was derived from the Company’s audited balance as of that date.  The accompanying financial statements as of and for the three months ended December 31, 2009 and 2008 are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods.  These unaudited financial statements and notes should be read in conjunction with the audited financial statements and notes thereto, for the year ended September 30, 2009 contained in the Company’s Annual Report on Form 10-K.  The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.~~

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Cash & Cash Equivalents ~~Accounting Policy~~

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

Financing Costs ~~Policy~~

Financing costs ~~are~~ associated with the construction and revolving loans are recorded at cost and include expenditures directly related to securing debt financing.  The Company ~~amortizes~~began amortizing these costs using the effective interest method over the terms of the agreements~~.~~ in March, 2008.  The interest expense amortization was capitalized during the development stage as construction in progress.

Concentration of Credit Risk

The Company’s cash balances are maintained in bank deposit accounts which at times may exceed federally-insured limits.  The Company has not experienced any losses in such accounts.

Revenue Recognition

The Company sells ethanol and related products pursuant to marketing agreements.  Revenues are recognized when the marketing company (the “~~customer~~Customer”) has taken title to the product, prices are fixed or determinable and collectability is reasonably assured.   The Company’s products are generally shipped FOB loading point.  Until August 18, 2009, ethanol sales were handled through a marketing agreement with Lansing (“Lansing”); with the conclusion of the Lansing agreement, ethanol sales are handled through an ethanol agreement (the “Ethanol Agreement”) with Bunge North America, Inc. (“Bunge”)~~, a related party~~.  Syrup, distillers grains and solubles, and modified wet distillers grains with solubles (co-products) are sold through a distillers grains agreement (the “DG Agreement”) with Bunge, which sets the price based on the market price to third parties.  Marketing fees and commissions due to the marketers are paid separately from the settlement for the sale of the ethanol products and co-products and are included as a component of cost of goods sold.  Shipping and handling costs incurred by the Company for the sale of ethanol and co-products are included in cost of goods sold.

Accounts Receivable

Trade accounts receivable are recorded at original invoice amounts less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis.  Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering customers’ financial condition, credit history and current economic conditions.  As of ~~December 31, 2009,~~September 30, 2010, management has determined no allowance is necessary.  Receivables are written off when deemed uncollectible~~.  Recoveries~~ and recoveries of receivables written off are recorded when received.  ~~Receivables from related parties are discussed below in Note 10.~~

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 2: Summary of Significant Accounting Policies (Continued)

Investment in Commodities Contracts, Derivative Instruments and Hedging Activities

~~The Company adopted new disclosure requirements, which require entities to provide greater transparency in interim and annual financial statements about how and why the entity uses derivative instruments, how the instruments and related hedged items are accounted for, and how the instruments and related hedged items affect the financial position, results of operations, and cash flows of the entity.~~

The Company is exposed to certain risks related to ongoing business operations.  The primary risks that the Company manages by using forward or derivative instruments are price risk on anticipated purchases of corn and sales of ethanol.

The Company is subject to market risk with respect to the price and availability of corn, the principal raw material used to produce ethanol and ethanol ~~by~~co-products.  In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions.  This is especially true when market conditions do not allow the Company to pass along increased corn costs to customers.  The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply.

Certain contracts that literally meet the definition of a derivative may be exempted from derivative accounting as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from the accounting and reporting requirements of derivative accounting.  Forward corn purchase contracts initiated after September 28, 2010 are not exempt from the accounting and reporting requirements of derivative accounting as the Company sullied its forward contracts.   As such, we no longer apply the normal purchase and sale exemption under derivative accounting for forward purchases of corn.  As of September 30, 2010, we are committed to purchasing 2,109,000 million bushels of corn on a forward contract basis resulting in a total commitment of approximately $8,000,000.  These forward contracts had a fair value of approximately $690,000 at September 30, 2010.

~~The~~In addition, the Company enters into short-term cash, options and futures contracts as a means of ~~securing corn for the ethanol plant and~~ managing exposure to changes in commodity prices.  ~~In addition, from time to time, the~~The Company enters into derivative contracts to hedge the exposure to price risk as it relates to ethanol sales.  The Company maintains a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market fluctuations.  The Company’s specific goal is to protect the Company from large moves in commodity costs.  All derivatives will be designated as non-hedge derivatives and the contracts will be accounted for ~~as mark-to-market~~at fair value.  Although the contracts will be effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.

As part of its trading activity, the Company uses futures and option contracts offered through regulated commodity exchanges to reduce risk and ~~is exposed to~~ risk of loss in the market value of inventories.  To reduce that risk, the Company generally takes positions using cash and futures contracts and options.  Accordingly, any realized or unrealized gain or loss related to these derivative instruments was recorded in the statement of operations as a component of non-operating income (expense) until the plant was operational.  ~~Once operational, the~~The gains or losses  are included in revenue if the contracts relate to ethanol and cost of goods sold if the contracts relate to corn.   During the ~~development stage,~~twelve months ended September 30, 2010 and 2009, the Company recorded a combined realized and unrealized gain of $2,036,803 and $4,966,567 as a component of cost of goods sold and a $0 and ($160,677) loss as a component of revenue.  During the development stage, the Company recorded a combined realized and unrealized loss of ($656,973) for the ~~three months ended December 31, 2008~~twelve months ended September 30, 2009 as a component of non-operating income.

~~There were no gains or losses on ethanol contracts during the three months ended December 31, 2009 or 2008.~~

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 2: Summary of Significant Accounting Policies (Continued)

The derivative financial instruments asset (liability) of ~~($376,450)~~ $688,039 (related party) and ($75,125) at September 30, 2010 and $263,688 at September 30, 2009 consists of ~~5,810,000~~1,950,000 and 1,525,000 bushels of corn, respectively~~.  There~~, and there were no gallons of ethanol ~~under contract at December 31, 2009~~at September 30, 2010 and September 30, 2009.   Derivatives not designated as hedging instruments at ~~December 31,~~September 30, 2010 and 2009 ~~and 2008~~ were as follows:

Twelve Months Ended September 30, 2010	~~Three~~Twelve Months Ended ~~December 31,~~September 30, 2009

Increase (decrease) in ~~cost of goods sold~~expenses due to derivatives related to corn costs:
Realized	$1,423,919	$	~~(721,937)~~	(4,702,879)	~~$~~	~~-~~
Unrealized	(612,914)		~~640,138~~	(263,688)		~~-~~
Total effect on cost of goods sold	$(2,036,833)	$	~~(81,799)~~	(4,966,567)	~~$~~	~~-~~

Total increase (decrease) to operating income due to derivative activities	$2,036,833 3	$	~~81,799~~	4,805,890 0	~~$~~	~~-~~

Inventory

Inventory is stated at the lower of cost or market value using the ~~first-in, first-out~~average cost method.  Market value is based on current replacement values, except that it does not exceed net realizable values and it is not less than the net realizable values reduced by an allowance for normal profit margin.

Property and Equipment

Property and equipment are stated at cost.  Depreciation is computed using the straight-line method over the following estimated useful lives:

                                           Buildings                                                  40 Years

                                           Process Equipment                                 10 Years

                                           Office Equipment                                    3-7 Years

Maintenance and repairs are charged to expense as incurred; major improvements and betterments are capitalized.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.   An impairment loss would be recognized when estimated undiscounted future cash flows from operations are less than the carrying value of the asset group.  An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.  In accordance with Company policies, management has evaluated the plant for possible impairment based on projected future cash flows from operations.  Management has determined that its projected future undiscounted cash flows from operations exceed the carrying value of the plant and that no impairment existed at ~~December 31, 2009.~~September 30, 2010.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 2: Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes and generally does not incur income taxes.  Instead, the Company’s earnings and losses ~~pass through to~~are included in the income tax returns of the members.  Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Management has evaluated the Company’s tax positions under the Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.  With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local authorities for the years before 2007.

Net (loss) per unit

(Loss) per unit has been computed on the basis of the weighted average number of units outstanding during each period presented.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, derivative financial instruments, accounts receivable, accounts payable and accrued expenses approximate fair value~~.  The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market rates and other rates currently available to the Company for similar issues of debt, taking into account the current credit risk of the Company~~ due to the short term nature of these instruments.  The Company believes it is not practical to estimate the fair value of debt.

Note 3:  Inventory

Inventory is comprised of the following at:

	 ~~December 31, 2009~~September 30, 2010		September 30, 2009

Raw materials - corn	$	~~5,788,274~~3,796,261	$1,401,680
Supplies and chemicals		~~1,567,648~~1,716,922	1,335,874
Work in process		~~1,312,181~~1,484,157	1,033,185
Finished goods		~~2,423,323~~1,015,813	1,142,936
Total	$	~~11,091,426~~8,013,153	$4,913,675

Note 4:                      Members’ Equity
~~The Company was formed on March 28, 2005 to have a perpetual life with no limit on the number of authorized units.  The Company was initially capitalized by an aggregate of $570,000 in exchange for 285 Series A membership units.  In December 2005, the Company issued an additional 360 Series A membership units in exchange for $1,080,000.  In March 2006, the Company completed a private placement offering with one membership unit at $6,000 being at risk and the remaining investment held in escrow until closing of the offering.~~  The Company approved and issued 687 Series A and one Series B ~~at risk~~ membership units at $6,000 per unit for ~~total~~ proceeds ~~of~~totaling $4,128,000.  The offering was closed in November 2006 with the issuance of 7,313 Series A membership units, 3,333 Series B membership units and 1,000 Series C membership units for total proceeds of $69,876,000.  In May 2007, 25 Series A membership units were issued to a development group for its efforts to develop the project.  ~~In addition~~Additionally, in May 2007, 135 Series A membership units were issued to a related party for its organizational services.

At ~~December 31, 2009~~September 30, 2010 and September 30, 2009 outstanding member units were:

A Units	8,805
B Units	3,334
C Units	1,000

The Series A, B and C unit holders all vote on certain matters with equal rights.  The Series C unit holders as a group have the right to elect one Board member.  The Series B unit holders as a group have the right to elect ~~that~~the number of Board

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 4: Members’ Equity (continued)

members which bears the same proportion to the total number of Directors in relation to Series B outstanding units to total outstanding units.  Series A unit holders as a group have the right to elect the remaining number of Directors not elected by the Series C and B unit holders.

On March 7, 2008, the Company obtained a bridge loan in the maximum principal amount of $36,000,000 (the “Bridge Loan”)~~.~~ which has no outstanding balance as of September 30, 2010.  The Company entered into a Series C Unit Issuance Agreement (the “Series C Agreement”) with ICM, Inc. (“ICM”) in connection with ICM’s provision of a letter of credit (“LC”) to secure the Company’s repayment of the Bridge Loan.  Under the Series C Agreement, the Company agreed to pay ICM a fee for its issuance of the LC equal to 6% per annum of the undrawn face amount of the LC.  In the event that the LC or ICM makes any payment to Commerce Bank, N.A. (the “Bridge Lender”) that reduces amounts owed by the Company under the Bridge Loan (each, a “Bridge Loan Payment”), the Series C Agreement ~~provides~~provided that the Company ~~will~~ immediately reimburse ICM for the amount of such Bridge Loan Payment by issuing Class C Units to ICM.

As of December 31, 2009, the Company had a bridge loan in the principal amount of $8,650,500 (the “Bridge Loan”) from Commerce Bank, N.A. (the “Bridge Lender”), which matured on June 15, 2010.  In connection with the maturity of the Bridge Loan, we entered into a Loan Satisfaction Agreement (“Loan Satisfaction Agreement”) with the Bridge Lender and ICM, whereby ICM agreed to pay the Bridge Lender $8,773,300 in full satisfaction of all principal, accrued interest, and other fees and expenses under the Bridge Loan (the “Payoff Amount”).  Upon payment of the Payoff Amount, we issued a Negotiable Subordinated Term Loan Note to ICM (the “ICM Term Note”).  The ICM Term Note is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  The initial principal amount of the ICM Term Note is equal to approximately $9,970,000, which is comprised of the Payoff Amount plus $1,196,516, the amount due to ICM under Section 4(d) of the Series C Unit Issuance Agreement, dated March 7, 2008, by and between ICM and us (as amended from time to time, the “Series C Agreement”).  This amount represented a fee to ICM for providing credit support for the Bridge Loan.

~~The Bridge Loan matures on June 15, 2010, and in connection with it, ICM caused its lender to issue a letter of credit in favor of the Bridge Lender to secure the repayment of a portion of the Bridge Loan and the Company entered into a Second Amendment to the Series C Unit Issuance Agreement (“~~Series C Amendment~~”) with ICM under which, among other things, we agreed to issue Series C Units to ICM for any Bridge Loan payments made by ICM.  Under the Series C Amendment, if ICM makes a Bridge Loan Payment, the Company will immediately issue Series C Units to ICM based on a Unit price that is equal to the lesser of $3,000 or one half (1/2) of the lowest purchase price paid by any party for a Unit who acquired (or who has entered into any agreement, instrument or document to acquire) such Unit as part of any private placement after the date of the Series C Amendment but prior to the date of any Bridge Loan Payment made by ICM.  The Series C Amendment further provides that ICM will have the right to purchase its pro-rata share of any Units issued by the Company at any time after the date of the Series C Amendment.~~
Additionally, to induce ICM to agree to the ICM Term Note, the Company entered into an equity matters agreement with ICM (the “ICM Equity Agreement”), whereby ICM will (i) retain preemptive rights to purchase new securities in us and (ii) receive twenty-four percent (24%) of the proceeds received by us from a sale or issuance of membership interests or other equity interests or debt securities during such time as ICM holds Series C Units acquired upon exercise of the conversion rights granted under the ICM Term Note.  Further, upon execution of the ICM Equity Agreement, the Series C Agreement was terminated.

Bunge N.A. Holdings Inc. (“Holdings”) extended to the Company a Subordinated Term Note (the “Term Note”) in favor of Holdings effective August 26, 2009 in the amount of approximately $27,107,000 and a Subordinated Revolving Credit Note (the “Revolving Note”)~~.~~ in the amount of $2,000,000.  The Term Note was previously used to reduce the Bridge Loan in a corresponding amount.  Holdings, at its option, may convert the Term Note to Series U Units of the Company at a per unit price of $3,000 in satisfaction of any outstanding principal balance due to Holdings by the Company pursuant to the Term Note.

The Revolving Note is in the amount of $10,000,000 with the aggregate principal amount not to exceed $3,750,000 without Holdings consent.  As a result of issuance of the Term Note and Revolving Note, a prior agreement with Bunge whereby Bunge would receive Series E Units in connection with any payments made to reduce the Bridge Loan on behalf of the Company was terminated.

In connection with the ICM transaction as described above, the Company agreed to amend and restate the Term Note with Holdings, by issuing a Subordinated Term Loan Note to Holdings, to increase the principal amount of such note to $28,106,579 (representing outstanding principal plus accrued interest through the most recent interest payment date) and to amend Holding’s right to proceeds from a sale or issuance of membership interests or other equity interests or debt securities during such time as Holdings holds Series U Units (the “Holdings Term Note”).

The Holdings Term Note is convertible at the option of Holdings into Series U Units at a conversion price of $3,000 per unit.  Additionally, we amended that certain Bunge Agreement – Equity Matters Agreement with Holdings, dated August 26, 2009, by executing the First Amendment to Bunge Agreement -- Equity Matters (as amended, the “Bunge

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 4: Members’ Equity (continued)

Equity Agreement”) in order to maintain consistency of terms taking into account the amendments to the Holdings Term Note and ICM Loan Satisfaction Agreement.

Note 5:                      Revolving Loan/Credit Agreements
AgStar

The Company ~~is party to~~entered into a Credit Agreement (the “Credit Agreement”) with AgStar Financial Services, PCA (“AgStar”) for $126,000,000 senior secured debt, consisting of a $111,000,000 construction loan and a $15,000,000 revolving line of credit.  Borrowings under the loan include a variable interest rate based on LIBOR plus 3.65% for each advance under the Credit Agreement.  On August 1, 2009 the ~~construction~~ loan was segmented into ~~two credit facilities,~~ an amortizing term facility of $101,000,000, a term revolver of $10,000,000 and a revolving working capital term facility of $15,000,000.  On September 1, 2009, the Company elected to convert 50% of the term note into a fixed rate ~~of~~loan at the lender’s bonds rate plus 3.25%, with a 5% floor.  The portion of the term loan not fixed and the term revolving line of credit accrues interest equal to LIBOR plus 3.45%, with a 5% floor.  The Credit Agreement requires the maintenance of certain financial and nonfinancial covenants.  Borrowings under the Credit Agreement are collateralized by substantially all of the Company’s assets.  The term credit facility of $101,000,000 beginning on March 1, 2010, requires monthly principal payments ~~starting March 1, 2010.~~.  The loan is amortized over 114 months and matures five years after the conversion date, August 1, 2014.  The term of the $15,000,000 revolving working capital facility agreement matures on March 31, ~~2010.~~2011 and borrowings are subject to borrowing base restrictions as well as certain prepayment penalties.  The $10,000,000 term revolver is interest only until maturity on August 1, 2014.  ~~Borrowings are subject to borrowing base restrictions, and the Credit Agreement includes certain prepayment penalties.~~

Under the terms of the Credit Agreement, the Company may draw the lesser of $15,000,000 or 75 percent of eligible accounts receivable and eligible inventory~~, the borrowing base~~.  As part of the revolving line of credit, the Company may request letters of credit to be issued up to a maximum of $5,000,000 in the aggregate.  ~~One letter~~Two letters of credit ~~is~~are outstanding under this provision~~,~~ as of September 30, 2010, in favor of MidAmerica Energy Company (“MidAm”), in the amount of $~~2,000,000.~~ 2,000,000 and in favor of the Iowa Department of Economic Development (IDED), in the amount of $300,000.

As of ~~December 31, 2009~~September 30, 2010 and September 30, 2009, the outstanding balance under the Credit Agreement was approximately $~~118,425,241~~114,617,000 and $~~111,273,245,~~111,273,000, respectively.  In addition to all other payments due under the Credit Agreement, the Company also agreed to pay, beginning at the end of the ~~June~~September 30, 2010 ~~quarter~~fiscal year, an amount equal to 65% of the Company’s Excess Cash Flow (as defined in the Credit Agreement), up to a total of $4,000,000 per year, and $16,000,000 over the term of the Credit Agreement.  There was no excess cash flow due at September 30, 2010.

Bridge Loan

~~As mentioned above in Note 4, On March 7, 2008, the Company obtained the Bridge Loan, and on March 1, 2009, the Company extended the terms of the Bridge Loan through June 15, 2010 and the maximum principal amount was increased to $36,600,000.  The Bridge Loan debt is secured by the Collateral, described below.~~

~~Holdings pledged a money market account in the amount equal to 76% of the maximum principal amount of the Bridge Loan in favor of the Bridge Lender (the “~~Collateral~~”) through August 2009 when Bunge’s portion of the Bridge Loan was replaced by the Term Note.  ICM caused its lender to issue the LC in the amount equal to 24% of the maximum principal amount of the Bridge Loan in favor of the Bridge Lender.  The ICM LC expires on September 17, 2010, and the Bridge Lender will only draw against the LC to the extent that the Company defaults under the Bridge Loan or if the Company has not repaid the Bridge Loan in full by June 2010.  As the Company repays the principal of the Bridge Loan, the LC will automatically be reduced in the same proportion.  As of December 31, 2009 and September 30, 2009, there was an outstanding principal and interest balance of approximately $8,650,461 and $8,585,496 respectively under the Bridge Loan.~~

The Term Note due to ICM is subordinated to the Credit Agreement.  Principal and interest may be paid only after payment in full of all amounts due under the Credit Agreement.  Extension of the Term Note, in the approximate principal amount of $9,969,816, resulted in reduction of the Bridge Loan principal and the ICM letter of credit fees in a corresponding amount.

The Term Note due to Holdings is subordinated to the Credit Agreement.  Principal and interest may be paid only after payment in full of all amounts due under the Credit Agreement.  Extension of the Term Note, in the approximate principal amount of $27,100,000, resulted in reduction of the Bridge Loan principal in a corresponding amount.

In addition, the Company entered into the Revolving Note with Holdings, with a two-year maturity, providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at the Company's request under the Holdings Revolving Note while amounts exceeding $3,750,000 may be advanced by Holdings at its discretion.  The Company is required to draw the maximum amount available under the AgStar Credit Agreement to pay any outstanding advances under the Holdings Revolving Note.

While repayment of the Revolving Note is subordinated to the Credit Agreement, the Company may make payments on the Revolving Note so long as the Company is in compliance with its borrowing base covenant and there is not a payment default under the AgStar Credit Agreement.

Southwest Iowa Southwest Iowa Renewable Energy, LLC
Notes to Audited Financial Statements

Note 6:                      Notes Payable

~~Notes payable consists of the following as of December 31, 2009 and September 30, 2009:~~

Notes payable consists of the following as of September 30, 2010 and September 30, 2009:

		~~December 31, 2009~~September 30, 2010	September 30, 2009
$200,000 Note payable to Iowa Department Economic Development (“IDED”) a non-interest bearing obligation with monthly payments of $1,667 due through the maturity date of March 2012 on the non-forgivable portion. (A)	$	~~143,333~~28,333	$148,333

Bridge Loan bearing interest at LIBOR plus 1.50% with a floor of 3.00 ~~% (3.00% at December 31, 2009)~~% through maturity on June 15, ~~2010 secured by a letter of credit and a money market account as described in Note 5.~~2010.		~~8,650,461~~-	8,585,496

Note payable to affiliate Holdings, bearing interest at LIBOR plus 7.50-10.5% with a floor of 3.00% (~~8.41~~8.16% at ~~December 31, 2009~~September 30, 2010); maturity on August 31, 2014.		~~27,106,079~~29,220,130	27,106,079

~~Term facility and term revolver~~Note payable to ~~AgStar~~affiliate ICM, bearing interest at LIBOR plus ~~3.45% (5.00% at December 31, 2009).  See~~7.50-10.5% with a floor of 3.00% (8.16% at September 30, 2010); maturity ~~discussed in Note 5.~~on August 31, 2014.
		~~101,000,000 7,925,241~~10,061,472	~~101,000,000 7,273,245~~ -

~~$15 million revolving working capital term~~Term facility and term revolver payable to AgStar bearing interest at LIBOR plus 3.45% to 3.25%, with a 5.00% floor (5.00% at September 30, ~~2009~~2010)~~, maturing March 31, 2010.~~; maturity on August 1, 2014.
		~~9,500,000~~95,366,726 10,000,000	~~3,000,000~~ 101,000,000 7,273,245

$15 million revolving working capital term facility payable to AgStar bearing interest at LIBOR plus 3.65% with a 5.00% floor (5.00% at September 30, 2010), maturing March 31, 2011.		9,250,000	3,000,000

Revolving line of credit payable to affiliate Holdings ~~that~~ matured on December 24, 2009.		-	2,000,000
Less current maturities		~~154,325,114~~153,926,661 (~~24,789,732)~~18,058,574)	149,113,153 (18,215,803)
Total long term debt	$	~~129,535,382~~135,868,087	$130,897,350

(A) The IDED debt is comprised of two components under the Master Contract (the “Master Contract”) between the Company and the IDED.  ~~A~~The $100,000 loan is non interest-bearing and ~~due in~~requires monthly payments of $~~1,667 beginning~~1,667, which began in April 2007, with a final payment of $1,667 due March 2012; and a $100,000 forgivable loan.  Both notes under the Master Contract are collateralized by substantially all of the Company’s assets and subordinate to the Credit Agreement.  The $100,000 forgivable loan ~~may be~~was forgiven upon IDED’s confirmation of the creation and retention of qualifying   jobs under

the Master Contract~~.  If the Company does not meet the requirements of the Master Contract, the note is due on an agreed upon payment schedule.~~

~~The Term Note due to Holdings is subordinated to the Credit Agreement.  Principal and interest may be paid only after payment in full of all amounts due under the Credit Agreement.  Extension of the Term Note, in the approximate principal amount of $27,100,000, resulted in reduction of the Bridge Loan principal in a corresponding amount.~~

~~In addition, the Company entered into the Revolving Note with Holdings, with a two-year maturity, providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at the Company’s request under the Holdings Revolving Note; amounts in excess of $3,750,000 may be advanced by Holdings at its discretion.  The Company is required to draw the maximum amount available under the AgStar Credit Agreement to pay any outstanding advances under the Holdings Revolving Note.~~

~~While repayment of the Revolving Note is subordinated to the Credit Agreement, the Company may make payments on the Revolving Note so long as the Company is in compliance with its borrowing base covenant and there is not a payment default under the AgStar Credit Agreement.~~      during the year ended September 30, 2010.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 6: Notes Payable (continued)

Approximate aggregate maturities of notes payable as of September 30, 2010 are as follows:

Year Ended September 30,
2011	$ 18,059,000
2012	9,288,000
2013	9,734,000
2014	116,846,000
Total	$ 153,927,000

Note 7:  Fair Value Measurement

~~The Company adopted the fair value measurements and disclosures standard, which provides a framework for measuring fair value under GAAP and is applicable to all financial instruments that are being measured and reported on a fair value basis.~~

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining  fair value, the Company used various methods including market, income and cost approaches.  Based on these approaches, the Company often utilized certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observable inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy.

 The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

    Level 1 -      Valuations for assets and liabilities traded in active markets from readily available pricing sources for market transactions involving identical assets or liabilities.

    Level 2 -      Valuations for assets and liabilities traded in less active dealer or broker markets.  Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

    Level 3-       Valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, including the general classifications of such instruments pursuant to the valuation hierarchy, is set below.  ~~These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value.~~

Derivative financial statements.  Commodity futures and exchange traded options are reported at fair value utilizing Level 1 inputs. For these contracts, the Company obtains fair value measurements from an independent pricing service.  The fair value measurements consider observable data that may include dealer quotes and live trading levels from the CME market.  Ethanol contracts are reported at fair value utilizing Level 2 inputs from third-party pricing services.  Forward purchase contracts are reported at fair value utilizing Level 2 inputs.   For these contracts, the Company obtains fair value measurements from local grain terminal values.  The fair value measurements consider observable data that may include live trading bids from local elevators and processing plants which are based off the CME market.

The following table summarizes financial ~~liabilities measured at fair value on a recurring basis as of December 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:~~assets and liabilities measured at fair value on a recurring basis as of September 30, 2010 and 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 7: Fair Value Measurement (continued)

	Total		Level 1		Level 2		Level 3
Derivative financial instruments
Corn forward contracts asset	$	~~(376,450)~~688,039	$	~~(376,450)~~---	$	~~---~~688,039	$	---

Corn futures & exchange traded options liability	$	(~~376,450~~75,125)	$	(~~376,450~~75,125)	$	---	$	---
		$612,914		$(75,125)		$688,039	$	---

~~The following table summarizes financial liabilities measured at fair value on a recurring basis as of September 30, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:~~

	Total		Level 1		Level 2		Level 3
Derivative financial instruments
Corn futures & exchange traded options asset	$	~~263,687~~263,688	$	~~263,687~~263,688	$	---	$	---
	$	~~263,687~~263,688	$	~~263,687~~263,688	$	---	$	---

Certain financial assets and liabilities are measured at fair value on a non-recurring basis; that is the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment.

Note 8:                       Related Party Transactions

~~In September, 2006, the Company entered into a design-build agreement with ICM, a related party and a member of the Company, for a lump-sum contract price of $118,000,000 (the “~~ICM Contract~~”).  As of December 31, 2009 and September 30, 2009, the Company incurred approximately $147,656,016 and $147,608,000 of costs, respectively, under the ICM Contract.  A total of $372,770 is included in retainage payable as of December 31, 2009.~~

Bunge

On November 1, 2006, in consideration of its agreement to invest $20,004,000 in the Company, Bunge purchased the only Series B Units under an arrangement whereby we would (i) enter into various agreements with Bunge or its affiliates discussed below for management, marketing and other services, and (ii) have the right to elect a number of Series B Directors which are proportionate to the number of Series B Units owned by Bunge, as compared to all Units.  Under the Operating Agreement, the Company may not, without Bunge’s approval (i) issue additional Series B Units, (ii) create any additional Series of Units with rights which are superior to the Series B Units, (iii) modify the Operating Agreement to adversely impact the rights of Series B Unit holders, (iv) change its status from one which is managed by managers, or change back to manager management in the event the status is changed to member management, (v) repurchase or redeem any Series B Units, (vi) take any action which would cause a bankruptcy, or (vii) approve a transfer of Units allowing the transferee to hold more than 17% of our Units or to a transferee which is a direct competitor of Bunge.

Under a Series E Unit Issuance Agreement dated March 7, 2008 (the “Series E Agreement”), if Bunge made a Bridge Loan payment, the Company was required to immediately issue Series E Units to Bunge based on a Unit price that is equal to the lesser of $3,000 or one half (1/2) of the lowest purchase price paid by any party for a Unit who acquired (or who has entered into any agreement, instrument or document to acquire) such Unit as part of any offering of Units after the date of the agreement but prior to the date of any Bridge Loan payment made by Bunge.  The Series E Agreement was terminated effective July 17, 2009.  As of

September 30, 2010, accrued interest due Bunge under the Series E Agreement related to the Bridge Loan totals approximately $2,380,000.

Holdings agreed to extend the Company a Subordinated Term Note, dated August 26, 2009 (the “Original Holdings Note”), due on August 31, 2014, repayment of which is subordinated to the Credit Agreement.  On June 23, 2010, the Company amended and restated the Original Holdings Note by issuing the Holdings Note to Holdings, which increased the principal amount of such note to $28,107,000 (representing outstanding principal plus accrued interest through the most recent interest payment date) and amended Holding’s right to proceeds from the sale or issuance of equity or debt securities during such time as Holdings holds Series U Units.  The Holdings Note is convertible into Series U Units, at the option of

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 8: Related Party Transactions (continued)

Holdings, at the price of $3,000 per Unit.  Interest accrues at the rate of 7.5 percent over six-month LIBOR.  Principal and interest may be paid only after payment in full under the Credit Agreement.  As of September 30, 2010, approximately $29,220,000 was outstanding under the Holdings Note and approximately $404,00 of accrued interest is due Holdings.  During Fiscal 2010, we paid $2,000,000 principal and $33,153 interest on the Holdings Note.  No payments were made during Fiscal 2009.

On June 23, 2010, we also executed the Holdings Equity Agreement, under which Holdings (i) has preemptive rights to purchase new securities in us and (ii) receive 76% of the proceeds received by us from the issuance of equity or debt securities.

We entered into the Holdings Revolving Note dated August 26, 2009 with Holdings, providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at our request under the Holdings Revolving Note; amounts in excess of $3,750,000 may be advanced by Holdings in its discretion.  Interest will accrue at the rate of 7.5 percent over six-month LIBOR.  While repayment of the Holdings Revolving Note is subordinated to the Credit Agreement, we may make payments on the Holdings Revolving Note so long as we are in compliance with its borrowing base covenant and there is not a payment default under the Credit Agreement. As of September 30, 2010, no balance was outstanding under the Holdings Revolving Note.

~~The Company entered into an agreement in October, 2006 with Bunge, a related party and a member of the Company, to purchase all of the distillers grains with solubles (“~~DG~~”) produced by the plant (the “~~DG Agreement~~”).~~  We entered into the DG Agreement under which Bunge pays a sales price less transportation costs, rail lease charge and a fixed rate marketing fee for the ~~DG~~DDGS produced.  The DG Agreement ~~continues until~~commenced on February 1, ~~2019,~~2009 and continues for ten years, when it will automatically renew for successive three-year terms unless a 180-day written notice is given of either party’s election not to renew before the expiration of the initial term or the then-current renewal term.  ~~The Company is~~We are required to pay a minimum annual marketing fee of $150,000.  Beginning on February 1, 2012, the annual minimum amount and the purchase price may be adjusted.  Either party may terminate the agreement as provided in the DG Agreement.   ~~The Company has~~We have incurred $~~226,193~~977,658 and $467,092 of marketing expenses during ~~the quarter ended December 31, 2009, and there were no expenses incurred for the quarter ended December 31, 2008.~~Fiscal 2010 and 2009, respectively.

In October, 2006, the Company entered into an agreement with a company in which Bunge holds a membership interest, AGRI-Bunge, LLC (“AB”), to procure all grain required for the Company’s ethanol plant.  The ~~Company pays an agency fee mutually agreed to by both parties for corn delivered by truck or rail, with a minimum annual fee. On December 15, 2008, this agreement was suspended and replaced with a grain supply agreement between the parties.  The new agreement~~Agreement with AB has a term of ten years and automatically renews for successive three-year terms unless a 180-day written notice is given by either party.  ~~The Company pays~~We pay an annual minimum fee of $675,000 under the ~~new~~ agreement.  Expenses for ~~the quarter ended December 31, 2009 were $326,099.  There were no fees incurred for the quarter ended December 31, 2008.~~Fiscal 2010 and 2009 were $1,209,887 and $607,565; $4,677 of this amount is included in accrued expenses at September 30, 2010.  As of September 30, 2010, the Company has several corn cash contracts with AB, amounting to approximately 1,804,000 bushels, for a commitment of $7,481,985 and several basis contracts representing approximately 305,000 bushels of corn.  The contracts mature on various dates through July, 2011.  Effective November 17, 2010, AB exercised a contractual right of assignment under the Supply  and Agency Agreements.  As a result, Bunge is now the successor party to AB for each of these agreements with us.

On January 30, 2008, the Company and Bunge entered into a Support Services Agreement (the “Support Services Agreement”), under which Bunge agreed to provide engineering support to the project, provide reports to AgStar and assist the Company with requests by the lender’s agent.  The Company paid, in addition to Bunge’s out of pocket expenses, an hourly fee of $95 for such services.  The terms of the Support Services Agreement expired on December 31, 2008; however the agreement ~~has been~~was continued on a month to month basis.  The Company has not incurred any expenses for the year ended September 30, 2010.  Expenses for the ~~quarters~~years ended ~~December 31,~~September 30, 2009 ~~and 2008~~ were ~~none and $21,000,~~$38,924, respectively.

In December, 2008, ~~the Company~~we and Bunge entered into other various agreements. Under a Lease Agreement (the “Lease Agreement”), ~~the Company~~we leased from Bunge a grain elevator located in Council Bluffs, Iowa, for approximately $67,000 per month.  Expenses for ~~the quarters ended December 31,~~Fiscal 2010 and 2009 ~~and 2008 were $200,001 and $33,000, respectively.~~   were $799,964 and $603,474 under the Lease Agreement.  In connection with the ~~signing of the Lease Agreement in December, 2008, the Company~~Lease Agreement, we entered into a grain purchase agreement, under which ~~the Company~~we agreed to purchase the grain inventory at the grain elevator and the grain inventory located in ~~the Company’s~~our on-site storage Facility.  The

Company purchased approximately 1,900,000 bushels of corn at an approximate market value of $~~6,000,000.~~6,000,000 during the year ended September 30, 2009.

 Under ~~an~~the Ethanol ~~Purchase~~ Agreement ~~(the “~~Ethanol Purchase Agreement~~”), the Company sells~~, we sell Bunge all of the ethanol produced at the ~~ethanol plant~~Facility, and Bunge purchases the same, up to the ~~ethanol plant~~Facility’s nameplate capacity of 110,000,000 gallons a year.  ~~The Company pays~~We pay Bunge a per-gallon fee for ethanol sold by Bunge, subject to a minimum annual fee of $750,000 and adjusted according to specified indexes after three years.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 8: Related Party Transactions (continued)

The initial term of the agreement which commenced August 20, 2009, is three years and it will automatically renew for successive three-year terms unless one party provides the other with notice of their election to terminate 180 days prior to the end of the term.  ~~The Company has~~We have incurred expenses ~~of $113,207 and none during the quarters ended December 31, 2009 and 2008.~~under the Ethanol Agreement of $773,060 and $63,186 during Fiscal 2010 and Fiscal 2009.

Under a Risk Management Services Agreement effective January 1, 2009, Bunge agreed to provide ~~the Company~~us with assistance in managing ~~its~~our commodity price risks for a quarterly fee of $75,000.  The agreement has an initial term of three years and will automatically renew for successive three year terms, unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  Expenses for ~~quarter ended December 31,~~Fiscal 2010 and 2009 were $~~75,000.  There were no expenses incurred for the quarter ended December 31, 2008.~~300,000 and $225,000, respectively.

In June, 2007, ~~the Company~~we entered into an operating lease agreement with Bunge for the lease of 320 ethanol tank cars and 300 distillers grain cars.  The  lease  began in January 2009, continues  for  a  term  of  ten  years,  and  terminates  upon  the termination  of the final car lease.  On June 26, 2009, ~~the Company~~we executed ~~an Amended and Restated~~the Railcar ~~Lease~~ Agreement ~~(“~~Railcar Agreement~~”)~~ with Bunge for the ~~sublease~~lease of 325 ethanol cars and 300 hopper cars which ~~will be~~are used for the delivery and marketing of ~~the Company’s~~ ethanol and distillers grains.  Under the Railcar Agreement, ~~the Company will sublease~~we lease railcars for terms lasting 120 months and continuing on a month to month basis thereafter. The Railcar Agreement will terminate upon the expiration of all railcar ~~subleases~~leases.  The Railcar Agreement reflects changes as a result of Bunge’s purchase and sale/leaseback of railcars from a new railcar equipment lessor other than contemplated in the 2007 Railcar Sublease Agreement (the “Railcar Sublease Agreement”) between the ~~Company and Bunge.  Expenses for the quarter ended December 31, 2009 and 2008 were $1,215,505 and $64,676.~~  us and Bunge.  The Railcar Agreement provides that we are a lessee rather than a sublessee as under the Railcar Sublease Agreement and that Bunge is the lessor rather than the lessee as under the Railcar Sublease Agreement.  Expenses for Fiscal 2010 and Fiscal 2009 were $4,855,683 and  $3,655,498.

~~In connection with obtaining the Bridge Loan, the Company entered into the Series C Unit Agreement, as described above in Note 4.~~

~~Holdings has agreed to extend the Term Note to the Company, which matures on August 31, 2014, repayment of which is subordinated to the Credit Agreement, as described in Note  6.~~

~~In addition, the Company entered into the Revolving Note with affiliate Holdings providing for the extension of a maximum of $10,000,000 in revolving credit, as described in Note 6.~~

In March, 2009, we entered into an agreement with Bunge to provide an interim President / CEO.  The agreement provided for reimbursement in the annual amount of $150,000 plus monthly expenses.  There were no expenses incurred for the year ended September 30, 2010.  Expenses for Fiscal 2009 were $85,139.  We hired a new General Manager effective September 8, 2009 thus terminating this agreement with Bunge effective September 8, 2009.

ICM

On November 1, 2006, in consideration of its agreement to invest $6,000,000 in us, ICM became our sole Series C Member.  As part of ICM’s agreement to invest in our Series C Units, the Operating Agreement provides that we will not, without ICM’s approval (i) issue additional Series C Units, (ii) create any additional Series of Units with rights senior to the Series C Units, (iii) modify the Operating Agreement to adversely impact the rights of Series C Unit holders, or (iv) repurchase or redeem any Series C Units.  Additionally, ICM, as the sole Series C Unit owner, is afforded the right to elect one Series C Director to the Board so long as ICM remains a Series C Member.

On March 7, 2008, we entered into a Series C Unit Issuance Agreement with ICM, which we subsequently amended, in order to provide ICM with the option to convert any amount due under a debt obligation which ICM is required to pay into subordinated debt, on the same terms and conditions as the ICM Note.  The Series C Issuance Agreement has since been terminated.

On September 25, 2006, we entered into the ICM Contract for a lump-sum contract price of $118,000,000.  As of September 30, 2010 and 2009, we incurred approximately$147,656,016 and $147,608,000 of construction costs, respectively, under the ICM Contract.  We had no retainage payable as of September 30, 2010 under the ICM Contract.

On June 23, 2010, we entered into the Loan Satisfaction Agreement with a prior lender and ICM under which ICM paid a prior debt obligation of $8,773,300.  In connection with that agreement, we issued the ICM Note in the amount of $9,970,000, which is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  As of September 30, 2010, there was approximately $10,061,000 outstanding under the ICM Note and approximately $139,000 of accrued interest due to ICM.

Additionally, to induce ICM to agree to the ICM Note, we entered into the ICM Equity Agreement on June 17, 2010, whereby ICM (i) retains preemptive rights to purchase new securities in us and (ii) receives 24% of the proceeds received by us from a sale or issuance of equity or debt securities.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

Notes to Audited Financial Statements

Note 8: Related Party Transactions (continued)

On July 13, 2010, we entered into a Joint Defense Agreement (the “Joint Defense Agreement”) with ICM, which contemplates that we may purchase from ICM one or more Tricanter centrifuges (the “Centrifuges”).  Because such equipment has been the subject of certain legal actions regarding potential patent infringement, the Joint Defense Agreement provides as follows: (i) that the parties may, but are not obligated to, share information and materials that are relevant to the common prosecution and/or defense of any such patent litigation regarding the Centrifuges (the “Joint Defense Materials”), (ii) that any such shared Joint Defense Materials will be and remain confidential, privileged and protected (unless such Joint Defense Materials cease to be privileged, protected or confidential through no violation of the Joint Defense Agreement), (iii) upon receipt of a request or demand for disclosure of Joint Defense Material to a third party, the party receiving such request or demand will consult with the party that provided the Joint Defense Materials and if the party that supplied the Joint Defense Materials does not consent to such disclosure then the other party will seek to protect any disclosure of such materials, (iv) that neither party will disclose Joint Defense Materials to a third party without a court order or the consent of the party who initially supplied the Joint Defense Materials, (v) that access to Joint Defense Materials will be restricted to each party’s outside attorneys, in-house counsel, and retained consultants, (vi) that Joint Defense Materials will be stored in secured areas and will be used only to assist in prosecution and defense of the patent litigation and (vii) if there is a dispute between us and ICM, then each party waives its right to claim that the other party’s legal counsel should be disqualified by reason of this the Joint Defense Agreement or receipt of Joint Defense Materials.  The Joint Defense Agreement will terminate the earlier to occur of (i) upon final resolution of all patent litigation and (ii) a party providing ten (10) days advance written notice to the other party of its intent to withdraw from the Joint Defense Agreement.  No payments have been made by either party under the Joint Defense Agreement.

On August 25, 2010, we entered into a Tricanter Purchase and Installation Agreement (the “Tricanter Agreement”) with ICM, pursuant to which ICM is selling us a tricanter oil separation system (the “Tricanter Equipment”).  In addition, ICM will install the equipment at our ethanol plant in Council Bluffs, Iowa.  Once installed, the Tricanter Equipment will separate corn oil from the post-fermentation syrup stream as it leaves the evaporators of the ethanol plant. The corn oil is then routed to storage tanks, and the remaining concentrated syrup is routed to the plant’s syrup tank. Depending on our end users, the corn oil can be marketed as either a feed additive or a biodiesel feedstock. Because of the process we will be utilizing, the corn oil is not viable as a food grade commodity without further processing. In the Agreement, ICM has agreed to indemnify and hold us harmless from all claims, demands, liabilities, actions, litigations, losses, damages, costs and expenses (including reasonable attorneys’ fees) arising out of the infringement of adversely owned patents, copyrights or any other intellectual property rights in connection with our purchase and/or use of the Tricanter Equipment.  As of September 30, 2010, no payments have been made by either party under the Tricanter Agreement, except for a deposit which has been placed on the Tricanter Equipment and is included in other long term assets.

Note 9:                 Commitments

The Company has entered into a steam contract with an unrelated party under which the vendor agreed to provide the steam required by the Company, up to 475,000 pounds per hour. The Company agreed to pay a net energy rate for all steam provided under the contract ~~and~~as well as a monthly demand charge. The net energy rate is set for the first three years then adjusted each year beginning on the third anniversary date.  The steam contract will remain in effect until January 1, 2019.  Expenses for the ~~quarter~~year ended ~~December 31,~~September 30, 2010 and 2009 were $~~2,615,532.  There were no expenses incurred for the quarter ended December 31, 2008.~~11,089,373 and $3,102,363, respectively.

In April, 2008 the Company entered into a Firm Throughput Service Agreement with a natural gas supplier, an unrelated party, under which the vendor agreed to provide the gas~~, up to 900 Dth per day, as~~ required by the Company, up to 900 Dth per day. The Company agreed to pay the maximum reservation and commodity rates as provided under the vendor’s FERC Gas Tariff as revised from time to time, as well as other additional charges. The agreement specifies an in-service date of October 1, 2008, and the term of the agreement is seven years.  Expenses for the ~~quarter~~year ended ~~December 31,~~September 30, 2010 and 2009 ~~and 2008~~ were $~~7,765~~32,089 and $~~52,400, respectively.~~60,176.

The Company has purchased ~~16,957M Kilowatts~~68,601 and 71,419 kilowatts of electricity for the ~~quarter ended December 31, 2009 from~~years ended September 30, 2010 and 2009, respectively, from an unrelated party, MidAmerica Energy Company (“MidAm”) under an Electric Service Contract (“Electric Contract”) dated December 15, 2006.  ~~In~~Under the Electric Contract, the Company ~~agreed to own and operate a 13 kV switchgear with metering bay, all distribution transformers, and all 13 kV and low voltage cable on our side of the switchgear~~is allowed to install a standby generator, which would operate in the event MidAm is unable to provide us with electricity.

Southwest Iowa Southwest Iowa Renewable Energy, LLC

~~These rates only apply to the primary voltage electric service provided under the Electric Contract.  The electric service will continue at these prices for up to 60 months, but in any event will terminate on June 30, 2012.  The pricing under the Electric Contract is based on the assumptions that we will have an average billing demand of 7,300M kilowatts per month and that we will average an 85% load factor over a 12 month period.~~
Notes to Audited Financial Statements

Note 9: Commitments (continued)

In the Electric Contract, the Company agreed to own and operate a 13 kV switchgear with metering bay, all distribution transformers, and all 13 kV and low voltage cable on our side of the switchgear.  The Company agreed to pay (i) a
~~If these assumptions are not met, the Company will pay the most applicable tariff rate.  Additionally, at any time, we may elect to be charged under one of MidAm’s electric tariffs~~service charge of $200 per meter, (ii) a demand charge of $3.38 in the Summer and $2.89 in the Winter (iii) a reactive demand charge of $0.49/kVAR of reactive demand in excess of 50% of billing demand, (iv) an energy charge ranging from $0.03647 to $0.01837 per kilowatt hour, depending on the amount of usage and season, (v) tax adjustments, (vi) AEP and energy efficiency cost recovery adjustments, and (vii) a CNS capital additions tracker.  These rates only apply to the primary voltage electric service provided under the Electric Contract.  The electric service will continue at these prices for up to 60 months, but in any event will terminate on June 30, 2012.  The pricing under the Electric Contract is based on the assumptions that we will have an average billing demand of 7,300~~M~~ kilowatts per month and that we will average an 85% load factor over a 12 month period.  If these assumptions are not met, the Company will pay the most applicable tariff rate.  Additionally, at any time, we may elect to be charged under one of MidAm’s electric tariffs.

In January, 2007, the Company entered into an agreement with an unrelated party, Iowa Interstate Railroad, LTD, to provide the transportation of the Company’s commodities from Council Bluffs, Iowa to an agreed upon customer location.   The agreement commenced on December 1, 2007 and continues for five years and will automatically renew for additional one year periods unless cancelled by either party.  The Company agreed to pay a mutually agreed upon rate per car.  Expenses for the ~~quarter~~year ended ~~December 31,~~September 30, 2010 and 2009 were approximately ~~$277,686,~~$735,884 and $855,737, of which approximately $~~10,577~~15,508 was included in accounts payable.  ~~There were no expenses for the quarter ended December 31, 2008.~~

In August, 2008, the Company entered into an agreement with an unrelated party which establishes terms governing the Company’s purchase of natural gas.  The agreement commenced in August, 2008 and has a term of two years.  The agreement was renewed in the spring of 2010 for an additional one year period.  The Company has incurred expenses of $~~1,131,374,~~3,135,678 and $4,318,072, for the year ended ~~December 31, 2009.  There were no expenses for the quarter ended December 31, 2008.~~September 30, 2010 and 2009.

The Company leases certain equipment, vehicles, and operating facilities under non-cancellable operating leases that expire on various dates through 2017.  ~~Rent expense related to operating leases for the quarter ended December 31, 2009 was $1,459,315.~~  The future minimum lease payments required under these leases are approximately $5,963,912 in 2011, $5,178,902 in 2012, $5,535,193 in 2013, $5,398,689 in 2014, $5,398,107 in 2015 and $18,041,354 thereafter.  Rent expense related to operating leases for the ~~quarter ended December 31, 2008 was approximately $231,460.~~years ended September 30, 2010 and 2009 was $5,937,612 and $4,700,000, respectively.

Note 10:                        Major Customers

The Company had an agreement with an unrelated entity and major customer for marketing, selling, and distributing all of the ethanol produced by the Company.   This agreement was terminated effective August 19, 2009.  The Company expensed $108,181 in marketing fees for the year ended September 30, 2009.  Revenues with this customer were $65,877,348 for the year ended September 30, 2009.  There were no trade accounts receivable due from this customer at September 30, 2009.

The Company ~~entered into~~had an agreement with a related entity and major customer for marketing, selling, and distributing all of the ethanol, and distillers grains with solubles produced by the Company ~~beginning on August 20, 2009.~~.   The marketing agreement had an effective date of August 20, 2009.  The Company has expensed $773,060 and $76,411 in marketing fees for the years ended September 30, 2010 and 2009.  Revenues with this customer were $207,833,200 and $34,269,334 for the years ended September 30, 2010 and 2009 respectively.  Trade accounts receivable due from this customer were $23,392,670 and $12,396,172 at September 30, 2010 and 2009.

SOUTHWEST IOWA RENEWABLE ENERGY, LLC
Balance Sheets
ASSETS	December 31, 2010	September 30, 2010
	(Unaudited)
Current Assets
Cash and cash equivalents	$1,390,737	$3,432,544
Restricted cash	175,000	0
Accounts receivable	85,528	0
Accounts receivable, related party	17,241,373	23,392,670
Due from broker	4,859,546	2,260,015
Inventory	14,651,723	8,013,153
Derivative financial instruments, related party	12,135,270	688,039
Prepaid expenses and other	1,225,177	533,513
Total current assets	51,764,354	38,319,934

Property, Plant, and Equipment
Land	2,064,090	2,064,090
Plant, Building and Equipment	203,289,513	199,771,260
Office and Other Equipment	720,716	720,529
Total Cost	206,074,319	202,555,879
Accumulated Depreciation	(33,606,514)	(28,757,303)
Net property and equipment	172,467,805	173,798,576

Other Assets
Other	125,000	1,142,388
Financing costs, net of amortization of $2,047,586 and $1,949,651	1,832,545	1,930,482
Total other assets	1,957,545	3,072,870
Total Assets	$226,189,704	$ 215,191,380
Notes to Condensed Unaudited Financial Statements are an integral part of this Statement.

SOUTHWEST IOWA RENEWABLE ENERGY, LLC
Balance Sheets
LIABILITIES AND MEMBERS’ EQUITY	December 31, 2010	September 30, 2010
	(Unaudited)
Current Liabilities
Accounts payable	$1,035,499	$978,388
Accounts payable, related parties	3,171,062	2,542,055
Derivative financial instruments	3,769,750	75,125
Accrued expenses	2,345,012	2,624,916
Accrued expenses, related parties	5,098,267	2,913,206
Current maturities of notes payable	29,276,492	18,058,574
Total current liabilities	44,696,082	$27,192,264
Long Term Liabilities
Notes payable, less current maturities	129,783,911	135,868,087
Other	675,007	700,006
Total long term liabilities	130,458,918	136,568,093
Commitments and Contingencies
Members’ Equity
Members’ capital, 13,139 Units issued and outstanding	76,474,111	76,474,111
Accumulated (deficit)	(25,439,407)	(25,043,088)
Total members’ equity	51,034,704	51,431,023
Total Liabilities and Members’ Equity	$226,189,704	215,191,380
Notes to Condensed Unaudited Financial Statements are an integral part of this Statement.

SOUTHWEST IOWA RENEWABLE ENERGY, LLC
Statements of Operations

	Three Months Ended December 31, 2010 (Unaudited)	Three Months Ended December 31, 2009 (Unaudited)

Revenues	$62,265,743	$50,748,439
Cost of Goods Sold
Cost of goods sold-non hedging	58,144,413	48,935,950
Realized & unrealized hedging (gains and losses)	887,819	(81,799)
Cost of Goods Sold	59,032,232	48,854,151

Gross Margin	3,233,511	1,894,288

Selling, General, and Administrative Expenses	1,200,888	1,138,298

Operating Income	2,032,623	755,990

Other Income (Expense)
Interest income	3,972	13,163
Interest expense	(2,439,563)	(2,330,384)
Miscellaneous income	6,650	5,974
Total	(2,428,941)	(2,311,247)

Net (Loss)	$(396,318)	$(1,555,257)

Weighted Average Units
Outstanding—Basic & Diluted	13,139	13,139
Net (loss) per unit –basic & diluted	$(30.16)	$(118.37)

SOUTHWEST IOWA RENEWABLE ENERGY, LLC

Condensed Statements of Cash Flows
	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net (loss)	$(396,318)	$(1,555,257)
Adjustments to reconcile net (loss) to net cash provided by (used in)
operating activities: Depreciation	4,849,211	4,762,765
Amortization	97,937	119,585
(Increase) decrease in current assets: Accounts receivable	6,065,771	3,868,242
Inventories	(6,638,570)	(6,177,751)
Prepaid expenses and other	(691,664)	(593,627)
Derivative financial instruments	(11,447,231)	263,688
Due from broker	(2,599,531)	(705,676)
Increase (decrease) in current liabilities:
Accounts and retainage payable	686,118	(1,471,914)
Derivative financial instruments	3,694,625	376,450
Accrued expenses	1,905,157	954,206
Net cash (used in) operating activities	(4,474,497)	(159,289)
Cash Flows from Investing Activities
Purchase of property and equipment	(2,376,052)	(1,482,004)
Increase in restricted cash	(300,000)	-
Net cash (used in) investing activities	(2,676,052)	(1,482,004)
Cash Flows from Financing Activities
Payments for financing costs		(30,137)
Proceeds from borrowings	7,300,000	7,151,995
Payments on borrowings	(2,191,258)	(2,005,000)
Net cash provided by financing activities	5,108,742	5,116,858
Net increase (decrease) in cash and cash equivalents	(2,041,807)	3,475,565
Cash and Equivalents—Beginning of Period	3,432,544	7,455,084
Cash and Equivalents—End of Period	$1,390,737	10,930,649

Supplemental Disclosures of Noncash Investing
And Financing Activities
Property, plant and equipment included in accounts and retainage payable	$0	$729,277
Interest capitalized and included in long term debt and accruals	$0	$2,049,643
Accrued interest included in long term debt	810,249	64,966
Cash Paid for Interest	$1,517,572	$941,367

Notes to Condensed Unaudited Financial Statements are an integral part of this Statement.

SOUTHWEST IOWA RENEWABLE ENERGY, LLC Notes to Condensed Financial Statements (unaudited) December 31, 2010
Note 1:  Nature of Business

Southwest Iowa Renewable Energy, LLC (the “Company”), located in Council Bluffs, Iowa, was formed in March, 2005 to construct and operate a 110 million gallon capacity ethanol plant.  The Company began producing ethanol in February 2009.  In the current fiscal year which ends September 30, 2011 (“Fiscal Year 2011”) to date and the year ended September 30, 2010 (“Fiscal Year 2010”), the Company has operated at 100% of its 110 million gallon nameplate capacity.  The Company sells its ethanol, modified wet distillers grains with solubles, and corn syrup in the continental United States.  The Company sells its dried distillers grains with solubles in the continental United States, Mexico, and the Pacific Rim.

Note 2:  Summary of Significant Accounting Policies

Basis of Presentation and Other Information

The balance sheet as of September 30, 2010 was derived from the Company’s audited balances as of that date.  The accompanying financial statements as of and for the three months ended December 31, 2010 and 2009 are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods.  These unaudited financial statements and notes should be read in conjunction with the audited financial statements and notes thereto, for the year ended September 30, 2010 contained in the Company’s Annual Report on Form 10-K.  The results of operations for the interim periods presented are not necessarily indicative of the results for the entire year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Cash & Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

The Company has restricted cash  that is used as collateral for the second Iowa Department of Economic Development (“IDED”) loan.

Financing Costs

Financing costs associated with the construction and revolving loans are recorded at cost and include expenditures directly related to securing debt financing.  The Company began amortizing these costs using the effective interest method over the terms of the agreements in March, 2008.  The interest expense amortization was capitalized during the development stage as construction in progress.

Concentration of Credit Risk

The Company’s cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits.  The Company has not experienced any losses in such accounts.

Revenue Recognition

The Company sells ethanol and related products pursuant to marketing agreements.  Revenues are recognized when the marketing company (the “Customer”) has taken title to the product, prices are fixed or determinable and collectability is reasonably assured.   The Company’s products are generally shipped FOB loading point.  The Company’s ethanol sales are handled through an ethanol agreement (the “Ethanol Agreement”) with Bunge North America, Inc. (“Bunge”).  Syrup, distillers grains and solubles, and modified wet distillers grains with solubles (co-products) are sold through a distillers grains agreement (the “DG Agreement”) with Bunge, which sets the price based on the market price to third parties.  Marketing fees, agency fees, and commissions due to the marketers are paid separately from the settlement for the sale of the ethanol products and co-products and are included as a component of cost of goods sold.  Shipping and handling costs incurred by the Company for the sale of ethanol and co-products are included in cost of goods sold.

Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 2: Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Trade accounts receivable are recorded at original invoice amounts less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis.  Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering customers’ financial condition, credit history and current economic conditions.  As of December 31, 2010, management has determined no allowance is necessary.  Receivables are written off when deemed uncollectible and recoveries of receivables written off are recorded when received.

The Company established an incentive compensation plan under which employees may be awarded equity appreciation units and equity participation units.  Fair value of the awards are amortized over the vesting period set for each award.  The units outstanding at this time vest three years from the grant date.

Investment in Commodities Contracts, Derivative Instruments and Hedging Activities

The Company is exposed to certain risks related to ongoing business operations.  The primary risks that the Company manages by using forward or derivative instruments are price risk on anticipated purchases of corn and sales of ethanol.

The Company is subject to market risk with respect to the price and availability of corn, the principal raw material used to produce ethanol and ethanol co-products.  In general, rising corn prices result in lower profit margins and, therefore, represent unfavorable market conditions.  This is especially true when market conditions do not allow the Company to pass along increased corn costs to customers.  The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply.

Certain contracts that literally meet the definition of a derivative may be exempted from derivative accounting as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from the accounting and reporting requirements of derivative accounting.  Forward corn purchase contracts initiated after September 28, 2010 are not exempt from the accounting and reporting requirements of derivative accounting as the Company net settled its forward contracts.  As such, the Company no longer applies the normal purchase and sale exemption under derivative accounting for forward purchases of corn.  As of December 31, 2010, the Company is committed to purchasing 8,408,190 million bushels of corn on a forward contract basis resulting in a total commitment of approximately $36,259,733.  These forward contracts had a fair value of approximately $12,135,000 at December 31, 2010.  As of December 31, 2010, we are committed to selling 15,991,300 million gallons of ethanol and 35,750 tons of distillers grains and solubles.

In addition, the Company ~~has an agreement with the same~~enters into short-term cash, options and futures contracts as a means of managing exposure to changes in commodity prices.  The Company enters into derivative contracts to hedge the exposure to price risk as it relates to ethanol sales.  The Company maintains a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market fluctuations.  The Company’s specific goal is to protect it from large moves in commodity costs.  All derivatives will be designated as non-hedge derivatives and the contracts will be accounted for at fair value.  Although the contracts will be effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.

As part of its trading activity, the Company uses futures and option contracts offered through regulated commodity exchanges to reduce risk and risk of loss in the market value of inventories.  To reduce that risk, the Company generally takes positions using cash and futures contracts and options.  The gains or losses are included in revenue if the contracts relate to ethanol and cost of goods sold if the contracts relate to corn. During the three months ended December 31, 2010 and 2009, the Company recorded a combined realized and unrealized (gain) loss of $887,819 and $81,799, respectively, as a component of cost of goods sold.

Southwest Iowa Renewable Energy, LLC
Notes to Condensed Financial Statements (unaudited)

Note 2: Summary of Significant Accounting Policies (Continued)

The affect of derivatives the balance sheet was a decrease in gross margin of approximately $888,000 and an increase of approximately $82,000 of gross margin for the three months ended December 31, 2010 and 2009, respectively.

	Balance Sheet Classification	Number of Bushels	December 31, 2010	September 30, 2010

Derivative asset, related party	Current Asset	8,408,190	$12,135,270	$688,039
Derivative liability	Current Liability	3,540,000	$3,769,750	$75,125

	Statement of Operations Classification	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009

Realized losses	Cost of Goods Sold	$4,075,180	$721,937
Unrealized gains	Cost of Goods Sold	(3,187,361)	(640,138)
Net realized and unrealized (gains) losses		$887,819	$(81,799)

Inventory

Inventory is stated at the lower of cost or market value using the average cost method.  Market value is based on current replacement values, except that it does not exceed net realizable values and it is not less than the net realizable values reduced by an allowance for normal profit margin.

Property and Equipment

Property and equipment are stated at cost.  Depreciation is computed using the straight-line method over the following estimated useful lives:

                                           Buildings                                                  40 Years

                                           Process Equipment                                   10 Years

                                           Office Equipment                                    3-7 Years

Maintenance and repairs are charged to expense as incurred; major improvements and betterments are capitalized.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.   An impairment loss would be recognized when estimated undiscounted future cash flows from operations are less than the carrying value of the asset group.  An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.  In accordance with Company policies, management has evaluated the plant for possible impairment based on projected future cash flows from operations.  Management has determined that its projected future undiscounted cash flows from operations exceed the carrying value of the plant and that no impairment existed at December 31, 2010.

Southwest Iowa Renewable Energy, LLC

Notes to Condensed Financial Statements (unaudited)

Note 2: Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes and generally does not incur income taxes.  Instead, the Company’s earnings and losses are included in the income tax returns of the members.  Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Management has evaluated the Company’s tax positions under the Financial Accounting Standards Board (“FASB”) issued guidance on accounting for uncertainty in income taxes and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.  With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state or local authorities for the years before 2007.

Net (loss) per unit

(Loss) per unit has been computed on the basis of the weighted average number of units outstanding during each period presented.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, derivative financial instruments, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short term nature of these instruments.  The Company believes it is not practical to estimate the fair value of debt.

Adoption of new accounting standards

The Company adopted the following accounting standards during the first quarter of Fiscal 2011, none of which had a material impact on its consolidated results of operations or financial condition.

FASB ASU 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and Allowance for Credit Losses”) – requires additional information for nonaccrual and past due accounts, the allowance for credit losses, impaired loans, credit quality, and account modifications.

FASB ASC 860 (“Accounting for Transfers of Financial Assets”) – requires additional disclosures regarding the transfer and derecognition of financial assets and eliminates the concept of qualifying special-purpose entities.

FASB ASC 810 (“Amendments to FASB Interpretation:  Consolidation of Variable Interest Entities”) – eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

Note 3:  Inventory

Inventory is comprised of the following at:

	December 31, 2010	September 30, 2010

Raw materials - corn	$5,414,202	$3,796,261
Supplies and chemicals	2,249,927	1,716,922
Work in process	1,917,493	1,484,157
Finished goods	5,070,101	1,015,813
Total	$14,651,723	$8,013,153

Southwest Iowa Renewable Energy, LLC

Notes to Condensed Financial Statements (unaudited)

Note 4:                      Members’ Equity

At December 31, 2010 and September 30, 2010 outstanding member units were:

A Units	8,805
B Units	3,334
C Units	1,000

The Series A, B and C unit holders all vote on certain matters with equal rights.  The Series C unit holder has a group has the right to elect one Board member.  The Series B unit holder has the right to elect the number of Board members which bears the same proportion to the total number of Directors in relation to Series B outstanding units to total outstanding units.  Series A unit holders as a group have the right to elect the remaining number of Directors not elected by the Series C and B unit holders.

On March 7, 2008, the Company obtained a bridge loan in the maximum principal amount of $36,000,000 (the “Bridge Loan”) from Commerce Bank, N.A. (the “Bridge Lender”).  In connection with the maturity of the Bridge Loan, the Company entered into a Loan Satisfaction Agreement (“Loan Satisfaction Agreement”) with the Bridge Lender and ICM, whereby ICM agreed to pay the Bridge Lender $8,773,300 in full satisfaction of all principal, accrued interest, and other fees and expenses under the Bridge Loan (the “Payoff Amount”).  On June 17, 2010, the Company issued a Negotiable Subordinated Term Loan Note to ICM (the “ICM Term Note”).  The ICM Term Note is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  The initial principal amount of the ICM Term Note was approximately $9,970,000.

Additionally, to induce ICM to agree to the ICM Term Note, the Company entered into an equity matters agreement with ICM (the “ICM Equity Agreement”), whereby ICM (i) has preemptive rights to purchase new securities in the Company and (ii) receive twenty-four percent (24%) of the proceeds received by the Company from the issuance of other equity interests or debt securities during such time as ICM holds Series C Units acquired upon exercise of the conversion rights granted under the ICM Term Note.

Bunge N.A. Holdings Inc. (“Holdings”) extended to the Company a Subordinated Term Note (the “Term Note”) effective August 26, 2009 in the amount of approximately $27,107,000 and a Subordinated Revolving Credit Note (the “Revolving Note”) in the amount of $2,000,000.  Holdings, at its option, may convert the Term Note to Series U Units of the Company at a per unit price of $3,000 in satisfaction of any outstanding principal balance under the Term Note.

Additionally, on June 17, 2010, the Company amended that certain Bunge Agreement – Equity Matters Agreement with Holdings, dated August 26, 2009, by executing the First Amendment to Bunge Agreement -- Equity Matters (as amended, the “Bunge Equity Agreement”) in order to maintain consistency of terms taking into account the amendments to the Term Note and Loan Satisfaction Agreement.

Southwest Iowa Renewable Energy, LLC

Notes to Condensed Financial Statements (unaudited)

Note 5:                      Revolving Loan/Credit Agreements

AgStar

The Company entered into a Credit Agreement (the “Credit Agreement”) with AgStar Financial Services, PCA (“AgStar”) for $126,000,000 senior secured debt, consisting of a $111,000,000 construction loan and a $15,000,000 revolving line of credit.  Borrowings under the loan include a variable interest rate based on LIBOR plus 3.65% for each advance under the Credit Agreement.  On August 1, 2009, the loan was segmented into an amortizing term facility of $101,000,000, a term revolver of $10,000,000 and a revolving working capital term facility of $15,000,000.  On September 1, 2009, the Company elected to convert 50% of the term note into a fixed rate loan at the lender’s bonds rate plus 3.25%, with a 5% floor.  The portion of the term loan not fixed and the term revolving line of credit accrues interest equal to LIBOR plus 3.45%, with a 5% floor.  The Credit Agreement requires the maintenance of certain financial and nonfinancial covenants.  Borrowings under the Credit Agreement are collateralized by substantially all of the Company’s assets.  The term credit facility of $101,000,000 requires monthly principal payments beginning on March 1, 2010.  The loan is amortized over 114 months and matures five years after the conversion date, August 1, 2014.  The term of the $15,000,000 revolving working capital facility agreement matures on March 31, 2011 and borrowings are subject to borrowing base restrictions as well as certain prepayment penalties.  The $10,000,000 term revolver is interest only until maturity on August 1, 2014.

Under the terms of the Credit Agreement, the Company may draw the lesser of $15,000,000 or 75 percent of eligible accounts receivable and eligible inventory.  As part of the revolving line of credit, the Company may request letters of credit to be issued up to a maximum of $5,000,000 in the aggregate.  It had one letter of credit outstanding under this provision as of December 31, 2010, in favor of MidAmerica Energy Company (“MidAm”), in the amount of $2,000,000.

As of December 31, 2010 and September 30, 2010, the outstanding balance under the Credit Agreement was approximately $115,705,468 and $118,425,241, respectively.  In addition to all the other payments due under the Credit Agreement, the Company also agreed to pay, beginning at the end of the Fiscal 2010, an amount equal to 65% of the Company’s Excess Cash Flow (as defined in the Credit Agreement), up to a total of $4,000,000 per year, and $16,000,000 over the term of the Credit Agreement.  The Company is currently in discussions with the Agent (as defined in the Credit Agreement) regarding the final Excess Cash Flow calculation based on the Fiscal 2010 year end audited financial statements of the Company.  Once the final Excess Cash Flow calculation is agreed upon, the amount due for December 31, 2010, March 31, 2011, June 30, 2011 and September 30, 2011, will be established and any amounts then due or past due – due  to the ongoing discussions with the Agent regarding Excess Cash Flow calculations and payments – will be paid by the Company.

Southwest Iowa Renewable Energy, LLC

Notes to Condensed Financial Statements (unaudited)

Note 6:                      Notes Payable

Notes payable consists of the following as December 31, 2010 and September 30, 2010:

	December 31, 2010	September 30, 2010
$300,000 Note payable to IDED, a non-interest bearing obligation with monthly payments of $2,500 due through the maturity date of March 2016 on the non-forgivable portion. (A)	$300,000	$-
$200,000 Note payable to Iowa Department Economic Development (“IDED”) a non-interest bearing obligation with monthly payments of $1,667 due through the maturity date of March 2012 on the non-forgivable portion. (A)	23,333	28,333

Note payable to affiliate Holdings, bearing interest at LIBOR plus 7.50-10.5% with a floor of 3.00% (8.16% at December 31, 2010); maturity on August 31, 2014.	29,220,130	29,220,130

Note payable to affiliate ICM, bearing interest at LIBOR plus 7.50-10.5% with a floor of 3.00% (8.16% at December 31, 2010); maturity on August 31, 2014.	10,061,472	10,061,472

Term facility and term revolver payable to AgStar bearing interest at LIBOR plus 3.45% to 3.25%, with a 5.00% floor (5.00% at December 31, 2010); maturity on August 1, 2014.	93,205,468 10,000,000	95,366,726 10,000,000

$15 million revolving working capital term facility payable to AgStar bearing interest at LIBOR plus 3.65% with a 5.00% floor (5.00% at September 30, 2010), maturing March 31, 2011.	12,500,000	9,250,000

Revolving line of credit payable to affiliate Holdings bearing interest at LIBOR plus 7.50-10.5% with a floor of 3.00% (7.76% at December 31, 2010).	3,750,000	-
Less current maturities	159,060,403 (29,276,492)	153,926,661 (18,058,574)
Total long term debt	$129,783,911	$135,868,087

(A) The $300,000 IDED loan is comprised of two components under the Master Contract (the “Master Contract”) between the Company and IDED: i) a $150,000, non interest-bearing component that requires monthly payments of $2,500, which will begin in March, 2011 with a final payment of $2,500 due February, 2016; and ii) a $150,000 forgivable loan.  The Company has a $300,000 letter of credit with regard to the $300,000 loan (secured by a time deposit account in the same amount) to collateralize the loan.  The note under the Master Contract is collateralized by substantially all of the Company’s assets, subordinate to the Credit Agreement.

Southwest Iowa Renewable Energy, LLC

Notes to Condensed Financial Statements (unaudited)

Note 6: Notes Payable (continued)

Approximate aggregate maturities of notes payable as of December 31, 2010 are as follows:

Year Ended December 31,
2011	$ 29,276,492
2012	9,275,642
2013	9,745,176
2014 2015	110,728,094 30,000
Total	$ 159,060,403

Note 7:  Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining  fair value, the Company used various methods including market, income and cost approaches.  Based on these approaches, the Company often utilized certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observable inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

    Level 1 -      Valuations for assets and liabilities traded in active markets from readily available pricing sources for market transactions involving identical assets or liabilities.

    Level 2 -      Valuations for assets and liabilities traded in less active dealer or broker markets.  Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

    Level 3-       Valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, including the general classifications of such instruments pursuant to the valuation hierarchy, is set below.

Derivative financial statements.  Commodity futures and exchange traded options are reported at fair value utilizing Level 1 inputs. For these contracts, the Company obtains fair value measurements from an independent pricing service.  The fair value measurements consider observable data that may include dealer quotes and live trading levels from the Chicago Mercantile Exchange (“CME”) market.  Ethanol contracts are reported at fair value utilizing Level 2 inputs from third-party pricing services.  Forward purchase contracts are reported at fair value utilizing Level 2 inputs.   For these contracts, the Company obtains fair value measurements from local grain terminal values.  The fair value measurements consider observable data that may include live trading bids from local elevators and processing plants which are based off the CME market.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and September 30, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Southwest Iowa Renewable Energy, LLC

Notes to Condensed Financial Statements (unaudited)

Note 7: Fair Value Measurement (continued)
December 31, 2010

	Total	Level 1		Level 2		Level 3
Derivative financial instruments
Corn forward contracts asset	$12,135,270	$	---		$12,135,270	$	---

Corn futures & exchange traded options liability	$(3,769,750)		$(3,769,750)	$	---	$	---
	$8,365,520		$(3,769,750)		$12,135,270	$	---

September 30, 2010

	Total	Level 1		Level 2		Level 3
Derivative financial instruments
Corn forward contracts asset	$688,039	$	---		$688,039	$	---

Corn futures & exchange traded options liability	$(75,125)		$(75,125)	$	---	$	---
	$612,914		$(75,125)		$688,039	$	---

Certain financial assets and liabilities are measured at fair value on a non-recurring basis; that is the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment.

Note 8:                      Incentive Compensation

The Company has a unit appreciation plan which provides that the Board of Directors may make awards of equity participation units (“EPUs”) to employees from time to time, subject to vesting provisions as determined for each award.   The EPUs are valued at book value. The Company had approximately five unvested EPUs outstanding under this plan as of December 31, 2010, which will be vested three years from the date of the award.  During the quarters ended December 31, 2010 and 2009, the Company recorded compensation expense related to this plan of approximately $556, and none, respectively.  As of December 31, 2010 and September 30, 2010, the Company had a liability of approximately $556 and none outstanding as deferred compensation and has approximately $20,000 to be recognized as future compensation expense over the weighted average vesting period of approximately three years. The amount to be recognized in future years as compensation expense is estimated based on book value of the Company.

Note 9:                       Related Party Transactions

Bunge

On November 1, 2006, in consideration of its agreement to invest $20,004,000 in the Company, Bunge purchased the only Series B Units under an arrangement whereby the Company would (i) enter into various agreements with Bunge or its affiliates discussed below for management, marketing and other services, and (ii) have the right to elect a number of Series B Directors which are proportionate to the number of Series B Units owned by Bunge, as compared to all Units.  Under the Company’s Third Amended

Southwest Iowa Renewable Energy, LLC

Notes to Condensed Financial Statements (unaudited)

Note 9:                       Related Party Transactions (continued)

and Restated Operating Agreement (the “Operating Agreement”), the Company may not, without Bunge’s approval (i) issue additional Series B Units, (ii) create any additional Series of Units with rights which are superior to the Series B Units, (iii) modify the Operating Agreement to adversely impact the rights of Series B Unit holders, (iv) change its status from one which is managed by managers, or vise versa, (v) repurchase or redeem any Series B Units, (vi) take any action which would cause a bankruptcy, or (vii) approve a transfer of Units allowing the transferee to hold more than 17% of the Company’s Units or to a transferee which is a direct competitor of Bunge.

The Company entered into the Holdings Revolving Note dated August 26, 2009 with Holdings, providing for the extension of a maximum of $10,000,000 in revolving credit.  Holdings has a commitment, subject to certain conditions, to advance up to $3,750,000 at the Company’s request under the Revolving Note; amounts in excess of $3,750,000 may be advanced by Holdings in its discretion.  Interest will accrue at the rate of 7.5 percent over six-month LIBOR.  While repayment of the Revolving Note is subordinated to the Credit Agreement, the Company may make payments on the Revolving Note so long as it is in compliance with its borrowing base covenant and there is not a payment default under the Credit Agreement. As of  December 31, 2010 and September 30, 2010, the balance outstanding was $3,750,000 and $0 under the Revolving Note.

In December, 2008, the Company and Bunge entered into other various agreements. Under a Lease Agreement (the “Lease Agreement”), the Company leased from Bunge a grain elevator located in Council Bluffs, Iowa, for approximately $67,000 per month.  Expenses for the quarters ended December 31, 2010 and 2009 were $200,001 and $200,001 under the Lease Agreement.

Under the Ethanol Agreement, the Company sells Bunge all of the ethanol produced at its Facility, and Bunge purchases the same, up to the Facility’s nameplate capacity of 110,000,000 gallons a year.  We pay Bunge a per-gallon fee for ethanol sold by Bunge, subject to a minimum annual fee of $750,000 and adjusted according to specified indexes after three years.  The initial term of the agreement which commenced August 20, 2009, is three years and it will automatically renew for successive three-year terms unless one party provides the other with notice of their election to terminate 180 days prior to the end of the term.  The Company has incurred expenses of $253,960 and $113,207 during the quarters ended December 31, 2010 and 2009, respectively under the Ethanol Agreement.

Under a Risk Management Services Agreement effective January 1, 2009, Bunge agreed to provide the Company with assistance in managing its commodity price risks for a quarterly fee of $75,000.  The agreement has an initial term of three years and will automatically renew for successive three year terms, unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  Expenses under this agreement for the quarters ended December 31, 2010 and 2009 were $75,000 and $75,000, respectively.

On June 26, 2009, the Company executed a Railcar Agreement with Bunge for the lease of 325 ethanol cars and 300 hopper cars which are used for the delivery and marketing of ethanol and distillers grains.  Under the Railcar Agreement, the Company leases railcars for terms lasting 120 months and continuing on a month to month basis thereafter. The Railcar Agreement will terminate upon the expiration of all railcar leases.  Expenses under this agreement for the quarters ended December 31, 2010 and 2009, were $1,208,690 and  $1,215,505. respectively.

On November 12, 2010, the Company entered into a Corn Oil Agency Agreement with Bunge to market its corn oil (the “Corn Oil Agency Agreement”).  The Corn Oil Agency Agreement has an initial term of three years and will automatically renew for successive three-year terms unless one party provides the other notice of their election to terminate 180 days prior to the end of the term.  Expenses under this agreement for the quarters ended December 31, 2010 and 2009 were $4,340 and $0, respectively.

ICM

On November 1, 2006, in consideration of its agreement to invest $6,000,000 in the Company, ICM became the sole Series C Member.  As part of ICM’s agreement to invest in Series C Units, the Operating Agreement provides that the Company will not, without ICM’s approval (i) issue additional Series C Units, (ii) create any additional Series of Units with rights senior to the Series

Southwest Iowa Renewable Energy, LLC

Notes to Condensed Financial Statements (unaudited)

Note 9: Related Party Transactions (continued)

C Units, (iii) modify the Operating Agreement to adversely impact the rights of Series C Unit holders, or (iv) repurchase or redeem any Series C Units.  Additionally, ICM, as the sole Series C Unit owner, is afforded the right to elect one Series C Director to the Board so long as ICM remains a Series C Member.

On June 17, 2010, the Company issued the ICM Term Note in the amount of $9,970,000, which is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  As of December 31, 2010 and September 30, 2010, there was approximately $10,061,000 outstanding under the ICM Term Note, respectively, and approximately $346,651 and $139,000 of accrued interest due to ICM as of December 31, 2010 and September 30, 2010, respectively.

Additionally, to induce ICM to agree to the ICM Term Note, the Company entered into the ICM Equity Agreement on June 17, 2010, whereby ICM (i) retains preemptive rights to purchase new securities in the Company, and (ii) receives 24% of the proceeds received by the Company from the issuance of equity or debt securities.

On July 13, 2010, the Company entered into a Joint Defense Agreement (the “Joint Defense Agreement”) with ICM, which contemplates that we may purchase from ICM one or more Tricanter centrifuges (the “Centrifuges”).  Because such equipment has been the subject of certain legal actions regarding potential patent infringement, the Joint Defense Agreement provides as follows: (i) that the parties may, but are not obligated to, share information and materials that are relevant to the common prosecution and/or defense of any such patent litigation regarding the Centrifuges (the “Joint Defense Materials”), (ii) that any such shared Joint Defense Materials will be and remain confidential, privileged and protected (unless such Joint Defense Materials cease to be privileged, protected or confidential through no violation of the Joint Defense Agreement), (iii) upon receipt of a request or demand for disclosure of Joint Defense Material to a third party, the party receiving such request or demand will consult with the party that provided the Joint Defense Materials and if the party that supplied the Joint Defense Materials does not consent to such disclosure then the other party will seek to protect any disclosure of such materials, (iv) that neither party will disclose Joint Defense Materials to a third party without a court order or the consent of the party who initially supplied the Joint Defense Materials, (v) that access to Joint Defense Materials will be restricted to each party’s outside attorneys, in-house counsel, and retained consultants, (vi) that Joint Defense Materials will be stored in secured areas and will be used only to assist in prosecution and defense of the patent litigation and (vii) if there is a dispute between us and ICM, then each party waives its right to claim that the other party’s legal counsel should be disqualified by reason of this the Joint Defense Agreement or receipt of Joint Defense Materials.  The Joint Defense Agreement will terminate the earlier to occur of (x) upon final resolution of all patent litigation and (y) a party providing ten (10) days advance written notice to the other party of its intent to withdraw from the Joint Defense Agreement.  No payments have been made by either party under the Joint Defense Agreement.

On August 25, 2010, the Compnay entered into a Tricanter Purchase and Installation Agreement (the “Tricanter Agreement”) with ICM, pursuant to which ICM is selling the Company a tricanter oil separation system (the “Tricanter Equipment”).  In addition, ICM installed the equipment at our ethanol plant in Council Bluffs, Iowa.  As of December 31, 2010 and September 30, 2010 the Company has paid $2,592,500 and $0, respectively, related to the Tricanter Agreement.

Note 10:                 Commitments

The Company entered into a steam contract with an unrelated party under which the vendor agreed to provide the steam required by the Company, up to 475,000 pounds per hour. The Company agreed to pay a net energy rate for all steam provided under the contract as well as a monthly demand charge. The net energy rate is set for the first three years then adjusted each year beginning on the third anniversary date.  The steam contract will remain in effect until January 1, 2019.  Expenses under this agreement during the quarters ended December 31, 2010 and 2009 were $2,344,289 and $2,615,532, respectively.

Note 11:                        Major Customers

On August 20, 2009, the Company entered had an agreement with a related entity and major customer for marketing, selling, and distributing all of the ~~distiller’s~~ethanol and distillers grains with solubles produced by the Company.  The Company has expensed $586,238 and $339,400 in marketing fees under this agreement for the quarters ended December 31, 2010 and 2009, respectively.  Revenues with this customer were $62,066,267 and $50,748,439 for the ~~quarter~~quarters ended December 31, ~~2009.~~2010 and 2009,  respectively.  Trade accounts receivable due from this customer were $17,241,373 and $10,357,853 at December 31, ~~2009.~~2010 and September 30, 2010, respectively.

$14,251,000 Convertible Subordinated Term Notes

4,750 Series A Units

Prospectus

~~______________, 2010~~

______________, 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, to be paid in connection with the sale of the Notes being registered hereunder, all of which will be paid by us.  All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee.

SEC and state registration fee	$ _1,017●_
Printing expenses	*●
Legal fees and expenses	*●
Accounting fees and expenses	*●
Blue sky fees and expenses	*●
Miscellaneous	*●
Total	$ *●

~~*           To be filed by amendment~~

Item 14.  Indemnification of Directors and Officers

Under the Act, the articles of organization of an Iowa limited liability company (“LLC”) may contain provisions eliminating the personal liability of an LLC’s members or directors to the LLC or to its members, excepting for such person’s: (i) receipt of financial benefit to which they are not entitled, (ii) intentional infliction of harm on the LLC or its members, (iii) an unlawful distribution, or (iv) an intentional violation of criminal law.   In addition to providing the same limitations of liability, our Articles provide that our Directors shall not be personally liable for damages for breach of a manager’s fiduciary duty, except for liability for breach of the duty of loyalty, bad faith, intentional misconduct, or a knowing violation of law.  Our Articles further provide that any Member or Director shall be indemnified and shall be paid advances for their defense expenses to the extent allowed by law, and that the Board is empowered to provide indemnification to the Company’s officers, employees and agents.

Our Operating Agreement provides that to the maximum extent permitted under the Act and other applicable law, the Company shall indemnify and pay all judgments and claims against each Director or officer relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such Director or officer, in connection with the business of the Company, including reasonable attorneys’ fees incurred by such Director in connection with the defense of any action based on any such act or omission, which attorneys’ fees may be paid as incurred, including all such liabilities under federal and state securities laws as permitted by law.  Further, to the maximum extent permitted under the Act and other applicable law, in the event of any action by a Member against any Director or officer, including a derivative suit, the Company must indemnify and pay all costs, liabilities, damages and expenses of such Director or officer, including reasonable attorneys’ fees incurred in the defense of such action.  The Operating Agreement also provides that the Company may purchase insurance on behalf of any Director or officer in his or her official capacity against any such liability, whether or not the Company would otherwise be required to indemnify such Director or officer against such liability.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 15.  Recent Sales of Unregistered Securities

      ~~In~~On March 7, 2008, we ~~amended the terms of the Credit Agreement and~~ obtained the Bridge Loan, which was secured by two letters of credit.  Bunge caused its bank to issue a letter of credit in favor of the Bridge Lender (the “Bunge LC”), and ICM caused its lender to similarly issue a letter of credit in favor of the Bridge Lender (the “ICM LC” and, together with the Bunge LC, the “LCs”).  We entered into the Series C Agreement with ICM and a Series E Unit Issuance Agreement with Bunge (the “Series E Agreement”, together with the Series C Agreement, the “Unit Issuance Agreements”) in connection with their respective issuances of the LCs. In the event that the LCs were drawn upon or if Bunge or ICM made any payment to the Bridge Lender that reduced amounts owed by us under the Bridge Loan (each, a “Bridge Loan Payment”), the Unit Issuance Agreements provided that we would immediately reimburse Bunge and/or ICM, as applicable, for the amount of such Bridge Loan Payment by issuing Units to Bunge and ICM, as further described below.  The Bridge Loan was initially received for the maximum principal amount of $36,000,000.  No units were issued to either ICM or Bunge under either of the Unit Issuance Agreements.

      ~~Under~~On March 7, 2008 we entered into the Series C Agreement, which provided that if ICM ~~makes~~made a Bridge Loan Payment, we ~~will immediately~~would issue Series C Units to ICM based on a Unit price that is equal to the lesser of $3,000 or one half (1/2) of the lowest purchase price paid by any party for a Unit who acquired (or who has entered into any agreement, instrument or document to acquire) such Unit after the date of the Series C Agreement but prior to the date of any Bridge Loan Payment made by ICM. The Series C Agreement further ~~provides~~provided that ICM ~~will~~would have the right to purchase its pro rata share of any Units issued by us at any time after the date of the Series C Agreement. If Commerce had drawn the full amount available under the ICM LC, then we would have been forced to issue 2,880 Series C Units to ICM, assuming a conversion price of $3,000 of payment for one Series C Unit.  On June 17, 2010, the Series C Agreement was terminated.  No units were issued to ICM under the Series C Agreement.

      ~~Under~~On March 7, 2008 we entered into the Series E Agreement, which provided that if Bunge made a Bridge Loan Payment, we would immediately issue Series E Units to Bunge based on a Unit price that is equal to the lesser of $3,000 or one half (1/2) of the lowest purchase price paid by any party for a Unit who acquired (or who has entered into any agreement, instrument or document to acquire) such Unit after the date of the Series E Agreement but prior to the date of any Bridge Loan Payment made by Bunge. ~~The Series E Agreement further provided that Bunge will have the right to purchase its pro rata share of any Units issued by us at any time after the date of the Series E Agreement.~~  On March 2, 2009, in connection with amendments to the Bridge Loan, we entered into a First Amendment to Series E Issuance Agreement with Holdings (the “Bunge Agreement”), and a First Amendment to Series C Unit Issuance Agreement with ICM (the “ICM Amendment”), both of which provide that we are obligated to issue equity to either Holdings or ICM in the event either of them repays any of the Bridge Loan or the collateral they provided to secure our obligations under the Bridge Loan is acted upon.  The Series E Agreement further provided that Bunge will have the right to purchase its pro rata share of any Units issued by us at any time after the date of the Series E Agreement.  If Commerce had drawn the full amount available under the Bunge LC, then we would have been forced to issue 9,120 Series E Units to Bunge, assuming a conversion price of $3,000 of payment for one Series E Unit.  In August 2009, the Series E Agreement was terminated.   No units were issued to Bunge under the Series C Agreement.

      On June 17, 2010, we entered into the Loan Satisfaction Agreement with Commerce and ICM, pursuant to which ICM paid Commerce $8,773,299, the outstanding amount due under the Bridge Loan.  Upon such payment, we issued the ICM Note to ICM in the amount of $9,969,816, which was equal to the payoff amount plus the additional amounts owed to ICM under the Series C Agreement.  The ICM Note is convertible at the option of ICM into Series C Units at a conversion price of $3,000 per unit.  At the time of its issuance, with outstanding principal of $9,969,816, the ICM Note was convertible into 3,323 Series C Units.  No units have been issued to ICM under the ICM Note.

      In connection with the above payment, we entered into the ICM Equity Agreement on June 17, 2010, under which ICM retained preemptive rights to purchase new equity in the form of the same preemptive rights as certain other Unit Holders, as set forth in Sections 9.11 and 9.12 of the Operating Agreement, and that ICM will receive twenty-four percent (24%) of the proceeds received by us from a sale or issuance of membership interests or other equity interests or debt securities.  No Units have been issued to ICM under the ICM Equity Agreement.

      On August 26, 2009, we entered into the Holdings Note in the amount of $27,106,078.55 with a maturity date of August 31, 2014 and Holdings Revolving Note in favor of Holdings.  The Holdings Revolving Note is in the amount of $10,000,000.00 with the aggregate principal amount of loans to be made to us under the Holdings Revolving Note not to exceed $3,750,000.00.  On June 7, 2010 we amended and restated the Holdings Note to increase the principal amount of the note to $28,106,579 and to amend Holdings’ right to proceeds from the issuance by us of equity or debt securities.  The Holdings Revolving Note is convertible at the option of Holdings into Series U Units at a conversion price of $3,000 per unit.  At the time of its issuance, with outstanding principal of $28,106,579, the Holdings Revolving Note was convertible into 9,368 Series U Units.  We have not issued any Units to Holdings under the Holdings Revolving Note.

      On August 26, 2009, we entered the Bunge Equity Agreement, which we amended on June 17, 2010 in order to maintain consistency of terms taking into account the amendments to the Holdings Note.  The Bunge Equity Agreement provides that Bunge has preemptive rights to purchase its pro rata share of any units issued by us (where Bunge’s pro rata share is based on the total ownership of Bunge and its affiliates), and that Bunge will receive seventy-six percent (76%) of the proceeds received by us from the sale or issuance of membership interests or other equity interests.  We have not issued any Units to Bunge under the Bunge Equity Agreement.

The offerings made under the Unit Issuance Agreements, the Bunge Equity Agreement, the ICM Equity Agreement, the ICM Amendment and the Bunge Agreement (collectively, the “Offering Agreements”) were all made under the registration exemption provided for in Section 4(2) of the Securities Act. With respect to these exemptions, neither we, nor any person acting on our behalf, offered or sold the securities by means of any form of general solicitation or advertising. Prior to making any offer or sale in connection with the Offering Agreements, we had reasonable grounds to believe and believed that each prospective investor (i) was capable of evaluating the merits and risks of the investment, (ii) was able to bear the economic risk of the investment, (iii) was provided with the opportunity to ask questions of our management respecting our business plans and finances, (iv) received access to all of our material contracts and agreements, and (v) possessed the requisite experience in business and financial matters to enable them to appreciate the risks of investing in us. We further had reason to believe that purchaser was purchasing for investment for such purchaser’s own account.  We did not pay any person any commissions or discounts, nor did we engage any underwriter or placement agent, in connection with the Offering Agreements.

Item 16.                      Exhibits and Financial Statement Schedules

1.      Exhibits

~~Exhibits 10.36 and 10.37 are management contracts.~~

2	Omitted – Inapplicable.
3(i)
Articles of Organization, as filed with the Iowa Secretary of State on March 28, 2005 (incorporated by reference to Exhibit 3(i) of Registration Statement on Form 10 filed by the Company on January 28, 2008).

4(i~~)~~
~~Second Amended and Restated Operating Agreement dated March 7, 2008 (incorporated by reference to Exhibit 4(i) of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).4(ii~~)
Third Amended and Restated Operating Agreement dated July 17, 2009 (incorporated by reference to Exhibit 3.1 of Form 8-K filed by the Company on August 21, 2009).
4(iii)	Form of Indenture between the Company and ~~●~~Treynor State Bank dated ~~●, 2010.~~as of February 1, 2011 (1)
4(iv)	Form of Subscription Agreement between Holders and the Company~~.~~ (1)
4(v)	Unit Transfer Policy, including QMS Manual attached thereto as Appendix 1 (1)
4(vi)	Form of Subscription Agreement between Holders and the Company for Iowa Purchasers who are not Members of the Company (1)
4(vii)	Form of Subscription Agreement between Holders and the Company for Iowa Purchasers who are already Members of the Company (1)
5.1	Opinion of Husch Blackwell ~~Sanders~~ LLP~~.~~ (2)
9	Omitted – Inapplicable.
10.1
Agreement dated October 13, 2006 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.1 of Registration Statement on Form 10/A filed by the Company on October 23, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

10.2
~~Ethanol Merchandising Agreement dated November 1, 2006 with Lansing Ethanol Services, LLC (incorporated by reference to Exhibit 10.2 of Registration Statement on Form 10 filed by the Company on October 23, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.~~

~~10.3~~
~~Assignment of Ethanol Merchandising Agreement dated May 2, 2007 between AgStar Financial Services, PCA and Southwest Iowa Renewable Energy, LLC (incorporated by reference to Exhibit 10.3 of Registration Statement on Form 10 filed by the Company on January 28, 2008).  10.4~~

Executed Steam Service Contract dated January 22, 2007 with MidAmerican Energy Company (incorporated by reference to Exhibit 10.4 of Registration Statement on Form 10/A filed by the Company on October 23, 2008).   Portions of the Contract have been omitted pursuant to a request for confidential treatment.

~~10.5~~10.3
Assignment of Steam Service Contract dated May 2, 2007 in favor of AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.5 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.6~~10.4
Electric Service Contract dated December 15, 2006 with MidAmerican Energy Company (incorporated by reference to Exhibit 10.6 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.7~~10.5
Assignment of Electric Service Contract dated May 2, 2007 in favor of AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.7 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.8~~10.6
Distillers Grain Purchase Agreement dated October 13, 2006 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.8 of Registration Statement on Form 10 filed by the Company on January 28, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

~~10.9~~10.7
Assignment of Distillers Grain Purchase Agreement dated May 2, 2007 in favor of AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.9 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.10~~10.8
Grain Feedstock Agency Agreement dated October 13, 2006 with AGRI-Bunge, LLC (incorporated by reference to Exhibit 10.10 of Registration Statement on Form 10 filed by the Company on October 23, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

~~10.11~~10.9
Assignment of Grain Feedstock Agency Agreement dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.11 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.12~~ 10.10
License Agreement ~~between Owner and Design/Builder Based on The Basis of a Stipulated Price~~ dated September 25, 2006 ~~with ICM, Inc. (incorporated by reference to Exhibit 10.12 of Registration Statement on Form 10/A filed by the Company on October 23, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.~~between Southwest Iowa Renewable Energy, LLC and ICM, Inc.  (1)

~~10.13~~
~~Railcar Sublease Agreement dated June 25, 2007 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.13 of Registration Statement on Form 10 filed by the Company on January 28, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.~~

~~10.14~~	~~Credit Agreement dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.14 of Registration Statement on Form 10 filed by the Company on January 28, 2008).~~
~~10.15~~10.11	Security Agreement dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.15 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.16~~10.12
Mortgage, Security Agreement Assignment of Rents and Leases and Fixture Filing dated May 2, 2007 in favor of AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.16 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.17~~10.13
Environmental Indemnity Agreement dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.17 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.18~~10.14
Convertible Note dated May 2, 2007 in favor of Monumental Life Insurance Company (incorporated by reference to Exhibit 10.18 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.19~~10.15	Convertible Note dated May 2, 2007 in favor of Metlife Bank, N.A. (incorporated by reference to Exhibit 10.19 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.20~~10.16
Convertible Note dated May 2, 2007 in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A. (incorporated by reference to Exhibit 10.20 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.21~~10.17
Convertible Note dated May 2, 2007 in favor of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.21 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.22~~10.18	Convertible Note dated May 2, 2007 in favor of First National Bank of Omaha (incorporated by reference to Exhibit 10.22 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.23~~10.19
Revolving Line of Credit Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A. (incorporated by reference to Exhibit 10.23 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.24~~10.20
Revolving Line of Credit Note in favor of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.24 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.25~~10.21	Revolving Line of Credit Note in favor of First National Bank of Omaha (incorporated by reference to Exhibit 10.25 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.26~~10.22	Term Revolving Note in favor of Metlife Bank, N.A. (incorporated by reference to Exhibit 10.26 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.27~~10.23
Term Revolving Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A. (incorporated by reference to Exhibit 10.27 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.28~~10.24	Term Revolving Note in favor of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.28 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.29~~10.25	Term Revolving Note in favor of First National Bank of Omaha (incorporated by reference to Exhibit 10.29 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.30~~10.26
Lien Subordination Agreement dated May 2, 2007 among Southwest Iowa Renewable Energy, LLC, AgStar Financial Services, PCA and Iowa Department of Economic Development (incorporated by reference to Exhibit 10.30 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.31~~10.27
Value Added Agricultural Product Marketing Development Grant Agreement dated November 3, 2006 with the United States of America (incorporated by reference to Exhibit 10.31 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.32~~
~~Engineering Services Agreement dated November 27, 2006 with HGM Associates, Inc. (incorporated by reference to Exhibit 10.32 of Registration Statement on Form 10 filed by the Company on January 28, 2008).  Portions of the Contract have been omitted pursuant to a request for confidential treatment.~~

~~10.33~~10.28	Fee Letter dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.33 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.34~~	~~Design-Build Agreement dated December 18, 2006 with Todd & Sargent, Inc. (incorporated by reference to Exhibit 10.34 of Registration Statement on Form 10 filed by the Company on January 28, 2008).~~
~~10.35~~10.29
Master Contract dated November 21, 2006 with Iowa Department of Economic Development (incorporated by reference to Exhibit 10.35 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.36~~	~~Employment Agreement dated January 31, 2007 with Mark Drake (incorporated by reference to Exhibit 10.36 of Registration Statement on Form 10 filed by the Company on January 28, 2008).~~
~~10.37~~	~~Letter Agreement dated July 23, 2007 with Cindy Patterson (incorporated by reference to Exhibit 10.37 of Registration Statement on Form 10 filed by the Company on January 28, 2008).~~
~~10.38~~
~~First Amendment to Credit Agreement dated March 7, 2008 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.38 of Amendment No. 1 to Registration Statement on Form 10  filed by the Company on March 21, 2008) .~~

~~10.39~~10.30
Amended and Restated Disbursing Agreement dated March 7, 2008 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.39 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.40~~
~~Promissory Note dated March 7, 2008 in favor of Commerce Bank, N.A (incorporated by reference to Exhibit 10.40 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).~~

~~10.41~~
~~Irrevocable Standby Letter of Credit No. S500381 made by UMB Bank, N.A., for the account of Bunge North America, Inc. in favor of Commerce Bank, N.A. dated March 10, 2008 (incorporated by reference to Exhibit 10.41 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).~~

~~10.42~~
~~Irrevocable Standby Letter of Credit No. 08SBLC0345 made by INTRUST Bank, N.A. for the account of ICM Inc. in favor of Commerce Bank, N.A. dated March 7, 2008 (incorporated by reference to Exhibit 10.42 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).~~

~~10.43~~10.31
Allonge to Revolving Line of Credit Note in favor of First National Bank of Omaha dated March 7, 2008 (incorporated by reference to Exhibit 10.43 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.44~~10.32
Allonge to Revolving Line of Credit Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.44 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.45~~10.33
Allonge to Revolving Line of Credit Note in favor of Metropolitan Life Insurance Company, dated March 7, 2008 (incorporated by reference to Exhibit 10.45 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.46~~10.34
Allonge to Convertible Note in favor of First National Bank of Omaha, dated March 7, 2008 (incorporated by reference to Exhibit 10.46 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.47~~10.35
Allonge to Convertible Note in favor of Metlife Bank, N.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.47 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.48~~10.36
Allonge to Convertible Note in favor of Metropolitan Life Insurance Company, dated March 7, 2008 (incorporated by reference to Exhibit 10.48 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.49~~10.37
Allonge to Convertible Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.49 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.50~~10.38
Allonge to Term Revolving Note in favor of First National Bank of Omaha, dated March 7, 2008 (incorporated by reference to Exhibit 10.50 of Amendment No. 1 to Registration Statement on Form 10  filed by the Company on March 21, 2008).

~~10.51~~10.39
Allonge to Term Revolving Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.51 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.52~~10.40
Allonge to Term Revolving Note in favor of Metlife Bank, N.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.52 of Amendment No. 1 to Registration Statement on Form 10  filed by the Company on March 21, 2008).

~~10.53~~10.41
Allonge to Term Revolving Note in favor of Metropolitan Life Insurance Company, dated March 7, 2008 (incorporated by reference to Exhibit 10.53 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.54~~10.42
Allonge to Convertible Note in favor of Monumental Life Insurance Company, dated March 7, 2008 (incorporated by reference to Exhibit 10.54 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.55~~10.43	Term Revolving Note in favor of Amarillo National Bank (incorporated by reference to Exhibit 10.55 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).
~~10.56~~10.44
Allonge to Term Revolving Note in favor of Amarillo National Bank, dated March 7, 2008 (incorporated by reference to Exhibit 10.56 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.57~~10.45
Convertible Note dated May 2, 2007, in favor of Amarillo National Bank (incorporated by reference to Exhibit 10.57 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.58~~10.46
Allonge to Convertible Note in favor of Amarillo National Bank, dated March 7, 2008 (incorporated by reference to Exhibit 10.58 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.59~~10.47
Revolving Line of Credit Note in favor of Amarillo National Bank (incorporated by reference to Exhibit 10.59 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.60~~10.48
Allonge to Revolving Line of Credit Note in favor of Amarillo National Bank, dated March 7, 2008 (incorporated by reference to Exhibit 10.60 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.61~~
~~Series C Unit Issuance Agreement dated March 7, 2008 with ICM, Inc. (incorporated by reference to Exhibit 10.61 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).~~

~~10.62~~
~~Series E Unit Issuance Agreement dated March 7, 2008 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.62 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).~~

~~10.63~~10.50
Support Services Agreement dated January 30, 2008 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.63 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.64~~10.51	Amendment No. 01 dated March 9, 2007 with Iowa Department of Economic Development (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on June 10, 2006).
~~10.65~~10.52	Amendment No. 02 dated May 30, 2008 with Iowa Department of Economic Development (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on June 10, 2006).
~~10.66~~10.53	Industrial Track Agreement dated as of June 18, 2008 with CBEC Railway, Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on June 25, 2006).
~~10.67~~10.54
Base Agreement dated August 27, 2008 between Southwest Iowa Renewable Energy, LLC and Cornerstone Energy, LLC (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on September 2, 2008).

~~10.68~~10.55	Lease Agreement dated December 15, 2008 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on December 22, 2008).
~~10.69~~10.56
Ethanol Purchase Agreement dated December 15, 2008 with Bunge North America, Inc.  Portions of the Agreement have been omitted pursuant to a request for confidential treatment (incorporated by reference to Exhibit 10.3 of Form 8-K filed by the Company on December 22, 2008).

~~10.70~~10.57	Risk Management Services Agreement dated December 15, 2008 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.4 of Form 8-K filed by the Company on December 22, 2008).
~~10.71~~
~~Base Agreement with Cornerstone Energy, LLC d/b/a Constellation Energy dated August 27, 2008 (incorporated by reference to Exhibit 10.1 of Report on Form 8-K filed by the Registrant on September 2, 2008).~~

~~10.72~~10.58
Grain Feedstock Supply Agreement dated December 15, 2008 with AGRI-Bunge, LLC.  Portions of the Agreement have been omitted pursuant to a request for confidential treatment (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on December 22, 2008).

~~10.73~~
~~Fifth Amendment to Credit Agreement dated August 1, 2009 by and among Southwest Iowa Renewable Energy, LLC and AgStar Financial Services, PCA; Metropolitan Life Insurance Company; MetLife Bank, N.A.; Cooperative Centrale Raiffeisen-Boerenleenbank B.A.; Amarillo National Bank; First National Bank of Omaha; Bank of the West; Monumental Life Insurance Company; M&I Marshall & Ilsley Bank (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on August 20, 2009).~~

~~10.74~~
~~Second Amendment to Series C Unit Issuance Agreement dated August 1, 2009 between Southwest Iowa Renewable Energy, LLC and ICM, Inc. (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on August 20, 2009).~~

~~10.75~~
~~Subordinated Term Loan Note made by Southwest Iowa Renewable Energy, LLC in favor of Bunge N.A. Holdings, Inc. dated effective August 26, 2009 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on September 2, 2009).~~

~~10.76~~10.59
Subordinated Revolving Credit Note made by Southwest Iowa Renewable Energy, LLC in favor of Bunge N.A. Holdings, Inc. dated effective August 26, 2009 (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on September 2, 2009).

~~10.77~~10.60
Employment Agreement dated August 27, 2009 between Southwest Iowa Renewable Energy, LLC and Mr. Brian T. Cahill (incorporated by reference to Exhibit 10.3 of Form 8-K filed by the Company on September 2, 2009).

~~10.78~~
~~Sixth Amendment to Credit Agreement by and among Southwest Iowa Renewable Energy, LLC and AgStar Financial Services, PCA, Metropolitan Life Insurance Company, MetLife Bank, N.A., Cooperative Centrale Raiffeisen-Boerenleenbank B.A., Amarillo National Bank, First National Bank of Omaha, Bank of the West, Monumental Life Insurance Company, M&I Marshall & Ilsley Bank, dated effective December 18, 2009 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on December 29, 2009).~~

10.61
Amendment to Steam Service Contract by and between Southwest Iowa Renewable Energy, LLC and MidAmerican Energy Company dated effective October 3, 2008. Portions of the Agreement have been omitted pursuant to a request for confidential treatment. (1)

10.62
Second Amendment to Steam Service Contract by and between Southwest Iowa Renewable Energy, LLC and MidAmerican Energy Company dated effective January 1, 2009. Portions of the Agreement have been omitted pursuant to a request for confidential treatment. (1)

10.63
Third Amendment to Steam Service Contract by and between Southwest Iowa Renewable Energy, LLC and MidAmerican Energy Company dated effective January 1, 2009. Portions of the Agreement have been omitted pursuant to a request for confidential treatment. (1)

~~10.79~~10.64
Fourth Amendment to Steam Service Contract by and between Southwest Iowa Renewable Energy, LLC and MidAmerican Energy Company dated effective December 1, ~~2009 (incorporated by reference to Form 8-K filing by the company on December 31, 2009).~~2009. Portions of the Agreement have been omitted pursuant to a request for confidential treatment. (1)

10.65
Separation Agreement and Release of All Claims Agreement between Southwest Iowa Renewable Energy, LLC and Cindy Patterson (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on July 2, 2009).

10.66
Amended and Restated Railcar Sublease Agreement dated March 25, 2009 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on August 14, 2009).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

10.67
Amended and Restated Credit Agreement by and among Southwest Iowa Renewable Energy, LLC and AgStar Financial Services, PCA, the Banks named therein, dated as of March 31, 2010 (incorporated by reference to Exhibit 99.1 of Form 8-K filed by the Company on April 5, 2010).

10.68
Loan Satisfaction Agreement, by and among Southwest Iowa Renewable Energy, LLC, ICM, Inc., and Commerce Bank, N.A., dated June 17, 2010 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on June 23, 2010).

10.69
Negotiable Subordinated Term Loan Note issued by Southwest Iowa Renewable Energy, LLC in favor of ICM, Inc., dated June 17, 2010 (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on June 23, 2010).

10.70
ICM, Inc. Agreement – Equity Matters, by and between ICM, Inc. and Southwest Iowa Renewable Energy, LLC, dated as of June 17, 2010 (incorporated by reference to Exhibit 10.3 of Form 8-K filed by the Company on June 23, 2010).

10.71
Subordinated Term Loan Note issued by Southwest Iowa Renewable Energy, LLC in favor of Bunge N.A. Holdings, Inc., dated June 17, 2010 (incorporated by reference to Exhibit 10.4 of Form 8-K filed by the Company on June 23, 2010).

10.72	Bunge Agreement - Equity Matters by and between Southwest Iowa Renewable Energy, LLC and Bunge N.A. Holdings, Inc. date effective August 26, 2009. (1)
10.73
First Amendment to Bunge Agreement – Equity Matters, by and between Bunge N.A. Holdings, Inc. and Southwest Iowa Renewable Energy, LLC, dated as of June 17, 2010 (incorporated by reference to Exhibit 10.5 of Form 8-K filed by the Company on June 23, 2010).

10.74
Subordination Agreement, by and among Bunge N.A. Holdings, Inc., ICM, Inc., and AgStar Financial Services, PCA and acknowledged by Southwest Iowa Renewable Energy, LLC, dated as of June 17, 2010 (incorporated by reference to Exhibit 10.6 of Form 8-K filed by the Company on June 23, 2010).

10.75
Intercreditor Agreement, by and between Bunge N.A. Holdings, Inc. and ICM, Inc. and acknowledged by Southwest Iowa Renewable Energy, LLC, dated as of June 17, 2010. (incorporated by reference to Exhibit 10.7 of Form 8-K filed by the Company on June 23, 2010).

10.76	Southwest Iowa Renewable Energy Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on July 6, 2010).
10.77	Joint Defense Agreement between ICM, Inc. and Southwest Iowa Renewable Energy, LLC dated July 13, 2010 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on July 16, 2010).
10.78
Tricanter Purchase and Installation Agreement by and between ICM, Inc. and Southwest Iowa Renewable Energy, LLC dated August 25, 2010 (incorporated by reference to Exhibit 10.1 of Form 8-K/A filed by the Company on January 12, 2011). Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

10.79
Corn Oil Agency Agreement by and between ICM, Inc. and Southwest Iowa Renewable Energy, LLC effective as of November 12, 2010 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on November 30, 2010).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

11	Omitted – Inapplicable.
12	Omitted – Inapplicable.
13	Omitted – Inapplicable.
14	Omitted – Inapplicable.
16	Omitted – Inapplicable.
18	Omitted ~~–~~– Inapplicable.
21	Omitted ~~–~~– Inapplicable.
22	Omitted ~~–~~– Inapplicable.
23.1	Consent of McGladrey & Pullen, LLP~~.~~ (1)
24	Omitted ~~–~~– Inapplicable.
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of ~~●~~Treynor State Bank, as Trustee under the Indenture for the Notes~~.~~ (~~2~~1)

________________________

(1) Filed herewith.
(2) To be filed by amendment.

2.      Financial Statement Schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17.  Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes ~~that~~:

a.
~~For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.~~To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.
~~For~~That, for the purpose of determining any liability under the Securities Act~~,~~ of 1933, each such post-effective amendment ~~that contains a form of prospectus~~ shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is relying on Rule 430B:

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or

(x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Council Bluffs, State of Iowa, on the ~~14~~24th day of ~~April, 2010.~~February, 2011.

SOUTHWEST IOWA RENEWABLE ENERGY, LLC

By:  /s/ Brian Cahill

President and Chief Executive Officer

~~The undersigned directors and officers of Southwest Iowa Renewable Energy, LLC hereby constitute and appoint Brian Cahill our true and lawful attorney-in-fact with full power to execute in our name and behalf, in the capacities indicated below, this Registration Statement on Form S-1 and any and all amendments thereto, including post-effective amendments to the Registration Statement and to sign any, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and thereby ratify and confirm that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.~~
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brian Cahill Brian Cahill	President and Chief Executive Officer	~~April 14, 2010~~February 24, 2011
/s/ Karen Kroymann Karen Kroymann	~~Chief Financial Officer~~Controller	~~April 14, 2010~~February 24, 2011
/s/ Karol King† Karol King	Director and Chairman of the Board	~~April 14, 2010~~February 24, 2011
/s/ Ted Bauer† Ted Bauer	Director and Secretary and Treasurer	~~April 14, 2010~~February 24, 2011
/s/ Hubert Houser† Hubert Houser	Director	~~April 14, 2010~~February 24, 2011
/s/ Michael Guttau† Michael Guttau	Director	~~April 14, 2010~~February 24, 2011
/s/ Eric Hakmiller† Eric Hakmiller	Director	~~April 14, 2010~~February 24, 2011
/s/ Tom Schmitt† Tom Schmitt	Director	~~April 14, 2010~~February 24, 2011
/s/ Greg Krissek† Greg Krissek	Director	~~April 14, 2010~~February 24, 2011

† Pursuant to power of attorney granted April 14, 2010 and filed with the registrant’s Registration Statement on Form S-1 on April 14, 2010 with the Securities and Exchange Commission.

EXHIBIT INDEX

2	Omitted – Inapplicable.
3(i)
Articles of Organization, as filed with the Iowa Secretary of State on March 28, 2005 (incorporated by reference to Exhibit 3(i) of Registration Statement on Form 10 filed by the Company on January 28, 2008).

4(i~~)~~
~~Second Amended and Restated Operating Agreement dated March 7, 2008 (incorporated by reference to Exhibit 4(i) of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).4(ii~~)
Third Amended and Restated Operating Agreement dated July 17, 2009 (incorporated by reference to Exhibit 3.1 of Form 8-K filed by the Company on August 21, 2009).
4(iii)	Form of Indenture between the Company and ~~●~~Treynor State Bank dated ~~●, 2010.~~as of February 1, 2011 (1)
4(iv)	Form of Subscription Agreement between Holders and the Company~~.~~ (1)
4(v)	Unit Transfer Policy, including QMS Manual attached thereto as Appendix 1 (1)
4(vi)	Form of Subscription Agreement between Holders and the Company for Iowa Purchasers who are not Members of the Company (1)
4(vii)	Form of Subscription Agreement between Holders and the Company for Iowa Purchasers who are already Members of the Company (1)
5.1	Opinion of Husch Blackwell ~~Sanders~~ LLP~~.~~ (2)
9	Omitted – Inapplicable.
10.1
Agreement dated October 13, 2006 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.1 of Registration Statement on Form 10/A filed by the Company on October 23, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

10.2
~~Ethanol Merchandising Agreement dated November 1, 2006 with Lansing Ethanol Services, LLC (incorporated by reference to Exhibit 10.2 of Registration Statement on Form 10 filed by the Company on October 23, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.~~

~~10.3~~
~~Assignment of Ethanol Merchandising Agreement dated May 2, 2007 between AgStar Financial Services, PCA and Southwest Iowa Renewable Energy, LLC (incorporated by reference to Exhibit 10.3 of Registration Statement on Form 10 filed by the Company on January 28, 2008).  10.4~~

Executed Steam Service Contract dated January 22, 2007 with MidAmerican Energy Company (incorporated by reference to Exhibit 10.4 of Registration Statement on Form 10/A filed by the Company on October 23, 2008).   Portions of the Contract have been omitted pursuant to a request for confidential treatment.

~~10.5~~10.3
Assignment of Steam Service Contract dated May 2, 2007 in favor of AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.5 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.6~~10.4
Electric Service Contract dated December 15, 2006 with MidAmerican Energy Company (incorporated by reference to Exhibit 10.6 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.7~~10.5
Assignment of Electric Service Contract dated May 2, 2007 in favor of AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.7 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.8~~10.6
Distillers Grain Purchase Agreement dated October 13, 2006 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.8 of Registration Statement on Form 10 filed by the Company on January 28, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

~~10.9~~10.7
Assignment of Distillers Grain Purchase Agreement dated May 2, 2007 in favor of AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.9 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.10~~10.8
Grain Feedstock Agency Agreement dated October 13, 2006 with AGRI-Bunge, LLC (incorporated by reference to Exhibit 10.10 of Registration Statement on Form 10 filed by the Company on October 23, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

~~10.11~~10.9
Assignment of Grain Feedstock Agency Agreement dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.11 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.12~~	~~Agreement between Owner and Design/Builder Based on The Basis of a Stipulated Price~~10.10
License Agreement dated September 25, 2006 ~~with ICM, Inc. (incorporated by reference to Exhibit 10.12 of Registration Statement on Form 10/A filed by the Company on October 23, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.~~between Southwest Iowa Renewable Energy, LLC and ICM, Inc. (1)

~~10.13~~
~~Railcar Sublease Agreement dated June 25, 2007 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.13 of Registration Statement on Form 10 filed by the Company on January 28, 2008).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.~~

~~10.14~~	~~Credit Agreement dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.14 of Registration Statement on Form 10 filed by the Company on January 28, 2008).~~

~~10.15~~10.11	Security Agreement dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.15 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.16~~10.12
Mortgage, Security Agreement Assignment of Rents and Leases and Fixture Filing dated May 2, 2007 in favor of AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.16 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.17~~10.13
Environmental Indemnity Agreement dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.17 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.18~~10.14
Convertible Note dated May 2, 2007 in favor of Monumental Life Insurance Company (incorporated by reference to Exhibit 10.18 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.19~~10.15	Convertible Note dated May 2, 2007 in favor of Metlife Bank, N.A. (incorporated by reference to Exhibit 10.19 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.20~~10.16
Convertible Note dated May 2, 2007 in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A. (incorporated by reference to Exhibit 10.20 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.21~~10.17
Convertible Note dated May 2, 2007 in favor of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.21 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.22~~10.18	Convertible Note dated May 2, 2007 in favor of First National Bank of Omaha (incorporated by reference to Exhibit 10.22 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.23~~10.19
Revolving Line of Credit Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A. (incorporated by reference to Exhibit 10.23 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.24~~10.20
Revolving Line of Credit Note in favor of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.24 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.25~~10.21	Revolving Line of Credit Note in favor of First National Bank of Omaha (incorporated by reference to Exhibit 10.25 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.26~~10.22	Term Revolving Note in favor of Metlife Bank, N.A. (incorporated by reference to Exhibit 10.26 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.27~~10.23
Term Revolving Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A. (incorporated by reference to Exhibit 10.27 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.28~~10.24	Term Revolving Note in favor of Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.28 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.29~~10.25	Term Revolving Note in favor of First National Bank of Omaha (incorporated by reference to Exhibit 10.29 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.30~~10.26
Lien Subordination Agreement dated May 2, 2007 among Southwest Iowa Renewable Energy, LLC, AgStar Financial Services, PCA and Iowa Department of Economic Development (incorporated by reference to Exhibit 10.30 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.31~~10.27
Value Added Agricultural Product Marketing Development Grant Agreement dated November 3, 2006 with the United States of America (incorporated by reference to Exhibit 10.31 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.32~~
~~Engineering Services Agreement dated November 27, 2006 with HGM Associates, Inc. (incorporated by reference to Exhibit 10.32 of Registration Statement on Form 10 filed by the Company on January 28, 2008).  Portions of the Contract have been omitted pursuant to a request for confidential treatment.~~

~~10.33~~10.28	Fee Letter dated May 2, 2007 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.33 of Registration Statement on Form 10 filed by the Company on January 28, 2008).
~~10.34~~	~~Design-Build Agreement dated December 18, 2006 with Todd & Sargent, Inc. (incorporated by reference to Exhibit 10.34 of Registration Statement on Form 10 filed by the Company on January 28, 2008).~~
~~10.35~~10.29
Master Contract dated November 21, 2006 with Iowa Department of Economic Development (incorporated by reference to Exhibit 10.35 of Registration Statement on Form 10 filed by the Company on January 28, 2008).

~~10.36~~	~~Employment Agreement dated January 31, 2007 with Mark Drake (incorporated by reference to Exhibit 10.36 of Registration Statement on Form 10 filed by the Company on January 28, 2008).~~
~~10.37~~	~~Letter Agreement dated July 23, 2007 with Cindy Patterson (incorporated by reference to Exhibit 10.37 of Registration Statement on Form 10 filed by the Company on January 28, 2008).~~
~~10.38~~
~~First Amendment to Credit Agreement dated March 7, 2008 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.38 of Amendment No. 1 to Registration Statement on Form 10  filed by the Company on March 21, 2008) .~~

~~10.39~~10.30
Amended and Restated Disbursing Agreement dated March 7, 2008 with AgStar Financial Services, PCA (incorporated by reference to Exhibit 10.39 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.40~~
~~Promissory Note dated March 7, 2008 in favor of Commerce Bank, N.A (incorporated by reference to Exhibit 10.40 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).~~

~~10.41~~
~~Irrevocable Standby Letter of Credit No. S500381 made by UMB Bank, N.A., for the account of Bunge North America, Inc. in favor of Commerce Bank, N.A. dated March 10, 2008 (incorporated by reference to Exhibit 10.41 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).~~

~~10.42~~
~~Irrevocable Standby Letter of Credit No. 08SBLC0345 made by INTRUST Bank, N.A. for the account of ICM Inc. in favor of Commerce Bank, N.A. dated March 7, 2008 (incorporated by reference to Exhibit 10.42 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).~~

~~10.43~~10.31
Allonge to Revolving Line of Credit Note in favor of First National Bank of Omaha dated March 7, 2008 (incorporated by reference to Exhibit 10.43 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.44~~10.32
Allonge to Revolving Line of Credit Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.44 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.45~~10.33
Allonge to Revolving Line of Credit Note in favor of Metropolitan Life Insurance Company, dated March 7, 2008 (incorporated by reference to Exhibit 10.45 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.46~~10.34
Allonge to Convertible Note in favor of First National Bank of Omaha, dated March 7, 2008 (incorporated by reference to Exhibit 10.46 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.47~~10.35
Allonge to Convertible Note in favor of Metlife Bank, N.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.47 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.48~~10.36
Allonge to Convertible Note in favor of Metropolitan Life Insurance Company, dated March 7, 2008 (incorporated by reference to Exhibit 10.48 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.49~~10.37
Allonge to Convertible Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.49 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.50~~10.38
Allonge to Term Revolving Note in favor of First National Bank of Omaha, dated March 7, 2008 (incorporated by reference to Exhibit 10.50 of Amendment No. 1 to Registration Statement on Form 10  filed by the Company on March 21, 2008).

~~10.51~~10.39
Allonge to Term Revolving Note in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.51 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.52~~10.40
Allonge to Term Revolving Note in favor of Metlife Bank, N.A., dated March 7, 2008 (incorporated by reference to Exhibit 10.52 of Amendment No. 1 to Registration Statement on Form 10  filed by the Company on March 21, 2008).

~~10.53~~10.41
Allonge to Term Revolving Note in favor of Metropolitan Life Insurance Company, dated March 7, 2008 (incorporated by reference to Exhibit 10.53 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.54~~10.42
Allonge to Convertible Note in favor of Monumental Life Insurance Company, dated March 7, 2008 (incorporated by reference to Exhibit 10.54 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.55~~10.43	Term Revolving Note in favor of Amarillo National Bank (incorporated by reference to Exhibit 10.55 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).
~~10.56~~10.44
Allonge to Term Revolving Note in favor of Amarillo National Bank, dated March 7, 2008 (incorporated by reference to Exhibit 10.56 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.57~~10.45
Convertible Note dated May 2, 2007, in favor of Amarillo National Bank (incorporated by reference to Exhibit 10.57 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.58~~10.46
Allonge to Convertible Note in favor of Amarillo National Bank, dated March 7, 2008 (incorporated by reference to Exhibit 10.58 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.59~~10.47
Revolving Line of Credit Note in favor of Amarillo National Bank (incorporated by reference to Exhibit 10.59 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.60~~10.48
Allonge to Revolving Line of Credit Note in favor of Amarillo National Bank, dated March 7, 2008 (incorporated by reference to Exhibit 10.60 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.61~~
~~Series C Unit Issuance Agreement dated March 7, 2008 with ICM, Inc. (incorporated by reference to Exhibit 10.61 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).~~

~~10.62~~
~~Series E Unit Issuance Agreement dated March 7, 2008 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.62 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).~~

~~10.63~~10.50
Support Services Agreement dated January 30, 2008 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.63 of Amendment No. 1 to Registration Statement on Form 10 filed by the Company on March 21, 2008).

~~10.64~~10.51	Amendment No. 01 dated March 9, 2007 with Iowa Department of Economic Development (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on June 10, 2006).
~~10.65~~10.52	Amendment No. 02 dated May 30, 2008 with Iowa Department of Economic Development (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on June 10, 2006).
~~10.66~~10.53	Industrial Track Agreement dated as of June 18, 2008 with CBEC Railway, Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on June 25, 2006).
~~10.67~~10.54
Base Agreement dated August 27, 2008 between Southwest Iowa Renewable Energy, LLC and Cornerstone Energy, LLC (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on September 2, 2008).

~~10.68~~10.55	Lease Agreement dated December 15, 2008 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on December 22, 2008).
~~10.69~~10.56
Ethanol Purchase Agreement dated December 15, 2008 with Bunge North America, Inc.  Portions of the Agreement have been omitted pursuant to a request for confidential treatment (incorporated by reference to Exhibit 10.3 of Form 8-K filed by the Company on December 22, 2008).

~~10.70~~10.57	Risk Management Services Agreement dated December 15, 2008 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.4 of Form 8-K filed by the Company on December 22, 2008).
~~10.71~~
~~Base Agreement with Cornerstone Energy, LLC d/b/a Constellation Energy dated August 27, 2008 (incorporated by reference to Exhibit 10.1 of Report on Form 8-K filed by the Registrant on September 2, 2008).~~

~~10.72~~10.58
Grain Feedstock Supply Agreement dated December 15, 2008 with AGRI-Bunge, LLC.  Portions of the Agreement have been omitted pursuant to a request for confidential treatment (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on December 22, 2008).

~~10.73~~
~~Fifth Amendment to Credit Agreement dated August 1, 2009 by and among Southwest Iowa Renewable Energy, LLC and AgStar Financial Services, PCA; Metropolitan Life Insurance Company; MetLife Bank, N.A.; Cooperative Centrale Raiffeisen-Boerenleenbank B.A.; Amarillo National Bank; First National Bank of Omaha; Bank of the West; Monumental Life Insurance Company; M&I Marshall & Ilsley Bank (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on August 20, 2009).~~

~~10.74~~
~~Second Amendment to Series C Unit Issuance Agreement dated August 1, 2009 between Southwest Iowa Renewable Energy, LLC and ICM, Inc. (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on August 20, 2009).~~

~~10.75~~
~~Subordinated Term Loan Note made by Southwest Iowa Renewable Energy, LLC in favor of Bunge N.A. Holdings, Inc. dated effective August 26, 2009 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on September 2, 2009).~~

~~10.76~~10.59
Subordinated Revolving Credit Note made by Southwest Iowa Renewable Energy, LLC in favor of Bunge N.A. Holdings, Inc. dated effective August 26, 2009 (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on September 2, 2009).

~~10.77~~10.60
Employment Agreement dated August 27, 2009 between Southwest Iowa Renewable Energy, LLC and Mr. Brian T. Cahill (incorporated by reference to Exhibit 10.3 of Form 8-K filed by the Company on September 2, 2009).

~~10.78~~
~~Sixth Amendment to Credit Agreement by and among Southwest Iowa Renewable Energy, LLC and AgStar Financial Services, PCA, Metropolitan Life Insurance Company, MetLife Bank, N.A., Cooperative Centrale Raiffeisen-Boerenleenbank B.A., Amarillo National Bank, First National Bank of Omaha, Bank of the West, Monumental Life Insurance Company, M&I Marshall & Ilsley Bank, dated effective December 18, 2009 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on December 29, 2009).~~

10.61
Amendment to Steam Service Contract by and between Southwest Iowa Renewable Energy, LLC and MidAmerican Energy Company dated effective October 3, 2008. Portions of the Agreement have been omitted pursuant to a request for confidential treatment. (1)

10.62
Second Amendment to Steam Service Contract by and between Southwest Iowa Renewable Energy, LLC and MidAmerican Energy Company dated effective January 1, 2009. Portions of the Agreement have been omitted pursuant to a request for confidential treatment. (1)

10.63
Third Amendment to Steam Service Contract by and between Southwest Iowa Renewable Energy, LLC and MidAmerican Energy Company dated effective January 1, 2009. Portions of the Agreement have been omitted pursuant to a request for confidential treatment. (1)

~~10.79~~10.64
Fourth Amendment to Steam Service Contract by and between Southwest Iowa Renewable Energy, LLC and MidAmerican Energy Company dated effective December 1, ~~2009 (incorporated by reference to Form 8-K filing by the company on December 31, 2009).~~2009. Portions of the Agreement have been omitted pursuant to a request for confidential treatment. (1)

10.65
Separation Agreement and Release of All Claims Agreement between Southwest Iowa Renewable Energy, LLC and Cindy Patterson (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on July 2, 2009).

10.66
Amended and Restated Railcar Sublease Agreement dated March 25, 2009 with Bunge North America, Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on August 14, 2009).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

10.67
Amended and Restated Credit Agreement by and among Southwest Iowa Renewable Energy, LLC and AgStar Financial Services, PCA, the Banks named therein, dated as of March 31, 2010 (incorporated by reference to Exhibit 99.1 of Form 8-K filed by the Company on April 5, 2010).

10.68
Loan Satisfaction Agreement, by and among Southwest Iowa Renewable Energy, LLC, ICM, Inc., and Commerce Bank, N.A., dated June 17, 2010 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on June 23, 2010).

10.69
Negotiable Subordinated Term Loan Note issued by Southwest Iowa Renewable Energy, LLC in favor of ICM, Inc., dated June 17, 2010 (incorporated by reference to Exhibit 10.2 of Form 8-K filed by the Company on June 23, 2010).

10.70
ICM, Inc. Agreement – Equity Matters, by and between ICM, Inc. and Southwest Iowa Renewable Energy, LLC, dated as of June 17, 2010 (incorporated by reference to Exhibit 10.3 of Form 8-K filed by the Company on June 23, 2010).

10.71
Subordinated Term Loan Note issued by Southwest Iowa Renewable Energy, LLC in favor of Bunge N.A. Holdings, Inc., dated June 17, 2010 (incorporated by reference to Exhibit 10.4 of Form 8-K filed by the Company on June 23, 2010).

10.72	Bunge Agreement - Equity Matters by and between Southwest Iowa Renewable Energy, LLC and Bunge N.A. Holdings, Inc. date effective August 26, 2009. (1)
10.73
First Amendment to Bunge Agreement – Equity Matters, by and between Bunge N.A. Holdings, Inc. and Southwest Iowa Renewable Energy, LLC, dated as of June 17, 2010 (incorporated by reference to Exhibit 10.5 of Form 8-K filed by the Company on June 23, 2010).

10.74
Subordination Agreement, by and among Bunge N.A. Holdings, Inc., ICM, Inc., and AgStar Financial Services, PCA and acknowledged by Southwest Iowa Renewable Energy, LLC, dated as of June 17, 2010 (incorporated by reference to Exhibit 10.6 of Form 8-K filed by the Company on June 23, 2010).

10.75
Intercreditor Agreement, by and between Bunge N.A. Holdings, Inc. and ICM, Inc. and acknowledged by Southwest Iowa Renewable Energy, LLC, dated as of June 17, 2010. (incorporated by reference to Exhibit 10.7 of Form 8-K filed by the Company on June 23, 2010).

10.76	Southwest Iowa Renewable Energy Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on July 6, 2010).
10.77	Joint Defense Agreement between ICM, Inc. and Southwest Iowa Renewable Energy, LLC dated July 13, 2010 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on July 16, 2010).
10.78
Tricanter Purchase and Installation Agreement by and between ICM, Inc. and Southwest Iowa Renewable Energy, LLC dated August 25, 2010 (incorporated by reference to Exhibit 10.1 of Form 8-K/A filed by the Company on January 12, 2011). Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

10.79
Corn Oil Agency Agreement by and between ICM, Inc. and Southwest Iowa Renewable Energy, LLC effective as of November 12, 2010 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on November 30, 2010).  Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

11	Omitted – Inapplicable.
12	Omitted – Inapplicable.
13	Omitted – Inapplicable.
14	Omitted – Inapplicable.
16	Omitted – Inapplicable.
18	Omitted – Inapplicable.
21	Omitted – Inapplicable.
22	Omitted – Inapplicable.
23.1	Consent of McGladrey & Pullen, LLP. (1)
24	Omitted – Inapplicable.
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of ~~●~~Treynor State Bank, as Trustee under the Indenture for the Notes. (~~2~~1)

_____________________
(1) Filed herewith.
(2) To be filed by amendment.

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Document 1 ID	PowerDocs://SLC/5564551/7
Description	SLC-#5564551-v7-SIRE:_2010_Convertible_Subordinated_Notes_S-1
Document 2 ID	PowerDocs://SLC/5564551/20
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